

05060432

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Ameriquest Mortgage Securities Inc.	0001102913
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, July 25, 2005, Series 2005-R6	333-121781

Name of Person Filing the Document
(If Other than the Registrant)



PROCESSED
JUL 28 2005
THOMSON FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: July 25, 2005

AMERIQUEST MORTGAGE SECURITIES INC.



By: ____________________
Name: John P. Grazer
Title: CFO

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Ameriquest Mortgage Securities Asset-Backed Pass-Through Certificates, Series 2005-R6 - CF - A2 - 1 - LIBOR_1MO=3.433, LIBOR_6MO=3.870 0 PricingSpeed

LIBOR_1MO=3.433, LIBOR_6MO=3.870
0 PricingSpeed

Period	*Date*	*Principal*	*Interest*	*Cash Flow*	*Balance*
Total		302,306,000.00	216,584,300.20	518,890,300.20	
0	29-Jul-05	0	0	0	302,306,000.00
1	25-Aug-05	227,373.56	823,708.27	1,051,081.84	302,078,626.44
2	25-Sep-05	229,122.71	945,027.81	1,174,150.52	301,849,503.73
3	25-Oct-05	230,658.49	913,849.37	1,144,507.87	301,618,845.24
4	25-Nov-05	232,204.66	943,589.42	1,175,794.08	301,386,640.58
5	25-Dec-05	233,761.26	912,448.05	1,146,209.32	301,152,879.32
6	25-Jan-06	235,328.39	942,131.69	1,177,460.07	300,917,550.93
7	25-Feb-06	236,906.10	941,395.48	1,178,301.58	300,680,644.83
8	25-Mar-06	238,494.47	849,623.28	1,088,117.74	300,442,150.36
9	25-Apr-06	240,093.57	939,908.23	1,180,001.80	300,202,056.79
10	25-May-06	241,703.48	908,861.73	1,150,565.21	299,960,353.31
11	25-Jun-06	243,324.27	938,400.97	1,181,725.24	299,717,029.04
12	25-Jul-06	244,956.01	907,393.31	1,152,349.32	299,472,073.03
13	25-Aug-06	246,598.78	936,873.42	1,183,472.21	299,225,474.24
14	25-Sep-06	248,252.65	936,101.96	1,184,354.61	298,977,221.59
15	25-Oct-06	249,917.70	905,153.54	1,155,071.24	298,727,303.89
16	25-Nov-06	251,594.01	934,543.48	1,186,137.48	298,475,709.88
17	25-Dec-06	253,281.64	903,635.21	1,156,916.86	298,222,428.23
18	25-Jan-07	254,980.69	932,964.01	1,187,944.70	297,967,447.55
19	25-Feb-07	256,691.22	932,166.33	1,188,857.55	297,710,756.33
20	25-Mar-07	258,413.32	841,231.36	1,099,644.68	297,452,343.01
21	25-Apr-07	260,147.05	930,554.87	1,190,701.92	297,192,195.96
22	25-May-07	260,069.16	899,749.37	1,159,818.53	296,932,126.80
23	25-Jun-07	261,341.34	928,927.41	1,190,268.76	296,670,785.45
24	25-Jul-07	228,620.57	898,170.80	1,126,791.37	296,442,164.89
25	25-Aug-07	230,239.89	927,394.61	1,157,634.50	296,211,924.99
26	25-Sep-07	231,914.07	926,674.32	1,158,588.39	295,980,010.93
27	25-Oct-07	233,600.70	896,079.48	1,129,680.18	295,746,410.23
28	25-Nov-07	235,299.88	925,218.00	1,160,517.88	295,511,110.35
29	25-Dec-07	237,007.06	894,659.89	1,131,666.95	295,274,103.29
30	25-Jan-08	238,640.37	923,740.43	1,162,380.80	295,035,462.92
31	25-Feb-08	240,377.67	922,993.86	1,163,371.53	294,795,085.25
32	25-Mar-08	242,127.92	862,742.38	1,104,870.30	294,552,957.33
33	25-Apr-08	243,891.21	921,484.38	1,165,375.59	294,309,066.12
34	25-May-08	245,548.25	891,020.70	1,136,568.95	294,063,517.87
35	25-Jun-08	247,337.56	919,953.21	1,167,290.77	293,816,180.30
36	25-Jul-08	244,212.44	889,528.49	1,133,740.93	293,571,967.86
37	25-Aug-08	246,015.90	918,415.44	1,164,431.34	293,325,951.96

38	25-Sep-08	247,832.98	917,645.80	1,165,478.77	293,078,118.99
39	25-Oct-08	249,663.78	887,294.01	1,136,957.79	292,828,455.20
40	25-Nov-08	251,508.42	916,089.42	1,167,597.84	292,576,946.79
41	25-Dec-08	253,366.99	885,776.71	1,139,143.70	292,323,579.79
42	25-Jan-09	255,239.61	914,509.96	1,169,749.57	292,068,340.18
43	25-Feb-09	257,126.38	913,711.46	1,170,837.85	291,811,213.80
44	25-Mar-09	259,027.42	824,561.22	1,083,588.64	291,552,186.38
45	25-Apr-09	260,942.83	912,096.72	1,173,039.55	291,291,243.56
46	25-May-09	262,872.72	881,884.24	1,144,756.96	291,028,370.84
47	25-Jun-09	264,817.20	910,458.01	1,175,275.21	290,763,553.63
48	25-Jul-09	266,776.40	880,286.66	1,147,063.06	290,496,777.23
49	25-Aug-09	268,750.41	908,794.96	1,177,545.37	290,228,026.82
50	25-Sep-09	270,739.36	907,954.20	1,178,693.56	289,957,287.46
51	25-Oct-09	272,743.37	877,845.69	1,150,589.05	289,684,544.09
52	25-Nov-09	274,762.53	906,253.96	1,181,016.49	289,409,781.56
53	25-Dec-09	276,796.99	876,188.11	1,152,985.10	289,132,984.57
54	25-Jan-10	278,846.84	904,528.45	1,183,375.29	288,854,137.73
55	25-Feb-10	280,912.21	903,656.10	1,184,568.31	288,573,225.52
56	25-Mar-10	282,993.23	815,411.74	1,098,404.97	288,290,232.29
57	25-Apr-10	285,090.00	901,891.97	1,186,981.97	288,005,142.29
58	25-May-10	287,202.66	871,935.57	1,159,138.23	287,717,939.63
59	25-Jun-10	289,331.32	900,101.60	1,189,432.92	287,428,608.31
60	25-Jul-10	346,455.61	870,190.11	1,216,645.72	287,082,152.70
61	25-Aug-10	349,026.47	898,112.59	1,247,139.06	286,733,126.23
62	25-Sep-10	351,616.79	897,020.69	1,248,637.48	286,381,509.44
63	25-Oct-10	354,226.72	867,020.02	1,221,246.74	286,027,282.71
64	25-Nov-10	356,856.42	894,812.52	1,251,668.94	285,670,426.29
65	25-Dec-10	359,506.04	864,867.22	1,224,373.25	285,310,920.25
66	25-Jan-11	362,175.72	892,571.44	1,254,747.16	284,948,744.53
67	25-Feb-11	364,865.63	891,438.40	1,256,304.03	284,583,878.90
68	25-Mar-11	367,575.92	804,139.18	1,171,715.10	284,216,302.97
69	25-Apr-11	370,306.75	889,147.02	1,259,453.77	283,845,996.22
70	25-May-11	373,058.28	859,343.75	1,232,402.03	283,472,937.95
71	25-Jun-11	375,830.65	886,821.46	1,262,652.12	283,097,107.29
72	25-Jul-11	378,624.05	857,076.49	1,235,700.54	282,718,483.24
73	25-Aug-11	381,438.62	884,461.21	1,265,899.84	282,337,044.62
74	25-Sep-11	384,274.54	883,267.92	1,267,542.46	281,952,770.08
75	25-Oct-11	387,131.96	853,612.01	1,240,743.97	281,565,638.11
76	25-Nov-11	390,011.06	880,854.64	1,270,865.69	281,175,627.06
77	25-Dec-11	392,911.99	851,259.21	1,244,171.20	280,782,715.06
78	25-Jan-12	395,834.93	878,405.33	1,274,240.26	280,386,880.13
79	25-Feb-12	398,780.05	877,166.99	1,275,947.04	279,988,100.07
80	25-Mar-12	401,747.52	819,408.51	1,221,156.03	279,586,352.55
81	25-Apr-12	404,737.51	874,662.61	1,279,400.12	279,181,615.03
82	25-May-12	407,750.20	845,222.34	1,252,972.54	278,773,864.83
83	25-Jun-12	410,785.76	872,120.80	1,282,906.56	278,363,079.08
84	25-Jul-12	413,844.36	842,744.22	1,256,588.58	277,949,234.72

85	25-Aug-12	416,926.19	869,541.02	1,286,467.21	277,532,308.53
86	25-Sep-12	420,031.42	868,236.70	1,288,268.12	277,112,277.11
87	25-Oct-12	423,160.24	838,957.42	1,262,117.66	276,689,116.87
88	25-Nov-12	426,312.82	865,598.84	1,291,911.67	276,262,804.05
89	25-Dec-12	429,489.36	836,385.64	1,265,875.00	275,833,314.69
90	25-Jan-13	432,690.03	862,921.54	1,295,611.57	275,400,624.66
91	25-Feb-13	435,915.03	861,567.90	1,297,482.93	274,964,709.63
92	25-Mar-13	439,164.53	776,958.61	1,216,123.15	274,525,545.10
93	25-Apr-13	442,438.74	858,830.29	1,301,269.03	274,083,106.36
94	25-May-13	445,737.83	829,786.60	1,275,524.44	273,637,368.53
95	25-Jun-13	449,062.01	856,051.70	1,305,113.71	273,188,306.52
96	25-Jul-13	452,411.47	827,077.60	1,279,489.06	272,735,895.06
97	25-Aug-13	455,786.39	853,231.52	1,309,017.91	272,280,108.66
98	25-Sep-13	459,186.99	851,805.63	1,310,992.62	271,820,921.67
99	25-Oct-13	462,613.46	822,937.84	1,285,551.30	271,358,308.22
100	25-Nov-13	466,065.99	848,921.85	1,314,987.84	270,892,242.23
101	25-Dec-13	469,544.79	820,126.26	1,289,671.06	270,422,697.43
102	25-Jan-14	473,050.07	845,994.87	1,319,044.94	269,949,647.36
103	25-Feb-14	476,582.02	844,514.98	1,321,097.00	269,473,065.34
104	25-Mar-14	480,140.86	761,441.06	1,241,581.92	268,992,924.48
105	25-Apr-14	483,726.79	841,521.95	1,325,248.74	268,509,197.69
106	25-May-14	487,340.02	812,911.60	1,300,251.62	268,021,857.67
107	25-Jun-14	490,980.77	838,484.05	1,329,464.81	267,530,876.90
108	25-Jul-14	494,649.24	809,949.73	1,304,598.97	267,036,227.67
109	25-Aug-14	498,345.65	835,400.59	1,333,746.23	266,537,882.02
110	25-Sep-14	502,070.22	833,841.55	1,335,911.77	266,035,811.80
111	25-Oct-14	505,823.16	805,423.42	1,311,246.58	265,529,988.64
112	25-Nov-14	509,604.70	830,688.44	1,340,293.14	265,020,383.94
113	25-Dec-14	513,415.05	802,349.21	1,315,764.27	264,506,968.89
114	25-Jan-15	517,254.45	827,488.01	1,344,742.46	263,989,714.44
115	25-Feb-15	521,123.11	825,869.82	1,346,992.93	263,468,591.33
116	25-Mar-15	525,021.26	744,474.42	1,269,495.67	262,943,570.08
117	25-Apr-15	528,949.13	822,597.05	1,351,546.17	262,414,620.95
118	25-May-15	532,906.94	794,460.26	1,327,367.21	261,881,714.01
119	25-Jun-15	536,894.95	819,275.12	1,356,170.06	261,344,819.06
120	25-Jul-15	530,796.12	791,221.44	1,322,017.56	260,814,022.95
121	25-Aug-15	534,772.60	815,934.94	1,350,707.54	260,279,250.35
122	25-Sep-15	538,779.45	814,261.94	1,353,041.39	259,740,470.90
123	25-Oct-15	542,816.90	786,364.28	1,329,181.17	259,197,654.00
124	25-Nov-15	546,885.19	810,878.26	1,357,763.45	258,650,768.82
125	25-Dec-15	550,984.55	783,065.20	1,334,049.76	258,099,784.26
126	25-Jan-16	555,115.24	807,443.67	1,362,558.91	257,544,669.02
127	25-Feb-16	559,277.49	805,707.03	1,364,984.52	256,985,391.54
128	25-Mar-16	563,471.54	752,089.16	1,315,560.71	256,421,919.99
129	25-Apr-16	567,697.66	802,194.61	1,369,892.26	255,854,222.34
130	25-May-16	571,956.07	774,598.66	1,346,554.73	255,282,266.27
131	25-Jun-16	576,247.04	798,629.30	1,374,876.34	254,706,019.23

132	25-Jul-16	580,570.82	771,122.47	1,351,693.29	254,125,448.41
133	25-Aug-16	584,927.66	795,010.29	1,379,937.94	253,540,520.75
134	25-Sep-16	589,317.82	793,180.39	1,382,498.21	252,951,202.94
135	25-Oct-16	593,741.55	765,809.77	1,359,551.32	252,357,461.38
136	25-Nov-16	598,199.13	789,479.29	1,387,678.42	251,759,262.26
137	25-Dec-16	602,690.81	762,201.17	1,364,891.98	251,156,571.45
138	25-Jan-17	607,216.85	785,722.40	1,392,939.26	250,549,354.59
139	25-Feb-17	611,777.54	783,822.78	1,395,600.31	249,937,577.06
140	25-Mar-17	616,373.12	706,240.28	1,322,613.40	249,321,203.94
141	25-Apr-17	621,003.88	779,980.61	1,400,984.49	248,700,200.05
142	25-May-17	625,670.09	752,939.86	1,378,609.95	248,074,529.97
143	25-Jun-17	630,372.02	776,080.49	1,406,452.52	247,444,157.94
144	25-Jul-17	635,109.96	749,137.19	1,384,247.15	246,809,047.98
145	25-Aug-17	639,884.18	772,121.54	1,412,005.72	246,169,163.81
146	25-Sep-17	644,694.96	770,119.71	1,414,814.67	245,524,468.85
147	25-Oct-17	649,542.59	743,325.33	1,392,867.92	244,874,926.25
148	25-Nov-17	654,427.36	766,070.80	1,420,498.16	244,220,498.89
149	25-Dec-17	659,349.55	739,377.56	1,398,727.11	243,561,149.34
150	25-Jan-18	664,309.46	761,960.76	1,426,270.22	242,896,839.88
151	25-Feb-18	669,307.38	759,882.52	1,429,189.91	242,227,532.49
152	25-Mar-18	674,343.61	684,454.26	1,358,797.87	241,553,188.88
153	25-Apr-18	679,418.44	755,679.02	1,435,097.46	240,873,770.45
154	25-May-18	684,532.17	729,245.34	1,413,777.51	240,189,238.28
155	25-Jun-18	689,685.11	751,412.02	1,441,097.13	239,499,553.16
156	25-Jul-18	694,877.57	725,084.90	1,419,962.46	238,804,675.60
157	25-Aug-18	700,109.84	747,080.53	1,447,190.37	238,104,565.75
158	25-Sep-18	705,382.25	744,890.29	1,450,272.54	237,399,183.51
159	25-Oct-18	710,695.10	718,726.03	1,429,421.12	236,688,488.41
160	25-Nov-18	716,048.70	740,460.21	1,456,508.92	235,972,439.71
161	25-Dec-18	721,443.39	714,406.56	1,435,849.95	235,250,996.32
162	25-Jan-19	726,879.47	735,963.14	1,462,842.60	234,524,116.86
163	25-Feb-19	732,357.26	733,689.16	1,466,046.42	233,791,759.59
164	25-Mar-19	737,877.11	660,617.58	1,398,494.69	233,053,882.49
165	25-Apr-19	743,439.32	729,089.65	1,472,528.97	232,310,443.16
166	25-May-19	749,044.24	703,319.87	1,452,364.10	231,561,398.93
167	25-Jun-19	754,692.19	724,420.54	1,479,112.73	230,806,706.74
168	25-Jul-19	760,383.51	698,767.30	1,459,150.81	230,046,323.23
169	25-Aug-19	766,118.54	719,680.75	1,485,799.29	229,280,204.69
170	25-Sep-19	771,897.62	717,284.01	1,489,181.63	228,508,307.08
171	25-Oct-19	777,721.09	691,808.90	1,469,529.99	227,730,585.99
172	25-Nov-19	783,589.30	712,436.16	1,496,025.46	226,946,996.69
173	25-Dec-19	789,502.60	687,082.03	1,476,584.63	226,157,494.09
174	25-Jan-20	795,461.34	707,514.87	1,502,976.21	225,362,032.75
175	25-Feb-20	801,465.88	705,026.34	1,506,492.21	224,560,566.87
176	25-Mar-20	807,516.56	657,195.21	1,464,711.77	223,753,050.31
177	25-Apr-20	813,613.76	699,992.77	1,513,606.53	222,939,436.55
178	25-May-20	817,765.61	674,949.14	1,492,714.75	222,121,670.94

179	25-Jun-20	815,127.65	694,889.14	1,510,016.78	221,306,543.29
180	25-Jul-20	783,274.96	670,005.56	1,453,280.52	220,523,268.33
181	25-Aug-20	789,244.00	689,888.67	1,479,132.67	219,734,024.33
182	25-Sep-20	795,259.27	687,419.58	1,482,678.86	218,938,765.06
183	25-Oct-20	801,321.14	662,837.11	1,464,158.26	218,137,443.91
184	25-Nov-20	807,429.98	682,424.82	1,489,854.79	217,330,013.94
185	25-Dec-20	813,586.14	657,966.62	1,471,552.76	216,516,427.80
186	25-Jan-21	819,790.00	677,353.60	1,497,143.61	215,696,637.79
187	25-Feb-21	826,041.95	674,788.96	1,500,830.90	214,870,595.85
188	25-Mar-21	832,342.34	607,152.68	1,439,495.02	214,038,253.50
189	25-Apr-21	838,691.58	669,600.84	1,508,292.42	213,199,561.93
190	25-May-21	845,090.03	645,461.67	1,490,551.70	212,354,471.90
191	25-Jun-21	851,538.09	664,333.27	1,515,871.36	211,502,933.81
192	25-Jul-21	858,036.14	640,325.13	1,498,361.27	210,644,897.67
193	25-Aug-21	864,584.58	658,985.01	1,523,569.59	209,780,313.09
194	25-Sep-21	871,183.81	656,280.23	1,527,464.04	208,909,129.28
195	25-Oct-21	877,834.22	632,472.39	1,510,306.61	208,031,295.06
196	25-Nov-21	884,536.21	650,808.57	1,535,344.79	207,146,758.85
197	25-Dec-21	891,290.20	627,136.81	1,518,427.01	206,255,468.64
198	25-Jan-22	898,096.59	645,253.05	1,543,349.63	205,357,372.06
199	25-Feb-22	904,955.79	642,443.43	1,547,399.21	204,452,416.27
200	25-Mar-22	911,868.22	577,714.38	1,489,582.59	203,540,548.05
201	25-Apr-22	918,834.29	636,759.64	1,555,593.93	202,621,713.76
202	25-May-22	925,854.43	613,437.24	1,539,291.67	201,695,859.34
203	25-Jun-22	932,929.06	630,988.69	1,563,917.75	200,762,930.27
204	25-Jul-22	940,058.62	607,809.77	1,547,868.39	199,822,871.66
205	25-Aug-22	947,243.52	625,129.20	1,572,372.73	198,875,628.13
206	25-Sep-22	954,484.22	622,165.83	1,576,650.05	197,921,143.91
207	25-Oct-22	961,781.15	599,206.26	1,560,987.41	196,959,362.77
208	25-Nov-22	969,134.74	616,170.95	1,585,305.69	195,990,228.03
209	25-Dec-22	976,545.45	593,360.42	1,569,905.87	195,013,682.57
210	25-Jan-23	984,013.73	610,084.05	1,594,097.78	194,029,668.84
211	25-Feb-23	991,540.03	607,005.65	1,598,545.68	193,038,128.82
212	25-Mar-23	999,124.80	545,461.41	1,544,586.20	192,039,004.02
213	25-Apr-23	1,006,768.50	600,778.02	1,607,546.52	191,032,235.52
214	25-May-23	1,014,471.61	578,350.09	1,592,821.70	190,017,763.91
215	25-Jun-23	1,022,234.58	594,454.74	1,616,689.32	188,995,529.33
216	25-Jul-23	1,030,057.89	572,183.97	1,602,241.86	187,965,471.44
217	25-Aug-23	1,037,942.02	588,034.31	1,625,976.33	186,927,529.42
218	25-Sep-23	1,045,887.44	584,787.20	1,630,674.63	185,881,641.98
219	25-Oct-23	1,053,894.63	562,756.67	1,616,651.30	184,827,747.35
220	25-Nov-23	1,061,964.08	578,218.21	1,640,182.29	183,765,783.27
221	25-Dec-23	1,070,096.29	556,350.91	1,626,447.20	182,695,686.98
222	25-Jan-24	1,078,291.74	571,548.23	1,649,839.97	181,617,395.24
223	25-Feb-24	1,086,550.94	568,174.89	1,654,725.82	180,530,844.31
224	25-Mar-24	1,094,874.38	528,338.56	1,623,212.94	179,435,969.93
225	25-Apr-24	1,103,262.58	561,350.48	1,664,613.06	178,332,707.35

226	25-May-24	1,111,716.04	539,902.27	1,651,618.31	177,220,991.31
227	25-Jun-24	1,120,235.27	554,421.10	1,674,656.38	176,100,756.04
228	25-Jul-24	1,128,820.81	533,145.04	1,661,965.85	174,971,935.23
229	25-Aug-24	1,137,473.16	547,385.12	1,684,858.28	173,834,462.07
230	25-Sep-24	1,146,192.85	543,826.63	1,690,019.48	172,688,269.22
231	25-Oct-24	1,154,980.43	522,813.74	1,677,794.16	171,533,288.79
232	25-Nov-24	1,163,836.41	536,627.60	1,700,464.01	170,369,452.38
233	25-Dec-24	1,172,761.34	515,793.52	1,688,554.86	169,196,691.03
234	25-Jan-25	1,181,755.77	529,317.75	1,711,073.52	168,014,935.26
235	25-Feb-25	1,190,820.24	525,620.72	1,716,440.96	166,824,115.02
236	25-Mar-25	1,199,955.30	471,389.34	1,671,344.64	165,624,159.72
237	25-Apr-25	1,207,436.11	518,141.38	1,725,577.50	164,416,723.61
238	25-May-25	1,215,458.96	497,771.63	1,713,230.59	163,201,264.65
239	25-Jun-25	1,221,318.87	510,561.56	1,731,880.43	161,979,945.78
240	25-Jul-25	1,197,382.77	490,394.29	1,687,777.05	160,782,563.01
241	25-Aug-25	1,205,317.39	502,994.85	1,708,312.24	159,577,245.62
242	25-Sep-25	1,214,616.84	499,224.11	1,713,840.95	158,362,628.78
243	25-Oct-25	1,223,989.06	479,442.86	1,703,431.92	157,138,639.72
244	25-Nov-25	1,233,434.64	491,595.14	1,725,029.78	155,905,205.08
245	25-Dec-25	1,242,954.14	472,003.01	1,714,957.15	154,662,250.94
246	25-Jan-26	1,252,548.16	483,847.96	1,736,396.13	153,409,702.78
247	25-Feb-26	1,262,217.29	479,929.47	1,742,146.76	152,147,485.49
248	25-Mar-26	1,271,962.12	429,918.08	1,701,880.20	150,875,523.37
249	25-Apr-26	1,281,783.25	472,001.50	1,753,784.75	149,593,740.12
250	25-May-26	1,291,681.28	452,895.05	1,744,576.33	148,302,058.84
251	25-Jun-26	1,301,656.83	463,950.63	1,765,607.47	147,000,402.00
252	25-Jul-26	1,311,710.51	445,043.72	1,756,754.23	145,688,691.49
253	25-Aug-26	1,321,842.94	455,774.93	1,777,617.87	144,366,848.55
254	25-Sep-26	1,332,054.73	451,639.66	1,783,694.39	143,034,793.82
255	25-Oct-26	1,342,346.53	433,037.84	1,775,384.37	141,692,447.29
256	25-Nov-26	1,352,718.96	443,273.01	1,795,991.97	140,339,728.33
257	25-Dec-26	1,363,172.66	424,878.53	1,788,051.19	138,976,555.67
258	25-Jan-27	1,373,708.28	434,776.57	1,808,484.86	137,602,847.38
259	25-Feb-27	1,384,326.47	430,479.04	1,814,805.51	136,218,520.91
260	25-Mar-27	1,395,027.88	384,908.13	1,779,936.01	134,823,493.03
261	25-Apr-27	1,405,813.17	421,784.06	1,827,597.23	133,417,679.86
262	25-May-27	1,416,683.00	403,922.03	1,820,605.03	132,000,996.86
263	25-Jun-27	1,427,638.05	412,954.12	1,840,592.17	130,573,358.80
264	25-Jul-27	1,438,679.00	395,310.84	1,833,989.84	129,134,679.81
265	25-Aug-27	1,449,806.51	403,987.08	1,853,793.59	127,684,873.30
266	25-Sep-27	1,461,021.28	399,451.49	1,860,472.77	126,223,852.02
267	25-Oct-27	1,472,324.01	382,142.71	1,854,466.72	124,751,528.01
268	25-Nov-27	1,483,715.38	390,274.76	1,873,990.14	123,267,812.63
269	25-Dec-27	1,495,196.10	373,193.30	1,868,389.41	121,772,616.53
270	25-Jan-28	1,506,766.89	380,955.48	1,887,722.37	120,265,849.64
271	25-Feb-28	1,518,428.45	376,241.69	1,894,670.14	118,747,421.19
272	25-Mar-28	1,530,181.50	347,524.22	1,877,705.73	117,217,239.68

273	25-Apr-28	1,892,468.00	366,704.37	2,259,172.36	115,324,771.69
274	25-May-28	951,026.58	349,145.75	1,300,172.33	114,373,745.10
275	25-Jun-28	958,390.12	357,808.73	1,316,198.85	113,415,354.98
276	25-Jul-28	965,811.45	343,364.99	1,309,176.43	112,449,543.54
277	25-Aug-28	973,291.03	351,789.03	1,325,080.05	111,476,252.51
278	25-Sep-28	980,829.32	348,744.17	1,329,573.49	110,495,423.19
279	25-Oct-28	988,426.79	334,524.89	1,322,951.69	109,506,996.40
280	25-Nov-28	996,083.92	342,583.51	1,338,667.43	108,510,912.48
281	25-Dec-28	1,003,801.17	328,516.79	1,332,317.95	107,507,111.32
282	25-Jan-29	1,011,579.01	336,327.04	1,347,906.05	106,495,532.30
283	25-Feb-29	1,019,417.95	333,162.40	1,352,580.34	105,476,114.36
284	25-Mar-29	1,027,318.44	298,040.34	1,325,358.78	104,448,795.91
285	25-Apr-29	1,035,281.00	326,759.35	1,362,040.35	103,413,514.92
286	25-May-29	1,043,306.10	313,084.42	1,356,390.52	102,370,208.82
287	25-Jun-29	1,051,394.25	320,256.67	1,371,650.92	101,318,814.57
288	25-Jul-29	1,059,545.94	306,742.71	1,366,288.65	100,259,268.63
289	25-Aug-29	1,067,761.69	313,652.77	1,381,414.45	99,191,506.94
290	25-Sep-29	1,076,041.99	310,312.36	1,386,354.36	98,115,464.95
291	25-Oct-29	1,084,387.37	297,044.57	1,381,431.94	97,031,077.58
292	25-Nov-29	1,092,798.34	303,553.64	1,396,351.98	95,938,279.24
293	25-Dec-29	1,101,275.41	290,453.14	1,391,728.55	94,837,003.83
294	25-Jan-30	1,109,819.13	296,689.66	1,406,508.79	93,727,184.70
295	25-Feb-30	1,118,430.01	293,217.69	1,411,647.69	92,608,754.69
296	25-Mar-30	1,127,108.58	261,681.47	1,388,790.05	91,481,646.11
297	25-Apr-30	1,135,855.40	286,192.71	1,422,048.10	90,345,790.71
298	25-May-30	1,144,670.99	273,521.88	1,418,192.87	89,201,119.72
299	25-Jun-30	1,151,290.69	279,058.27	1,430,348.96	88,049,829.03
300	25-Jul-30	1,158,617.42	266,570.86	1,425,188.28	86,891,211.61
301	25-Aug-30	1,167,617.60	271,831.91	1,439,449.51	85,723,594.01
302	25-Sep-30	1,176,688.61	268,179.12	1,444,867.73	84,546,905.41
303	25-Oct-30	1,185,831.01	255,965.76	1,441,796.77	83,361,074.40
304	25-Nov-30	1,195,045.38	260,788.17	1,455,833.55	82,166,029.02
305	25-Dec-30	1,204,332.28	248,757.65	1,453,089.93	80,961,696.74
306	25-Jan-31	1,213,692.29	253,281.92	1,466,974.21	79,748,004.45
307	25-Feb-31	1,223,126.00	249,484.99	1,472,610.98	78,524,878.45
308	25-Mar-31	1,232,633.98	221,885.13	1,454,519.12	77,292,244.47
309	25-Apr-31	1,242,216.84	241,802.35	1,484,019.19	76,050,027.63
310	25-May-31	1,251,875.17	230,241.46	1,482,116.62	74,798,152.46
311	25-Jun-31	1,261,609.56	233,999.79	1,495,609.34	73,536,542.91
312	25-Jul-31	1,271,420.62	222,631.88	1,494,052.51	72,265,122.28
313	25-Aug-31	1,281,308.97	226,075.41	1,507,384.38	70,983,813.32
314	25-Sep-31	1,291,275.22	222,066.94	1,513,342.16	69,692,538.10
315	25-Oct-31	1,301,319.98	210,994.16	1,512,314.14	68,391,218.12
316	25-Nov-31	1,311,443.89	213,956.23	1,525,400.11	67,079,774.23
317	25-Dec-31	1,321,647.57	203,084.02	1,524,731.58	65,758,126.67
318	25-Jan-32	1,331,931.66	205,718.82	1,537,650.48	64,426,195.01
319	25-Feb-32	1,342,296.79	201,551.98	1,543,848.78	63,083,898.22

320	25-Mar-32	1,352,743.63	184,620.29	1,537,363.91	61,731,154.59
321	25-Apr-32	1,363,272.80	193,120.77	1,556,393.57	60,367,881.79
322	25-May-32	1,373,884.98	182,763.76	1,556,648.74	58,993,996.81
323	25-Jun-32	1,384,580.82	184,557.80	1,569,138.62	57,609,416.00
324	25-Jul-32	1,395,360.98	174,412.51	1,569,773.49	56,214,055.01
325	25-Aug-32	1,406,226.15	175,860.99	1,582,087.13	54,807,828.87
326	25-Sep-32	1,417,176.99	171,461.73	1,588,638.72	53,390,651.88
327	25-Oct-32	1,428,214.19	161,640.20	1,589,854.39	51,962,437.68
328	25-Nov-32	1,439,338.44	162,560.16	1,601,898.60	50,523,099.24
329	25-Dec-32	1,450,550.43	152,958.68	1,603,509.11	49,072,548.82
330	25-Jan-33	1,461,850.86	153,519.38	1,615,370.24	47,610,697.96
331	25-Feb-33	1,473,240.43	148,946.10	1,622,186.53	46,137,457.53
332	25-Mar-33	1,484,719.86	130,369.08	1,615,088.93	44,652,737.67
333	25-Apr-33	1,496,289.86	139,692.37	1,635,982.23	43,156,447.81
334	25-May-33	1,507,951.15	130,656.15	1,638,607.29	41,648,496.66
335	25-Jun-33	1,519,704.46	130,293.85	1,649,998.31	40,128,792.20
336	25-Jul-33	1,531,550.53	121,489.92	1,653,040.45	38,597,241.68
337	25-Aug-33	1,543,490.09	120,748.25	1,664,238.34	37,053,751.59
338	25-Sep-33	1,555,523.88	115,919.57	1,671,443.46	35,498,227.71
339	25-Oct-33	1,567,652.67	107,470.88	1,675,123.56	33,930,575.03
340	25-Nov-33	1,579,877.21	106,148.98	1,686,026.18	32,350,697.83
341	25-Dec-33	1,592,198.25	97,941.74	1,690,139.99	30,758,499.57
342	25-Jan-34	1,604,616.58	96,225.40	1,700,841.98	29,153,882.99
343	25-Feb-34	1,617,132.96	91,205.49	1,708,338.46	27,536,750.03
344	25-Mar-34	1,629,748.18	77,809.68	1,707,557.86	25,907,001.85
345	25-Apr-34	1,642,463.03	81,047.90	1,723,510.93	24,264,538.81
346	25-May-34	1,655,278.30	73,460.89	1,728,739.19	22,609,260.52
347	25-Jun-34	1,668,194.79	74,625.00	1,742,819.79	20,941,065.73
348	25-Jul-34	1,681,213.31	66,889.25	1,748,102.56	19,259,852.42
349	25-Aug-34	1,694,334.67	63,569.82	1,757,904.49	17,565,517.75
350	25-Sep-34	1,707,559.70	57,977.43	1,765,537.13	15,857,958.05
351	25-Oct-34	1,720,889.22	50,652.96	1,771,542.18	14,137,068.83
352	25-Nov-34	1,734,324.06	46,661.36	1,780,985.42	12,402,744.78
353	25-Dec-34	1,747,865.07	39,616.43	1,787,481.50	10,654,879.71
354	25-Jan-35	1,761,513.09	35,167.91	1,796,681.00	8,893,366.62
355	25-Feb-35	1,775,268.97	29,353.79	1,804,622.76	7,118,097.65
356	25-Mar-35	1,789,133.59	21,220.63	1,810,354.22	5,328,964.06
357	25-Apr-35	1,803,107.80	17,588.99	1,820,696.78	3,525,856.27
358	25-May-35	2,530,757.66	11,262.17	2,542,019.83	995,098.61
359	25-Jun-35	995,098.61	3,284.46	998,383.07	0

Disclaimer:

This material is provided to you solely for informational purposes, is intended for your use only and does not constitute an offer or commitment, a solicitation of an offer or commitment, or any advice or recommendation, to enter into or conclude any transaction (whether on the indicative terms shown or otherwise). This material has been prepared by CSFB based on assumptions and parameters determined by it in good faith. It is important that you (recipient) understand that those assumptions and parameters are not the only ones that might reasonably have been selected or that could apply in connection with the preparation of these materials or an assessment of the transaction described above. A variety of other or additional assumptions or parameters, or other market factors and other considerations, could result in different contemporaneous good faith analyses or assessment of the transaction described above. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied is made regarding future performance. Opinions and estimates may be changed without notice. The information set forth above has been obtained from or based upon sources believed by CSFB to be reliable, but CSFB does not represent or warrant its accuracy or completeness. This material does not purport to contain all of the information that an interested party may desire. In all cases, interested parties should conduct their own investigation and analysis of the transaction(s) described in these materials and of the data set forth in them. Each person receiving these materials should make an independent assessment of the merits of pursuing a transaction described in these materials and should consult their own professional advisors. CSFB may, from time to time, participate or invest in other financing transactions with the issuers of the securities referred to herein, perform services for or solicit business from such issuers, and/or have a position or effect transactions in the securities or derivatives thereof. Structured securities are complex instruments, typically involve a high degree of risk and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security may be affected by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and volatility and the credit quality of any issuer or reference issuer. Any investor interested in purchasing a structured product should conduct its own investigation and analysis of the product and consult with its own professional advisers as to the risks involved in making such a purchase.

Ameriquest Mortgage Securities Asset-Backed Pass-Through Certificates, Series 2005-R6 - CF - A2 - 2 - LIBOR_1MO=3.433, LIBOR_6MO=3.870 50 PricingSpeed

LIBOR_1MO=3.433, LIBOR_6MO=3.870
50 PricingSpeed

Period	*Date*	*Principal*	*Interest*	*Cash Flow*	*Balance*
Total		302,306,000.00	59,626,120.40	361,932,120.40	
0	29-Jul-05	0	0	0	302,306,000.00
1	25-Aug-05	1,257,563.19	823,708.27	2,081,271.46	301,048,436.81
2	25-Sep-05	1,577,580.34	941,804.95	2,519,385.29	299,470,856.47
3	25-Oct-05	1,896,657.85	906,648.02	2,803,305.86	297,574,198.63
4	25-Nov-05	2,214,212.39	930,936.08	3,145,148.47	295,359,986.24
5	25-Dec-05	2,529,424.34	894,202.36	3,423,626.70	292,830,561.90
6	25-Jan-06	2,841,469.91	916,096.01	3,757,565.92	289,989,091.99
7	25-Feb-06	3,149,335.78	907,206.71	4,056,542.49	286,839,756.21
8	25-Mar-06	3,452,222.31	810,513.54	4,262,735.85	283,387,533.90
9	25-Apr-06	3,744,835.31	886,554.28	4,631,389.59	279,642,698.60
10	25-May-06	3,957,261.02	846,618.27	4,803,879.29	275,685,437.58
11	25-Jun-06	4,162,277.84	862,458.92	5,024,736.76	271,523,159.74
12	25-Jul-06	4,113,866.13	822,036.37	4,935,902.50	267,409,293.60
13	25-Aug-06	4,065,900.16	836,567.69	4,902,467.85	263,343,393.44
14	25-Sep-06	4,018,493.04	823,847.86	4,842,340.90	259,324,900.40
15	25-Oct-06	3,971,638.22	785,106.14	4,756,744.36	255,353,262.18
16	25-Nov-06	3,925,329.24	798,851.40	4,724,180.64	251,427,932.94
17	25-Dec-06	3,879,559.71	761,198.07	4,640,757.78	247,548,373.23
18	25-Jan-07	3,834,323.32	774,434.46	4,608,757.77	243,714,049.91
19	25-Feb-07	3,789,613.82	762,439.10	4,552,052.91	239,924,436.10
20	25-Mar-07	3,745,425.05	677,946.48	4,423,371.53	236,179,011.05
21	25-Apr-07	3,827,699.24	738,866.35	4,566,565.59	232,351,311.81
22	25-May-07	3,807,609.77	703,443.60	4,511,053.37	228,543,702.04
23	25-Jun-07	7,643,607.25	714,979.93	8,358,587.18	220,900,094.79
24	25-Jul-07	7,405,843.66	668,775.04	8,074,618.70	213,494,251.13
25	25-Aug-07	7,097,747.66	667,898.97	7,765,646.63	206,396,503.47
26	25-Sep-07	6,878,178.62	645,694.26	7,523,872.88	199,518,324.86
27	25-Oct-07	3,533,112.25	604,041.73	4,137,153.98	195,985,212.60
28	25-Nov-07	3,486,351.00	613,123.41	4,099,474.40	192,498,861.60
29	25-Dec-07	3,441,695.24	582,790.30	4,024,485.54	189,057,166.37
30	25-Jan-08	3,397,557.96	591,449.59	3,989,007.55	185,659,608.41
31	25-Feb-08	3,354,053.79	580,820.61	3,934,874.41	182,305,554.62
32	25-Mar-08	3,311,111.77	533,532.40	3,844,644.17	178,994,442.85
33	25-Apr-08	3,268,724.54	559,969.20	3,828,693.74	175,725,718.31
34	25-May-08	3,226,809.67	532,009.61	3,758,819.28	172,498,908.64

35	25-Jun-08	3,185,512.18	539,648.46	3,725,160.64	169,313,396.46
36	25-Jul-08	3,141,665.78	512,596.31	3,654,262.09	166,171,730.67
37	25-Aug-08	3,101,503.06	519,854.41	3,621,357.47	163,070,227.62
38	25-Sep-08	3,061,858.48	510,151.62	3,572,010.10	160,008,369.13
39	25-Oct-08	3,022,725.30	484,425.34	3,507,150.64	156,985,643.83
40	25-Nov-08	2,984,096.83	491,116.50	3,475,213.34	154,001,547.00
41	25-Dec-08	2,945,966.50	466,239.68	3,412,206.18	151,055,580.50
42	25-Jan-09	2,908,327.80	472,564.80	3,380,892.60	148,147,252.70
43	25-Feb-09	2,871,174.32	463,466.33	3,334,640.66	145,276,078.38
44	25-Mar-09	2,834,499.73	410,501.77	3,245,001.51	142,441,578.64
45	25-Apr-09	2,798,297.79	445,616.61	3,243,914.40	139,643,280.85
46	25-May-09	2,762,562.34	422,770.03	3,185,332.37	136,880,718.51
47	25-Jun-09	2,727,287.28	428,219.92	3,155,507.20	134,153,431.23
48	25-Jul-09	2,692,466.63	406,149.51	3,098,616.14	131,460,964.60
49	25-Aug-09	2,658,094.45	411,264.67	3,069,359.13	128,802,870.15
50	25-Sep-09	2,624,164.91	402,949.05	3,027,113.96	126,178,705.24
51	25-Oct-09	2,590,672.23	382,006.03	2,972,678.26	123,588,033.01
52	25-Nov-09	2,557,610.73	386,634.86	2,944,245.59	121,030,422.28
53	25-Dec-09	2,524,974.78	366,419.60	2,891,394.39	118,505,447.49
54	25-Jan-10	2,974,143.87	370,734.42	3,344,878.29	115,531,303.62
55	25-Feb-10	1,506,105.96	361,430.06	1,867,536.02	114,025,197.66
56	25-Mar-10	1,486,893.91	322,197.20	1,809,091.11	112,538,303.75
57	25-Apr-10	1,467,928.99	352,066.71	1,819,995.70	111,070,374.76
58	25-May-10	1,449,207.99	336,265.56	1,785,473.55	109,621,166.76
59	25-Jun-10	1,430,727.74	342,940.69	1,773,668.42	108,190,439.03
60	25-Jul-10	1,428,384.55	327,546.55	1,755,931.10	106,762,054.48
61	25-Aug-10	1,410,089.71	333,996.19	1,744,085.90	105,351,964.77
62	25-Sep-10	1,392,030.52	329,584.84	1,721,615.36	103,959,934.26
63	25-Oct-10	1,374,203.92	314,738.70	1,688,942.62	102,585,730.34
64	25-Nov-10	1,356,606.87	320,930.91	1,677,537.78	101,229,123.47
65	25-Dec-10	1,339,236.39	306,471.17	1,645,707.56	99,889,887.09
66	25-Jan-11	1,322,089.52	312,497.19	1,634,586.71	98,567,797.57
67	25-Feb-11	1,305,163.36	308,361.14	1,613,524.50	97,262,634.21
68	25-Mar-11	1,288,455.03	274,831.78	1,563,286.82	95,974,179.18
69	25-Apr-11	1,271,961.70	300,247.22	1,572,208.93	94,702,217.47
70	25-May-11	1,255,680.58	286,710.96	1,542,391.54	93,446,536.90
71	25-Jun-11	1,239,608.89	292,339.70	1,531,948.59	92,206,928.00
72	25-Jul-11	1,223,743.92	279,156.47	1,502,900.39	90,983,184.09
73	25-Aug-11	1,208,082.98	284,633.31	1,492,716.29	89,775,101.11
74	25-Sep-11	1,192,623.41	280,853.92	1,473,477.33	88,582,477.70
75	25-Oct-11	1,177,362.59	268,183.45	1,445,546.04	87,405,115.11
76	25-Nov-11	1,162,297.95	273,439.62	1,435,737.57	86,242,817.16
77	25-Dec-11	1,147,426.93	261,100.13	1,408,527.06	85,095,390.24
78	25-Jan-12	1,132,747.01	266,213.84	1,398,960.85	83,962,643.23

79	25-Feb-12	1,118,255.71	262,670.13	1,380,925.85	82,844,387.51
80	25-Mar-12	1,103,950.59	242,451.00	1,346,401.59	81,740,436.93
81	25-Apr-12	1,089,829.21	255,718.15	1,345,547.36	80,650,607.71
82	25-May-12	1,075,889.20	244,169.71	1,320,058.92	79,574,718.51
83	25-Jun-12	1,062,128.20	248,942.88	1,311,071.07	78,512,590.31
84	25-Jul-12	1,048,543.88	237,696.87	1,286,240.75	77,464,046.44
85	25-Aug-12	1,035,133.95	242,339.81	1,277,473.76	76,428,912.49
86	25-Sep-12	1,021,896.14	239,101.48	1,260,997.63	75,407,016.34
87	25-Oct-12	1,008,828.23	228,294.74	1,237,122.97	74,398,188.11
88	25-Nov-12	995,928.00	232,748.53	1,228,676.53	73,402,260.11
89	25-Dec-12	983,193.28	222,225.34	1,205,418.62	72,419,066.83
90	25-Jan-13	970,621.92	226,557.02	1,197,178.94	71,448,444.91
91	25-Feb-13	958,211.80	223,520.51	1,181,732.31	70,490,233.11
92	25-Mar-13	945,960.84	199,181.90	1,145,142.74	69,544,272.27
93	25-Apr-13	933,866.95	217,563.46	1,151,430.41	68,610,405.32
94	25-May-13	921,928.12	207,718.00	1,129,646.12	67,688,477.20
95	25-Jun-13	910,142.33	211,757.76	1,121,900.09	66,778,334.87
96	25-Jul-13	898,507.58	202,171.41	1,100,678.99	65,879,827.29
97	25-Aug-13	887,021.94	206,099.55	1,093,121.49	64,992,805.35
98	25-Sep-13	875,683.45	203,324.58	1,079,008.03	64,117,121.90
99	25-Oct-13	864,490.22	194,114.59	1,058,604.81	63,252,631.68
100	25-Nov-13	853,440.37	197,880.59	1,051,320.95	62,399,191.31
101	25-Dec-13	842,532.03	188,913.55	1,031,445.58	61,556,659.28
102	25-Jan-14	831,763.37	192,574.88	1,024,338.25	60,724,895.91
103	25-Feb-14	821,132.59	189,972.78	1,011,105.36	59,903,763.32
104	25-Mar-14	810,637.89	169,268.07	979,905.96	59,093,125.43
105	25-Apr-14	800,277.52	184,867.92	985,145.44	58,292,847.91
106	25-May-14	790,049.73	176,481.60	966,531.33	57,502,798.18
107	25-Jun-14	779,952.82	179,892.71	959,845.53	56,722,845.36
108	25-Jul-14	769,985.08	171,728.41	941,713.49	55,952,860.28
109	25-Aug-14	760,144.85	175,043.86	935,188.71	55,192,715.43
110	25-Sep-14	750,430.47	172,665.81	923,096.28	54,442,284.97
111	25-Oct-14	740,840.31	164,824.02	905,664.33	53,701,444.66
112	25-Nov-14	731,372.78	168,000.49	899,373.27	52,970,071.88
113	25-Dec-14	722,026.28	160,366.89	882,393.17	52,248,045.60
114	25-Jan-15	712,799.25	163,453.66	876,252.90	51,535,246.35
115	25-Feb-15	703,690.14	161,223.72	864,913.86	50,831,556.22
116	25-Mar-15	694,697.43	143,633.03	838,330.46	50,136,858.79
117	25-Apr-15	685,819.61	156,848.98	842,668.60	49,451,039.18
118	25-May-15	677,055.21	149,713.02	826,768.23	48,773,983.97
119	25-Jun-15	668,402.75	152,585.34	820,988.09	48,105,581.23
120	25-Jul-15	657,630.91	145,639.65	803,270.56	47,447,950.32
121	25-Aug-15	649,221.14	148,436.96	797,658.10	46,798,729.17
122	25-Sep-15	640,918.83	146,405.92	787,324.76	46,157,810.34

123	25-Oct-15	632,722.58	139,742.77	772,465.35	45,525,087.76
124	25-Nov-15	624,631.03	142,421.44	767,052.47	44,900,456.73
125	25-Dec-15	616,642.81	135,936.13	752,578.95	44,283,813.92
126	25-Jan-16	608,756.61	138,538.22	747,294.83	43,675,057.31
127	25-Feb-16	600,971.09	136,633.78	737,604.87	43,074,086.22
128	25-Mar-16	593,284.96	126,059.90	719,344.86	42,480,801.26
129	25-Apr-16	585,696.94	132,897.65	718,594.59	41,895,104.32
130	25-May-16	578,205.76	126,837.43	705,043.19	41,316,898.56
131	25-Jun-16	570,810.17	129,256.47	700,066.64	40,746,088.40
132	25-Jul-16	563,508.93	123,358.78	686,867.71	40,182,579.47
133	25-Aug-16	556,300.83	125,707.85	682,008.68	39,626,278.64
134	25-Sep-16	549,184.67	123,967.51	673,152.18	39,077,093.96
135	25-Oct-16	542,159.26	118,305.90	660,465.16	38,534,934.70
136	25-Nov-16	535,223.43	120,553.33	655,776.77	37,999,711.27
137	25-Dec-16	528,376.03	115,044.13	643,420.16	37,471,335.24
138	25-Jan-17	521,615.92	117,225.95	638,841.87	36,949,719.32
139	25-Feb-17	514,941.96	115,594.12	630,536.08	36,434,777.36
140	25-Mar-17	508,353.05	102,952.54	611,305.59	35,926,424.31
141	25-Apr-17	501,848.10	112,392.82	614,240.93	35,424,576.20
142	25-May-17	495,426.03	107,247.90	602,673.93	34,929,150.18
143	25-Jun-17	489,085.75	109,272.94	598,358.69	34,440,064.43
144	25-Jul-17	482,826.23	104,267.30	587,093.52	33,957,238.20
145	25-Aug-17	476,646.42	106,232.39	582,878.81	33,480,591.78
146	25-Sep-17	470,545.29	104,741.24	575,286.53	33,010,046.49
147	25-Oct-17	464,521.84	99,937.92	564,459.75	32,545,524.65
148	25-Nov-17	458,575.05	101,815.96	560,391.02	32,086,949.60
149	25-Dec-17	452,703.96	97,143.24	549,847.20	31,634,245.64
150	25-Jan-18	446,907.57	98,965.10	545,872.67	31,187,338.07
151	25-Feb-18	441,184.93	97,566.99	538,751.92	30,746,153.14
152	25-Mar-18	435,535.10	86,878.38	522,413.48	30,310,618.04
153	25-Apr-18	429,957.13	94,824.24	524,781.37	29,880,660.91
154	25-May-18	424,450.10	90,463.70	514,913.80	29,456,210.81
155	25-Jun-18	419,013.10	92,151.30	511,164.40	29,037,197.70
156	25-Jul-18	413,645.23	87,910.12	501,555.34	28,623,552.48
157	25-Aug-18	408,345.60	89,546.40	497,892.00	28,215,206.88
158	25-Sep-18	403,113.33	88,268.92	491,382.25	27,812,093.55
159	25-Oct-18	397,947.56	84,201.11	482,148.67	27,414,146.00
160	25-Nov-18	392,847.43	85,762.87	478,610.30	27,021,298.57
161	25-Dec-18	387,812.10	81,806.98	469,619.08	26,633,486.47
162	25-Jan-19	382,840.74	83,320.64	466,161.38	26,250,645.74
163	25-Feb-19	377,932.52	82,122.96	460,055.48	25,872,713.22
164	25-Mar-19	373,086.64	73,107.66	446,194.30	25,499,626.58
165	25-Apr-19	368,302.29	79,773.46	448,075.75	25,131,324.28
166	25-May-19	363,578.69	76,085.08	439,663.78	24,767,745.59

167	25-Jun-19	358,915.06	77,483.83	436,398.89	24,408,830.53
168	25-Jul-19	354,310.62	73,897.73	428,208.36	24,054,519.90
169	25-Aug-19	349,764.62	75,252.56	425,017.18	23,704,755.28
170	25-Sep-19	345,276.31	74,158.35	419,434.66	23,359,478.97
171	25-Oct-19	340,844.95	74,614.07	415,459.02	23,018,634.02
172	25-Nov-19	336,469.80	75,976.20	412,446.00	22,682,164.22
173	25-Dec-19	332,150.15	72,450.61	404,600.76	22,350,014.08
174	25-Jan-20	327,885.28	73,769.33	401,654.61	22,022,128.79
175	25-Feb-20	323,674.50	72,687.09	396,361.60	21,698,454.29
176	25-Mar-20	319,517.11	66,998.20	386,515.31	21,378,937.18
177	25-Apr-20	315,412.43	70,564.15	385,976.58	21,063,524.75
178	25-May-20	311,099.40	67,280.41	378,379.81	20,752,425.35
179	25-Jun-20	306,177.50	68,496.26	374,673.76	20,446,247.85
180	25-Jul-20	297,758.44	65,308.72	363,067.17	20,148,489.41
181	25-Aug-20	293,926.42	66,502.89	360,429.30	19,854,563.00
182	25-Sep-20	290,143.11	65,532.74	355,675.85	19,564,419.88
183	25-Oct-20	286,407.90	62,492.02	348,899.92	19,278,011.98
184	25-Nov-20	282,720.17	63,629.76	346,349.93	18,995,291.81
185	25-Dec-20	279,079.32	60,674.13	339,753.44	18,716,212.49
186	25-Jan-21	275,484.73	61,775.46	337,260.18	18,440,727.77
187	25-Feb-21	271,935.81	60,866.18	332,801.99	18,168,791.96
188	25-Mar-21	268,431.98	54,165.21	322,597.19	17,900,359.97
189	25-Apr-21	264,972.67	59,082.62	324,055.29	17,635,387.30
190	25-May-21	261,557.29	56,330.37	317,887.66	17,373,830.01
191	25-Jun-21	258,185.29	57,344.74	315,530.03	17,115,644.72
192	25-Jul-21	254,856.11	54,670.22	309,526.33	16,860,788.61
193	25-Aug-21	251,569.20	55,651.37	307,220.58	16,609,219.41
194	25-Sep-21	248,324.02	54,821.04	303,145.06	16,360,895.38
195	25-Oct-21	245,120.04	52,259.43	297,379.47	16,115,775.34
196	25-Nov-21	241,956.72	53,192.35	295,149.08	15,873,818.61
197	25-Dec-21	238,833.55	50,703.62	289,537.18	15,634,985.06
198	25-Jan-22	235,750.02	51,605.44	287,355.46	15,399,235.04
199	25-Feb-22	232,705.60	50,827.31	283,532.92	15,166,529.44
200	25-Mar-22	229,699.81	45,214.79	274,914.61	14,936,829.63
201	25-Apr-22	226,732.15	49,301.08	276,033.23	14,710,097.48
202	25-May-22	223,802.13	46,986.50	270,788.63	14,486,295.35
203	25-Jun-22	220,909.27	47,814.03	268,723.30	14,265,386.08
204	25-Jul-22	218,053.09	45,566.02	263,619.11	14,047,332.98
205	25-Aug-22	215,233.13	46,365.17	261,598.31	13,832,099.85
206	25-Sep-22	212,448.92	45,654.77	258,103.69	13,619,650.93
207	25-Oct-22	209,700.01	43,503.44	253,203.44	13,409,950.92
208	25-Nov-22	206,985.93	44,261.41	251,247.34	13,202,964.99
209	25-Dec-22	204,306.26	42,172.47	246,478.73	12,998,658.73
210	25-Jan-23	201,660.54	42,903.88	244,564.42	12,796,998.19

211	25-Feb-23	199,048.35	42,238.27	241,286.62	12,597,949.84
212	25-Mar-23	196,469.25	37,557.29	234,026.54	12,401,480.59
213	25-Apr-23	193,922.83	40,932.81	234,855.63	12,207,557.77
214	25-May-23	191,408.66	38,992.97	230,401.63	12,016,149.11
215	25-Jun-23	188,926.33	39,660.97	228,587.30	11,827,222.78
216	25-Jul-23	186,475.44	37,778.12	224,253.56	11,640,747.34
217	25-Aug-23	184,055.59	38,421.90	222,477.49	11,456,691.75
218	25-Sep-23	181,666.37	37,814.40	219,480.78	11,275,025.37
219	25-Oct-23	179,307.41	36,014.31	215,321.72	11,095,717.96
220	25-Nov-23	176,978.31	36,622.96	213,601.26	10,918,739.66
221	25-Dec-23	174,678.68	34,876.27	209,554.96	10,744,060.97
222	25-Jan-24	172,408.17	35,462.27	207,870.43	10,571,652.80
223	25-Feb-24	170,166.39	34,893.21	205,059.60	10,401,486.42
224	25-Mar-24	167,952.97	32,116.61	200,069.58	10,233,533.44
225	25-Apr-24	165,767.56	33,777.20	199,544.76	10,067,765.88
226	25-May-24	163,609.81	32,158.12	195,767.93	9,904,156.07
227	25-Jun-24	161,479.34	32,690.04	194,169.39	9,742,676.73
228	25-Jul-24	159,375.83	31,119.73	190,495.56	9,583,300.90
229	25-Aug-24	157,298.92	31,631.02	188,929.94	9,426,001.98
230	25-Sep-24	155,248.28	31,111.83	186,360.11	9,270,753.70
231	25-Oct-24	153,223.57	29,612.33	182,835.90	9,117,530.13
232	25-Nov-24	151,224.46	30,093.67	181,318.14	8,966,305.66
233	25-Dec-24	149,250.63	28,639.87	177,890.51	8,817,055.03
234	25-Jan-25	147,301.76	29,101.91	176,403.67	8,669,753.27
235	25-Feb-25	145,377.52	28,615.72	173,993.24	8,524,375.76
236	25-Mar-25	143,477.60	25,413.06	168,890.66	8,380,898.16
237	25-Apr-25	141,468.08	27,662.32	169,130.40	8,239,430.08
238	25-May-25	139,587.14	26,318.11	165,905.26	8,099,842.93
239	25-Jun-25	137,493.39	26,734.66	164,228.04	7,962,349.55
240	25-Jul-25	133,471.25	25,433.07	158,904.32	7,828,878.30
241	25-Aug-25	131,688.66	25,840.30	157,528.96	7,697,189.64
242	25-Sep-25	129,960.30	25,405.64	155,365.94	7,567,229.34
243	25-Oct-25	128,253.85	24,170.99	152,424.84	7,438,975.49
244	25-Nov-25	126,569.04	24,553.37	151,122.41	7,312,406.45
245	25-Dec-25	124,905.58	23,357.04	148,262.63	7,187,500.87
246	25-Jan-26	123,263.22	23,723.34	146,986.56	7,064,237.65
247	25-Feb-26	121,641.67	23,316.50	144,958.17	6,942,595.98
248	25-Mar-26	120,040.69	20,697.42	140,738.11	6,822,555.29
249	25-Apr-26	118,459.99	22,518.79	140,978.78	6,704,095.30
250	25-May-26	116,899.33	21,414.00	138,313.32	6,587,195.98
251	25-Jun-26	115,358.44	21,741.96	137,100.40	6,471,837.53
252	25-Jul-26	113,837.09	20,672.13	134,509.22	6,358,000.45
253	25-Aug-26	112,335.01	20,985.46	133,320.47	6,245,665.44
254	25-Sep-26	110,851.97	20,614.69	131,466.65	6,134,813.47

255	25-Oct-26	109,387.71	19,595.62	128,983.33	6,025,425.75
256	25-Nov-26	107,942.01	19,887.75	127,829.77	5,917,483.74
257	25-Dec-26	106,514.63	18,901.43	125,416.06	5,810,969.11
258	25-Jan-27	105,105.33	19,179.91	124,285.24	5,705,863.78
259	25-Feb-27	103,713.88	18,833.00	122,546.88	5,602,149.90
260	25-Mar-27	102,340.06	16,701.25	119,041.31	5,499,809.85
261	25-Apr-27	100,983.64	18,152.89	119,136.52	5,398,826.21
262	25-May-27	99,644.40	17,244.75	116,889.15	5,299,181.81
263	25-Jun-27	98,322.12	17,490.69	115,812.81	5,200,859.69
264	25-Jul-27	97,016.59	16,612.41	113,629.00	5,103,843.10
265	25-Aug-27	95,727.60	16,845.94	112,573.54	5,008,115.50
266	25-Sep-27	94,454.92	16,529.98	110,984.90	4,913,660.58
267	25-Oct-27	93,198.37	15,695.05	108,893.42	4,820,462.21
268	25-Nov-27	91,957.73	15,910.61	107,868.33	4,728,504.49
269	25-Dec-27	90,732.79	15,103.63	105,836.42	4,637,771.69
270	25-Jan-28	89,523.37	15,307.61	104,830.98	4,548,248.32
271	25-Feb-28	88,329.26	15,012.13	103,341.39	4,459,919.06
272	25-Mar-28	87,150.27	13,770.87	100,921.14	4,372,768.79
273	25-Apr-28	85,986.21	14,432.93	100,419.14	4,286,782.58
274	25-May-28	84,836.89	13,692.70	98,529.59	4,201,945.69
275	25-Jun-28	83,702.12	13,869.11	97,571.22	4,118,243.57
276	25-Jul-28	82,581.71	13,154.36	95,736.07	4,035,661.86
277	25-Aug-28	81,475.49	13,320.26	94,795.75	3,954,186.37
278	25-Sep-28	80,383.28	13,051.34	93,434.62	3,873,803.10
279	25-Oct-28	79,304.89	12,373.57	91,678.46	3,794,498.21
280	25-Nov-28	78,240.15	12,524.27	90,764.42	3,716,258.06
281	25-Dec-28	77,188.89	11,870.35	89,059.24	3,639,069.17
282	25-Jan-29	76,150.94	12,011.25	88,162.20	3,562,918.22
283	25-Feb-29	75,126.13	11,759.91	86,886.04	3,487,792.09
284	25-Mar-29	74,114.30	10,397.88	84,512.18	3,413,677.79
285	25-Apr-29	73,115.27	11,267.32	84,382.59	3,340,562.52
286	25-May-29	72,128.89	10,670.31	82,799.20	3,268,433.63
287	25-Jun-29	71,155.00	10,787.92	81,942.92	3,197,278.63
288	25-Jul-29	70,193.43	10,212.64	80,406.07	3,127,085.20
289	25-Aug-29	69,244.04	10,321.38	79,565.42	3,057,841.16
290	25-Sep-29	68,306.67	10,092.83	78,399.49	2,989,534.50
291	25-Oct-29	90,125.04	9,549.07	99,674.11	2,899,409.45
292	25-Nov-29	108,606.81	9,569.90	118,176.71	2,790,802.64
293	25-Dec-29	107,132.59	8,914.29	116,046.88	2,683,670.05
294	25-Jan-30	105,677.03	8,857.83	114,534.86	2,577,993.02
295	25-Feb-30	104,239.91	8,509.02	112,748.93	2,473,753.11
296	25-Mar-30	102,820.97	7,374.81	110,195.78	2,370,932.14
297	25-Apr-30	101,420.00	7,825.59	109,245.59	2,269,512.14
298	25-May-30	100,036.77	7,249.20	107,285.97	2,169,475.37

299	25-Jun-30	98,396.14	7,160.65	105,556.80	2,071,079.23
300	25-Jul-30	96,855.28	6,615.37	103,470.65	1,974,223.94
301	25-Aug-30	95,529.12	6,516.20	102,045.33	1,878,694.82
302	25-Sep-30	94,219.78	6,200.89	100,420.67	1,784,475.04
303	25-Oct-30	92,927.03	5,699.91	98,626.94	1,691,548.01
304	25-Nov-30	91,650.67	5,583.19	97,233.86	1,599,897.34
305	25-Dec-30	90,390.49	5,110.34	95,500.83	1,509,506.85
306	25-Jan-31	89,146.29	4,982.34	94,128.63	1,420,360.56
307	25-Feb-31	87,917.86	4,688.10	92,605.96	1,332,442.69
308	25-Mar-31	86,705.01	3,972.31	90,677.32	1,245,737.68
309	25-Apr-31	85,507.54	4,111.73	89,619.27	1,160,230.14
310	25-May-31	84,325.25	3,705.97	88,031.22	1,075,904.89
311	25-Jun-31	83,157.96	3,551.17	86,709.13	992,746.93
312	25-Jul-31	82,005.47	3,171.00	85,176.47	910,741.46
313	25-Aug-31	80,867.60	3,006.03	83,873.63	829,873.86
314	25-Sep-31	79,744.16	2,739.11	82,483.27	750,129.70
315	25-Oct-31	78,634.97	2,396.04	81,031.01	671,494.73
316	25-Nov-31	77,539.86	2,216.36	79,756.22	593,954.87
317	25-Dec-31	76,458.63	1,897.19	78,355.82	517,496.24
318	25-Jan-32	75,391.13	1,708.07	77,099.20	442,105.11
319	25-Feb-32	74,337.17	1,459.23	75,796.40	367,767.94
320	25-Mar-32	73,296.59	1,135.56	74,432.14	294,471.35
321	25-Apr-32	72,269.21	971.94	73,241.15	222,202.14
322	25-May-32	71,254.87	709.75	71,964.63	150,947.27
323	25-Jun-32	70,253.41	498.22	70,751.64	80,693.85
324	25-Jul-32	69,264.67	257.75	69,522.42	11,429.18
325	25-Aug-32	11,429.18	37.72	11,466.91	0

Ameriquest Mortgage Securities Asset-Backed Pass-Through Certificates, Series 2005-R6 - CF - A2 - 3 - LIBOR_1MO=3.433, LIBOR_6MO=3.870 75 PricingSpeed

LIBOR_1MO=3.433, LIBOR_6MO=3.870
75 PricingSpeed

Period	*Date*	*Principal*	*Interest*	*Cash Flow*	*Balance*
Total		302,306,000.00	41,365,569.57	343,671,569.57	
0	29-Jul-05	0	0	0	302,306,000.00
1	25-Aug-05	1,785,213.13	823,708.27	2,608,921.40	300,520,786.87
2	25-Sep-05	2,270,139.44	940,154.24	3,210,293.68	298,250,647.43
3	25-Oct-05	2,753,760.58	902,953.84	3,656,714.41	295,496,886.85
4	25-Nov-05	3,234,458.04	924,437.39	4,158,895.43	292,262,428.81
5	25-Dec-05	3,710,355.08	884,824.50	4,595,179.59	288,552,073.73
6	25-Jan-06	4,179,556.62	902,711.12	5,082,267.74	284,372,517.10
7	25-Feb-06	4,639,867.45	889,635.72	5,529,503.17	279,732,649.65
8	25-Mar-06	5,089,427.85	790,431.22	5,879,859.07	274,643,221.81
9	25-Apr-06	5,519,427.17	859,198.43	6,378,625.61	269,123,794.63
10	25-May-06	5,821,114.85	814,772.29	6,635,887.14	263,302,679.78
11	25-Jun-06	6,107,661.80	823,720.49	6,931,382.29	257,195,017.98
12	25-Jul-06	5,997,120.39	778,657.92	6,775,778.30	251,197,897.59
13	25-Aug-06	5,888,405.14	785,851.69	6,674,256.83	245,309,492.45
14	25-Sep-06	5,781,667.19	767,430.30	6,549,097.50	239,527,825.26
15	25-Oct-06	5,676,870.40	725,170.49	6,402,040.89	233,850,954.86
16	25-Nov-06	5,573,979.30	731,583.22	6,305,562.53	228,276,975.56
17	25-Dec-06	5,472,959.06	691,108.54	6,164,067.61	222,804,016.49
18	25-Jan-07	5,373,775.51	697,023.80	6,070,799.30	217,430,240.99
19	25-Feb-07	5,276,395.07	680,212.39	5,956,607.46	212,153,845.91
20	25-Mar-07	5,180,784.82	599,476.05	5,780,260.87	206,973,061.09
21	25-Apr-07	5,281,305.36	647,497.97	5,928,803.33	201,691,755.73
22	25-May-07	5,220,576.78	610,621.79	5,831,198.57	196,471,178.95
23	25-Jun-07	11,089,977.85	614,643.71	11,704,621.56	185,381,201.11
24	25-Jul-07	10,557,786.31	561,241.59	11,119,027.90	174,823,414.79
25	25-Aug-07	9,925,254.98	546,920.48	10,472,175.47	164,898,159.81
26	25-Sep-07	9,438,314.07	515,870.15	9,954,184.22	155,459,845.74
27	25-Oct-07	4,505,038.49	470,654.68	4,975,693.17	150,954,807.26
28	25-Nov-07	4,413,049.69	472,249.53	4,885,299.22	146,541,757.57
29	25-Dec-07	4,325,105.93	443,655.17	4,768,761.10	142,216,651.64
30	25-Jan-08	4,238,892.22	444,912.94	4,683,805.16	137,977,759.42
31	25-Feb-08	4,154,470.01	431,651.92	4,586,121.93	133,823,289.41
32	25-Mar-08	4,071,752.47	391,645.01	4,463,397.48	129,751,536.94
33	25-Apr-08	3,990,704.76	405,916.87	4,396,621.63	125,760,832.18
34	25-May-08	3,911,235.52	380,740.92	4,291,976.44	121,849,596.66

35	25-Jun-08	3,833,428.05	381,196.31	4,214,624.36	118,016,168.60
36	25-Jul-08	3,754,851.85	357,293.95	4,112,145.80	114,261,316.76
37	25-Aug-08	2,054,162.10	357,457.01	2,411,619.10	112,207,154.66
38	25-Sep-08	2,207,569.07	351,030.73	2,558,599.80	109,999,585.59
39	25-Oct-08	2,163,730.26	333,023.75	2,496,754.00	107,835,855.34
40	25-Nov-08	2,120,774.35	337,355.49	2,458,129.83	105,715,080.99
41	25-Dec-08	2,078,683.33	320,052.41	2,398,735.74	103,636,397.66
42	25-Jan-09	2,037,439.58	324,217.83	2,361,657.41	101,598,958.08
43	25-Feb-09	1,997,025.81	317,843.87	2,314,869.68	99,601,932.28
44	25-Mar-09	1,957,425.10	281,441.86	2,238,866.96	97,644,507.18
45	25-Apr-09	1,918,620.90	305,472.70	2,224,093.61	95,725,886.27
46	25-May-09	1,880,596.97	289,810.12	2,170,407.09	93,845,289.30
47	25-Jun-09	1,843,337.41	293,587.17	2,136,924.58	92,001,951.89
48	25-Jul-09	1,806,826.67	278,535.91	2,085,362.58	90,195,125.22
49	25-Aug-09	1,771,049.49	282,167.93	2,053,217.42	88,424,075.73
50	25-Sep-09	1,735,990.93	276,627.35	2,012,618.28	86,688,084.80
51	25-Oct-09	1,701,636.38	262,448.18	1,964,084.55	84,986,448.43
52	25-Nov-09	1,667,971.50	265,873.02	1,933,844.52	83,318,476.92
53	25-Dec-09	1,634,982.27	252,246.69	1,887,228.96	81,683,494.65
54	25-Jan-10	1,602,654.95	255,540.01	1,858,194.95	80,080,839.70
55	25-Feb-10	1,570,976.06	250,526.23	1,821,502.30	78,509,863.64
56	25-Mar-10	1,539,932.44	221,842.70	1,761,775.14	76,969,931.20
57	25-Apr-10	1,509,511.16	240,794.02	1,750,305.18	75,460,420.04
58	25-May-10	1,479,699.58	228,456.42	1,708,156.01	73,980,720.46
59	25-Jun-10	1,450,485.32	231,442.52	1,681,927.84	72,530,235.14
60	25-Jul-10	1,432,243.66	219,585.29	1,651,828.95	71,097,991.48
61	25-Aug-10	1,403,856.80	222,424.14	1,626,280.94	69,694,134.68
62	25-Sep-10	1,376,039.85	218,032.29	1,594,072.14	68,318,094.83
63	25-Oct-10	1,348,781.23	206,833.03	1,555,614.26	66,969,313.60
64	25-Nov-10	1,322,069.59	209,507.92	1,531,577.51	65,647,244.01
65	25-Dec-10	1,295,893.80	198,747.03	1,494,640.84	64,351,350.21
66	25-Jan-11	1,270,242.99	201,317.84	1,471,560.82	63,081,107.22
67	25-Feb-11	1,245,106.47	197,343.99	1,442,450.45	61,836,000.76
68	25-Mar-11	1,220,473.80	174,727.93	1,395,201.72	60,615,526.96
69	25-Apr-11	1,196,334.74	189,630.62	1,385,965.37	59,419,192.22
70	25-May-11	1,172,679.28	179,891.60	1,352,570.88	58,246,512.94
71	25-Jun-11	1,149,497.59	182,219.36	1,331,716.96	57,097,015.35
72	25-Jul-11	1,126,780.06	172,861.21	1,299,641.28	55,970,235.28
73	25-Aug-11	1,104,517.27	175,098.22	1,279,615.49	54,865,718.01
74	25-Sep-11	1,082,700.00	171,642.83	1,254,342.82	53,783,018.01
75	25-Oct-11	1,061,319.20	162,828.09	1,224,147.28	52,721,698.81
76	25-Nov-11	1,040,366.02	164,935.44	1,205,301.46	51,681,332.79
77	25-Dec-11	1,019,831.80	156,465.24	1,176,297.03	50,661,500.99
78	25-Jan-12	999,708.04	158,490.28	1,158,198.33	49,661,792.95

79	25-Feb-12	979,986.43	155,362.78	1,135,349.21	48,681,806.52
80	25-Mar-12	960,658.81	142,471.36	1,103,130.17	47,721,147.71
81	25-Apr-12	941,717.21	149,291.63	1,091,008.84	46,779,430.50
82	25-May-12	923,153.81	141,624.73	1,064,778.54	45,856,276.69
83	25-Jun-12	904,960.95	143,457.54	1,048,418.49	44,951,315.74
84	25-Jul-12	887,131.14	136,090.11	1,023,221.24	44,064,184.60
85	25-Aug-12	869,657.01	137,851.13	1,007,508.14	43,194,527.59
86	25-Sep-12	852,531.39	135,130.48	987,661.87	42,341,996.19
87	25-Oct-12	835,747.22	128,190.39	963,937.62	41,506,248.97
88	25-Nov-12	819,297.60	129,848.84	949,146.44	40,686,951.38
89	25-Dec-12	803,175.75	123,179.75	926,355.50	39,883,775.62
90	25-Jan-13	787,375.07	124,773.07	912,148.13	39,096,400.56
91	25-Feb-13	771,889.05	122,309.83	894,198.88	38,324,511.51
92	25-Mar-13	756,711.34	108,292.29	865,003.64	37,567,800.17
93	25-Apr-13	741,835.72	117,527.73	859,363.45	36,825,964.45
94	25-May-13	727,256.08	111,490.61	838,746.69	36,098,708.37
95	25-Jun-13	712,966.45	112,931.80	825,898.25	35,385,741.92
96	25-Jul-13	698,960.98	107,130.33	806,091.31	34,686,780.95
97	25-Aug-13	685,233.93	108,514.70	793,748.63	34,001,547.02
98	25-Sep-13	671,779.69	106,371.01	778,150.69	33,329,767.33
99	25-Oct-13	658,592.75	100,905.87	759,498.62	32,671,174.58
100	25-Nov-13	645,667.74	102,209.05	747,876.78	32,025,506.84
101	25-Dec-13	632,999.36	96,957.22	729,956.58	31,392,507.48
102	25-Jan-14	620,582.44	98,208.84	718,791.29	30,771,925.04
103	25-Feb-14	608,411.93	96,267.40	704,679.34	30,163,513.11
104	25-Mar-14	596,482.86	85,232.03	681,714.89	29,567,030.25
105	25-Apr-14	584,790.37	92,497.99	677,288.36	28,982,239.88
106	25-May-14	573,329.69	87,743.73	661,073.42	28,408,910.19
107	25-Jun-14	562,096.16	88,874.91	650,971.07	27,846,814.04
108	25-Jul-14	551,085.21	84,306.23	635,391.44	27,295,728.83
109	25-Aug-14	540,292.37	85,392.41	625,684.78	26,755,436.46
110	25-Sep-14	529,713.24	83,702.15	613,415.39	26,225,723.22
111	25-Oct-14	519,343.54	79,398.38	598,741.91	25,706,379.68
112	25-Nov-14	509,179.05	80,420.27	589,599.32	25,197,200.63
113	25-Dec-14	499,215.65	76,284.52	575,500.18	24,697,984.98
114	25-Jan-15	489,449.30	77,265.59	566,714.89	24,208,535.68
115	25-Feb-15	479,876.05	75,734.39	555,610.44	23,728,659.63
116	25-Mar-15	470,492.02	67,049.28	537,541.30	23,258,167.60
117	25-Apr-15	461,293.41	76,766.81	538,060.23	22,796,874.19
118	25-May-15	452,276.50	72,817.02	525,093.52	22,344,597.69
119	25-Jun-15	443,437.65	73,751.45	517,189.10	21,901,160.03
120	25-Jul-15	433,491.18	69,955.96	503,447.14	21,467,668.85
121	25-Aug-15	425,023.23	70,857.02	495,880.25	21,042,645.62
122	25-Sep-15	416,722.44	69,454.17	486,176.61	20,625,923.18

123	25-Oct-15	408,585.47	65,882.64	474,468.11	20,217,337.71
124	25-Nov-15	400,609.03	66,730.13	467,339.16	19,816,728.68
125	25-Dec-15	392,789.91	63,297.93	456,087.85	19,423,938.77
126	25-Jan-16	385,124.96	64,111.41	449,236.37	19,038,813.81
127	25-Feb-16	377,611.08	62,840.25	440,451.33	18,661,202.72
128	25-Mar-16	370,245.26	57,620.09	427,865.36	18,290,957.46
129	25-Apr-16	363,024.53	60,371.85	423,396.38	17,927,932.93
130	25-May-16	355,945.99	57,264.81	413,210.80	17,571,986.93
131	25-Jun-16	349,006.80	57,998.78	407,005.58	17,222,980.14
132	25-Jul-16	342,204.16	55,013.07	397,217.23	16,880,775.98
133	25-Aug-16	335,535.35	55,717.35	391,252.70	16,545,240.63
134	25-Sep-16	328,997.69	54,609.86	383,607.56	16,216,242.93
135	25-Oct-16	322,588.57	51,797.38	374,385.96	15,893,654.36
136	25-Nov-16	316,305.42	52,459.21	368,764.63	15,577,348.94
137	25-Dec-16	310,145.72	49,756.65	359,902.36	15,267,203.23
138	25-Jan-17	304,107.00	50,391.52	354,498.53	14,963,096.23
139	25-Feb-17	298,186.86	49,387.78	347,574.64	14,664,909.37
140	25-Mar-17	292,382.93	43,719.35	336,102.28	14,372,526.44
141	25-Apr-17	286,692.89	47,438.52	334,131.40	14,085,833.56
142	25-May-17	281,114.46	44,992.50	326,106.96	13,804,719.09
143	25-Jun-17	275,645.44	45,564.39	321,209.83	13,529,073.65
144	25-Jul-17	270,283.63	43,214.12	313,497.75	13,258,790.02
145	25-Aug-17	265,026.90	43,762.48	308,789.38	12,993,763.12
146	25-Sep-17	259,873.17	42,887.72	302,760.89	12,733,889.95
147	25-Oct-17	254,820.37	40,674.17	295,494.53	12,479,069.58
148	25-Nov-17	249,866.50	41,188.90	291,055.40	12,229,203.08
149	25-Dec-17	245,009.59	39,062.11	284,071.71	11,984,193.49
150	25-Jan-18	240,247.72	39,555.50	279,803.22	11,743,945.77
151	25-Feb-18	235,579.00	38,762.52	274,341.52	11,508,366.77
152	25-Mar-18	231,001.57	34,309.00	265,310.56	11,277,365.20
153	25-Apr-18	226,513.61	37,222.51	263,736.13	11,050,851.59
154	25-May-18	222,113.37	35,298.26	257,411.63	10,828,738.22
155	25-Jun-18	217,799.08	35,741.75	253,540.84	10,610,939.14
156	25-Jul-18	213,569.05	33,893.11	247,462.16	10,397,370.09
157	25-Aug-18	209,421.61	34,317.96	243,739.57	10,187,948.48
158	25-Sep-18	205,355.11	33,626.74	238,981.85	9,982,593.37
159	25-Oct-18	201,367.95	31,886.07	233,254.02	9,781,225.41
160	25-Nov-18	197,458.56	32,284.29	229,742.86	9,583,766.85
161	25-Dec-18	193,625.40	30,612.15	224,237.55	9,390,141.45
162	25-Jan-19	189,866.96	30,993.47	220,860.43	9,200,274.48
163	25-Feb-19	186,181.76	30,366.78	216,548.54	9,014,092.73
164	25-Mar-19	182,568.34	26,873.01	209,441.35	8,831,524.39
165	25-Apr-19	179,025.29	29,149.67	208,174.96	8,652,499.10
166	25-May-19	175,551.22	27,637.52	203,188.74	8,476,947.88

167	25-Jun-19	172,144.76	27,979.34	200,124.10	8,304,803.12
168	25-Jul-19	168,804.57	26,526.93	195,331.50	8,135,998.55
169	25-Aug-19	165,529.35	26,853.99	192,383.35	7,970,469.20
170	25-Sep-19	162,317.81	26,307.64	188,625.45	7,808,151.38
171	25-Oct-19	159,168.70	24,940.54	184,109.24	7,648,982.68
172	25-Nov-19	156,080.78	25,246.53	181,327.31	7,492,901.90
173	25-Dec-19	153,052.84	23,933.58	176,986.42	7,339,849.06
174	25-Jan-20	150,083.70	24,226.19	174,309.89	7,189,765.36
175	25-Feb-20	147,172.21	23,730.82	170,903.03	7,042,593.15
176	25-Mar-20	144,317.22	21,745.38	166,062.59	6,898,275.93
177	25-Apr-20	141,517.62	22,768.72	164,286.34	6,756,758.32
178	25-May-20	138,659.58	21,582.21	160,241.79	6,618,098.73
179	25-Jun-20	135,600.07	21,843.95	157,444.02	6,482,498.66
180	25-Jul-20	131,094.57	20,706.18	151,800.75	6,351,404.09
181	25-Aug-20	128,556.63	20,963.69	149,520.32	6,222,847.46
182	25-Sep-20	126,067.98	20,539.37	146,607.35	6,096,779.47
183	25-Oct-20	123,627.65	19,474.13	143,101.78	5,973,151.83
184	25-Nov-20	121,234.67	19,715.22	140,949.89	5,851,917.15
185	25-Dec-20	118,888.13	18,692.00	137,580.13	5,733,029.02
186	25-Jan-21	116,587.10	18,922.66	135,509.76	5,616,441.92
187	25-Feb-21	114,330.68	18,537.85	132,868.53	5,502,111.24
188	25-Mar-21	112,118.01	16,403.02	128,521.02	5,389,993.23
189	25-Apr-21	109,948.21	17,790.42	127,738.63	5,280,045.03
190	25-May-21	107,820.44	16,865.34	124,685.78	5,172,224.59
191	25-Jun-21	105,733.87	17,071.65	122,805.52	5,066,490.72
192	25-Jul-21	103,687.70	16,183.22	119,870.92	4,962,803.02
193	25-Aug-21	101,681.13	16,380.42	118,061.55	4,861,121.89
194	25-Sep-21	99,713.38	16,044.81	115,758.19	4,761,408.51
195	25-Oct-21	97,783.69	15,208.73	112,992.42	4,663,624.82
196	25-Nov-21	95,891.31	15,392.94	111,284.25	4,567,733.51
197	25-Dec-21	94,035.50	14,590.10	108,625.61	4,473,698.00
198	25-Jan-22	92,215.56	14,766.06	106,981.62	4,381,482.44
199	25-Feb-22	90,430.77	14,461.69	104,892.47	4,291,051.67
200	25-Mar-22	88,680.45	12,792.58	101,473.03	4,202,371.21
201	25-Apr-22	86,963.92	13,870.51	100,834.43	4,115,407.29
202	25-May-22	85,280.52	13,145.30	98,425.82	4,030,126.76
203	25-Jun-22	83,629.60	13,301.99	96,931.59	3,946,497.16
204	25-Jul-22	82,010.52	12,605.77	94,616.29	3,864,486.64
205	25-Aug-22	80,422.66	12,755.27	93,177.94	3,784,063.98
206	25-Sep-22	78,865.41	12,489.83	91,355.24	3,705,198.57
207	25-Oct-22	77,338.17	11,835.02	89,173.19	3,627,860.40
208	25-Nov-22	75,840.35	11,974.26	87,814.60	3,552,020.06
209	25-Dec-22	74,371.37	11,345.74	85,717.12	3,477,648.68
210	25-Jan-23	72,930.68	11,478.46	84,409.15	3,404,718.00

211	25-Feb-23	71,517.73	11,237.74	82,755.47	3,333,200.27
212	25-Mar-23	70,131.96	9,937.01	80,068.97	3,263,068.32
213	25-Apr-23	68,772.84	10,770.21	79,543.05	3,194,295.47
214	25-May-23	67,439.87	10,203.11	77,642.98	3,126,855.60
215	25-Jun-23	66,132.52	10,320.62	76,453.15	3,060,723.08
216	25-Jul-23	64,850.31	9,776.46	74,626.77	2,995,872.77
217	25-Aug-23	79,916.41	9,888.29	89,804.70	2,915,956.36
218	25-Sep-23	101,894.29	9,624.52	111,518.81	2,814,062.07
219	25-Oct-23	99,917.60	8,988.58	108,906.19	2,714,144.47
220	25-Nov-23	97,978.87	8,958.41	106,937.28	2,616,165.60
221	25-Dec-23	96,077.34	8,356.47	104,433.81	2,520,088.26
222	25-Jan-24	94,212.31	8,317.90	102,530.21	2,425,875.95
223	25-Feb-24	92,383.05	8,006.94	100,389.99	2,333,492.90
224	25-Mar-24	90,588.88	7,205.11	97,793.99	2,242,904.02
225	25-Apr-24	88,829.11	7,403.02	96,232.12	2,154,074.91
226	25-May-24	87,103.07	6,880.47	93,983.54	2,066,971.85
227	25-Jun-24	85,410.11	6,822.33	92,232.44	1,981,561.74
228	25-Jul-24	83,749.58	6,329.44	90,079.02	1,897,812.16
229	25-Aug-24	82,120.86	6,263.99	88,384.86	1,815,691.29
230	25-Sep-24	80,523.33	5,992.94	86,516.28	1,735,167.96
231	25-Oct-24	78,956.39	5,542.42	84,498.80	1,656,211.57
232	25-Nov-24	77,419.44	5,466.56	82,885.99	1,578,792.13
233	25-Dec-24	75,911.89	5,042.93	80,954.82	1,502,880.24
234	25-Jan-25	74,433.19	4,960.46	79,393.65	1,428,447.05
235	25-Feb-25	72,982.77	4,714.79	77,697.56	1,355,464.28
236	25-Mar-25	71,560.08	4,040.94	75,601.02	1,283,904.20
237	25-Apr-25	70,093.44	4,237.70	74,331.15	1,213,810.76
238	25-May-25	68,718.28	3,877.11	72,595.39	1,145,092.48
239	25-Jun-25	67,235.57	3,779.54	71,015.11	1,077,856.90
240	25-Jul-25	64,787.12	3,442.85	68,229.97	1,013,069.79
241	25-Aug-25	63,516.06	3,343.78	66,859.84	949,553.73
242	25-Sep-25	62,277.55	3,134.13	65,411.69	887,276.18
243	25-Oct-25	61,062.76	2,834.11	63,896.87	826,213.41
244	25-Nov-25	59,871.22	2,727.03	62,598.25	766,342.19
245	25-Dec-25	58,702.48	2,447.82	61,150.31	707,639.71
246	25-Jan-26	57,556.11	2,335.66	59,891.77	650,083.60
247	25-Feb-26	56,431.66	2,145.69	58,577.35	593,651.94
248	25-Mar-26	55,328.72	1,769.81	57,098.53	538,323.22
249	25-Apr-26	54,246.86	1,776.81	56,023.67	484,076.36
250	25-May-26	53,185.69	1,546.22	54,731.91	430,890.67
251	25-Jun-26	52,144.80	1,422.21	53,567.01	378,745.87
252	25-Jul-26	51,123.79	1,209.78	52,333.57	327,622.08
253	25-Aug-26	50,122.29	1,081.36	51,203.66	277,499.79
254	25-Sep-26	49,139.93	915.93	50,055.85	228,359.86

255	25-Oct-26	48,176.32	729.42	48,905.74	180,183.54
256	25-Nov-26	47,231.11	594.72	47,825.83	132,952.44
257	25-Dec-26	46,303.94	424.67	46,728.61	86,648.50
258	25-Jan-27	45,394.47	286	45,680.47	41,254.03
259	25-Feb-27	41,254.03	136.16	41,390.19	0

Ameriquest Mortgage Securities Asset-Backed Pass-Through Certificates, Series 2005-R6 - CF - A2 - 4 - LIBOR_1MO=3.433, LIBOR_6MO=3.870 100 PricingSpeed

LIBOR_1MO=3.433, LIBOR_6MO=3.870
100 PricingSpeed

Period	*Date*	*Principal*	*Interest*	*Cash Flow*	*Balance*
Total		302,306,000.00	30,831,775.06	333,137,775.06	
0	29-Jul-05	0	0	0	302,306,000.00
1	25-Aug-05	2,321,635.18	823,708.27	3,145,343.45	299,984,364.82
2	25-Sep-05	2,975,642.06	938,476.09	3,914,118.15	297,008,722.76
3	25-Oct-05	3,628,077.02	899,193.91	4,527,270.93	293,380,645.74
4	25-Nov-05	4,275,847.36	917,816.90	5,193,664.26	289,104,798.38
5	25-Dec-05	4,915,555.76	875,264.78	5,790,820.53	284,189,242.62
6	25-Jan-06	5,543,754.36	889,062.36	6,432,816.72	278,645,488.26
7	25-Feb-06	6,156,565.63	871,719.19	7,028,284.82	272,488,922.63
8	25-Mar-06	6,750,578.13	769,962.87	7,520,540.99	265,738,344.50
9	25-Apr-06	7,312,800.70	831,340.27	8,144,140.96	258,425,543.81
10	25-May-06	7,692,468.14	782,383.33	8,474,851.48	250,733,075.67
11	25-Jun-06	8,046,477.27	784,397.53	8,830,874.80	242,686,598.40
12	25-Jul-06	7,845,365.63	734,733.68	8,580,099.31	234,841,232.77
13	25-Aug-06	7,649,065.14	734,681.23	8,383,746.37	227,192,167.63
14	25-Sep-06	7,457,710.64	710,751.76	8,168,462.41	219,734,456.99
15	25-Oct-06	7,271,176.72	665,246.07	7,936,422.79	212,463,280.26
16	25-Nov-06	7,089,341.16	664,673.67	7,754,014.83	205,373,939.10
17	25-Dec-06	6,912,084.86	621,769.60	7,533,854.46	198,461,854.25
18	25-Jan-07	6,739,291.73	620,871.37	7,360,163.11	191,722,562.51
19	25-Feb-07	6,570,848.69	599,788.06	7,170,636.75	185,151,713.83
20	25-Mar-07	6,406,645.48	523,177.03	6,929,822.51	178,745,068.35
21	25-Apr-07	6,519,790.26	559,189.05	7,078,979.31	172,225,278.08
22	25-May-07	6,399,710.23	521,412.03	6,921,122.26	165,825,567.86
23	25-Jun-07	14,584,561.51	518,771.47	15,103,332.98	151,241,006.35
24	25-Jul-07	13,551,039.92	457,882.15	14,008,922.06	137,689,966.44
25	25-Aug-07	12,422,249.84	430,751.59	12,853,001.42	125,267,716.60
26	25-Sep-07	11,523,838.00	391,889.61	11,915,727.61	113,743,878.60
27	25-Oct-07	5,020,720.54	344,359.59	5,365,080.13	108,723,158.06
28	25-Nov-07	4,879,824.87	340,131.34	5,219,956.21	103,843,333.19
29	25-Dec-07	4,745,725.58	314,385.69	5,060,111.27	99,097,607.61
30	25-Jan-08	4,615,347.36	310,018.61	4,925,365.97	94,482,260.25
31	25-Feb-08	4,488,658.77	295,579.88	4,784,238.64	89,993,601.49
32	25-Mar-08	4,365,516.18	263,373.77	4,628,889.96	85,628,085.30
33	25-Apr-08	4,245,818.85	267,880.33	4,513,699.18	81,382,266.46
34	25-May-08	4,129,427.15	246,384.81	4,375,811.96	77,252,839.31

35	25-Jun-08	4,016,331.85	241,679.07	4,258,010.92	73,236,507.45
36	25-Jul-08	3,904,697.08	221,723.53	4,126,420.61	69,331,810.37
37	25-Aug-08	0	216,898.79	216,898.79	69,331,810.37
38	25-Sep-08	0	216,898.79	216,898.79	69,331,810.37
39	25-Oct-08	0	209,902.06	209,902.06	69,331,810.37
40	25-Nov-08	0	216,898.79	216,898.79	69,331,810.37
41	25-Dec-08	0	209,902.06	209,902.06	69,331,810.37
42	25-Jan-09	0	216,898.79	216,898.79	69,331,810.37
43	25-Feb-09	0	216,898.79	216,898.79	69,331,810.37
44	25-Mar-09	0	195,908.59	195,908.59	69,331,810.37
45	25-Apr-09	1,144,134.14	216,898.79	1,361,032.94	68,187,676.23
46	25-May-09	1,812,387.46	206,438.19	2,018,825.65	66,375,288.77
47	25-Jun-09	1,763,120.04	207,649.56	1,970,769.60	64,612,168.73
48	25-Jul-09	1,715,220.80	195,613.34	1,910,834.14	62,896,947.93
49	25-Aug-09	1,668,651.09	196,767.86	1,865,418.96	61,228,296.84
50	25-Sep-09	1,623,373.38	191,547.62	1,814,921.01	59,604,923.46
51	25-Oct-09	1,579,351.19	180,453.91	1,759,805.10	58,025,572.27
52	25-Nov-09	1,536,549.09	181,528.17	1,718,077.25	56,489,023.18
53	25-Dec-09	1,494,932.66	171,020.52	1,665,953.17	54,994,090.52
54	25-Jan-10	1,454,468.46	172,044.43	1,626,512.89	53,539,622.06
55	25-Feb-10	1,415,124.03	167,494.25	1,582,618.28	52,124,498.03
56	25-Mar-10	1,376,867.81	147,286.46	1,524,154.27	50,747,630.21
57	25-Apr-10	1,339,669.16	158,759.73	1,498,428.89	49,407,961.05
58	25-May-10	1,303,498.29	149,582.60	1,453,080.89	48,104,462.77
59	25-Jun-10	1,268,326.28	150,490.80	1,418,817.08	46,836,136.49
60	25-Jul-10	1,240,612.51	141,796.40	1,382,408.92	45,595,523.98
61	25-Aug-10	1,207,053.98	142,641.80	1,349,695.78	44,388,470.00
62	25-Sep-10	1,174,423.28	138,865.63	1,313,288.91	43,214,046.71
63	25-Oct-10	1,142,694.28	130,830.53	1,273,524.81	42,071,352.43
64	25-Nov-10	1,111,841.61	131,616.72	1,243,458.33	40,959,510.82
65	25-Dec-10	1,081,840.61	124,004.92	1,205,845.53	39,877,670.20
66	25-Jan-11	1,052,667.33	124,753.97	1,177,421.30	38,825,002.88
67	25-Feb-11	1,024,298.49	121,460.79	1,145,759.28	37,800,704.38
68	25-Mar-11	996,711.50	106,812.19	1,103,523.69	36,803,992.88
69	25-Apr-11	969,884.40	115,138.22	1,085,022.62	35,834,108.48
70	25-May-11	943,795.83	108,487.76	1,052,283.60	34,890,312.65
71	25-Jun-11	918,425.09	109,151.44	1,027,576.53	33,971,887.56
72	25-Jul-11	893,752.03	102,849.89	996,601.92	33,078,135.52
73	25-Aug-11	869,757.09	103,482.19	973,239.28	32,208,378.43
74	25-Sep-11	846,421.26	100,761.23	947,182.49	31,361,957.17
75	25-Oct-11	823,726.07	94,948.33	918,674.40	30,538,231.10
76	25-Nov-11	801,653.59	95,536.31	897,189.90	29,736,577.52
77	25-Dec-11	780,186.37	90,027.49	870,213.86	28,956,391.15
78	25-Jan-12	759,307.49	90,587.66	849,895.15	28,197,083.66

79	25-Feb-12	739,000.49	88,212.23	827,212.72	27,458,083.17
80	25-Mar-12	719,249.39	80,358.37	799,607.76	26,738,833.78
81	25-Apr-12	700,038.64	83,650.21	783,688.85	26,038,795.14
82	25-May-12	681,353.16	78,832.45	760,185.62	25,357,441.97
83	25-Jun-12	663,178.29	79,328.64	742,506.94	24,694,263.68
84	25-Jul-12	645,499.77	74,761.88	720,261.66	24,048,763.91
85	25-Aug-12	628,303.77	75,234.55	703,538.32	23,420,460.14
86	25-Sep-12	611,576.83	77,302.48	688,879.31	22,808,883.31
87	25-Oct-12	595,305.87	72,855.37	668,161.25	22,213,577.44
88	25-Nov-12	579,478.21	73,319.00	652,797.21	21,634,099.23
89	25-Dec-12	564,081.50	69,102.92	633,184.41	21,070,017.74
90	25-Jan-13	549,103.74	69,544.52	618,648.26	20,520,913.99
91	25-Feb-13	534,533.30	67,732.13	602,265.42	19,986,380.69
92	25-Mar-13	520,358.84	59,583.84	579,942.68	19,466,021.86
93	25-Apr-13	506,569.36	64,250.31	570,819.67	18,959,452.49
94	25-May-13	493,154.18	60,559.65	553,713.83	18,466,298.31
95	25-Jun-13	480,102.91	60,950.58	541,053.49	17,986,195.40
96	25-Jul-13	467,405.44	57,450.91	524,856.35	17,518,789.96
97	25-Aug-13	455,051.97	57,823.20	512,875.17	17,063,737.99
98	25-Sep-13	443,032.97	56,321.24	499,354.21	16,620,705.02
99	25-Oct-13	431,339.18	53,089.30	484,428.48	16,189,365.84
100	25-Nov-13	419,961.58	53,435.25	473,396.83	15,769,404.26
101	25-Dec-13	408,891.43	50,370.11	459,261.54	15,360,512.83
102	25-Jan-14	398,120.23	50,699.51	448,819.74	14,962,392.60
103	25-Feb-14	387,639.72	49,385.45	437,025.17	14,574,752.88
104	25-Mar-14	377,441.86	43,450.58	420,892.44	14,197,311.02
105	25-Apr-14	367,518.85	46,860.20	414,379.05	13,829,792.17
106	25-May-14	357,863.11	44,174.66	402,037.77	13,471,929.06
107	25-Jun-14	348,467.27	44,465.97	392,933.24	13,123,461.79
108	25-Jul-14	339,324.16	41,918.52	381,242.68	12,784,137.64
109	25-Aug-14	330,426.81	42,195.82	372,622.63	12,453,710.82
110	25-Sep-14	321,768.47	41,105.20	362,873.67	12,131,942.35
111	25-Oct-14	313,342.55	38,751.45	352,094.00	11,818,599.80
112	25-Nov-14	305,142.67	39,008.93	344,151.60	11,513,457.13
113	25-Dec-14	297,162.61	36,775.90	333,938.51	11,216,294.52
114	25-Jan-15	289,396.33	37,020.94	326,417.26	10,926,898.19
115	25-Feb-15	281,837.96	36,065.75	317,903.70	10,645,060.24
116	25-Mar-15	274,481.80	31,735.29	306,217.09	10,370,578.44
117	25-Apr-15	267,322.29	34,229.53	301,551.83	10,103,256.15
118	25-May-15	260,354.07	32,271.48	292,625.55	9,842,902.08
119	25-Jun-15	253,571.87	32,487.87	286,059.74	9,589,330.21
120	25-Jul-15	246,257.44	30,629.92	276,887.36	9,343,072.77
121	25-Aug-15	239,853.43	30,838.11	270,691.54	9,103,219.33
122	25-Sep-15	233,620.12	30,046.44	263,666.56	8,869,599.21

123	25-Oct-15	227,552.83	28,330.98	255,883.81	8,642,046.38
124	25-Nov-15	221,647.03	28,524.27	250,171.31	8,420,399.35
125	25-Dec-15	215,898.32	26,896.16	242,794.48	8,204,501.03
126	25-Jan-16	210,302.39	27,080.10	237,382.49	7,994,198.64
127	25-Feb-16	204,855.09	26,385.96	231,241.05	7,789,343.55
128	25-Mar-16	199,552.36	24,051.11	223,603.48	7,589,791.18
129	25-Apr-16	194,390.27	25,051.16	219,441.43	7,395,400.91
130	25-May-16	189,364.98	23,622.14	212,987.13	7,206,035.93
131	25-Jun-16	184,472.78	23,784.52	208,257.30	7,021,563.15
132	25-Jul-16	179,710.04	22,428.04	202,138.09	6,841,853.11
133	25-Aug-16	175,073.25	22,582.49	197,655.74	6,666,779.85
134	25-Sep-16	170,558.99	22,004.63	192,563.62	6,496,220.86
135	25-Oct-16	166,163.93	20,750.01	186,913.94	6,330,056.93
136	25-Nov-16	161,884.84	20,893.23	182,778.07	6,168,172.10
137	25-Dec-16	157,718.57	19,702.17	177,420.74	6,010,453.52
138	25-Jan-17	153,662.08	19,838.34	173,500.42	5,856,791.44
139	25-Feb-17	149,712.38	19,331.15	169,043.54	5,707,079.06
140	25-Mar-17	145,866.60	17,014.07	162,880.67	5,561,212.46
141	25-Apr-17	142,121.92	18,355.55	160,477.47	5,419,090.54
142	25-May-17	138,475.61	17,309.48	155,785.09	5,280,614.93
143	25-Jun-17	134,925.02	17,429.40	152,354.42	5,145,689.91
144	25-Jul-17	131,467.56	16,436.19	147,903.75	5,014,222.36
145	25-Aug-17	128,100.72	16,550.14	144,650.86	4,886,121.64
146	25-Sep-17	124,822.07	16,127.32	140,949.39	4,761,299.57
147	25-Oct-17	121,629.22	15,208.38	136,837.61	4,639,670.35
148	25-Nov-17	118,519.88	15,313.88	133,833.75	4,521,150.48
149	25-Dec-17	115,491.79	14,441.31	129,933.10	4,405,658.69
150	25-Jan-18	112,542.77	14,541.49	127,084.26	4,293,115.92
151	25-Feb-18	109,670.71	14,170.03	123,840.73	4,183,445.21
152	25-Mar-18	106,873.53	12,471.78	119,345.31	4,076,571.68
153	25-Apr-18	104,149.23	13,455.29	117,604.52	3,972,422.45
154	25-May-18	101,495.86	12,688.58	114,184.44	3,870,926.60
155	25-Jun-18	98,911.51	12,776.53	111,688.04	3,772,015.08
156	25-Jul-18	96,394.35	12,048.44	108,442.80	3,675,620.73
157	25-Aug-18	93,942.58	12,131.90	106,074.47	3,581,678.16
158	25-Sep-18	91,554.44	11,821.83	103,376.27	3,490,123.72
159	25-Oct-18	89,228.25	11,148.04	100,376.28	3,400,895.47
160	25-Nov-18	86,962.34	11,225.13	98,187.47	3,313,933.13
161	25-Dec-18	84,755.12	10,585.25	95,340.38	3,229,178.01
162	25-Jan-19	82,605.02	10,658.35	93,263.37	3,146,572.98
163	25-Feb-19	80,510.52	10,385.70	90,896.22	3,066,062.46
164	25-Mar-19	78,470.14	9,140.61	87,610.76	2,987,592.32
165	25-Apr-19	106,227.75	9,860.96	116,088.71	2,881,364.57
166	25-May-19	121,807.26	9,203.56	131,010.81	2,759,557.31

167	25-Jun-19	118,724.76	9,108.30	127,833.07	2,640,832.55
168	25-Jul-19	115,721.69	8,435.26	124,156.95	2,525,110.86
169	25-Aug-19	112,795.92	8,334.48	121,130.40	2,412,314.94
170	25-Sep-19	109,945.42	7,962.18	117,907.60	2,302,369.53
171	25-Oct-19	107,168.18	7,354.15	114,522.34	2,195,201.34
172	25-Nov-19	104,462.29	7,245.57	111,707.86	2,090,739.05
173	25-Dec-19	101,825.85	6,678.17	108,504.02	1,988,913.21
174	25-Jan-20	99,257.02	6,564.68	105,821.71	1,889,656.18
175	25-Feb-20	96,754.04	6,237.07	102,991.11	1,792,902.15
176	25-Mar-20	94,315.15	5,535.93	99,851.09	1,698,586.99
177	25-Apr-20	91,938.68	5,606.42	97,545.11	1,606,648.31
178	25-May-20	89,547.15	5,131.90	94,679.05	1,517,101.16
179	25-Jun-20	87,057.64	5,007.40	92,065.04	1,430,043.52
180	25-Jul-20	83,636.09	4,567.80	88,203.89	1,346,407.43
181	25-Aug-20	81,541.59	4,444.00	85,985.60	1,264,865.83
182	25-Sep-20	79,500.56	4,174.87	83,675.43	1,185,365.27
183	25-Oct-20	77,511.60	3,786.25	81,297.85	1,107,853.68
184	25-Nov-20	75,573.33	3,656.62	79,229.95	1,032,280.35
185	25-Dec-20	73,684.43	3,297.28	76,981.70	958,595.92
186	25-Jan-21	71,843.59	3,163.98	75,007.57	886,752.33
187	25-Feb-21	70,049.58	2,926.85	72,976.42	816,702.75
188	25-Mar-21	68,301.14	2,434.77	70,735.91	748,401.61
189	25-Apr-21	66,597.10	2,470.20	69,067.30	681,804.51
190	25-May-21	64,936.29	2,177.80	67,114.09	616,868.22
191	25-Jun-21	63,317.59	2,036.06	65,353.65	553,550.63
192	25-Jul-21	61,739.89	1,768.13	63,508.02	491,810.74
193	25-Aug-21	60,202.12	1,623.29	61,825.41	431,608.62
194	25-Sep-21	58,703.25	1,424.58	60,127.83	372,905.37
195	25-Oct-21	57,242.26	1,191.12	58,433.38	315,663.12
196	25-Nov-21	55,818.16	1,041.89	56,860.05	259,844.95
197	25-Dec-21	54,430.01	829.99	55,259.99	205,414.95
198	25-Jan-22	53,076.85	678	53,754.85	152,338.09
199	25-Feb-22	51,757.80	502.81	52,260.61	100,580.30
200	25-Mar-22	50,471.95	299.85	50,771.80	50,108.35
201	25-Apr-22	49,218.45	165.39	49,383.84	889.9
202	25-May-22	889.9	2.84	892.74	0

Ameriquest Mortgage Securities Asset-Backed Pass-Through Certificates, Series 2005-R6 - CF - A2 - 5 - LIBOR_1MO=3.433, LIBOR_6MO=3.870 125 PricingSpeed

LIBOR_1MO=3.433, LIBOR_6MO=3.870
125 PricingSpeed

Period	*Date*	*Principal*	*Interest*	*Cash Flow*	*Balance*
Total		302,306,000.00	23,249,727.12	325,555,727.12	
0	29-Jul-05	0	0	0	302,306,000.00
1	25-Aug-05	2,867,153.92	823,708.27	3,690,862.20	299,438,846.08
2	25-Sep-05	3,694,680.55	936,769.48	4,631,450.03	295,744,165.52
3	25-Oct-05	4,520,563.38	895,365.46	5,415,928.84	291,223,602.14
4	25-Nov-05	5,339,787.80	911,068.77	6,250,856.57	285,883,814.35
5	25-Dec-05	6,146,953.18	865,513.25	7,012,466.42	279,736,861.17
6	25-Jan-06	6,936,549.13	875,133.46	7,811,682.59	272,800,312.04
7	25-Feb-06	7,702,478.68	853,433.04	8,555,911.73	265,097,833.36
8	25-Mar-06	8,439,248.13	749,078.11	9,188,326.24	256,658,585.22
9	25-Apr-06	9,128,947.92	802,935.00	9,931,882.91	247,529,637.31
10	25-May-06	9,575,022.97	749,395.98	10,324,418.95	237,954,614.34
11	25-Jun-06	9,982,094.03	744,421.18	10,726,515.21	227,972,520.31
12	25-Jul-06	9,658,234.91	690,186.81	10,348,421.71	218,314,285.40
13	25-Aug-06	9,344,658.01	682,978.05	10,027,636.06	208,969,627.39
14	25-Sep-06	9,041,360.61	653,744.07	9,695,104.67	199,928,266.78
15	25-Oct-06	8,748,003.07	605,282.83	9,353,285.90	191,180,263.71
16	25-Nov-06	8,464,257.05	598,091.52	9,062,348.58	182,716,006.65
17	25-Dec-06	8,189,805.13	553,172.71	8,742,977.84	174,526,201.52
18	25-Jan-07	7,924,340.43	545,990.68	8,470,331.11	166,601,861.09
19	25-Feb-07	7,667,566.27	521,200.04	8,188,766.31	158,934,294.82
20	25-Mar-07	7,419,195.81	449,095.34	7,868,291.15	151,515,099.01
21	25-Apr-07	7,556,536.03	474,002.36	8,030,538.39	143,958,562.98
22	25-May-07	7,357,853.88	435,834.55	7,793,688.43	136,600,709.10
23	25-Jun-07	18,595,639.29	427,343.94	19,022,983.23	118,005,069.81
24	25-Jul-07	16,656,344.49	357,260.35	17,013,604.84	101,348,725.32
25	25-Aug-07	14,715,354.31	317,061.04	15,032,415.35	86,633,371.01
26	25-Sep-07	13,163,167.02	271,025.28	13,434,192.30	73,470,203.99
27	25-Oct-07	5,036,932.68	222,431.04	5,259,363.72	68,433,271.31
28	25-Nov-07	4,854,522.77	214,087.79	5,068,610.55	63,578,748.55
29	25-Dec-07	4,682,278.62	192,484.66	4,874,763.28	58,896,469.93
30	25-Jan-08	4,516,278.97	184,252.70	4,700,531.67	54,380,190.96
31	25-Feb-08	4,356,345.66	170,123.90	4,526,469.55	50,023,845.30
32	25-Mar-08	4,202,225.72	146,398.95	4,348,624.67	45,821,619.59
33	25-Apr-08	4,053,703.71	143,349.12	4,197,052.83	41,767,915.88
34	25-May-08	3,910,543.92	126,452.37	4,036,996.29	37,857,371.96

35	25-Jun-08	3,772,605.61	118,433.63	3,891,039.24	34,084,766.35
36	25-Jul-08	3,638,515.79	103,191.63	3,741,707.42	30,446,250.56
37	25-Aug-08	0	95,248.56	95,248.56	30,446,250.56
38	25-Sep-08	0	95,248.56	95,248.56	30,446,250.56
39	25-Oct-08	0	92,176.02	92,176.02	30,446,250.56
40	25-Nov-08	0	95,248.56	95,248.56	30,446,250.56
41	25-Dec-08	0	92,176.02	92,176.02	30,446,250.56
42	25-Jan-09	0	95,248.56	95,248.56	30,446,250.56
43	25-Feb-09	0	95,248.56	95,248.56	30,446,250.56
44	25-Mar-09	0	86,030.96	86,030.96	30,446,250.56
45	25-Apr-09	0	95,248.56	95,248.56	30,446,250.56
46	25-May-09	0	92,176.02	92,176.02	30,446,250.56
47	25-Jun-09	0	95,248.56	95,248.56	30,446,250.56
48	25-Jul-09	0	92,176.02	92,176.02	30,446,250.56
49	25-Aug-09	0	95,248.56	95,248.56	30,446,250.56
50	25-Sep-09	0	95,248.56	95,248.56	30,446,250.56
51	25-Oct-09	0	92,176.02	92,176.02	30,446,250.56
52	25-Nov-09	0	95,248.56	95,248.56	30,446,250.56
53	25-Dec-09	0	92,176.02	92,176.02	30,446,250.56
54	25-Jan-10	0	95,248.56	95,248.56	30,446,250.56
55	25-Feb-10	0	95,248.56	95,248.56	30,446,250.56
56	25-Mar-10	0	86,030.96	86,030.96	30,446,250.56
57	25-Apr-10	0	95,248.56	95,248.56	30,446,250.56
58	25-May-10	656,464.10	92,176.02	748,640.12	29,789,786.46
59	25-Jun-10	986,461.92	93,194.86	1,079,656.78	28,803,324.54
60	25-Jul-10	956,422.60	87,202.07	1,043,624.67	27,846,901.94
61	25-Aug-10	923,540.25	87,116.71	1,010,656.97	26,923,361.68
62	25-Sep-10	891,825.38	84,227.49	976,052.87	26,031,536.31
63	25-Oct-10	861,235.43	78,810.48	940,045.91	25,170,300.87
64	25-Nov-10	831,729.46	78,743.19	910,472.65	24,338,571.41
65	25-Dec-10	803,268.03	73,685.02	876,953.06	23,535,303.38
66	25-Jan-11	775,813.16	77,681.54	853,494.70	22,759,490.22
67	25-Feb-11	749,328.28	75,120.86	824,449.14	22,010,161.94
68	25-Mar-11	723,778.18	65,617.18	789,395.37	21,286,383.76
69	25-Apr-11	699,128.96	70,258.67	769,387.62	20,587,254.80
70	25-May-11	675,347.95	65,759.12	741,107.08	19,911,906.84
71	25-Jun-11	652,403.72	65,722.01	718,125.74	19,259,503.12
72	25-Jul-11	630,265.99	61,518.06	691,784.05	18,629,237.13
73	25-Aug-11	608,905.58	61,488.38	670,393.97	18,020,331.55
74	25-Sep-11	588,294.42	59,478.61	647,773.03	17,432,037.13
75	25-Oct-11	568,405.45	55,680.83	624,086.29	16,863,631.68
76	25-Nov-11	549,212.63	55,660.76	604,873.39	16,314,419.04
77	25-Dec-11	530,690.87	52,110.97	582,801.84	15,783,728.18
78	25-Jan-12	512,815.99	52,096.39	564,912.37	15,270,912.19

79	25-Feb-12	495,564.72	50,403.77	545,968.49	14,775,347.47
80	25-Mar-12	478,914.65	45,621.76	524,536.41	14,296,432.82
81	25-Apr-12	462,844.17	47,187.36	510,031.54	13,833,588.65
82	25-May-12	447,332.50	44,186.79	491,519.29	13,386,256.15
83	25-Jun-12	432,359.58	44,183.20	476,542.78	12,953,896.57
84	25-Jul-12	417,906.13	41,376.90	459,283.04	12,535,990.44
85	25-Aug-12	403,953.55	41,376.78	445,330.32	12,132,036.89
86	25-Sep-12	390,483.92	40,043.47	430,527.39	11,741,552.97
87	25-Oct-12	377,479.99	37,504.48	414,984.47	11,364,072.98
88	25-Nov-12	364,925.15	37,508.70	402,433.85	10,999,147.83
89	25-Dec-12	352,803.37	35,133.11	387,936.48	10,646,344.46
90	25-Jan-13	341,099.22	35,139.74	376,238.96	10,305,245.24
91	25-Feb-13	329,797.85	34,013.89	363,811.74	9,975,447.39
92	25-Mar-13	318,884.93	29,739.03	348,623.95	9,656,562.46
93	25-Apr-13	308,346.65	31,872.83	340,219.48	9,348,215.81
94	25-May-13	298,169.73	29,859.76	328,029.49	9,050,046.08
95	25-Jun-13	288,341.35	29,870.93	318,212.28	8,761,704.73
96	25-Jul-13	278,849.16	27,986.35	306,835.50	8,482,855.57
97	25-Aug-13	269,681.27	27,998.84	297,680.11	8,213,174.30
98	25-Sep-13	260,826.22	27,108.72	287,934.94	7,952,348.08
99	25-Oct-13	252,272.95	25,401.13	277,674.08	7,700,075.13
100	25-Nov-13	244,010.83	25,415.17	269,426.00	7,456,064.30
101	25-Dec-13	236,029.59	23,815.91	259,845.50	7,220,034.70
102	25-Jan-14	228,319.34	23,830.73	252,150.07	6,991,715.36
103	25-Feb-14	220,870.56	23,077.13	243,947.69	6,770,844.80
104	25-Mar-14	213,674.06	20,185.39	233,859.45	6,557,170.75
105	25-Apr-14	206,720.98	21,642.85	228,363.83	6,350,449.77
106	25-May-14	200,002.79	20,284.39	220,287.19	6,150,446.98
107	25-Jun-14	193,511.27	20,300.40	213,811.68	5,956,935.70
108	25-Jul-14	187,238.49	19,027.45	206,265.94	5,769,697.21
109	25-Aug-14	181,176.81	19,043.69	200,220.50	5,588,520.40
110	25-Sep-14	175,318.86	18,445.69	193,764.55	5,413,201.54
111	25-Oct-14	169,657.53	17,290.67	186,948.20	5,243,544.01
112	25-Nov-14	164,185.99	17,307.05	181,493.03	5,079,358.02
113	25-Dec-14	158,897.62	16,224.32	175,121.94	4,920,460.40
114	25-Jan-15	153,786.07	16,240.66	170,026.73	4,766,674.33
115	25-Feb-15	148,845.20	15,733.07	164,578.27	4,617,829.14
116	25-Mar-15	144,069.08	13,766.77	157,835.86	4,473,760.05
117	25-Apr-15	139,452.03	14,766.27	154,218.30	4,334,308.02
118	25-May-15	134,988.54	13,844.50	148,833.04	4,199,319.48
119	25-Jun-15	130,673.29	13,860.44	144,533.73	4,068,646.19
120	25-Jul-15	126,119.03	12,995.93	139,114.96	3,942,527.16
121	25-Aug-15	122,100.56	13,012.86	135,113.42	3,820,426.61
122	25-Sep-15	118,215.07	12,609.85	130,824.92	3,702,211.54

123	25-Oct-15	114,457.98	11,825.48	126,283.46	3,587,753.56
124	25-Nov-15	110,824.88	11,841.88	122,666.76	3,476,928.67
125	25-Dec-15	107,311.53	11,105.89	118,417.42	3,369,617.15
126	25-Jan-16	103,913.80	11,121.89	115,035.69	3,265,703.35
127	25-Feb-16	100,627.75	10,778.91	111,406.66	3,165,075.60
128	25-Mar-16	97,449.55	9,772.79	107,222.34	3,067,626.05
129	25-Apr-16	94,375.53	10,125.13	104,500.66	2,973,250.52
130	25-May-16	139,698.83	9,497.06	149,195.89	2,833,551.69
131	25-Jun-16	144,650.21	9,352.53	154,002.74	2,688,901.48
132	25-Jul-16	140,103.94	8,588.80	148,692.74	2,548,797.54
133	25-Aug-16	135,705.87	8,412.66	144,118.53	2,413,091.68
134	25-Sep-16	131,450.97	7,964.74	139,415.72	2,281,640.70
135	25-Oct-16	127,334.40	7,287.94	134,622.34	2,154,306.31
136	25-Nov-16	123,351.46	7,110.59	130,462.05	2,030,954.85
137	25-Dec-16	119,497.65	6,487.21	125,984.86	1,911,457.20
138	25-Jan-17	115,768.61	6,309.03	122,077.64	1,795,688.59
139	25-Feb-17	112,160.12	5,926.92	118,087.04	1,683,528.47
140	25-Mar-17	108,668.14	5,018.97	113,687.12	1,574,860.33
141	25-Apr-17	105,288.75	5,198.05	110,486.79	1,469,571.58
142	25-May-17	102,018.16	4,694.06	106,712.22	1,367,553.42
143	25-Jun-17	98,852.73	4,513.80	103,366.53	1,268,700.68
144	25-Jul-17	95,788.94	4,052.44	99,841.38	1,172,911.74
145	25-Aug-17	92,823.39	3,871.36	96,694.75	1,080,088.35
146	25-Sep-17	89,952.80	3,564.98	93,517.78	990,135.55
147	25-Oct-17	87,174.01	3,162.66	90,336.66	902,961.54
148	25-Nov-17	84,483.95	2,980.35	87,464.30	818,477.59
149	25-Dec-17	81,879.67	2,614.35	84,494.03	736,597.92
150	25-Jan-18	79,358.33	2,431.24	81,789.58	657,239.59
151	25-Feb-18	76,917.19	2,169.31	79,086.50	580,322.40
152	25-Mar-18	74,553.57	1,730.07	76,283.64	505,768.84
153	25-Apr-18	72,264.92	1,669.36	73,934.28	433,503.92
154	25-May-18	70,048.76	1,384.68	71,433.44	363,455.16
155	25-Jun-18	67,902.71	1,199.63	69,102.34	295,552.45
156	25-Jul-18	65,824.44	944.04	66,768.49	229,728.01
157	25-Aug-18	63,811.75	758.25	64,569.99	165,916.26
158	25-Sep-18	61,862.46	547.63	62,410.09	104,053.80
159	25-Oct-18	59,974.50	332.37	60,306.87	44,079.30
160	25-Nov-18	44,079.30	145.49	44,224.79	0

Ameriquest Mortgage Securities Asset-Backed Pass-Through Certificates, Series 2005-R6 - CF - A2 - 6 - LIBOR_1MO=3.433, LIBOR_6MO=3.870 150 PricingSpeed

LIBOR_1MO=3.433, LIBOR_6MO=3.870
150 PricingSpeed

Period	*Date*	*Principal*	*Interest*	*Cash Flow*	*Balance*
Total		302,306,000.00	16,143,167.10	318,449,167.10	
0	29-Jul-05	0	0	0	302,306,000.00
1	25-Aug-05	3,422,113.54	823,708.27	4,245,821.81	298,883,886.46
2	25-Sep-05	4,427,892.18	935,033.33	5,362,925.51	294,455,994.29
3	25-Oct-05	5,432,266.07	891,465.52	6,323,731.60	289,023,728.21
4	25-Nov-05	6,427,849.49	904,186.65	7,332,036.13	282,595,878.73
5	25-Dec-05	7,406,743.89	855,559.02	8,262,302.91	275,189,134.84
6	25-Jan-06	8,360,845.59	860,906.28	9,221,751.86	266,828,289.25
7	25-Feb-06	9,281,270.93	834,750.07	10,116,021.00	257,547,018.32
8	25-Mar-06	10,159,881.33	727,742.02	10,887,623.35	247,387,136.99
9	25-Apr-06	10,973,034.35	773,930.04	11,746,964.39	236,414,102.65
10	25-May-06	11,473,837.56	715,743.70	12,189,581.26	224,940,265.08
11	25-Jun-06	11,919,501.76	703,706.87	12,623,208.63	213,020,763.32
12	25-Jul-06	11,435,806.46	644,920.36	12,080,726.82	201,584,956.86
13	25-Aug-06	10,971,560.11	630,641.74	11,602,201.85	190,613,396.75
14	25-Sep-06	10,526,383.63	596,318.13	11,122,701.76	180,087,013.12
15	25-Oct-06	10,099,486.49	545,213.43	10,644,699.92	169,987,526.63
16	25-Nov-06	9,690,111.16	531,791.81	10,221,902.97	160,297,415.47
17	25-Dec-06	9,297,531.72	485,300.43	9,782,832.14	150,999,883.75
18	25-Jan-07	8,921,052.52	472,390.55	9,393,443.08	142,078,831.22
19	25-Feb-07	8,560,006.96	444,481.78	9,004,488.74	133,518,824.27
20	25-Mar-07	8,213,756.19	377,279.69	8,591,035.88	125,305,068.07
21	25-Apr-07	8,330,304.53	392,006.46	8,722,310.99	116,974,763.54
22	25-May-07	8,031,465.41	354,141.10	8,385,606.51	108,943,298.13
23	25-Jun-07	21,274,156.54	340,820.03	21,614,976.56	87,669,141.60
24	25-Jul-07	18,311,518.58	265,418.33	18,576,936.91	69,357,623.01
25	25-Aug-07	15,561,969.60	216,979.54	15,778,949.14	53,795,653.41
26	25-Sep-07	13,392,734.38	168,295.22	13,561,029.60	40,402,919.03
27	25-Oct-07	4,793,458.17	122,319.84	4,915,778.01	35,609,460.86
28	25-Nov-07	4,578,392.33	111,401.23	4,689,793.56	31,031,068.53
29	25-Dec-07	4,376,800.46	93,946.56	4,470,747.02	26,654,268.07
30	25-Jan-08	4,184,364.61	83,385.66	4,267,750.27	22,469,903.46
31	25-Feb-08	4,000,695.36	70,295.22	4,070,990.58	18,469,208.10
32	25-Mar-08	3,825,364.73	54,051.68	3,879,416.40	14,643,843.38
33	25-Apr-08	3,657,984.68	45,812.04	3,703,796.73	10,985,858.69
34	25-May-08	3,498,167.02	33,259.69	3,531,426.71	7,487,691.67

35	25-Jun-08	3,345,598.37	23,424.62	3,369,022.99	4,142,093.30
36	25-Jul-08	4,142,093.30	12,540.19	4,154,633.49	0

Ameriquest Mortgage Securities Asset-Backed Pass-Through Certificates, Series 2005-R6

NO PREAY STRESS	Class M1			Class M4		
Fwd LIBOR/Swap Shift	**Min 0 -200 bp**	**bp**	**200 bp**	**Min 0 -200 bp**	**bp**	**200 bp**
Prepay	1.00x Base Case	1.00x Base Case	1.00x Base Case	1.00x Base Case	1.00x Base Case	1.00x Base Case
Loss Severity: 40%						
Recovery Delay: 12 months						
% Cum Loss Yield Break	19.21%	19.38%	19.33%	13.46%	13.48%	13.12%
CDR - Yield Break	23.2	23.5	23.4	13.9	13.9	13.4
% Cum Loss 1st $ Principal Loss	19.15%	19.33%	19.28%	13.39%	13.41%	13.05%
CDR - 1st $ Principal Loss	23.1	23.4	23.3	13.8	13.8	13.3
Loss Severity: 60%						
Recovery Delay: 12 months						
% Cum Loss Yield Break	20.41%	20.43%	20.12%	14.38%	14.14%	13.62%
CDR - Yield Break	14.1	14.1	13.8	9.0	8.8	8.4
% Cum Loss 1st $ Principal Loss	20.41%	20.32%	20.01%	14.25%	14.14%	13.62%
CDR - 1st $ Principal Loss	14.1	14.0	13.7	8.9	8.8	8.4
Loss Severity: 40%						
Recovery Delay: 12 months. NO ADVANCE						
% Cum Loss Yield Break	17.01%	16.90%	16.61%	11.89%	11.67%	11.20%
CDR - Yield Break	19.3	19.1	18.6	11.8	11.5	10.9
% Cum Loss 1st $ Principal Loss	16.95%	16.84%	16.55%	11.81%	11.59%	11.12%
CDR - 1st $ Principal Loss	19.2	19.0	18.5	11.7	11.4	10.8
Loss Severity: 60%						
Recovery Delay: 12 months. NO ADVANCE						
% Cum Loss Yield Break	18.64%	18.43%	17.99%	13.05%	12.79%	12.11%
CDR - Yield Break	12.5	12.3	11.9	8.0	7.8	7.3
% Cum Loss 1st $ Principal Loss	18.64%	18.32%	17.87%	13.05%	12.66%	12.11%
CDR - 1st $ Principal Loss	12.5	12.2	11.8	8.0	7.7	7.3

PREPAY STRESS

Fwd LIBOR/Swap Shift	Min 0 -200 bp	bp	200 bp	Min 0 -200 bp	bp	200 bp
Prepay	2.00x Base Case	1.00x Base Case	0.50x Base Case	2.00x Base Case	1.00x Base Case	0.50x Base Case
Loss Severity: 50%						
Recovery Delay: 12 months						
% Cum Loss Yield Break	12.55%	19.97%	24.48%	6.03%	13.89%	19.08%
CDR - Yield Break	17.3	17.6	13.3	7.7	10.8	8.9
% Cum Loss 1st $ Principal Loss	15.94%	19.97%	24.38%	9.21%	13.79%	18.93%
CDR - 1st $ Principal Loss	22.9	17.6	13.2	12.2	10.7	8.8
Loss Severity: 50%						
Recovery Delay: 12 months. NO ADVANCE						
% Cum Loss Yield Break	6.10%	17.73%	21.49%	3.46%	12.32%	16.64%
CDR - Yield Break	7.8	14.9	10.7	4.3	9.3	7.3
% Cum Loss 1st $ Principal Loss	14.76%	17.73%	21.37%	8.45%	12.21%	16.64%
CDR - 1st $ Principal Loss	20.9	14.9	10.6	11.1	9.2	7.3

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assests has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affiliiates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above referenced seurity will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to by nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities my not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securites.

Disclaimer:

This material is provided to you solely for informational purposes, is intended for your use only and does not constitute an offer or commitment, a solicitation of an offer or commitment, or any advice or recommendation, to enter into or conclude any transaction (whether on the indicative terms shown or otherwise). This material has been prepared by CSFB based on assumptions and parameters determined by it in good faith. It is important that you (recipient) understand that those assumptions and parameters are not the only ones that might reasonably have been selected or that could apply in connection with the preparation of these materials or an assessment of the transaction described above. A variety of other or additional assumptions or parameters, or other market factors and other considerations, could result in different contemporaneous good faith analyses or assessment of the transaction described above. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied is made regarding future performance. Opinions and estimates may be changed without notice. The information set forth above has been obtained from or based upon sources believed by CSFB to be reliable, but CSFB does not represent or warrant its accuracy or completeness. This material does not purport to contain all of the information that an interested party may desire. In all cases, interested parties should conduct their own investigation and analysis of the transaction(s) described in these materials and of the data set forth in them. Each person receiving these materials should make an independent assessment of the merits of pursuing a transaction described in these materials and should consult their own professional advisors. CSFB may, from time to time, participate or invest in other financing transactions with the issuers of the securities referred to herein, perform services for or solicit business from such issuers, and/or have a position or effect transactions in the securities or derivatives thereof. Structured securities are complex instruments, typically involve a high degree of risk and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security may be affected by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and volatility and the credit quality of any issuer or reference issuer. Any investor interested in purchasing a structured product should conduct its own investigation and analysis of the product and consult with its own professional advisers as to the risks involved in making such a purchase.

Ameriquest Mortgage Securities Asset-Backed Pass-Through Certificates, Series 2005-R6 - Price/Yield - M10

Balance	$13,200,000.00	Delay	0	Index	LIBOR_1MC	WAC	8.01161	WAM	353
Coupon	6.433	Dated	7/29/2005	Mult / Margi	3-Jan	NET	7.50971	WALA	1
Settle	7/29/2005	First Payme	8/25/2005	Cap / Floor	999 / 0				

Disc Margin	*1*
	Price
650.00	87.20771
655.00	87.03988
660.00	86.87244
665.00	86.70540
670.00	86.53875
675.00	86.37248
680.00	86.20661
685.00	86.04113
690.00	85.87604
695.00	85.71133
700.00	85.54701
705.00	85.38307
710.00	85.21951
715.00	85.05634
720.00	84.89355
725.00	84.73114
730.00	84.56911
735.00	84.40746
740.00	84.24619
745.00	84.08529
750.00	83.92477
755.00	83.76462
760.00	83.60485
765.00	83.44544
770.00	83.28642
775.00	83.12776
780.00	82.96947
785.00	82.81155
790.00	82.65399
795.00	82.49681
800.00	82.33999

805.00	82.18353
810.00	82.02744
815.00	81.87171
820.00	81.71635
825.00	81.56134
830.00	81.40670
835.00	81.25241
840.00	81.09848
845.00	80.94491
850.00	80.79170

LIBOR_1MO	3.433
LIBOR_6MO	3.870
Prepay	100 PricingSpeed
No Prepays	
Lockout and Penalties	Exclude Penalties
ᵓrepay Penalty Haircut	0
Optional Redemption	Call (Y)

Ameriquest Mortgage Securities Asset-Backed Pass-Through Certificates, Series 2005-R6 - Price/Yield - M11

Balance	$6,600,000.00	Delay	0	Index	LIBOR_1MC	WAC	8.01161	WAM	353
Coupon	6.433	Dated	7/29/2005	Mult / Margi	3-Jan	NET	7.50971	WALA	1
Settle	7/29/2005	First Payme	8/25/2005	Cap / Floor	999 / 0				

Disc Margin	*1*
	Price
1,000.00	77.91826
1,010.00	77.64673
1,020.00	77.37630
1,030.00	77.10697
1,040.00	76.83874
1,050.00	76.57161
1,060.00	76.30557
1,070.00	76.04061
1,080.00	75.77672
1,090.00	75.51392
1,100.00	75.25218
1,110.00	74.99151
1,120.00	74.73189
1,130.00	74.47334
1,140.00	74.21583
1,150.00	73.95937
1,160.00	73.70396
1,170.00	73.44957
1,180.00	73.19623
1,190.00	72.94391
1,200.00	72.69261
1,210.00	72.44233
1,220.00	72.19307
1,230.00	71.94481
1,240.00	71.69756
1,250.00	71.45132

LIBOR_1MO	3.433
LIBOR_6MO	3.870
Prepay	100 PricingSpeed
No Prepays	

Lockout and Penalties	Exclude Penalties
?repay Penalty Haircut	0
Optional Redemption	Call (Y)

TERM SHEET
$503,306,000 *(Approximate Offered Certificates)*

Asset-Backed Pass-Through Certificates, Series 2005-R6

July 20, 2005

Ameriquest Mortgage Securities Inc.


AMERIQUEST®
MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc.
(Depositor)

Ameriquest Mortgage Company
(Originator)

Ameriquest Mortgage Company
(Master Servicer)

All terms and statements are subject to change.

CREDIT SUISSE | FIRST BOSTON

Deutsche Bank 

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



COMPUTATIONAL MATERIALS DISCLAIMER

The information contained in the attached materials (the "Information") has been provided by Credit Suisse First Boston LLC ("CSFB"). The Information contained herein is preliminary and subject to change. The Information does not include all of the information required to be included in the final prospectus relating to the securities. As such, the Information may not reflect the impact of all structural characteristics of the securities. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Prospective investors in the securities should read the relevant documents filed, or to be filed, with the Securities and Exchange Commission (the "Commission") because they contain important information. Such documents may be obtained without charge at the Commission's website. Although a registration statement (including the base prospectus) relating to the securities discussed in this communication has been filed with the Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not yet been filed with the Commission. Prospective purchasers are recommended to review the final prospectus and prospectus supplement relating to the securities ("Offering Documents") discussed in this communication.

Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the CSFB syndicate desk or from the Commission's website.

There shall not be any offer or sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Please contact the CSFB Syndicate Desk at (212) 325-8549 for additional information.



TERM SHEET DATED July 20, 2005

Ameriquest Mortgage Securities Inc.
Asset-Backed Pass-Through Certificates, Series 2005-R6

$503,306,000

(Approximate Offered Certificates)

Subject to Revision

Class	Approximate Size ($)	Type[1,2]	WAL (yrs) Call[3] / Mat[4]	Principal Payment Window Call[3] / Mat[4]	Pmt Delay (days)	Interest Accrual Basis	Stated Final Maturity	Expected Ratings S&P/Moody's/Fitch	Initial Credit Enhancement (%)
Offered Certificates									
A-2[5]	$302,306,000	FLT/SR	2.52 / 2.75	1 - 85 / 1 - 202	0	Actual/360	August 2035	AAA/Aaa/AAA	19.40%
M-1	$57,000,000	FLT/MEZ	4.90 / 5.44	42 - 85 / 42 - 165	0	Actual/360	August 2035	AA+/NR/AA+	14.65%
M-2	$49,800,000	FLT/MEZ	4.82 / 5.33	40 - 85 / 40 - 152	0	Actual/360	August 2035	AA/NR/AA	10.50%
M-3	$13,800,000	FLT/MEZ	4.79 / 5.27	39 - 85 / 39 - 139	0	Actual/360	August 2035	AA-/NR/AA-	9.35%
M-4	$18,000,000	FLT/MEZ	4.77 / 5.22	39 - 85 / 39 - 135	0	Actual/360	August 2035	A+/NR/A+	7.85%
M-5	$16,800,000	FLT/MEZ	4.76 / 5.18	38 - 85 / 38 - 128	0	Actual/360	August 2035	A/NR/A	6.45%
M-6	$12,600,000	FLT/MEZ	4.75 / 5.11	38 - 85 / 38 - 121	0	Actual/360	August 2035	A-/NR/A-	5.40%
M-7	$10,200,000	FLT/MEZ	4.75 / 5.06	38 - 85 / 38 - 114	0	Actual/360	August 2035	BBB+/NR/BBB+	4.55%
M-8	$11,400,000	FLT/MEZ	4.74 / 4.99	37 - 85 / 37 - 108	0	Actual/360	August 2035	BBB/NR/BBB	3.60%
M-9	$11,400,000	FLT/MEZ	4.72 / 4.85	37 - 85 / 37 - 99	0	Actual/360	August 2035	BBB-/NR/BBB-	2.65%
Non-Offered Certificates									
A-1A	$531,916,000	FLT/SR	Not Offered		0	Actual/360	August 2035	AAA/Aaa/AAA	19.40%
A-1B	$132,978,000	FLT/SR MEZ	Not Offered		0	Actual/360	August 2035	AAA/Aaa/AAA	19.40%
M-10	$13,200,000	FLT/MEZ	Not Offered		0	Actual/360	August 2035	BB+/NR/BB+	1.55%
M-11	$6,600,000	FLT/MEZ	Not Offered		0	Actual/360	August 2035	BB/NR/BB	1.00%
CE	$12,000,664	N/A	Not Offered		N/A			N/R	N/A
P	$100	N/A	Not Offered		N/A			N/R	N/A
R	N/A	N/A	Not Offered		N/A			N/R	N/A

(1) The interest rate on each of the Certificates (other than the Class A-2 Certificates), is subject to the related Net WAC Rate Cap.
(2) The Adjustable Rate Certificates (other than the Class A-2 Certificates) will accrue interest at a rate not greater than the related Maximum Cap Rate.
(3) To 10% Optional Termination at the pricing speed.
(4) To maturity at the pricing speed.
(5) The interest rate on the Class A-2 Certificates is not subject to any rate limitations, except in the case of a Group II Swap Provider default, in which case, *the interest rate on the Class A-2 Certificates will be subject to the related Net WAC Rate Cap and will not accrue interest greater than the related Maximum* Cap Rate.

Pricing Speed ("PPC")

Fixed-Rate Mortgage Loans	2% CPR growing to 20% CPR over 10 months.
Adjustable-Rate Mortgage Loans	100% PPC, which is 5% CPR in month 1, an additional 2% CPR for each month thereafter, building to 27% CPR in month 12 and remaining constant at 27% CPR until month 23, increasing to and remaining constant at 60% CPR from month 24 until month 27 and decreasing and remaining constant at 30% CPR from month 28 and thereafter; provided, however, the prepayment rate will not exceed 85% CPR per annum in any period for any percentage of PPC.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Part I: Key Terms

Parties:

Depositor:	Ameriquest Mortgage Securities Inc.
Originator:	Ameriquest Mortgage Company.
Master Servicer:	Ameriquest Mortgage Company.
Trustee and Swap Administrator:	Deutsche Bank National Trust Company.
Swap Provider:	TBD.
Group II Swap Provider:	TBD.
Co-Lead Underwriters:	Credit Suisse First Boston LLC and Deutsche Bank Securities, Inc.
Co-Managers:	Bear, Stearns & Co. Inc. and Goldman, Sachs & Co.

Collateral:

Mortgage Loans:

As of the Cut-off Date, 7,095 Adjustable-Rate and Fixed-Rate, first-lien, closed-end, subprime mortgage loans with LTVs at origination not in excess of 95% and an aggregate scheduled principal balance as of the Cut-off Date of approximately $1,200,000,764. References to percentages or balances herein are based on the aggregate scheduled principal balance of such Mortgage Loans on the Cut-off Date. Although the final collateral will not differ materially from that described herein, amounts in any particular bucket may differ, perhaps significantly. For the purpose of calculating interest and principal on the Class A Certificates, the Mortgage Loans have been divided into two loan groups, designated as follows:

Group I Mortgage Loans: 5,328 Adjustable-Rate and Fixed-Rate Mortgage Loans with an aggregate scheduled principal balance as of the Cut-off Date of approximately $824,930,584 and with principal balances at origination that conform to principal balance limits of Freddie Mac.

Group II Mortgage Loans: 1,767 Adjustable-Rate and Fixed-Rate Mortgage Loans with an aggregate scheduled principal balance as of the Cut-off Date of approximately $375,070,180 and with principal balances at origination that may or may not conform to principal balance limits of Fannie Mae and Freddie Mac.

Approximately 21.52% of the Mortgage Loans were originated using an insured automated valuation model ("Insured AVM"). Upon the liquidation of a related mortgaged property, if the Insured AVM is determined to have overstated the mortgaged property's value as of the date originally made, the Insured AVM Insurer is liable for the lesser of: (i) losses of principal and (ii) the amount by which the Insured AVM overstated the mortgaged property's value at origination. St. Paul Fire and Marine Insurance Company (the "Insured AVM Insurer") is the provider under the master policy for the Insured AVM.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

Dates:

Cut-off Date: The close of business on July 1, 2005.

Distribution Dates: The 25th day of each month or, if the 25th day is not a business day, the next business day, beginning in August 2005.

Record Date: Adjustable-Rate Certificates: the close of business on the business day immediately preceding the related Distribution Date.

Retained Certificates: the close of business on the last business day of the month preceding the month in which the related Distribution Date occurs.

Expected Pricing Date: The week of July 18, 2005.

Expected Closing Date: On or about July 29, 2005.

Designations:

Certificates: Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6.

Adjustable-Rate Certificates: Class A Certificates and Class M Certificates.

Class A Certificates: Class A-1A, Class A-1B and Class A-2 Certificates.

Class M Certificates: Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10 and Class M-11 Certificates.

Offered Certificates: Class A Certificates (other than the Class A-1A and Class A-1B Certificates) and Class M Certificates (other than the Class M-10 and Class M-11 Certificates).

Non-Offered Certificates: Class A-1A, Class A-1B, Class M-10, Class M-11, Class CE, Class P and Residual Certificates.

Residual Certificates: Class R Certificates.

Retained Certificates: Class CE, Class P and Residual Certificates.

Group I Certificates: Class A-1A and Class A-1B Certificates, which evidence interests in the Group I Mortgage Loans.

Group II Certificates: Class A-2 Certificates, which evidence interests in the Group II Mortgage Loans.

Other Terms:

Source for Calculation of One-Month LIBOR: Moneyline Telerate page 3750.

ERISA: The Offered Certificates will not be ERISA eligible as of the Closing Date.

SMMEA Eligibility: The Class A, Class M-1, Class M-2 and Class M-3 Certificates will constitute "mortgage related securities" for purposes of SMMEA.

Federal Taxation: The Trust will be established as one or more REMICs for federal income tax purposes.

Form of Registration: Book-entry form through DTC, Clearstream and Euroclear.

Minimum Denominations: With respect to the Group I Certificates, $25,000 and integral multiples of $1 in excess. With respect to the Group II Certificates and Class M Certificates, $100,000 and integral multiples of $1 in excess.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Part II: Definitions/Description of the Certificates

Determination Date:	The 10th day of the month or, if such day is not a business day, the business day immediately preceding such 10th day.
Due Period:	For each Distribution Date, the period from the second day of the immediately preceding month to the first day of the month in which such Distribution Date occurs.
Prepayment Period:	For the first Distribution Date, the Cut-off Date to and including the initial Determination Date, and for all other Distribution Dates, the day after the prior Determination Date to and including the Determination Date in the month in which such Distribution Date occurs.
Interest Accrual Basis:	For any Distribution Date and each class of Adjustable-Rate Certificates, will be Actual/360. The Adjustable-Rate Certificates will settle flat and will have no payment delay.
Administrative Fee Rate:	The sum of (a) the Servicing Fee Rate (0.50% per annum),(b) the Trustee Fee Rate (0.0019% per annum) and (c) with respect to the Group II Mortgage Loans, the Group II Swap Agreement Fee rate.
Expense Adjusted Net Mortgage Rate:	The mortgage rate of each Mortgage Loan minus the Administrative Fee Rate.
Expense Adjusted Net Maximum Mortgage Rate:	The per annum rate equal to the applicable maximum mortgage rate (or the mortgage rate for such Mortgage Loan in the case of the fixed-rate Mortgage Loans) of each Mortgage Loan minus the Administrative Fee Rate.
Optional Termination:	The Master Servicer and the NIMS Insurer, if any, in that order, may purchase all of the Mortgage Loans and REO properties and retire the Certificates on or after the Optional Termination Date.
Optional Termination Date:	The first Distribution Date on which the aggregate principal balance of the Mortgage Loans is less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.
Credit Enhancement:	Excess Interest; Net Swap Payments received from the Swap Provider (if any); Overcollateralization ("OC"); and Subordination.
Initial Overcollateralization Target Percentage:	Approximately 1.00%.
Overcollateralization Floor:	The aggregate principal balance of the Mortgage Loans as of the Cut-off Date multiplied by 0.50%.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Overcollateralization Target Amount: For any Distribution Date, (i) prior to the Stepdown Date, an amount equal to the Initial Overcollateralization Target Percentage of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, (ii) on or after the Stepdown Date, provided a Trigger Event is not in effect, the greater of (x) 2x the Initial Overcollateralization Target Percentage of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and (y) the Overcollateralization Floor or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date.

Stepdown Date: The earlier of (i) the first Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later of (A) the 37th Distribution Date and (B) the date that the Credit Enhancement Percentage for the Class A Certificates is greater than or equal to 2x the Class A Initial Credit Enhancement Percentage.

Credit Enhancement Percentage: The percentage obtained by dividing (x) the aggregate Certificate Principal Balance of each class of Certificates with a lower distribution priority by (y) the aggregate principal balance of the Mortgage Loans.

Class	Initial CE%	Target CE% On/After Stepdown Date
A	19.40%	2x Initial CE%
M-1	14.65%	2x Initial CE%
M-2	10.50%	2x Initial CE%
M-3	9.35%	2x Initial CE%
M-4	7.85%	2x Initial CE%
M-5	6.45%	2x Initial CE%
M-6	5.40%	2x Initial CE%
M-7	4.55%	2x Initial CE%
M-8	3.60%	2x Initial CE%
M-9	2.65%	2x Initial CE%
M-10	1.55%	2x Initial CE%
M-11	1.00%	2x Initial CE%

Overcollateralization Reduction Amount: For any Distribution Date, the lesser of (A) the principal remittance amount on such Distribution Date and (B) the excess, if any, of (i) the Overcollateralized Amount for such Distribution Date (calculated for this purpose only after assuming that 100% of the principal remittance amount on such Distribution Date has been distributed) over (ii) the Overcollateralization Target Amount for such Distribution Date.

Overcollateralized Amount: For any Distribution Date will be the excess, if any, of (a) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments received or advanced on or before the related Determination Date and principal prepayments received during the related Prepayment Period) over (b) the aggregate Certificate Principal Balance of the Class A, Class M and Class P Certificates, after giving effect to distributions to be made on such Distribution Date.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

Net Monthly Excess Cashflow: For any Distribution Date, the sum of (x) any Overcollateralization Reduction Amount and (y) the excess of the Available Funds, net of any Net Swap Payment made by the Trustee and the Swap Termination Payments, if any, made by the Trustee, over the sum of (i) the monthly interest accrued and any unpaid interest on the Class A Certificates and the monthly interest accrued on the Class M Certificates and (ii) the principal remittance amount.

Allocation of Losses: Any Realized Losses on the Mortgage Loans on any Distribution Date will first be absorbed by the Class CE Certificates. If on any Distribution Date as a result of Realized Losses on the Mortgage Loans, the aggregate certificate principal balance of the Class A and Class M Certificates exceeds the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period such excess, (the "Realized Loss Amount") will be allocated in the following order: Class M-11, Class M-10, Class M-9, Class M-8, Class M-7, Class M-6, Class M-5, Class M-4, Class M-3, Class M-2 and Class M-1 Certificates. There will be no allocation of Realized Losses on the Mortgage Loans to the Class A Certificates or the Class P Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of such Certificates all principal and interest amounts to which they are then entitled. Once Realized Losses are allocated to the Class M Certificates, such amounts with respect to such Certificates will no longer accrue interest. However, the amount of any Realized Losses allocated to the Class M Certificates may be distributed to the holders of those certificates from Net Monthly Excess Cashflow (including certain amounts received by the Swap Administrator from the Swap Agreement, if any), sequentially, as described in the Pooling and Servicing Agreement.

Net WAC Rate Cap: Group I Certificates or Group II Certificates: The per annum rate (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period) equal to a fraction, expressed as a percentage, the numerator of which is the amount of interest which accrued on the Mortgage Loans in the related loan group in the prior calendar month minus the Trustee Fee and the Servicing Fee payable with respect to the related Mortgage Loans for such Distribution Date and the Group I Allocation Percentage or Group II Allocation Percentage of any Net Swap Payment made to the Swap Provider and with respect to the Group II Certificates, the Group II Swap Agreement Fee payable to the Group II Swap Provider for such Distribution Date and the denominator of which is the aggregate principal balance of the Mortgage Loans in the related loan group as of the last day of the immediately preceding Due Period (or as of the Cut-off Date with respect to the first Distribution Date), after giving effect to principal prepayments received during the related Prepayment Period.

Class M Certificates: The per annum rate (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period) equal to (x) the weighted average (weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group, the current principal balance of the related Class A Certificates), of (i) the Net WAC Rate Cap for the Group I Certificates and (ii) the Net WAC Rate Cap for the Group II Certificates (without regard to the Group II Swap Provider Fee rate).

Group I Allocation Percentage: The aggregate principal balance of the Group I Mortgage Loans divided by the sum of the aggregate principal balance of the Group I Mortgage Loans and the Group II Mortgage Loans.

Group II Allocation Percentage: The aggregate principal balance of the Group II Mortgage Loans divided by the sum of the aggregate principal balance of the Group I Mortgage Loans and the Group II Mortgage Loans.

Pass-Through Rate: For the Adjustable-Rate Certificates (other than the Group II Certificates), and any Distribution Date, the lesser of (x) the related Formula Rate for such Distribution Date and (y) the related Net WAC Rate Cap for such Distribution Date. With respect to the Group II Certificates, the Pass-Through Rate (a) so long as a default under the Group II Swap Agreement has not occurred and is not continuing, will equal LIBOR plus the applicable margin for such Distribution Date and (b) if a swap default has occurred and is continuing, will equal the lesser of (x) the related Formula Rate for such Distribution Date and (y) the related Net WAC Rate Cap for such Distribution Date.

Formula Rate: For any Distribution Date and any class of Adjustable-Rate Certificates, the lesser of (i) LIBOR plus the applicable certificate margin and (ii) the related Maximum Cap Rate.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

Maximum Cap Rate:

Group I Certificates or Group II Certificates: The per annum rate (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period) equal to the sum of (x) the weighted average of the Expense Adjusted Net Maximum Mortgage Rates of the Mortgage Loans in the related loan group and (y) the Net Swap Payment made by the Swap Provider, if any, expressed as a percentage of the balance of the Mortgage Loans (the "Net Swap Payment Rate").

Class M Certificates: The per annum rate (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period) equal to (x) the weighted average (weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group, the current principal balance of the related Class A Certificates), of (i) the Maximum Cap Rate for the Group I Certificates and (ii) the Maximum Cap Rate for the Group II Certificates (without regard to the Group II Swap Provider Fee rate).

Coupon Step-up:

After the Optional Termination Date, if the Master Servicer (or NIMs Insurer, if any) fails to exercise its right to terminate the Trust, the certificate margins on any then outstanding Certificates will increase according to the following:

Class	After Optional Termination
Class A Certificates	2 x Applicable Margin
Class M Certificates	1.5 x Applicable Margin

Net WAC Rate Carryover Amount:

For any Distribution Date, (i) the excess of (a) the amount of interest such class would have accrued for such Distribution Date had the applicable Pass-Through Rate not been subject to the Net WAC Rate Cap, over (b) the amount of interest such class of Certificates accrued for such Distribution Date based on the Net WAC Rate Cap, together with the unpaid portion of any such amounts from the prior Distribution Date and (ii) accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Net WAC Rate Cap. The Net WAC Rate Carryover Amount will be distributed from certain amounts received by the Swap Administrator from the Swap Agreement, if any, and from the Net Monthly Excess Cashflow on a subordinated basis on the same Distribution Date or in any subsequent period. The ratings on each class of Certificates do not address the likelihood of the payment of any Net WAC Rate Carryover Amount.

Swap Agreement:

On the Closing Date, the Trustee will enter into a Swap Agreement with an initial notional amount of $[1,200,000,000] (the "Swap Agreement"). Under the Swap Agreement, the Trust will be obligated to pay an amount equal to [4.30]% per annum on the notional amount as set forth in the Swap Agreement to the Swap Provider and the Trust will be entitled to receive an amount equal to one-month LIBOR on the notional amount as set forth in the Swap Agreement from the Swap Provider, until the Swap Agreement is terminated. Only the net amount of the two obligations will be paid by the appropriate party ("Net Swap Payment"). See the attached schedule.

Generally, the Net Swap Payment will be deposited into a swap account (the "Swap Account") by the Swap Administrator pursuant to he Pooling and Servicing Agreement and a swap administration agreement and amounts on deposit in the Swap Account will be distributed in accordance with the terms set forth in the Pooling and Servicing Agreement.

Upon early termination of the Swap Agreement, the Trust or the Swap Provider may be liable to make a termination payment (the "Swap Termination Payment") to the other party (regardless of which party caused the termination). The Swap Termination Payment will be computed in accordance with the procedures set forth in the Swap Agreement **In the event that the Trust is required to make a Swap Termination Payment, that payment will be paid on the related Distribution Date, and on any subsequent Distribution Dates until paid in full, generally, prior to distributions to Certificateholders.**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Group II Swap Agreement: On the Closing Date, the Trustee will enter into a Swap Agreement for the benefit of the Group II Certificates (the "Group II Swap Agreement"). On the business day prior to a Distribution Date while the Group II Certificates remain outstanding, the Trust will be obligated to make a payment to the Group II Swap Provider at rate equal to the lesser of the related Formula Rate and the applicable Net WAC Rate Cap, plus the fee owed to the Group II Swap Provider with respect to the Group II Swap Agreement (the "Group II Swap Agreement Fee") and the Group II Swap Provider will be obligated to make a payment to the Trustee at the related Pass-Through Rate, in each case, on a scheduled notional amount equal to the lesser of (a) the certificate principal balance of the Group II Certificates and (b) the aggregate principal balance of the Group II Mortgage Loans for such Distribution Date. The Group II Swap Agreement will terminate on the earlier of the Distribution Date (i) in [August 2035] or (ii) on which the Group II Certificates have been reduced to zero. The net amount of the two obligations will be paid by the parties, and the Group II Swap Agreement Fee will be paid to the Group II Swap Provider. The Group II Swap Agreement will cover the portion of interest distributions to the Group II Certificates, if any, representing interest in excess of the Group II Net WAC Rate Cap. The Group II Swap Agreement will not cover any credit-related interest losses on the mortgage loans, Relief Act shortfalls or prepayment interest shortfalls.

Upon early termination of the Group II Swap Agreement, the Trust or the Group II Swap Provider may be liable to make a termination payment (the "Group II Swap Termination Payment") to the other party (regardless of which party caused the termination). The Group II Swap Termination Payment will be computed in accordance with the procedures set forth in the related swap agreement. **In the event that the Trust is required to make a Group II Swap Termination Payment, that payment will be paid on the related Distribution Date, and on any subsequent Distribution Dates until paid in full, generally, prior to distributions to Certificateholders.**

Interest Carry Forward Amount: For each class of Class A and Class M Certificates, on any Distribution Date, the sum of (i) the excess of (a) the accrued certificate interest for such class with respect to the prior Distribution Date (excluding any Net WAC Rate Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (b) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such excess at the Pass-Through Rate for such class.

Available Funds: For any Distribution Date, the sum, net of amounts reimbursable to the Master Servicer or the Trustee, of: (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due during the related Due Period and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds, subsequent recoveries and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the related Prepayment Period or proceeds from the repurchase of the Mortgage Loans due to the Optional Termination of the Trust); (iii) all Master Servicer Advances with respect to the Mortgage Loans received for such Distribution Date and (iv) all compensating interest paid by the Master Servicer in respect of prepayment interest shortfalls for the related period.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

Class A Principal Distribution Amount:

Prior to the Stepdown Date, or if a Trigger Event is in effect, the Class A Certificates will receive the principal collected on the related Mortgage Loans plus any Net Monthly Excess Cashflow required to maintain the Overcollateralization Target Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. On or after the Stepdown Date, if no Trigger Event is in effect, principal paid on the Class A Certificates will be an amount such that each of the Class A Certificates will maintain 2x the Class A Initial Credit Enhancement Percentage as set forth in the Credit Enhancement Percentage table included herein.

Principal distributions on the Group I Certificates will be allocated concurrently, on a *pro rata* basis; *provided, however*, if a Sequential Trigger Event is in effect, principal distributions will be allocated sequentially, to the Class A1A and Class A1B Certificates, until their respective certificate principal balances have been reduced to zero.

Principal distributions on the Group II Certificates will be allocated to the Class A-2 Certificates, until its certificate principal balance has been reduced to zero.

Notwithstanding the foregoing, if the aggregate Certificate Principal Balance of the Group I or Group II Certificates is reduced to zero, then the amount of principal distributions from the related loan group on subsequent Distribution Dates will be distributed to the group(s) of Class A Certificates remaining outstanding, to the extent necessary to provide all required principal distributions to such Certificates.

Sequential Trigger Event:

A Sequential Trigger Event is in effect if (i) the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period (after giving effect to scheduled payments received or advanced on or before the related Determination Date and principal prepayments received during the related Prepayment Period) divided by the sum of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds (x) on any Distribution Date before the 25th Distribution Date, [1.60]%, or (y) on any Distribution Date from and including the 25th Distribution Date through and including the 36th Distribution Date, [1.60]% for the first month plus an additional 1/12th of [1.40]% for each month thereafter, or (ii) after the 36th Distribution Date, a Trigger Event is in effect.

Class M Principal Distribution Amount:

The Class M Certificates will not receive any principal payments prior to the Stepdown Date. On or after the Stepdown Date (if no Trigger Event is in effect), principal will be paid on the Class M Certificates in the following order: to the Class M-1 Certificates until it reaches 2x the Class M-1 Initial Credit Enhancement Percentage, then to the Class M-2 Certificates until it reaches 2x the Class M2 Initial Credit Enhancement Percentage, then to the Class M3 Certificates until it reaches 2x the Class M3 Initial Credit Enhancement Percentage, then to the Class M4 Certificates until it reaches 2x the Class M-4 Initial Credit Enhancement Percentage, then to the Class M-5 Certificates until it reaches 2x the Class M-5 Initial Credit Enhancement Percentage, then to the Class M-6 Certificates until it reaches 2x the Class M-6 Initial Credit Enhancement Percentage, then to the Class M-7 Certificates until it reaches 2x the Class M-7 Initial Credit Enhancement Percentage, then to the Class M-8 Certificates until it reaches 2x the Class M-8 Initial Credit Enhancement Percentage, then to the Class M-9 Certificates until it reaches 2x the Class M-9 Initial Credit Enhancement Percentage, then to the Class M-10 Certificates until it reaches 2x the Class M-10 Initial Credit Enhancement Percentage and then to the Class M-11 Certificates until it reaches 2x the Class M-11 Initial Credit Enhancement Percentage, in each case, as set forth in the Credit Enhancement Percentage table included herein.

If a Trigger Event is in effect, principal payments will be paid sequentially first to the Class A Certificates and then to the Class M Certificates in their order of seniority until the Certificate Principal Balance of each such class is reduced to zero.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Trigger Event: If either the Delinquency Trigger Event or Cumulative Loss Test is violated.

Delinquency Trigger Event: The percentage obtained by dividing (x) the aggregate Stated Principal Balance of (i) Mortgage Loans Delinquent 60 days or more, (ii) REO Properties and (iii) Mortgage Loans in foreclosure and in bankruptcy by (y) the aggregate Stated Principal Balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds a percentage (as specified in the Pooling and Servicing Agreement) of the Credit Enhancement Percentage for the most senior class of certificates then outstanding. In the case of the Class A Certificates, the percentage will be [42.00]%.

Cumulative Loss Test: The aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period (reduced by the aggregate amount of subsequent recoveries received from the Cut-off Date through the last day of the related Due Period) divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the approximate applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring In	Percentage
August 2007 through July 2008	[1.60]% for the first month plus an additional 1/12th of [1.40]% for each month thereafter
August 2008 through July 2009	[3.00]% for the first month plus an additional 1/12th of [1.50]% for each month thereafter
August 2009 through July 2010	[4.50]% for the first month plus an additional 1/12th of [1.00]% for each month thereafter
August 2010 through July 2011	[5.50]% for the first month plus an additional 1/12th of [0.50]% for each month thereafter
August 2011 and thereafter	[6.00]%

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Payment Priority:

On each Distribution Date, distributions will be made as follows:

From collections on all the Mortgage Loans, to pay any Net Swap Payment or the Swap Termination Payment owed to the Swap Provider and other fees and expenses of the Trust.

From collections on the Group II Mortgage Loans, the Group II Swap Agreement Fee or the Group II Swap Termination Payment owed to the Group II Swap Provider.

From Available Funds, to pay interest on the Class A Certificates *pro rata*, including any accrued unpaid interest from a prior Distribution Date and then to pay interest excluding any accrued unpaid interest from prior Distribution Dates to the Class M Certificates, sequentially.

From Available Funds, to pay principal on the Class A and Class M Certificates, in accordance with the principal payment provisions described above.

From Net Monthly Excess Cashflow, if any, to the Certificates then entitled to receive distributions in respect of principal an additional payment of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the required Overcollateralization Target Amount.

From Net Monthly Excess Cashflow, if any, to pay Interest Carry Forward Amounts to Class M Certificates, sequentially.

From Net Monthly Excess Cashflow, if any, to pay any Realized Losses allocated to the Class M Certificates, sequentially.

From Net Monthly Excess Cashflow, if any, to pay the Net WAC Rate Carryover Amount on the Class A and Class M Certificates in the same order of priority as described above, *provided, however*, any Net WAC Rate Carryover Amount owed to the Group II Certificates (without taking into account amounts distributed pursuant to the Group II Swap Agreement) will be paid to the Group II Swap Provider for reimbursement of amounts paid by the Group II Swap Provider pursuant to the Group II Swap Agreement.

From Net Monthly Excess Cashflow, if any, to pay to the Group II Swap Provider, to the extent unpaid above, the Group II Swap Agreement Fee or the Group II Swap Termination Payment owed to the Group II Swap Provider.

From Net Monthly Excess Cashflow, if any, to pay any remaining amount to the Class CE and Class R Certificates in accordance with the Pooling and Servicing Agreement.

From the Swap Account (other than from amounts received pursuant to the Group II Swap Agreement), to pay any unpaid interest on the Class A Certificates, *pro rata*, including any accrued unpaid interest from a prior Distribution Date and then to pay any unpaid interest including any accrued unpaid interest from prior Distribution Dates to the Class M Certificates, sequentially.

From the Swap Account (other than from amounts received pursuant to the Group II Swap Agreement), to pay the Net WAC Rate Carryover Amount on the Class A and Class M Certificates remaining unpaid in the same order of priority as described above.

From the Swap Account, from amounts received pursuant to the Group II Swap Agreement, to pay to the Group II Certificates, any unpaid interest.

From the Swap Account, to pay any principal first, on the Class A Certificates, *pro rata*, and second, on the Class M Certificates, sequentially, in accordance with the principal payment provisions described above in an amount necessary to maintain the applicable Overcollateralization Target Amount.

From the Swap Account, to pay any Realized Losses remaining on the Class M Certificates, sequentially.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

Part III: Relevant Bond Analytics

Swap Schedule

Distribution Date	Notional Schedule ($)	Distribution Date	Notional Schedule ($)
08/25/05	1,200,000,000	07/25/08	240,771,917
09/25/05	1,188,786,806	08/25/08	230,634,147
10/25/05	1,174,354,234	09/25/08	220,941,318
11/25/05	1,156,708,769	10/25/08	211,673,236
12/25/05	1,135,880,579	11/25/08	202,810,645
01/25/06	1,111,925,161	12/25/08	194,335,183
02/25/06	1,084,923,982	01/25/09	186,229,344
03/25/06	1,054,984,826	02/25/09	178,476,432
04/25/06	1,022,280,802	03/25/09	171,060,525
05/25/06	987,047,437	04/25/09	163,966,439
06/25/06	950,192,904	05/25/09	157,179,694
07/25/06	911,897,456	06/25/09	150,686,476
08/25/06	875,165,188	07/25/09	144,473,614
09/25/06	839,932,027	08/25/09	138,528,542
10/25/06	806,136,140	09/25/09	132,839,273
11/25/06	773,718,264	10/25/09	127,394,374
12/25/06	742,621,601	11/25/09	122,182,938
01/25/07	712,791,713	12/25/09	0
02/25/07	684,176,423		
03/25/07	656,725,724		
04/25/07	630,391,683		
05/25/07	603,209,622		
06/25/07	577,052,701		
07/25/07	508,191,185		
08/25/07	448,986,467		
09/25/07	398,952,322		
10/25/07	355,938,584		
11/25/07	340,697,373		
12/25/07	326,138,035		
01/25/08	312,225,626		
02/25/08	298,930,721		
03/25/08	286,224,832		
04/25/08	274,081,034		
05/25/08	262,473,661		
06/25/08	251,378,411		

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Sensitivity Analysis - To Optional Termination Date

		0% ppc	50% ppc	75% ppc	100% ppc	125% ppc	150% ppc
A-2	Average Life (years)	19.39	4.96	3.40	2.52	1.89	1.45
	First Payment Period	1	1	1	1	1	1
	Last Payment Period	346	170	116	85	65	36
	Window (months)	346	170	116	85	65	36
M-1	Average Life (years)	26.63	9.38	6.31	4.90	4.68	4.32
	First Payment Period	273	54	37	42	49	52
	Last Payment Period	346	170	116	85	65	52
	Window (months)	74	117	80	44	17	1
M-2	Average Life (years)	26.63	9.38	6.31	4.82	4.29	4.29
	First Payment Period	273	54	37	40	44	49
	Last Payment Period	346	170	116	85	65	52
	Window (months)	74	117	80	46	22	4
M-3	Average Life (years)	26.63	9.38	6.31	4.79	4.14	4.06
	First Payment Period	273	54	37	39	43	47
	Last Payment Period	346	170	116	85	65	52
	Window (months)	74	117	80	47	23	6
M-4	Average Life (years)	26.63	9.38	6.31	4.77	4.08	3.91
	First Payment Period	273	54	37	39	41	44
	Last Payment Period	346	170	116	85	65	52
	Window (months)	74	117	80	47	25	9
M-5	Average Life (years)	26.63	9.38	6.31	4.76	4.03	3.78
	First Payment Period	273	54	37	38	40	42
	Last Payment Period	346	170	116	85	65	52
	Window (months)	74	117	80	48	26	11
M-6	Average Life (years)	26.63	9.38	6.31	4.75	3.99	3.68
	First Payment Period	273	54	37	38	40	41
	Last Payment Period	346	170	116	85	65	52
	Window (months)	74	117	80	48	26	12
M-7	Average Life (years)	26.63	9.38	6.31	4.75	3.95	3.62
	First Payment Period	273	54	37	38	39	40
	Last Payment Period	346	170	116	85	65	52
	Window (months)	74	117	80	48	27	13
M-8	Average Life (years)	26.63	9.38	6.31	4.74	3.94	3.57
	First Payment Period	273	54	37	37	38	39
	Last Payment Period	346	170	116	85	65	52
	Window (months)	74	117	80	49	28	14
M-9	Average Life (years)	26.63	9.38	6.31	4.72	3.91	3.52
	First Payment Period	273	54	37	37	38	38
	Last Payment Period	346	170	116	85	65	52
	Window (months)	74	117	80	49	28	15

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

Sensitivity Analysis - To Maturity

		0% ppc	50% ppc	75% ppc	100% ppc	125% ppc	150% ppc
A-2	Average Life (years)	19.43	5.33	3.69	2.75	2.08	1.45
	First Payment Period	1	1	1	1	1	1
	Last Payment Period	359	325	259	202	160	36
	Window (months)	359	325	259	202	160	36
M-1	Average Life (years)	26.75	10.26	7.00	5.44	5.12	6.95
	First Payment Period	273	54	37	42	49	62
	Last Payment Period	358	291	217	165	130	129
	Window (months)	86	238	181	124	82	68
M-2	Average Life (years)	26.74	10.22	6.96	5.33	4.69	4.82
	First Payment Period	273	54	37	40	44	49
	Last Payment Period	357	276	202	152	119	96
	Window (months)	85	223	166	113	76	48
M-3	Average Life (years)	26.74	10.17	6.92	5.27	4.52	4.36
	First Payment Period	273	54	37	39	43	47
	Last Payment Period	356	259	186	139	109	87
	Window (months)	84	206	150	101	67	41
M-4	Average Life (years)	26.74	10.14	6.88	5.22	4.44	4.20
	First Payment Period	273	54	37	39	41	44
	Last Payment Period	356	252	180	135	105	85
	Window (months)	84	199	144	97	65	42
M-5	Average Life (years)	26.73	10.08	6.84	5.18	4.36	4.04
	First Payment Period	273	54	37	38	40	42
	Last Payment Period	355	242	172	128	100	80
	Window (months)	83	189	136	91	61	39
M-6	Average Life (years)	26.73	10.01	6.78	5.11	4.28	3.91
	First Payment Period	273	54	37	38	40	41
	Last Payment Period	354	231	162	121	94	75
	Window (months)	82	178	126	84	55	35
M-7	Average Life (years)	26.72	9.92	6.71	5.06	4.21	3.82
	First Payment Period	273	54	37	38	39	40
	Last Payment Period	353	220	154	114	88	71
	Window (months)	81	167	118	77	50	32
M-8	Average Life (years)	26.71	9.80	6.62	4.99	4.14	3.72
	First Payment Period	273	54	37	37	38	39
	Last Payment Period	352	210	145	108	83	66
	Window (months)	80	157	109	72	46	28
M-9	Average Life (years)	26.68	9.60	6.47	4.85	4.01	3.60
	First Payment Period	273	54	37	37	38	38
	Last Payment Period	350	194	134	99	76	61
	Window (months)	78	141	98	63	39	24

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Net WAC Cap and Effective Maximum Rate for the Group I Certificates

Period	NWC[1] (%)	Max Rate [2, 3] (%)	Period	NWC[1] (%)	Max Rate [2, 3] (%)	Period	NWC[1] (%)	Max Rate [2, 3] (%)
1	7.64	24.21	34	8.00	17.87	67	8.13	10.99
2	6.54	23.06	35	7.80	17.50	68	8.99	12.15
3	6.65	23.10	36	8.13	18.37	69	8.11	10.96
4	6.55	22.92	37	7.92	17.97	70	8.38	11.31
5	6.66	22.93	38	7.92	17.84	71	8.10	10.93
6	6.56	22.71	39	8.13	17.96	72	8.37	11.27
7	6.57	22.57	40	7.92	17.60	73	8.09	10.90
8	6.92	22.77	41	8.13	17.74	74	8.08	10.88
9	6.58	22.24	42	7.93	18.01	75	8.35	11.23
10	6.70	22.16	43	7.93	17.89	76	8.07	10.85
11	6.60	21.84	44	8.61	18.68	77	8.33	11.20
12	6.72	21.72	45	7.93	17.64	78	8.06	10.82
13	6.62	21.38	46	8.14	17.84	79	8.05	10.80
14	6.62	21.16	47	7.92	17.43	80	8.60	11.53
15	6.75	21.06	48	8.14	18.28	81	8.04	10.77
16	6.64	20.73	49	7.92	17.85	82	8.30	11.12
17	6.78	20.64	50	7.92	17.74	83	8.03	10.74
18	6.66	20.31	51	8.14	17.94	84	8.29	11.08
19	6.67	20.10	52	7.92	17.52	85	8.02	10.71
20	7.09	20.33	53	8.48	11.42			
21	6.68	19.71	54	8.20	11.11			
22	6.87	19.68	55	8.20	11.09			
23	6.74	19.33	56	9.07	12.26			
24	7.92	20.07	57	8.19	11.06			
25	7.75	19.19	58	8.45	11.42			
26	7.75	18.58	59	8.17	11.04			
27	7.94	18.23	60	8.44	11.46			
28	7.76	17.89	61	8.16	11.08			
29	7.95	17.94	62	8.16	11.06			
30	7.78	18.20	63	8.42	11.41			
31	7.79	18.05	64	8.14	11.03			
32	8.19	18.36	65	8.41	11.38			
33	7.79	17.75	66	8.13	11.00			

(1) *Assumes 1mLIBOR and 6mLIBOR stays at 3.433% and 3.870% respectively and the cashflows are run to the Optional Termination at the pricing speed.*
(2) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(3) The effective net funds cap rate ("Effective Rate") is computed in the same manner as the Net WAC Cap Rate after giving effect to Net Swap Payments received from the Swap Provider.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.


AMERIQUEST
MORTGAGE COMPANY

Net WAC Cap and Effective Maximum Rate for Class M Certificates

Period	NWC[1] (%)	Max Rate [2, 3] (%)
1	7.64	24.20
2	6.54	23.06
3	6.65	23.10
4	6.55	22.92
5	6.66	22.92
6	6.56	22.70
7	6.56	22.57
8	6.92	22.77
9	6.58	22.24
10	6.70	22.16
11	6.59	21.83
12	6.72	21.72
13	6.61	21.38
14	6.62	21.15
15	6.75	21.06
16	6.64	20.72
17	6.77	20.64
18	6.65	20.30
19	6.66	20.10
20	7.09	20.32
21	6.68	19.70
22	6.86	19.67
23	6.74	19.33
24	7.90	20.05
25	7.73	19.17
26	7.74	18.56
27	7.92	18.21
28	7.74	17.87
29	7.93	17.92
30	7.77	18.18
31	7.77	18.02
32	8.18	18.34
33	7.77	17.73
34	7.98	17.84
35	7.78	17.47
36	8.11	18.33
37	7.90	17.94
38	7.90	17.80
39	8.11	17.93
40	7.90	17.56
41	8.11	17.70
42	7.91	17.97
43	7.91	17.84
44	8.58	18.63
45	7.90	17.59
46	8.12	17.79
47	7.90	17.38
48	8.12	18.22
49	7.90	17.80
50	7.90	17.68
51	8.11	17.88
52	7.90	17.46
53	8.46	11.36
54	8.18	11.04
55	8.18	11.03
56	9.05	12.20
57	8.17	11.00
58	8.43	11.36
59	8.15	10.97
60	8.42	11.39
61	8.14	11.01
62	8.14	11.00
63	8.40	11.35
64	8.12	10.97
65	8.39	11.32
66	8.11	10.94
67	8.11	10.92
68	8.97	12.07
69	8.09	10.89
70	8.36	11.24
71	8.08	10.86
72	8.34	11.21
73	8.07	10.83
74	8.06	10.81
75	8.33	11.16
76	8.05	10.78
77	8.31	11.13
78	8.04	10.75
79	8.03	10.74
80	8.58	11.46
81	8.02	10.70
82	8.28	11.05
83	8.01	10.67
84	8.27	11.01
85	8.00	10.64

(1) Assumes 1mLIBOR and 6mLIBOR stays at 3.433% and 3.870% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(3) *The effective net funds cap rate ("Effective Rate") is computed in the same manner as the Net WAC Cap Rate after giving effect to Net Swap Payments* received from the Swap Provider.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.


AMERIQUEST
MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

Excess Spread

Period	Static LIBOR (basis points) (1)	1m LIBOR (%)	6m LIBOR (%)	Fwd LIBOR (basis points) (2)
1	3.44	3.433000	3.870000	3.44
2	2.81	3.616653	3.985099	2.81
3	2.83	3.807599	4.079333	2.83
4	2.82	3.918440	4.147363	2.82
5	2.83	4.031135	4.199058	2.83
6	2.82	4.228316	4.233402	2.81
7	2.83	4.112425	4.245843	2.81
8	2.88	4.172682	4.285043	2.86
9	2.83	4.208885	4.318403	2.80
10	2.86	4.223301	4.349343	2.82
11	2.85	4.233644	4.380951	2.79
12	2.88	4.301670	4.413359	2.80
13	2.86	4.343525	4.436267	2.77
14	2.86	4.369326	4.453659	2.75
15	2.90	4.391239	4.467851	2.78
16	2.87	4.409563	4.479146	2.73
17	2.91	4.424595	4.487849	2.76
18	2.88	4.436634	4.494263	2.71
19	2.88	4.445979	4.498691	2.70
20	3.00	4.452926	4.501435	2.82
21	2.89	4.457775	4.502788	2.68
22	2.98	4.460824	4.503041	2.76
23	2.94	4.462371	4.502481	2.71
24	4.00	4.462714	4.501393	3.94
25	3.94	4.462141	4.500062	3.82
26	3.93	4.460898	4.498773	3.77
27	3.97	4.459263	4.497815	3.79
28	3.91	4.457523	4.497481	3.71
29	3.97	4.455966	4.498063	3.78
30	3.92	4.454877	4.499855	3.90
31	3.92	4.454544	4.503148	3.88
32	4.05	4.455255	4.508156	4.03
33	3.90	4.457297	4.514757	3.85
34	3.97	4.460955	4.522701	3.92
35	3.89	4.466519	4.531688	3.82
36	4.08	4.474274	4.541365	4.06
37	4.00	4.484040	4.551330	3.95
38	4.02	4.494129	4.561205	3.94
39	4.12	4.504081	4.570899	4.05
40	4.05	4.513880	4.580395	3.95
41	4.14	4.523509	4.589675	4.04
42	4.07	4.532951	4.598724	4.01
43	4.07	4.542190	4.607523	4.00
44	4.32	4.551209	4.616061	4.29
45	4.08	4.559992	4.624355	3.98
46	4.17	4.568521	4.632429	4.07
47	4.09	4.576780	4.640309	3.96
48	4.17	4.584753	4.648026	4.08
49	4.09	4.592459	4.655614	3.96
50	4.08	4.600035	4.663103	3.95
51	4.17	4.607517	4.670500	4.04
52	4.08	4.614907	4.677807	3.92
53	4.52	4.622207	4.685025	3.89
54	4.39	4.629417	4.692155	3.74
55	4.38	4.636538	4.699199	3.73
56	4.77	4.643573	4.706160	4.23
57	4.38	4.650522	4.713055	3.71
58	4.51	4.657387	4.719901	3.87
59	4.38	4.664170	4.726718	3.69
60	4.50	4.670871	4.733527	3.88
61	4.37	4.677507	4.740350	3.70
62	4.37	4.684145	4.747208	3.69
63	4.50	4.690808	4.754109	3.85
64	4.37	4.697503	4.761063	3.67
65	4.50	4.704237	4.768076	3.83
66	4.37	4.711018	4.775157	3.68
67	4.36	4.717854	4.782312	3.67
68	4.75	4.724752	4.789529	4.17
69	4.36	4.731720	4.796703	3.65
70	4.49	4.738765	4.803702	3.82
71	4.36	4.745894	4.810386	3.64
72	4.49	4.753116	4.816610	3.83
73	4.36	4.760309	4.822219	3.65
74	4.36	4.766954	4.827074	3.64
75	4.49	4.772891	4.831119	3.80
76	4.36	4.778085	4.834318	3.63
77	4.49	4.782503	4.836637	3.79
78	4.36	4.786109	4.838038	3.63
79	4.37	4.788868	4.838489	3.63
80	4.62	4.790746	4.838020	3.97
81	4.37	4.791709	4.836948	3.63
82	4.50	4.791721	4.835674	3.80
83	4.37	4.790748	4.834618	3.63
84	4.50	4.788756	4.834220	3.80
85	4.38	4.786113	4.834940	3.64

(1) Assumes 1mLIBOR and 6mLIBOR stays at 3.433% and 3.870% respectively, and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes forward 1mLIBOR and 6mLIBOR curves as of July 19, 2005; and cash flows are run to the Optional Termination at the pricing speed.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

PART IV: COLLATERAL STATISTICS

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Cut-off Date. Balances and percentages are based on the Cut-off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	7,095		
Aggregate Current Principal Balance:	$1,200,000,764.26		
Average Current Principal Balance:	$169,133.30		$59,209.02 - $749,246.20
Aggregate Original Principal Balance:	$1,201,177,642.00		
Average Original Principal Balance:	$169,299.17		$60,000.00 - $750,000.00
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Mortgage Rates:	8.012%		5.500% - 13.100%
Wtd. Avg. Original Term to Maturity (months):	354		120 - 360
Wtd. Avg. Remaining Term to Maturity (months):	353		117 - 360
Wtd. Avg. Margin (ARM Loans Only):	5.940%		1.750% - 6.750%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):	14.232%		11.500% - 19.100%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):	8.232%		5.500% - 13.100%
Wtd. Avg. Original LTV:	78.12%		13.34% - 95.00%
Wtd. Avg. Borrower FICO:	600		500 - 810
Geographic Distribution (Top 5):	CA	14.49%	
	FL	11.76%	
	NY	7.93%	
	MA	6.25%	
	NJ	5.76%	

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.


AMERIQUEST
MORTGAGE COMPANY

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2Yr/6 Mo Libor	4,632	735,202,506.28	61.27	357	41.60	8.472	567	77.36
2Yr/6 Mo Libor (IO)	449	120,735,130.00	10.06	359	40.15	7.193	650	82.07
3Yr/6 Mo Libor	552	84,911,570.48	7.08	355	39.71	7.954	584	76.62
3Yr/6 Mo Libor (IO)	82	19,143,740.06	1.60	359	39.48	6.835	653	78.14
Fixed	1,293	219,920,866.44	18.33	335	38.80	7.133	677	79.06
Fixed (IO)	87	20,086,951.00	1.67	359	38.42	7.075	663	78.02
Total:	**7,095**	**1,200,000,764.26**	**100.00**	**353**	**40.72**	**8.012**	**600**	**78.12**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION ($)	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	MORTGAGE RATES (%)*	FICO*	OLTV (%)*
50,000.01 - 100,000.00	1,988	155,654,410.00	12.96	345	38.97	8.908	580	73.61
100,000.01 - 150,000.00	1,919	238,114,095.00	19.82	350	40.26	8.293	589	77.72
150,000.01 - 200,000.00	1,228	213,590,776.00	17.78	354	40.36	8.000	596	78.45
200,000.01 - 250,000.00	723	161,854,643.00	13.47	354	41.46	7.782	601	78.34
250,000.01 - 300,000.00	489	133,678,978.00	11.13	356	41.22	7.647	611	78.02
300,000.01 - 350,000.00	304	98,412,450.00	8.19	357	42.52	7.829	604	79.26
350,000.01 - 400,000.00	148	55,010,801.00	4.58	356	41.23	7.505	619	81.14
400,000.01 - 450,000.00	117	49,538,538.00	4.12	358	43.09	7.438	619	81.73
450,000.01 - 500,000.00	82	39,021,430.00	3.25	359	38.24	7.744	613	78.62
500,000.01 - 550,000.00	35	18,454,211.00	1.54	359	40.83	7.156	646	81.73
550,000.01 - 600,000.00	40	23,184,971.00	1.93	345	43.10	7.644	637	82.54
600,000.01 - 650,000.00	11	6,882,989.00	0.57	359	38.38	7.643	638	84.27
650,000.01 - 700,000.00	3	2,003,950.00	0.17	359	46.96	6.978	602	81.31
700,000.01 - 750,000.00	8	5,775,400.00	0.48	359	40.05	7.162	623	78.61
Total:	**7,095**	**1,201,177,642.00**	**100.00**	**353**	**40.72**	**8.011**	**600**	**78.12**

*Based on the original balances of the Mortgage Loans.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

DESCRIPTION OF THE TOTAL COLLATERAL

Principal Balance as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
50,000.01 - 100,000.00	1,990	155,679,864.90	12.97	345	38.97	8.907	580	73.62
100,000.01 - 150,000.00	1,917	237,659,111.79	19.80	350	40.26	8.294	589	77.72
150,000.01 - 200,000.00	1,229	213,572,985.75	17.80	354	40.37	7.999	596	78.46
200,000.01 - 250,000.00	723	161,746,307.77	13.48	354	41.45	7.780	601	78.23
250,000.01 - 300,000.00	489	133,604,012.55	11.13	356	41.19	7.648	611	78.13
300,000.01 - 350,000.00	303	98,023,047.77	8.17	357	42.56	7.834	604	79.26
350,000.01 - 400,000.00	149	55,366,521.12	4.61	356	41.24	7.493	619	81.07
400,000.01 - 450,000.00	116	49,099,089.22	4.09	358	43.09	7.451	618	81.82
450,000.01 - 500,000.00	82	38,991,541.54	3.25	359	38.24	7.744	613	78.62
500,000.01 - 550,000.00	35	18,440,547.24	1.54	359	40.83	7.156	646	81.73
550,000.01 - 600,000.00	40	23,161,092.73	1.93	345	43.10	7.644	637	82.54
600,000.01 - 650,000.00	11	6,880,748.92	0.57	359	38.38	7.643	638	84.27
650,000.01 - 700,000.00	3	2,003,456.37	0.17	359	46.96	6.978	602	81.31
700,000.01 - 750,000.00	8	5,772,436.59	0.48	359	40.05	7.162	623	78.61
Total:	**7,095**	**1,200,000,764.26**	**100.00**	**353**	**40.72**	**8.012**	**600**	**78.12**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
61 - 120	25	2,368,038.15	0.20	119	35.62	7.777	665	64.42
121 - 180	172	20,513,445.34	1.71	179	36.95	7.485	654	74.79
181 - 240	147	19,057,848.27	1.59	239	37.93	7.340	654	75.33
241 - 300	28	4,182,151.94	0.35	299	35.83	7.282	684	78.76
301 - 360	6,723	1,153,879,280.56	96.16	359	40.86	8.035	598	78.25
Total:	**7,095**	**1,200,000,764.26**	**100.00**	**353**	**40.72**	**8.012**	**600**	**78.12**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rates

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	154	41,420,709.77	3.45	350	36.84	5.818	708	76.59
6.000 - 6.499	344	81,176,468.12	6.76	346	38.75	6.285	677	76.90
6.500 - 6.999	1,066	225,609,359.01	18.80	351	39.27	6.767	639	78.91
7.000 - 7.499	631	118,295,747.80	9.86	351	40.09	7.259	620	79.31
7.500 - 7.999	1,178	205,486,008.15	17.12	353	40.64	7.779	599	78.80
8.000 - 8.499	681	106,172,582.55	8.85	355	40.74	8.254	569	76.14
8.500 - 8.999	1,141	169,362,079.31	14.11	355	42.32	8.757	563	78.01
9.000 - 9.499	493	70,494,664.84	5.87	356	41.49	9.253	556	78.51
9.500 - 9.999	707	93,824,949.37	7.82	355	42.70	9.736	551	77.10
10.000 - 10.499	241	30,120,752.56	2.51	358	43.88	10.265	547	77.63
10.500 - 10.999	264	34,504,394.03	2.88	357	43.28	10.704	548	78.10
11.000 - 11.499	73	8,591,603.28	0.72	356	41.02	11.238	542	77.64
11.500 - 11.999	78	9,618,648.76	0.80	357	43.05	11.732	561	80.70
12.000 - 12.499	34	4,165,545.56	0.35	358	43.97	12.227	547	75.28
12.500 - 12.999	9	1,060,672.75	0.09	344	44.79	12.589	553	81.77
13.000 - 13.499	1	96,578.40	0.01	359	47.00	13.100	544	70.00
Total:	**7,095**	**1,200,000,764.26**	**100.00**	**353**	**40.72**	**8.012**	**600**	**78.12**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

DESCRIPTION OF THE TOTAL COLLATERAL

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0.01 - 25.00	35	2,668,160.05	0.22	325	36.40	8.486	605	20.41
25.01 - 30.00	21	2,251,978.64	0.19	330	38.89	7.377	626	28.30
30.01 - 35.00	27	3,360,306.44	0.28	335	37.87	7.566	617	32.81
35.01 - 40.00	57	6,869,188.29	0.57	349	39.06	7.590	609	37.75
40.01 - 45.00	66	7,724,279.00	0.64	351	40.79	8.121	595	42.66
45.01 - 50.00	104	15,422,173.85	1.29	346	39.60	7.721	596	47.66
50.01 - 55.00	162	22,988,858.77	1.92	348	38.80	7.838	593	52.75
55.01 - 60.00	284	41,446,622.60	3.45	351	40.48	8.450	572	58.21
60.01 - 65.00	278	42,558,608.79	3.55	353	41.15	8.001	583	63.01
65.01 - 70.00	475	75,620,857.66	6.30	350	38.86	7.809	593	68.00
70.01 - 75.00	1,311	205,010,763.83	17.08	355	41.33	8.470	561	73.80
75.01 - 80.00	1,244	214,443,202.83	17.87	351	40.12	7.687	609	78.69
80.01 - 85.00	1,242	229,846,259.84	19.15	355	41.16	8.228	596	83.80
85.01 - 90.00	1,733	318,621,734.05	26.55	354	41.12	7.843	626	89.20
90.01 - 95.00	56	11,167,769.62	0.93	351	41.65	7.055	713	93.99
Total:	**7,095**	**1,200,000,764.26**	**100.00**	**353**	**40.72**	**8.012**	**600**	**78.12**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
500 - 519	712	99,654,450.36	8.30	357	42.80	9.180	509	68.90
520 - 539	1,016	151,961,870.80	12.66	357	43.19	9.252	529	75.07
540 - 559	796	130,504,779.46	10.88	357	41.07	8.632	551	78.65
560 - 579	912	147,123,388.68	12.26	356	40.04	8.235	569	78.85
580 - 599	681	106,439,284.44	8.87	357	41.28	8.141	589	78.60
600 - 619	570	90,737,199.91	7.56	353	40.52	7.943	609	78.59
620 - 639	721	139,855,936.96	11.65	353	40.56	7.597	629	80.73
640 - 659	577	108,637,556.82	9.05	352	39.68	7.221	649	82.06
660 - 679	490	97,567,006.48	8.13	349	39.15	6.937	669	80.37
680 - 699	217	45,091,379.86	3.76	341	39.32	6.808	689	80.44
700 - 719	151	32,455,285.11	2.70	342	39.24	6.603	710	78.74
720 - 739	102	20,816,184.32	1.73	338	37.73	6.518	730	78.37
740 - 759	60	11,801,864.84	0.98	342	38.14	6.604	750	79.38
760 - 779	49	9,319,965.70	0.78	337	35.11	6.280	768	75.22
780 - 799	29	6,013,337.37	0.50	325	38.15	6.271	788	75.77
800 - 819	12	2,021,273.15	0.17	302	38.00	6.419	802	73.71
Total:	**7,095**	**1,200,000,764.26**	**100.00**	**353**	**40.72**	**8.012**	**600**	**78.12**

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
<= 20.00	333	53,185,510.34	4.43	348	14.78	7.796	609	76.63
20.01 - 25.00	394	58,810,359.44	4.90	352	23.16	7.711	614	76.85
25.01 - 30.00	544	82,167,344.02	6.85	350	28.08	7.831	605	75.84
30.01 - 35.00	760	118,209,879.05	9.85	353	33.06	7.860	605	77.81
35.01 - 40.00	1,000	166,338,182.86	13.86	351	38.16	7.903	607	77.95
40.01 - 45.00	1,334	229,951,793.94	19.16	353	43.10	7.952	601	78.59
45.01 - 50.00	2,047	381,894,084.83	31.82	354	48.20	7.946	607	79.84
50.01 - 55.00	683	109,443,609.78	9.12	357	53.36	9.095	543	74.80
Total:	**7,095**	**1,200,000,764.26**	**100.00**	**353**	**40.72**	**8.012**	**600**	**78.12**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
California	643	173,903,635.37	14.49	355	41.07	7.457	613	74.48
Florida	943	141,062,966.34	11.76	354	40.79	8.038	587	77.79
New York	381	95,181,412.75	7.93	356	42.99	8.176	600	74.77
Massachusetts	291	74,991,026.39	6.25	357	39.84	6.440	644	80.82
New Jersey	294	69,160,657.43	5.76	356	42.41	8.573	589	75.95
Maryland	302	60,230,933.49	5.02	357	41.41	8.050	590	78.13
Ohio	452	54,122,585.83	4.51	348	39.67	8.026	608	81.25
Texas	403	42,791,834.04	3.57	339	40.72	8.838	575	76.75
Pennsylvania	307	40,659,042.99	3.39	349	40.61	8.056	593	79.49
Illinois	256	40,503,371.74	3.38	357	41.99	9.184	575	78.09
Michigan	272	33,176,598.57	2.76	356	40.06	8.336	581	80.61
Arizona	203	32,911,547.59	2.74	355	40.75	7.863	599	80.59
Washington	156	31,664,834.71	2.64	356	37.88	7.633	612	81.96
Wisconsin	215	30,241,309.54	2.52	341	40.64	8.299	614	80.68
Georgia	180	25,535,014.93	2.13	352	40.49	8.775	594	80.87
Minnesota	116	20,457,748.00	1.70	352	38.00	8.017	606	81.00
Connecticut	97	19,240,631.66	1.60	354	42.58	7.885	598	75.77
Nevada	82	18,103,103.04	1.51	355	38.77	7.643	598	76.99
Tennessee	156	17,943,482.64	1.50	344	40.52	8.415	588	82.42
Indiana	144	16,020,080.99	1.34	348	39.57	8.558	602	83.54
Hawaii	53	14,562,864.53	1.21	348	38.09	7.149	635	74.35
North Carolina	119	14,374,281.52	1.20	355	40.78	9.396	572	80.97
Missouri	116	14,269,016.06	1.19	348	38.62	7.921	607	82.58
Louisiana	119	13,047,935.42	1.09	342	39.13	8.349	585	77.88
Alabama	127	12,628,357.39	1.05	351	40.74	8.966	582	81.07
South Carolina	65	9,386,835.92	0.78	351	39.38	8.950	591	82.61
Rhode Island	47	9,317,962.56	0.78	356	41.55	7.621	587	73.59
Maine	63	9,207,307.15	0.77	356	41.40	8.283	601	75.58
New Hampshire	47	8,313,838.23	0.69	355	40.40	7.606	602	76.18
Colorado	43	7,309,022.21	0.61	345	38.63	7.907	629	81.18
Utah	45	6,468,185.83	0.54	351	40.13	7.937	592	79.38
Oklahoma	59	6,030,393.17	0.50	344	37.27	8.607	574	82.92
Oregon	36	5,619,793.40	0.47	354	36.62	7.577	617	79.95
Delaware	35	5,080,755.08	0.42	351	40.40	7.680	592	78.13
Kentucky	36	4,490,954.86	0.37	356	41.44	8.233	601	83.43
Mississippi	42	4,480,013.13	0.37	346	39.31	8.488	586	80.70
Iowa	39	4,167,710.29	0.35	350	40.08	8.755	592	81.33
Kansas	31	3,520,031.45	0.29	350	37.56	8.664	613	83.09
Arkansas	31	2,679,794.63	0.22	333	39.67	9.330	588	82.94
Alaska	11	2,029,238.54	0.17	358	41.93	8.698	586	80.81
Washington DC	7	1,294,379.82	0.11	359	46.03	7.856	579	63.30
Vermont	7	1,150,809.23	0.10	338	36.43	8.624	592	76.89
Montana	7	772,204.11	0.06	359	43.99	8.718	611	74.74
Idaho	7	739,650.83	0.06	338	35.65	7.800	615	82.41
North Dakota	3	382,325.64	0.03	359	41.13	9.317	580	85.30
South Dakota	3	359,832.05	0.03	358	36.57	7.386	709	80.26
Wyoming	3	344,332.38	0.03	359	39.50	7.125	678	80.75
Nebraska	1	71,120.79	0.01	178	48.00	6.000	661	90.00
Total:	**7,095**	**1,200,000,764.26**	**100.00**	**353**	**40.72**	**8.012**	**600**	**78.12**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status

OCCUPANCY STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Owner Occupied	6,967	1,182,423,345.36	98.54	353	40.71	8.005	600	78.15
Non-Owner Occupied	89	10,972,328.59	0.91	352	40.92	8.557	642	76.15
Second Home	39	6,605,090.31	0.55	352	42.72	8.234	597	75.10
Total:	**7,095**	**1,200,000,764.26**	**100.00**	**353**	**40.72**	**8.012**	**600**	**78.12**

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Full Documentation	5,398	913,167,000.85	76.10	353	40.65	7.875	603	78.79
Limited Documentation	1,064	174,739,359.89	14.56	354	40.93	8.455	581	78.14
Stated Documentation	633	112,094,403.52	9.34	355	41.01	8.437	605	72.57
Total:	**7,095**	**1,200,000,764.26**	**100.00**	**353**	**40.72**	**8.012**	**600**	**78.12**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Refinance-Debt Consolidation Cash Out**	6,607	1,119,540,356.51	93.29	353	40.68	8.042	598	77.9C
Refinance-Debt Cons olidation No Cash Out***	354	57,075,648.12	4.76	350	41.79	7.615	623	80.97
Purchase	134	23,384,759.63	1.95	358	40.32	7.508	634	81.7C
Total:	**7,095**	**1,200,000,764.26**	**100.00**	**353**	**40.72**	**8.012**	**600**	**78.12**

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.
*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

DESCRIPTION OF THE TOTAL COLLATERAL

Credit Grade

RISK CATEGORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
8A	321	66,460,400.37	5.54	337	38.18	6.442	742	77.89
7A	271	55,711,871.40	4.64	341	38.54	6.756	693	80.28
6A	466	92,685,274.33	7.72	348	39.21	6.898	669	80.68
5A	502	96,783,495.33	8.07	353	39.79	7.139	649	82.66
4A	614	119,033,225.15	9.92	352	40.85	7.460	632	81.00
3A	462	74,387,358.66	6.20	352	39.80	7.787	614	78.46
2A	1,154	199,254,854.40	16.60	355	40.56	7.964	585	80.52
A	936	152,921,262.86	12.74	357	40.08	8.293	571	79.56
B	1,244	183,389,605.22	15.28	357	43.02	9.243	541	75.88
C	1,006	143,657,946.49	11.97	356	42.27	9.096	524	70.28
D	119	15,715,470.05	1.31	357	44.58	9.877	520	57.89
Total:	**7,095**	**1,200,000,764.26**	**100.00**	**353**	**40.72**	**8.012**	**600**	**78.12**

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Single Family Detached	6,165	1,027,333,202.54	85.61	353	40.53	8.014	599	78.27
Two-Four Family	274	67,109,382.71	5.59	357	42.66	8.070	609	75.84
PUD Detached	281	50,321,768.86	4.19	355	42.06	8.110	579	79.05
Condominium	201	35,617,584.29	2.97	354	41.40	7.698	610	78.48
Manufactured Housing	115	12,187,457.71	1.02	343	38.19	7.757	675	73.54
Single Family Attached	47	5,658,509.57	0.47	357	40.67	8.489	581	77.42
PUD Attached	12	1,772,858.58	0.15	345	46.00	8.031	591	75.74
Total:	**7,095**	**1,200,000,764.26**	**100.00**	**353**	**40.72**	**8.012**	**600**	**78.12**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE TOTAL COLLATERAL

Prepayment Charge Term at Origination

PREPAYMENT CHARGE TERM AT ORIGINATION (months)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0	2,696	491,730,762.19	40.98	355	41.36	8.286	596	77.91
12	122	27,720,226.57	2.31	351	40.88	7.283	643	74.37
24	11	4,143,232.38	0.35	334	35.41	7.195	642	83.92
30	27	5,523,437.36	0.46	359	42.16	8.679	567	83.46
36	4,239	670,883,105.76	55.91	351	40.27	7.840	601	78.34
Total:	**7,095**	**1,200,000,764.26**	**100.00**	**353**	**40.72**	**8.012**	**600**	**78.12**

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Conforming	6,738	1,034,267,081.04	86.19	352	40.67	8.094	596	77.62
Non-Conforming	357	165,733,683.22	13.81	356	41.07	7.498	623	81.18
Total:	**7,095**	**1,200,000,764.26**	**100.00**	**353**	**40.72**	**8.012**	**600**	**78.12**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.


AMERIQUEST
MORTGAGE COMPANY

DESCRIPTION OF THE TOTAL COLLATERAL

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
11.500 - 11.999	45	11,839,607.62	1.23	354	36.42	5.879	660	76.14
12.000 - 12.499	177	41,079,735.72	4.28	356	39.61	6.289	652	77.47
12.500 - 12.999	737	160,959,986.60	16.77	357	39.27	6.775	620	78.71
13.000 - 13.499	465	89,271,882.25	9.30	356	40.48	7.265	607	78.77
13.500 - 13.999	914	167,163,306.75	17.41	357	41.01	7.791	586	78.18
14.000 - 14.499	585	94,129,948.45	9.81	357	40.95	8.255	560	75.96
14.500 - 14.999	1,029	156,736,136.35	16.33	357	42.44	8.758	557	77.82
15.000 - 15.499	455	66,383,376.06	6.91	357	41.82	9.254	553	78.37
15.500 - 15.999	646	87,544,988.61	9.12	357	42.82	9.730	548	77.15
16.000 - 16.499	229	29,218,772.43	3.04	358	44.00	10.266	545	77.53
16.500 - 16.999	252	33,170,703.44	3.46	358	43.43	10.703	546	78.11
17.000 - 17.499	71	8,388,399.67	0.87	356	40.83	11.239	542	77.67
17.500 - 17.999	69	8,970,791.63	0.93	358	43.06	11.738	559	80.80
18.000 - 18.499	31	3,978,060.09	0.41	358	44.27	12.233	545	75.56
18.500 - 18.999	9	1,060,672.75	0.11	344	44.79	12.589	553	81.77
19.000 - 19.499	1	96,578.40	0.01	359	47.00	13.100	544	70.00
Total:	**5,715**	**959,992,946.82**	**100.00**	**357**	**41.21**	**8.232**	**581**	**77.90**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

DESCRIPTION OF THE TOTAL COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	45	11,839,607.62	1.23	354	36.42	5.879	660	76.14
6.000 - 6.499	177	41,079,735.72	4.28	356	39.61	6.289	652	77.47
6.500 - 6.999	737	160,959,986.60	16.77	357	39.27	6.775	620	78.71
7.000 - 7.499	465	89,271,882.25	9.30	356	40.48	7.265	607	78.77
7.500 - 7.999	914	167,163,306.75	17.41	357	41.01	7.791	586	78.18
8.000 - 8.499	585	94,129,948.45	9.81	357	40.95	8.255	560	75.96
8.500 - 8.999	1,029	156,736,136.35	16.33	357	42.44	8.758	557	77.82
9.000 - 9.499	455	66,383,376.06	6.91	357	41.82	9.254	553	78.37
9.500 - 9.999	646	87,544,988.61	9.12	357	42.82	9.730	548	77.15
10.000 - 10.499	229	29,218,772.43	3.04	358	44.00	10.266	545	77.53
10.500 - 10.999	252	33,170,703.44	3.46	358	43.43	10.703	546	78.11
11.000 - 11.499	71	8,388,399.67	0.87	356	40.83	11.239	542	77.67
11.500 - 11.999	69	8,970,791.63	0.93	358	43.06	11.738	559	80.80
12.000 - 12.499	31	3,978,060.09	0.41	358	44.27	12.233	545	75.56
12.500 - 12.999	9	1,060,672.75	0.11	344	44.79	12.589	553	81.77
13.000 - 13.499	1	96,578.40	0.01	359	47.00	13.100	544	70.00
Total:	**5,715**	**959,992,946.82**	**100.00**	**357**	**41.21**	**8.232**	**581**	**77.90**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

DESCRIPTION OF THE TOTAL COLLATERAL

Margins of the Adjustable-Rate Loans								
RANGE OF MORTGAGE MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
1.750 - 1.999	1	210,589.99	0.02	359	32.00	6.550	620	83.24
2.500 - 2.749	2	489,999.99	0.05	359	41.06	6.406	644	73.27
2.750 - 2.999	2	726,000.00	0.08	359	47.45	5.995	711	83.88
3.000 - 3.249	5	1,214,599.78	0.13	359	41.44	6.501	599	80.44
3.250 - 3.499	41	10,587,641.35	1.10	356	42.13	6.582	602	78.80
3.500 - 3.749	101	25,778,689.33	2.69	359	40.37	6.589	606	80.99
3.750 - 3.999	11	2,291,766.03	0.24	358	38.90	7.180	610	79.48
4.000 - 4.249	25	4,117,882.57	0.43	359	40.36	8.754	580	81.08
4.250 - 4.499	223	35,551,625.86	3.70	357	42.03	9.248	571	77.64
4.500 - 4.749	13	1,894,488.94	0.20	359	40.13	7.348	651	71.43
4.750 - 4.999	41	8,993,589.32	0.94	357	40.56	7.078	716	85.05
5.000 - 5.249	59	13,391,813.52	1.39	355	39.46	6.768	675	81.76
5.250 - 5.499	226	47,229,589.04	4.92	358	39.21	6.946	662	82.13
5.500 - 5.749	311	63,373,661.65	6.60	358	39.24	7.201	643	81.81
5.750 - 5.999	554	107,596,141.90	11.21	357	41.45	7.570	618	80.74
6.000 - 6.249	1,301	217,066,923.74	22.61	357	40.40	7.979	588	79.95
6.250 - 6.499	791	127,338,233.54	13.26	358	40.54	8.518	563	79.12
6.500 - 6.749	1,149	169,217,123.45	17.63	357	42.95	9.166	538	75.07
6.750 - 6.999	859	122,922,586.82	12.80	357	42.69	9.199	523	69.09
Total:	**5,715**	**959,992,946.82**	**100.00**	**357**	**41.21**	**8.232**	**581**	**77.90**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

DESCRIPTION OF THE TOTAL COLLATERAL

Next Rate Adjustment Date of the Adjustable-Rate Loans

NEXT RATE ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
February 2007	9	1,229,286.77	0.13	355	38.46	8.612	568	79.76
March 2007	107	17,687,425.52	1.84	356	43.27	8.758	580	78.38
April 2007	527	78,402,362.83	8.17	356	42.10	8.488	575	78.92
May 2007	539	87,595,197.20	9.12	357	41.81	8.523	556	78.15
June 2007	3,890	669,404,963.96	69.73	357	41.22	8.224	582	77.90
July 2007	9	1,618,400.00	0.17	350	40.96	8.504	589	73.84
March 2008	10	1,644,012.69	0.17	356	41.53	7.731	605	79.98
April 2008	60	8,719,224.83	0.91	354	40.87	7.964	599	77.52
May 2008	54	9,156,190.41	0.95	357	38.76	7.913	583	79.67
June 2008	509	84,473,632.61	8.80	356	39.59	7.706	598	76.48
July 2008	1	62,250.00	0.01	360	52.00	10.750	543	75.00
Total:	**5,715**	**959,992,946.82**	**100.00**	**357**	**41.21**	**8.232**	**581**	**77.90**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

DESCRIPTION OF THE TOTAL COLLATERAL

Initial Periodic Rate Cap of the Adjustable-Rate Loans

INITIAL PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2.000	5,715	959,992,946.82	100.00	357	41.21	8.232	581	77.90
Total:	**5,715**	**959,992,946.82**	**100.00**	**357**	**41.21**	**8.232**	**581**	**77.90**

Subsequent Periodic Rate Cap of the Adjustable-Rate Loans

SUBSEQUENT PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
1.000	5,715	959,992,946.82	100.00	357	41.21	8.232	581	77.90
Total:	**5,715**	**959,992,946.82**	**100.00**	**357**	**41.21**	**8.232**	**581**	**77.90**

Insured AVM

INSURED AVM	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Non-Insured AVM	5,593	941,809,143.37	78.48	354	41.46	8.238	588	78.77
Insured AVM	1,502	258,191,620.89	21.52	351	38.04	7.184	644	75.73
Total:	**7,095**	**1,200,000,764.26**	**100.00**	**353**	**40.72**	**8.012**	**600**	**78.12**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Cut-off Date. Balances and percentages are based on the Cut-off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics	Range (if applicable)
Number of Mortgage Loans:	5,328	
Aggregate Current Principal Balance:	$824,930,584.08	
Average Current Principal Balance:	$154,829.31	$59,284.02 - $493,060.62
Aggregate Original Principal Balance:	$825,771,205.00	
Average Original Principal Balance:	$154,987.09	$60,000.00 - $493,500.00
Fully Amortizing Mortgage Loans:	100.00%	
1st Lien:	100.00%	
Wtd. Avg. Mortgage Rates:	8.015%	5.500% - 13.100%
Wtd. Avg. Original Term to Maturity (months):	354	120 - 360
Wtd. Avg. Remaining Term to Maturity (months):	353	117 - 360
Wtd. Avg. Margin (ARM Loans Only):	5.952%	1.750% - 6.750%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):	14.239%	11.500% - 19.100%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):	8.239%	5.500% - 13.100%
Wtd. Avg. Original LTV:	77.60%	13.34% - 95.00%
Wtd. Avg. Borrower FICO:	600	500 - 810
Geographic Distribution (Top 5):	FL 12.27%	
	CA 11.11%	
	NY 7.70%	
	MA 6.28%	
	NJ 5.63%	

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.


AMERIQUEST
MORTGAGE COMPANY

DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2Yr/6 Mo Libor	3,520	521,404,427.47	63.21	357	41.49	8.448	569	76.96
2Yr/6 Mo Libor (IO)	335	71,142,277.42	8.62	359	39.82	7.199	648	82.23
3Yr/6 Mo Libor	427	60,910,254.02	7.38	355	40.24	7.965	585	76.32
3Yr/6 Mo Libor (IO)	65	12,709,711.12	1.54	359	38.41	6.817	649	75.32
Fixed	907	144,392,810.05	17.50	332	39.03	7.068	684	78.45
Fixed (IO)	74	14,371,104.00	1.74	359	37.45	7.142	662	76.77
Total:	**5,328**	**824,930,584.08**	**100.00**	**353**	**40.70**	**8.015**	**600**	**77.60**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION ($)	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	MORTGAGE RATES (%)*	FICO*	OLTV (%)*
50,000.01 - 100,000.00	1,533	120,008,663.00	14.53	346	38.98	8.883	580	73.47
100,000.01 - 150,000.00	1,512	187,710,929.00	22.73	350	40.27	8.233	591	77.58
150,000.01 - 200,000.00	969	168,967,762.00	20.46	355	40.19	7.930	598	78.30
200,000.01 - 250,000.00	600	133,999,559.00	16.23	354	41.55	7.724	605	78.28
250,000.01 - 300,000.00	402	109,907,312.00	13.31	356	41.51	7.573	617	78.06
300,000.01 - 350,000.00	248	80,369,553.00	9.73	356	42.56	7.685	612	79.53
350,000.01 - 400,000.00	43	15,598,867.00	1.89	356	40.34	7.360	630	79.21
400,000.01 - 450,000.00	16	6,847,060.00	0.83	359	42.96	6.877	665	84.92
450,000.01 - 500,000.00	5	2,361,500.00	0.29	359	46.08	8.542	588	81.35
Total:	**5,328**	**825,771,205.00**	**100.00**	**353**	**40.70**	**8.015**	**600**	**77.60**

*Based on the original balances of the Mortgage Loans.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE GROUP I COLLATERAL

Principal Balance as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
50,000.01 - 100,000.00	1,535	120,078,232.38	14.56	346	38.98	8.881	580	73.48
100,000.01 - 150,000.00	1,510	187,306,890.19	22.71	350	40.27	8.234	591	77.58
150,000.01 - 200,000.00	970	168,993,091.65	20.49	355	40.20	7.929	598	78.31
200,000.01 - 250,000.00	600	133,915,810.30	16.23	354	41.54	7.721	605	78.15
250,000.01 - 300,000.00	402	109,855,188.08	13.32	356	41.48	7.574	616	78.20
300,000.01 - 350,000.00	247	79,993,964.64	9.70	356	42.60	7.690	612	79.53
350,000.01 - 400,000.00	43	15,585,942.89	1.89	356	40.34	7.360	630	79.21
400,000.01 - 450,000.00	16	6,841,366.81	0.83	359	42.96	6.877	665	84.92
450,000.01 - 500,000.00	5	2,360,097.14	0.29	359	46.08	8.542	588	81.35
Total:	**5,328**	**824,930,584.08**	**100.00**	**353**	**40.70**	**8.015**	**600**	**77.60**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
61 - 120	15	1,559,694.35	0.19	119	38.30	7.356	691	68.18
121 - 180	133	15,329,331.51	1.86	179	37.13	7.495	648	73.56
181 - 240	112	14,074,104.91	1.71	239	38.29	7.296	657	74.75
241 - 300	22	3,342,406.38	0.41	299	37.68	7.172	689	79.98
301 - 360	5,046	790,625,046.93	95.84	359	40.83	8.043	597	77.74
Total:	**5,328**	**824,930,584.08**	**100.00**	**353**	**40.70**	**8.015**	**600**	**77.60**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

DESCRIPTION OF THE GROUP I COLLATERAL

Mortgage Rates

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	117	26,906,745.71	3.26	345	38.95	5.822	709	74.40
6.000 - 6.499	265	55,182,186.33	6.69	346	38.04	6.286	674	75.76
6.500 - 6.999	805	150,555,234.84	18.25	350	38.79	6.770	641	78.10
7.000 - 7.499	483	81,229,695.48	9.85	349	39.59	7.253	623	78.71
7.500 - 7.999	896	142,881,800.50	17.32	353	40.57	7.780	600	78.46
8.000 - 8.499	519	77,987,075.49	9.45	355	41.69	8.259	572	76.45
8.500 - 8.999	864	118,487,990.68	14.36	355	42.14	8.755	563	77.66
9.000 - 9.499	362	49,989,771.82	6.06	356	41.91	9.252	555	78.34
9.500 - 9.999	517	64,445,908.42	7.81	355	42.86	9.748	550	76.93
10.000 - 10.499	190	22,045,733.27	2.67	358	43.65	10.260	546	76.76
10.500 - 10.999	177	20,880,971.71	2.53	357	43.80	10.688	545	77.71
11.000 - 11.499	52	5,967,329.21	0.72	357	42.04	11.254	545	78.69
11.500 - 11.999	54	5,505,706.57	0.67	356	40.12	11.700	559	78.96
12.000 - 12.499	21	2,371,225.12	0.29	359	45.56	12.204	546	73.91
12.500 - 12.999	5	396,630.53	0.05	319	43.06	12.657	572	79.07
13.000 - 13.499	1	96,578.40	0.01	359	47.00	13.100	544	70.00
Total:	**5,328**	**824,930,584.08**	**100.00**	**353**	**40.70**	**8.015**	**600**	**77.60**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

DESCRIPTION OF THE GROUP I COLLATERAL

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0.01 - 25.00	29	2,247,261.56	0.27	335	37.42	8.501	607	20.23
25.01 - 30.00	19	2,062,595.79	0.25	328	38.37	7.419	630	28.29
30.01 - 35.00	22	2,932,763.99	0.36	332	38.52	7.297	632	32.72
35.01 - 40.00	45	5,306,450.56	0.64	346	37.98	7.443	614	37.82
40.01 - 45.00	54	6,521,633.60	0.79	354	40.98	7.995	597	42.63
45.01 - 50.00	86	11,978,166.71	1.45	345	40.13	7.691	596	47.77
50.01 - 55.00	131	17,826,582.80	2.16	345	39.56	7.758	594	52.63
55.01 - 60.00	227	31,457,758.04	3.81	352	40.05	8.391	577	58.20
60.01 - 65.00	218	33,310,883.04	4.04	353	41.07	7.841	590	62.97
65.01 - 70.00	372	57,129,992.51	6.93	352	38.92	7.886	590	67.88
70.01 - 75.00	967	139,556,860.34	16.92	355	41.46	8.480	561	73.81
75.01 - 80.00	866	131,268,574.43	15.91	350	39.61	7.724	609	78.59
80.01 - 85.00	923	154,274,185.18	18.70	354	41.59	8.190	595	83.74
85.01 - 90.00	1,322	219,752,757.07	26.64	353	40.94	7.876	625	89.22
90.01 - 95.00	47	9,304,118.46	1.13	353	42.73	7.171	707	94.08
Total:	**5,328**	**824,930,584.08**	**100.00**	**353**	**40.70**	**8.015**	**600**	**77.60**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

DESCRIPTION OF THE GROUP I COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
500 - 519	535	71,936,672.55	8.72	356	42.90	9.191	509	68.67
520 - 539	753	104,840,584.14	12.71	357	43.81	9.201	529	74.62
540 - 559	553	80,323,668.06	9.74	356	41.16	8.728	551	78.13
560 - 579	685	103,759,242.53	12.58	356	39.96	8.224	569	78.86
580 - 599	534	76,286,795.26	9.25	356	40.67	8.126	589	78.05
600 - 619	418	62,427,822.49	7.57	354	40.09	7.935	609	77.79
620 - 639	555	96,849,641.62	11.74	353	40.34	7.554	629	80.48
640 - 659	450	78,112,482.36	9.47	351	39.63	7.204	649	81.35
660 - 679	364	62,649,656.52	7.59	347	39.28	6.959	669	80.07
680 - 699	168	30,948,093.89	3.75	340	39.43	6.888	689	80.12
700 - 719	109	19,779,882.03	2.40	334	39.70	6.678	709	77.09
720 - 739	86	16,011,198.24	1.94	339	36.78	6.529	729	77.48
740 - 759	48	8,869,165.26	1.08	338	38.77	6.694	749	78.16
760 - 779	40	7,310,600.46	0.89	331	36.03	6.332	767	72.11
780 - 799	21	3,527,243.07	0.43	329	36.83	6.360	791	73.24
800 - 819	9	1,297,835.60	0.16	349	35.86	6.439	803	71.62
Total:	**5,328**	**824,930,584.08**	**100.00**	**353**	**40.70**	**8.015**	**600**	**77.60**

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
<= 20.00	240	33,608,383.56	4.07	347	15.23	7.760	611	75.25
20.01 - 25.00	299	41,011,442.68	4.97	350	23.21	7.771	612	76.10
25.01 - 30.00	411	58,652,587.83	7.11	350	28.08	7.787	606	75.57
30.01 - 35.00	574	83,918,724.52	10.17	352	33.10	7.860	606	77.85
35.01 - 40.00	765	118,772,215.73	14.40	352	38.15	7.915	607	77.74
40.01 - 45.00	1,010	157,902,807.17	19.14	353	43.08	7.931	603	77.73
45.01 - 50.00	1,524	253,724,447.91	30.76	353	48.19	7.955	606	79.40
50.01 - 55.00	505	77,339,974.68	9.38	357	53.39	9.120	541	74.29
Total:	**5,328**	**824,930,584.08**	**100.00**	**353**	**40.70**	**8.015**	**600**	**77.60**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Florida	714	101,259,086.16	12.27	354	40.62	8.043	585	77.20
California	427	91,659,194.30	11.11	355	40.63	7.436	608	70.68
New York	286	63,559,790.31	7.70	355	43.18	8.174	600	73.69
Massachusetts	222	51,832,089.18	6.28	357	40.41	6.449	653	80.07
New Jersey	213	46,430,322.62	5.63	355	41.84	8.484	592	75.36
Maryland	234	41,913,534.64	5.08	357	40.61	8.032	590	77.89
Ohio	353	41,519,867.09	5.03	347	39.99	7.962	612	81.35
Pennsylvania	243	31,486,082.05	3.82	347	40.43	8.040	598	79.68
Illinois	203	30,264,279.60	3.67	357	41.42	9.049	580	77.70
Texas	289	29,000,957.18	3.52	337	40.43	8.816	575	76.76
Michigan	208	24,474,004.42	2.97	357	39.45	8.310	581	80.13
Wisconsin	165	23,560,747.53	2.86	340	40.81	8.232	617	80.97
Arizona	150	23,509,342.21	2.85	354	40.77	7.780	600	80.46
Washington	117	22,555,644.09	2.73	358	37.79	7.585	613	81.58
Georgia	139	17,672,304.19	2.14	356	41.61	9.012	583	80.36
Tennessee	128	14,546,116.72	1.76	346	40.28	8.393	586	82.51
Indiana	119	13,455,027.85	1.63	347	39.62	8.500	603	83.40
Minnesota	80	13,282,551.23	1.61	354	41.10	8.301	594	80.92
Connecticut	73	12,595,568.63	1.53	353	42.21	7.838	592	74.47
Nevada	61	11,477,658.80	1.39	353	41.39	7.629	598	76.21
North Carolina	88	10,482,176.04	1.27	356	40.63	9.355	573	80.38
Missouri	86	10,437,420.56	1.27	349	39.06	7.839	605	83.05
Louisiana	91	10,042,701.95	1.22	346	38.55	8.284	589	78.06
Hawaii	34	8,936,497.89	1.08	345	39.12	7.111	642	74.11
Alabama	81	7,887,770.05	0.96	349	40.41	8.891	586	80.66
South Carolina	55	7,700,861.40	0.93	349	39.15	8.982	593	82.95
Rhode Island	37	7,130,246.71	0.86	356	40.57	7.529	592	72.20
New Hampshire	39	7,059,671.38	0.86	356	41.13	7.587	604	77.20
Maine	45	6,020,961.23	0.73	355	43.38	8.027	615	76.63
Colorado	31	5,010,679.07	0.61	341	42.54	7.835	634	81.92
Utah	33	4,800,638.03	0.58	353	39.84	7.950	584	79.17
Oregon	28	4,468,706.26	0.54	353	35.42	7.477	629	80.65
Oklahoma	43	4,173,603.57	0.51	342	37.20	8.516	572	82.51
Delaware	31	4,126,823.54	0.50	354	39.93	7.595	596	77.45
Kentucky	31	3,469,479.45	0.42	355	42.76	8.283	600	84.65
Iowa	31	3,428,883.59	0.42	359	40.18	8.784	589	81.12
Kansas	26	2,992,847.46	0.36	354	37.99	8.596	615	83.23
Mississippi	27	2,620,999.16	0.32	350	43.33	8.433	598	80.51
Arkansas	25	2,170,094.85	0.26	330	38.76	9.420	589	82.87
Alaska	8	1,274,929.48	0.15	358	40.02	8.632	610	80.62
Vermont	7	1,150,809.23	0.14	338	36.43	8.624	592	76.89
Washington DC	6	1,149,563.80	0.14	359	47.17	7.800	586	62.28
Montana	6	708,471.76	0.09	359	45.25	8.409	613	73.81
Idaho	6	622,390.16	0.08	334	33.51	7.715	611	80.98
South Dakota	3	359,832.05	0.04	358	36.57	7.386	709	80.26
Wyoming	3	344,332.38	0.04	359	39.50	7.125	678	80.75
North Dakota	2	233,903.44	0.03	359	43.12	9.391	594	82.31
Nebraska	1	71,120.79	0.01	178	48.00	6.000	661	90.00
Total:	**5,328**	**824,930,584.08**	**100.00**	**353**	**40.70**	**8.015**	**600**	**77.60**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE GROUP I COLLATERAL

Occupancy Status

OCCUPANCY STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Owner Occupied	5,240	813,307,758.98	98.59	352	40.70	8.012	599	77.61
Non-Owner Occupied	63	7,990,301.72	0.97	356	41.41	8.112	657	76.63
Second Home	25	3,632,523.38	0.44	353	40.66	8.504	610	77.76
Total:	**5,328**	**824,930,584.08**	**100.00**	**353**	**40.70**	**8.015**	**600**	**77.60**

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Full Documentation	4,061	626,216,176.77	75.91	352	40.55	7.882	603	78.28
Limited Documentation	782	119,313,961.89	14.46	354	41.42	8.472	582	77.79
Stated Documentation	485	79,400,445.42	9.63	355	40.87	8.379	607	71.91
Total:	**5,328**	**824,930,584.08**	**100.00**	**353**	**40.70**	**8.015**	**600**	**77.60**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Refinance-Debt Consolidation Cash Out**	5,047	782,462,794.79	94.85	353	40.68	8.035	599	77.43
Refinance-Debt Consolidation No Cash Out***	281	42,467,789.29	5.15	349	41.14	7.640	623	80.68
Total:	**5,328**	**824,930,584.08**	**100.00**	**353**	**40.70**	**8.015**	**600**	**77.60**

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.
*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.


AMERIQUEST

DESCRIPTION OF THE GROUP I COLLATERAL

Credit Grade

RISK CATEGORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
8A	248	45,225,009.71	5.48	335	37.52	6.485	742	76.01
7A	211	38,548,047.77	4.67	339	39.26	6.843	693	80.01
6A	347	59,738,468.12	7.24	346	39.23	6.926	669	80.20
5A	394	69,010,553.78	8.37	351	39.57	7.125	649	81.98
4A	475	83,403,886.31	10.11	352	40.71	7.425	632	80.88
3A	333	48,720,197.44	5.91	353	39.25	7.787	613	77.88
2A	860	133,097,999.34	16.13	355	40.73	7.955	586	79.91
A	706	107,319,790.17	13.01	357	39.39	8.292	572	79.10
B	899	122,367,876.48	14.83	357	43.38	9.210	541	75.87
C	762	105,390,508.10	12.78	356	42.54	9.066	525	70.18
D	93	12,108,246.86	1.47	358	44.98	9.863	521	57.69
Total:	**5,328**	**824,930,584.08**	**100.00**	**353**	**40.70**	**8.015**	**600**	**77.60**

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Single Family Detached	4,629	702,623,134.42	85.17	352	40.48	8.037	598	77.75
Two-Four Family	197	45,918,952.06	5.57	357	42.72	7.800	618	75.38
PUD Detached	202	33,702,378.34	4.09	355	42.14	8.088	575	78.28
Condominium	158	26,682,632.69	3.23	354	41.71	7.762	613	77.77
Manufactured Housing	94	9,887,596.82	1.20	342	37.97	7.668	680	73.58
Single Family Attached	37	4,428,993.52	0.54	356	41.51	8.515	591	79.01
PUD Attached	11	1,686,896.23	0.20	344	47.27	7.928	593	76.98
Total:	**5,328**	**824,930,584.08**	**100.00**	**353**	**40.70**	**8.015**	**600**	**77.60**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

DESCRIPTION OF THE GROUP I COLLATERAL

Prepayment Charge Term at Origination

PREPAYMENT CHARGE TERM AT ORIGINATION (months)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0	1,988	331,655,562.94	40.20	355	41.40	8.285	597	77.46
12	97	20,172,015.42	2.45	348	39.98	7.180	645	72.55
24	2	206,895.76	0.03	359	46.25	9.428	587	82.14
30	22	4,191,041.34	0.51	359	40.66	8.731	570	83.25
36	3,219	468,705,068.62	56.82	351	40.24	7.853	601	77.86
Total:	**5,328**	**824,930,584.08**	**100.00**	**353**	**40.70**	**8.015**	**600**	**77.60**

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Conforming	5,328	824,930,584.08	100.00	353	40.70	8.015	600	77.60
Total:	**5,328**	**824,930,584.08**	**100.00**	**353**	**40.70**	**8.015**	**600**	**77.60**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

DESCRIPTION OF THE GROUP I COLLATERAL

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
11.500 - 11.999	35	7,958,620.59	1.19	352	39.81	5.874	661	75.50
12.000 - 12.499	134	27,378,528.20	4.11	354	38.42	6.292	644	76.06
12.500 - 12.999	556	105,808,614.76	15.88	357	38.56	6.775	621	77.85
13.000 - 13.499	358	60,866,852.89	9.14	355	40.26	7.253	608	78.22
13.500 - 13.999	715	118,287,928.53	17.76	357	40.68	7.791	587	77.80
14.000 - 14.499	454	70,162,299.03	10.53	358	41.93	8.259	563	76.20
14.500 - 14.999	789	110,445,001.75	16.58	357	42.25	8.757	557	77.45
15.000 - 15.499	344	48,154,918.84	7.23	357	42.05	9.253	553	78.28
15.500 - 15.999	482	61,328,071.53	9.21	357	43.13	9.744	547	76.88
16.000 - 16.499	183	21,477,847.41	3.22	358	43.68	10.261	544	76.63
16.500 - 16.999	169	20,312,486.81	3.05	358	43.82	10.686	544	77.70
17.000 - 17.499	51	5,895,330.80	0.88	357	41.97	11.255	544	78.69
17.500 - 17.999	50	5,225,734.84	0.78	357	40.03	11.697	556	78.85
18.000 - 18.499	21	2,371,225.12	0.36	359	45.56	12.204	546	73.91
18.500 - 18.999	5	396,630.53	0.06	319	43.06	12.657	572	79.07
19.000 - 19.499	1	96,578.40	0.01	359	47.00	13.100	544	70.00
Total:	**4,347**	**666,166,670.03**	**100.00**	**357**	**41.14**	**8.239**	**580**	**77.43**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.


AMERIQUEST
MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

DESCRIPTION OF THE GROUP I COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	35	7,958,620.59	1.19	352	39.81	5.874	661	75.50
6.000 - 6.499	134	27,378,528.20	4.11	354	38.42	6.292	644	76.06
6.500 - 6.999	556	105,808,614.76	15.88	357	38.56	6.775	621	77.85
7.000 - 7.499	358	60,866,852.89	9.14	355	40.26	7.253	608	78.22
7.500 - 7.999	715	118,287,928.53	17.76	357	40.68	7.791	587	77.80
8.000 - 8.499	454	70,162,299.03	10.53	358	41.93	8.259	563	76.20
8.500 - 8.999	789	110,445,001.75	16.58	357	42.25	8.757	557	77.45
9.000 - 9.499	344	48,154,918.84	7.23	357	42.05	9.253	553	78.28
9.500 - 9.999	482	61,328,071.53	9.21	357	43.13	9.744	547	76.88
10.000 - 10.499	183	21,477,847.41	3.22	358	43.68	10.261	544	76.63
10.500 - 10.999	169	20,312,486.81	3.05	358	43.82	10.686	544	77.70
11.000 - 11.499	51	5,895,330.80	0.88	357	41.97	11.255	544	78.69
11.500 - 11.999	50	5,225,734.84	0.78	357	40.03	11.697	556	78.85
12.000 - 12.499	21	2,371,225.12	0.36	359	45.56	12.204	546	73.91
12.500 - 12.999	5	396,630.53	0.06	319	43.06	12.657	572	79.07
13.000 - 13.499	1	96,578.40	0.01	359	47.00	13.100	544	70.00
Total:	**4,347**	**666,166,670.03**	**100.00**	**357**	**41.14**	**8.239**	**580**	**77.43**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE GROUP I COLLATERAL

Margins of the Adjustable-Rate Loans

RANGE OF MORTGAGE MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
1.750 - 1.999	1	210,589.99	0.03	359	32.00	6.550	620	83.24
2.500 - 2.749	2	489,999.99	0.07	359	41.06	6.406	644	73.27
3.000 - 3.249	4	1,088,709.34	0.16	359	40.57	6.478	604	86.28
3.250 - 3.499	28	6,294,508.03	0.94	354	42.61	6.595	597	78.46
3.500 - 3.749	78	17,701,125.08	2.66	359	40.45	6.593	612	79.44
3.750 - 3.999	8	1,283,000.54	0.19	358	44.41	7.648	595	74.96
4.000 - 4.249	19	2,864,523.58	0.43	359	41.44	8.720	591	81.31
4.250 - 4.499	177	26,772,415.40	4.02	357	41.22	9.094	574	77.17
4.500 - 4.749	9	978,543.20	0.15	358	34.22	7.445	628	80.05
4.750 - 4.999	28	4,480,323.35	0.67	355	40.37	7.480	712	84.43
5.000 - 5.249	47	8,599,628.87	1.29	354	38.47	6.912	674	81.45
5.250 - 5.499	176	31,565,822.10	4.74	357	39.14	6.951	661	81.65
5.500 - 5.749	242	44,141,397.12	6.63	358	39.27	7.162	642	81.06
5.750 - 5.999	435	73,572,669.49	11.04	356	41.03	7.556	617	80.77
6.000 - 6.249	1,008	154,149,518.10	23.14	356	40.24	7.953	589	79.26
6.250 - 6.499	587	86,583,708.62	13.00	357	40.25	8.580	564	79.07
6.500 - 6.749	838	113,806,750.58	17.08	356	43.25	9.142	539	74.78
6.750 - 6.999	660	91,583,436.65	13.75	357	42.88	9.169	523	68.91
Total:	**4,347**	**666,166,670.03**	**100.00**	**357**	**41.14**	**8.239**	**580**	**77.43**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

DESCRIPTION OF THE GROUP I COLLATERAL

Next Rate Adjustment Date of the Adjustable-Rate Loans

NEXT RATE ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
February 2007	7	905,319.86	0.14	355	46.40	9.163	556	79.29
March 2007	80	12,049,694.32	1.81	356	42.61	8.479	587	78.33
April 2007	415	57,579,905.54	8.64	356	42.41	8.464	576	78.72
May 2007	402	58,605,668.11	8.80	357	41.71	8.502	556	77.61
June 2007	2,943	461,922,717.06	69.34	357	41.05	8.244	581	77.44
July 2007	8	1,483,400.00	0.22	360	40.86	8.504	586	72.63
March 2008	7	1,014,390.35	0.15	356	42.91	8.215	599	79.27
April 2008	51	7,622,419.68	1.14	353	41.18	7.905	602	78.05
May 2008	41	6,067,053.51	0.91	358	41.12	7.976	584	81.00
June 2008	392	58,853,851.60	8.83	356	39.57	7.716	597	75.35
July 2008	1	62,250.00	0.01	360	52.00	10.750	543	75.00
Total:	**4,347**	**666,166,670.03**	**100.00**	**357**	**41.14**	**8.239**	**580**	**77.43**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE GROUP I COLLATERAL

Initial Periodic Rate Cap of the Adjustable-Rate Loans

INITIAL PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2.000	4,347	666,166,670.03	100.00	357	41.14	8.239	580	77.43
Total:	**4,347**	**666,166,670.03**	**100.00**	**357**	**41.14**	**8.239**	**580**	**77.43**

Subsequent Periodic Rate Cap of the Adjustable-Rate Loans

SUBSEQUENT PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
1.000	4,347	666,166,670.03	100.00	357	41.14	8.239	580	77.43
Total:	**4,347**	**666,166,670.03**	**100.00**	**357**	**41.14**	**8.239**	**580**	**77.43**

Insured AVM

INSURED AVM	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Non-Insured AVM	4,071	618,723,511.67	75.00	353	41.57	8.287	586	78.39
Insured AVM	1,257	206,207,072.41	25.00	350	38.09	7.199	642	75.24
Total:	**5,328**	**824,930,584.08**	**100.00**	**353**	**40.70**	**8.015**	**600**	**77.60**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Cut-off Date. Balances and percentages are based on the Cut-off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	1,767		
Aggregate Current Principal Balance:	$375,070,180.18		
Average Current Principal Balance:	$212,263.83		$59,209.02 - $749,246.20
Aggregate Original Principal Balance:	$375,406,437.00		
Average Original Principal Balance:	$212,454.12		$60,000.00 - $750,000.00
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Mortgage Rates:	8.004%		5.500% - 12.700%
Wtd. Avg. Original Term to Maturity (months):	355		120 - 360
Wtd. Avg. Remaining Term to Maturity (months):	354		118 - 360
Wtd. Avg. Margin (ARM Loans Only):	5.911%		2.750% - 6.750%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):	14.217%		11.750% - 18.700%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):	8.217%		5.750% - 12.700%
Wtd. Avg. Original LTV:	79.25%		16.90% - 95.00%
Wtd. Avg. Borrower FICO:	600		500 - 808
Geographic Distribution (Top 5):	CA	21.93%	
	FL	10.61%	
	NY	8.43%	
	MA	6.17%	
	NJ	6.06%	

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2Yr/6 Mo Libor	1,112	213,798,078.81	57.00	358	41.89	8.530	563	78.32
2Yr/6 Mo Libor (IO)	114	49,592,852.58	13.22	359	40.64	7.184	653	81.86
3Yr/6 Mo Libor	125	24,001,316.46	6.40	356	38.35	7.926	582	77.39
3Yr/6 Mo Libor (IO)	17	6,434,028.94	1.72	359	41.59	6.870	661	83.70
Fixed	386	75,528,056.39	20.14	339	38.35	7.258	665	80.23
Fixed (IO)	13	5,715,847.00	1.52	359	40.87	6.908	668	81.18
Total:	**1,767**	**375,070,180.18**	**100.00**	**354**	**40.76**	**8.004**	**600**	**79.25**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION ($)	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	MORTGAGE RATES (%)*	FICO*	OLTV (%)*
50,000.01 - 100,000.00	455	35,645,747.00	9.50	340	38.92	8.992	580	74.11
100,000.01 - 150,000.00	407	50,403,166.00	13.43	352	40.19	8.513	581	78.25
150,000.01 - 200,000.00	259	44,623,014.00	11.89	354	41.00	8.267	586	79.02
200,000.01 - 250,000.00	123	27,855,084.00	7.42	356	41.03	8.064	582	78.64
250,000.01 - 300,000.00	87	23,771,666.00	6.33	355	39.86	7.992	586	77.83
300,000.01 - 350,000.00	56	18,042,897.00	4.81	359	42.36	8.472	568	78.04
350,000.01 - 400,000.00	105	39,411,934.00	10.50	356	41.58	7.563	614	81.91
400,000.01 - 450,000.00	101	42,691,478.00	11.37	358	43.11	7.528	612	81.22
450,000.01 - 500,000.00	77	36,659,930.00	9.77	359	37.74	7.692	615	78.45
500,000.01 - 550,000.00	35	18,454,211.00	4.92	359	40.83	7.156	646	81.73
550,000.01 - 600,000.00	40	23,184,971.00	6.18	345	43.10	7.644	637	82.54
600,000.01 - 650,000.00	11	6,882,989.00	1.83	359	38.38	7.643	638	84.27
650,000.01 - 700,000.00	3	2,003,950.00	0.53	359	46.96	6.978	602	81.31
700,000.01 - 750,000.00	8	5,775,400.00	1.54	359	40.05	7.162	623	78.61
Total:	**1,767**	**375,406,437.00**	**100.00**	**354**	**40.76**	**8.004**	**600**	**79.25**

*Based on the original balances of the Mortgage Loans.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

DESCRIPTION OF THE GROUP II COLLATERAL

Principal Balance as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
50,000.01 - 100,000.00	455	35,601,632.52	9.49	340	38.92	8.993	580	74.12
100,000.01 - 150,000.00	407	50,352,221.60	13.42	352	40.19	8.513	581	78.25
150,000.01 - 200,000.00	259	44,579,894.10	11.89	354	41.00	8.267	586	79.01
200,000.01 - 250,000.00	123	27,830,497.47	7.42	356	41.03	8.064	582	78.64
250,000.01 - 300,000.00	87	23,748,824.47	6.33	355	39.86	7.992	586	77.83
300,000.01 - 350,000.00	56	18,029,083.13	4.81	359	42.36	8.472	568	78.04
350,000.01 - 400,000.00	106	39,780,578.23	10.61	356	41.60	7.545	615	81.80
400,000.01 - 450,000.00	100	42,257,722.41	11.27	358	43.11	7.544	611	81.32
450,000.01 - 500,000.00	77	36,631,444.40	9.77	359	37.74	7.692	615	78.45
500,000.01 - 550,000.00	35	18,440,547.24	4.92	359	40.83	7.156	646	81.73
550,000.01 - 600,000.00	40	23,161,092.73	6.18	345	43.10	7.644	637	82.54
600,000.01 - 650,000.00	11	6,880,748.92	1.83	359	38.38	7.643	638	84.27
650,000.01 - 700,000.00	3	2,003,456.37	0.53	359	46.96	6.978	602	81.31
700,000.01 - 750,000.00	8	5,772,436.59	1.54	359	40.05	7.162	623	78.61
Total:	**1,767**	**375,070,180.18**	**100.00**	**354**	**40.76**	**8.004**	**600**	**79.25**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
61 - 120	10	808,343.80	0.22	119	30.45	8.591	615	57.16
121 - 180	39	5,184,113.83	1.38	179	36.39	7.456	673	78.40
181 - 240	35	4,983,743.36	1.33	239	36.93	7.462	645	76.95
241 - 300	6	839,745.56	0.22	298	28.44	7.721	660	73.90
301 - 360	1,677	363,254,233.63	96.85	359	40.93	8.018	598	79.36
Total:	**1,767**	**375,070,180.18**	**100.00**	**354**	**40.76**	**8.004**	**600**	**79.25**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE GROUP II COLLATERAL

Mortgage Rates

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	37	14,513,964.06	3.87	358	32.94	5.811	705	80.65
6.000 - 6.499	79	25,994,281.79	6.93	347	40.26	6.284	683	79.31
6.500 - 6.999	261	75,054,124.17	20.01	353	40.24	6.761	637	80.54
7.000 - 7.499	148	37,066,052.32	9.88	354	41.20	7.273	614	80.62
7.500 - 7.999	282	62,604,207.65	16.69	353	40.81	7.777	595	79.57
8.000 - 8.499	162	28,185,507.06	7.51	353	38.13	8.243	562	75.26
8.500 - 8.999	277	50,874,088.63	13.56	356	42.75	8.762	562	78.84
9.000 - 9.499	131	20,504,893.02	5.47	354	40.47	9.257	560	78.95
9.500 - 9.999	190	29,379,040.95	7.83	354	42.37	9.708	553	77.49
10.000 - 10.499	51	8,075,019.29	2.15	357	44.54	10.280	549	80.00
10.500 - 10.999	87	13,623,422.32	3.63	358	42.49	10.727	552	78.69
11.000 - 11.499	21	2,624,274.07	0.70	354	38.68	11.202	537	75.26
11.500 - 11.999	24	4,112,942.19	1.10	359	46.98	11.776	563	83.02
12.000 - 12.499	13	1,794,320.44	0.48	358	41.88	12.257	549	77.11
12.500 - 12.999	4	664,042.22	0.18	359	45.82	12.548	541	83.38
Total:	**1,767**	**375,070,180.18**	**100.00**	**354**	**40.76**	**8.004**	**600**	**79.25**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

DESCRIPTION OF THE GROUP II COLLATERAL

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0.01 - 25.00	6	420,898.49	0.11	271	30.96	8.405	590	21.37
25.01 - 30.00	2	189,382.85	0.05	359	44.64	6.918	581	28.46
30.01 - 35.00	5	427,542.45	0.11	359	33.43	9.412	516	33.43
35.01 - 40.00	12	1,562,737.73	0.42	359	42.72	8.091	591	37.52
40.01 - 45.00	12	1,202,645.40	0.32	338	39.77	8.809	582	42.82
45.01 - 50.00	18	3,444,007.14	0.92	350	37.75	7.827	597	47.26
50.01 - 55.00	31	5,162,275.97	1.38	357	36.17	8.116	589	53.17
55.01 - 60.00	57	9,988,864.56	2.66	347	41.85	8.636	558	58.22
60.01 - 65.00	60	9,247,725.75	2.47	355	41.43	8.576	556	63.18
65.01 - 70.00	103	18,490,865.15	4.93	344	38.65	7.570	601	68.37
70.01 - 75.00	344	65,453,903.49	17.45	356	41.06	8.448	560	73.78
75.01 - 80.00	378	83,174,628.40	22.18	354	40.92	7.627	609	78.86
80.01 - 85.00	319	75,572,074.66	20.15	356	40.26	8.305	599	83.91
85.01 - 90.00	411	98,868,976.98	26.36	354	41.51	7.772	627	89.16
90.01 - 95.00	9	1,863,651.16	0.50	340	36.23	6.479	747	93.52
Total:	**1,767**	**375,070,180.18**	**100.00**	**354**	**40.76**	**8.004**	**600**	**79.25**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

DESCRIPTION OF THE GROUP II COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
500 - 519	177	27,717,777.81	7.39	358	42.54	9.153	509	69.50
520 - 539	263	47,121,286.66	12.56	358	41.82	9.364	528	76.08
540 - 559	243	50,181,111.40	13.38	357	40.93	8.478	551	79.47
560 - 579	227	43,364,146.15	11.56	354	40.23	8.262	568	78.83
580 - 599	147	30,152,489.18	8.04	358	42.82	8.178	588	79.97
600 - 619	152	28,309,377.42	7.55	352	41.47	7.960	608	80.36
620 - 639	166	43,006,295.34	11.47	353	41.04	7.694	629	81.29
640 - 659	127	30,525,074.46	8.14	355	39.79	7.266	649	83.88
660 - 679	126	34,917,349.96	9.31	352	38.91	6.898	669	80.89
680 - 699	49	14,143,285.97	3.77	343	39.07	6.633	689	81.14
700 - 719	42	12,675,403.08	3.38	353	38.52	6.485	711	81.32
720 - 739	16	4,804,986.08	1.28	332	40.90	6.483	733	81.32
740 - 759	12	2,932,699.58	0.78	355	36.23	6.331	752	83.07
760 - 779	9	2,009,365.24	0.54	358	31.75	6.091	770	86.53
780 - 799	8	2,486,094.30	0.66	318	40.01	6.145	784	79.36
800 - 819	3	723,437.55	0.19	218	41.84	6.383	801	77.45
Total:	**1,767**	**375,070,180.18**	**100.00**	**354**	**40.76**	**8.004**	**600**	**79.25**

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
<= 20.00	93	19,577,126.78	5.22	349	14.02	7.859	606	79.01
20.01 - 25.00	95	17,798,916.76	4.75	355	23.05	7.573	617	78.58
25.01 - 30.00	133	23,514,756.19	6.27	350	28.06	7.942	601	76.53
30.01 - 35.00	186	34,291,154.53	9.14	354	32.96	7.859	603	77.73
35.01 - 40.00	235	47,565,967.13	12.68	348	38.20	7.874	609	78.47
40.01 - 45.00	324	72,048,986.77	19.21	354	43.13	7.998	595	80.47
45.01 - 50.00	523	128,169,636.92	34.17	357	48.21	7.929	608	80.70
50.01 - 55.00	178	32,103,635.10	8.56	357	53.28	9.034	550	76.03
Total:	**1,767**	**375,070,180.18**	**100.00**	**354**	**40.76**	**8.004**	**600**	**79.25**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
California	216	82,244,441.07	21.93	355	41.57	7.481	618	78.72
Florida	229	39,803,880.18	10.61	355	41.23	8.025	592	79.29
New York	95	31,621,622.44	8.43	359	42.61	8.180	600	76.95
Massachusetts	69	23,158,937.21	6.17	357	38.54	6.421	625	82.51
New Jersey	81	22,730,334.81	6.06	358	43.59	8.757	584	77.16
Maryland	68	18,317,398.85	4.88	359	43.23	8.090	589	78.68
Texas	114	13,790,876.86	3.68	341	41.33	8.886	575	76.74
Ohio	99	12,602,718.74	3.36	351	38.60	8.236	597	80.92
Illinois	53	10,239,092.14	2.73	359	43.68	9.585	563	79.23
Arizona	53	9,402,205.38	2.51	357	40.71	8.069	594	80.92
Pennsylvania	64	9,172,960.94	2.45	353	41.20	8.112	578	78.84
Washington	39	9,109,190.62	2.43	354	38.11	7.751	610	82.91
Michigan	64	8,702,594.15	2.32	354	41.75	8.407	578	81.95
Georgia	41	7,862,710.74	2.10	344	38.00	8.245	619	82.02
Minnesota	36	7,175,196.77	1.91	347	32.25	7.493	628	81.14
Wisconsin	50	6,680,562.01	1.78	344	40.04	8.535	605	79.69
Connecticut	24	6,645,063.03	1.77	355	43.30	7.972	610	78.22
Nevada	21	6,625,444.24	1.77	359	34.25	7.666	597	78.35
Hawaii	19	5,626,366.64	1.50	354	36.46	7.209	625	74.71
Alabama	46	4,740,587.34	1.26	355	41.29	9.091	577	81.74
North Carolina	31	3,892,105.48	1.04	352	41.19	9.506	568	82.57
Missouri	30	3,831,595.50	1.02	346	37.42	8.145	613	81.32
Tennessee	28	3,397,365.92	0.91	340	41.56	8.510	594	82.04
Maine	18	3,186,345.92	0.85	358	37.65	8.768	576	73.59
Louisiana	28	3,005,233.47	0.80	332	41.09	8.564	573	77.27
Indiana	25	2,565,053.14	0.68	352	39.36	8.866	594	84.27
Colorado	12	2,298,343.14	0.61	353	30.10	8.065	619	79.56
Rhode Island	10	2,187,715.85	0.58	359	44.73	7.919	570	78.11
Mississippi	15	1,859,013.97	0.50	341	33.64	8.567	568	80.97
Oklahoma	16	1,856,789.60	0.50	347	37.42	8.813	577	83.85
South Carolina	10	1,685,974.52	0.45	359	40.44	8.807	580	81.04
Utah	12	1,667,547.80	0.44	345	40.95	7.898	615	79.95
New Hampshire	8	1,254,166.85	0.33	347	36.30	7.713	588	70.45
Oregon	8	1,151,087.14	0.31	359	41.29	7.964	570	77.24
Kentucky	5	1,021,475.41	0.27	359	36.97	8.063	604	79.28
Delaware	4	953,931.54	0.25	336	42.45	8.050	573	81.08
Alaska	3	754,309.06	0.20	358	45.17	8.810	544	81.12
Iowa	8	738,826.70	0.20	312	39.64	8.622	605	82.32
Kansas	5	527,183.99	0.14	325	35.13	9.052	600	82.28
Arkansas	6	509,699.78	0.14	344	43.57	8.947	584	83.22
North Dakota	1	148,422.20	0.04	359	38.00	9.200	557	90.00
Washington DC	1	144,816.02	0.04	358	37.00	8.300	519	71.43
Idaho	1	117,260.67	0.03	357	47.00	8.250	640	90.00
Montana	1	63,732.35	0.02	359	30.00	12.150	588	85.00
Total:	**1,767**	**375,070,180.18**	**100.00**	**354**	**40.76**	**8.004**	**600**	**79.25**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

DESCRIPTION OF THE GROUP II COLLATERAL

Occupancy Status

OCCUPANCY STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Owner Occupied	1,727	369,115,586.38	98.41	354	40.74	7.991	600	79.35
Non-Owner Occupied	26	2,982,026.87	0.80	340	39.62	9.750	601	74.85
Second Home	14	2,972,566.93	0.79	352	45.24	7.904	581	71.85
Total:	**1,767**	**375,070,180.18**	**100.00**	**354**	**40.76**	**8.004**	**600**	**79.25**

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Full Documentation	1,337	286,950,824.08	76.51	354	40.87	7.859	604	79.90
Limited Documentation	282	55,425,398.00	14.78	355	39.86	8.418	580	78.90
Stated Documentation	148	32,693,958.10	8.72	355	41.37	8.577	601	74.18
Total:	**1,767**	**375,070,180.18**	**100.00**	**354**	**40.76**	**8.004**	**600**	**79.25**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Refinance-Debt Consolidation Cash Out**	1,560	337,077,561.72	89.87	354	40.67	8.058	597	78.97
Purchase	134	23,384,759.63	6.23	358	40.32	7.508	634	81.7C
Refinance-Debt Consolidation No Cash Out***	73	14,607,858.83	3.89	356	43.67	7.541	621	81.8C
Total:	**1,767**	**375,070,180.18**	**100.00**	**354**	**40.76**	**8.004**	**600**	**79.25**

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.
*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

DESCRIPTION OF THE GROUP II COLLATERAL

Credit Grade

RISK CATEGORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
8A	73	21,235,390.66	5.66	342	39.58	6.351	740	81.90
7A	60	17,163,823.63	4.58	344	36.93	6.562	693	80.88
6A	119	32,946,806.21	8.78	352	39.17	6.846	669	81.53
5A	108	27,772,941.55	7.40	355	40.34	7.174	649	84.36
4A	139	35,629,338.84	9.50	352	41.19	7.542	631	81.29
3A	129	25,667,161.22	6.84	351	40.85	7.787	615	79.55
2A	294	66,156,855.06	17.64	356	40.22	7.981	581	81.74
A	230	45,601,472.69	12.16	357	41.69	8.293	568	80.66
B	345	61,021,728.74	16.27	358	42.28	9.307	540	75.91
C	244	38,267,438.39	10.20	356	41.54	9.179	522	70.57
D	26	3,607,223.19	0.96	355	43.24	9.921	515	58.57
Total:	**1,767**	**375,070,180.18**	**100.00**	**354**	**40.76**	**8.004**	**600**	**79.25**

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Single Family Detached	1,536	324,710,068.12	86.57	354	40.62	7.964	601	79.38
Two-Four Family	77	21,190,430.65	5.65	357	42.54	8.656	590	76.84
PUD Detached	79	16,619,390.52	4.43	356	41.92	8.154	588	80.60
Condominium	43	8,934,951.60	2.38	354	40.48	7.505	599	80.62
Manufactured Housing	21	2,299,860.89	0.61	343	39.12	8.138	654	73.36
Single Family Attached	10	1,229,516.05	0.33	359	37.62	8.395	543	71.69
PUD Attached	1	85,962.35	0.02	359	21.00	10.050	549	51.50
Total:	**1,767**	**375,070,180.18**	**100.00**	**354**	**40.76**	**8.004**	**600**	**79.25**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE GROUP II COLLATERAL

Prepayment Charge Term at Origination

PREPAYMENT CHARGE TERM AT ORIGINATION (months)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0	708	160,075,199.25	42.68	356	41.26	8.288	596	78.82
12	25	7,548,211.15	2.01	359	43.28	7.560	636	79.24
24	9	3,936,336.62	1.05	333	34.84	7.077	644	84.01
30	5	1,332,396.02	0.36	359	46.86	8.516	557	84.12
36	1,020	202,178,037.14	53.90	352	40.35	7.810	601	79.47
Total:	**1,767**	**375,070,180.18**	**100.00**	**354**	**40.76**	**8.004**	**600**	**79.25**

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Conforming	1,410	209,336,496.96	55.81	352	40.52	8.404	582	77.72
Non-Conforming	357	165,733,683.22	44.19	356	41.07	7.498	623	81.18
Total:	**1,767**	**375,070,180.18**	**100.00**	**354**	**40.76**	**8.004**	**600**	**79.25**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE GROUP II COLLATERAL

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
11.500 - 11.999	10	3,880,987.03	1.32	359	29.45	5.889	657	77.47
12.000 - 12.499	43	13,701,207.52	4.66	359	41.99	6.284	668	80.30
12.500 - 12.999	181	55,151,371.84	18.77	358	40.63	6.777	619	80.35
13.000 - 13.499	107	28,405,029.36	9.67	359	40.96	7.291	604	79.93
13.500 - 13.999	199	48,875,378.22	16.63	358	41.81	7.791	584	79.09
14.000 - 14.499	131	23,967,649.42	8.16	357	38.08	8.242	552	75.24
14.500 - 14.999	240	46,291,134.60	15.75	357	42.88	8.759	557	78.71
15.000 - 15.499	111	18,228,457.22	6.20	356	41.22	9.257	553	78.60
15.500 - 15.999	164	26,216,917.08	8.92	357	42.09	9.698	549	77.80
16.000 - 16.499	46	7,740,925.02	2.63	359	44.90	10.278	548	80.04
16.500 - 16.999	83	12,858,216.63	4.38	358	42.82	10.731	549	78.76
17.000 - 17.499	20	2,493,068.87	0.85	354	38.14	11.202	537	75.27
17.500 - 17.999	19	3,745,056.79	1.27	359	47.30	11.795	563	83.53
18.000 - 18.499	10	1,606,834.97	0.55	358	42.36	12.275	544	77.99
18.500 - 18.999	4	664,042.22	0.23	359	45.82	12.548	541	83.38
Total:	**1,368**	**293,826,276.79**	**100.00**	**358**	**41.38**	**8.217**	**582**	**78.96**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE GROUP II COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	10	3,880,987.03	1.32	359	29.45	5.889	657	77.47
6.000 - 6.499	43	13,701,207.52	4.66	359	41.99	6.284	668	80.30
6.500 - 6.999	181	55,151,371.84	18.77	358	40.63	6.777	619	80.35
7.000 - 7.499	107	28,405,029.36	9.67	359	40.96	7.291	604	79.93
7.500 - 7.999	199	48,875,378.22	16.63	358	41.81	7.791	584	79.09
8.000 - 8.499	131	23,967,649.42	8.16	357	38.08	8.242	552	75.24
8.500 - 8.999	240	46,291,134.60	15.75	357	42.88	8.759	557	78.71
9.000 - 9.499	111	18,228,457.22	6.20	356	41.22	9.257	553	78.60
9.500 - 9.999	164	26,216,917.08	8.92	357	42.09	9.698	549	77.80
10.000 - 10.499	46	7,740,925.02	2.63	359	44.90	10.278	548	80.04
10.500 - 10.999	83	12,858,216.63	4.38	358	42.82	10.731	549	78.76
11.000 - 11.499	20	2,493,068.87	0.85	354	38.14	11.202	537	75.27
11.500 - 11.999	19	3,745,056.79	1.27	359	47.30	11.795	563	83.53
12.000 - 12.499	10	1,606,834.97	0.55	358	42.36	12.275	544	77.99
12.500 - 12.999	4	664,042.22	0.23	359	45.82	12.548	541	83.38
Total:	**1,368**	**293,826,276.79**	**100.00**	**358**	**41.38**	**8.217**	**582**	**78.96**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

DESCRIPTION OF THE GROUP II COLLATERAL

Margins of the Adjustable-Rate Loans

RANGE OF MORTGAGE MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2.750 - 2.999	2	726,000.00	0.25	359	47.45	5.995	711	83.88
3.000 - 3.249	1	125,890.44	0.04	359	49.00	6.700	556	30.00
3.250 - 3.499	13	4,293,133.32	1.46	359	41.43	6.563	610	79.31
3.500 - 3.749	23	8,077,564.25	2.75	359	40.20	6.579	591	84.38
3.750 - 3.999	3	1,008,765.49	0.34	357	31.89	6.585	630	85.23
4.000 - 4.249	6	1,253,358.99	0.43	359	37.89	8.833	555	80.57
4.250 - 4.499	46	8,779,210.46	2.99	359	44.48	9.716	562	79.08
4.500 - 4.749	4	915,945.74	0.31	359	46.44	7.243	677	62.22
4.750 - 4.999	13	4,513,265.97	1.54	359	40.75	6.680	720	85.66
5.000 - 5.249	12	4,792,184.65	1.63	356	41.23	6.508	676	82.33
5.250 - 5.499	50	15,663,766.94	5.33	359	39.35	6.934	664	83.11
5.500 - 5.749	69	19,232,264.53	6.55	359	39.15	7.290	643	83.54
5.750 - 5.999	119	34,023,472.41	11.58	358	42.34	7.599	620	80.69
6.000 - 6.249	293	62,917,405.64	21.41	357	40.80	8.041	586	81.63
6.250 - 6.499	204	40,754,524.92	13.87	358	41.16	8.387	561	79.24
6.500 - 6.749	311	55,410,372.87	18.86	358	42.34	9.216	537	75.67
6.750 - 6.999	199	31,339,150.17	10.67	357	42.15	9.288	521	69.64
Total:	**1,368**	**293,826,276.79**	**100.00**	**358**	**41.38**	**8.217**	**582**	**78.96**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

DESCRIPTION OF THE GROUP II COLLATERAL

Next Rate Adjustment Date of the Adjustable-Rate Loans

NEXT RATE ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
February 2007	2	323,966.91	0.11	355	16.29	7.072	602	81.05
March 2007	27	5,637,731.20	1.92	355	44.67	9.355	566	78.47
April 2007	112	20,822,457.29	7.09	356	41.26	8.555	571	79.46
May 2007	137	28,989,529.09	9.87	357	42.01	8.564	557	79.24
June 2007	947	207,482,246.90	70.61	358	41.60	8.180	585	78.91
July 2007	1	135,000.00	0.05	240	42.00	8.500	624	87.10
March 2008	3	629,622.34	0.21	356	39.31	6.952	615	81.13
April 2008	9	1,096,805.15	0.37	357	38.69	8.374	579	73.85
May 2008	13	3,089,136.90	1.05	355	34.12	7.790	583	77.06
June 2008	117	25,619,781.01	8.72	357	39.64	7.682	601	79.08
Total:	**1,368**	**293,826,276.79**	**100.00**	**358**	**41.38**	**8.217**	**582**	**78.96**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE GROUP II COLLATERAL

Initial Periodic Rate Cap of the Adjustable-Rate Loans

INITIAL PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2.000	1,368	293,826,276.79	100.00	358	41.38	8.217	582	78.96
Total:	**1,368**	**293,826,276.79**	**100.00**	**358**	**41.38**	**8.217**	**582**	**78.96**

Subsequent Periodic Rate Cap of the Adjustable-Rate Loans

SUBSEQUENT PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
1.000	1,368	293,826,276.79	100.00	358	41.38	8.217	582	78.96
Total:	**1,368**	**293,826,276.79**	**100.00**	**358**	**41.38**	**8.217**	**582**	**78.96**

Insured AVM

INSURED AVM	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Non-Insured AVM	1,522	323,085,631.70	86.14	354	41.24	8.145	592	79.50
Insured AVM	245	51,984,548.48	13.86	352	37.80	7.125	652	77.68
Total:	**1,767**	**375,070,180.18**	**100.00**	**354**	**40.76**	**8.004**	**600**	**79.25**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE IO COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Cut-off Date. Balances and percentages are based on the Cut-off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	618		
Aggregate Current Principal Balance:	$159,965,821.06		
Average Current Principal Balance:	$258,844.37		$60,000.00 - $747,000.00
Aggregate Original Principal Balance:	$159,967,616.00		
Average Original Principal Balance:	$258,847.28		$60,000.00 - $747,000.00
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Mortgage Rates:	7.135%		5.750% - 11.500%
Wtd. Avg. Original Term to Maturity (months):	360		360 - 360
Wtd. Avg. Remaining Term to Maturity (months):	359		358 - 359
Wtd. Avg. Margin (ARM Loans Only):	5.350%		1.750% - 6.000%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):	13.144%		11.750% - 17.500%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):	7.144%		5.750% - 11.500%
Wtd. Avg. Original LTV:	81.09%		13.50% - 95.00%
Wtd. Avg. Borrower FICO:	652		620 - 787
Geographic Distribution (Top 5):	CA	31.22%	
	NY	11.43%	
	MA	7.25%	
	NJ	6.43%	
	MD	6.13%	

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE IO COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2Yr/6 Mo Libor (IO)	449	120,735,130.00	75.48	359	40.15	7.193	650	82.07
3Yr/6 Mo Libor (IO)	82	19,143,740.06	11.97	359	39.48	6.835	653	78.14
Fixed (IO)	87	20,086,951.00	12.56	359	38.42	7.075	663	78.02
Total:	**618**	**159,965,821.06**	**100.00**	**359**	**39.86**	**7.135**	**652**	**81.09**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION ($)	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	MORTGAGE RATES (%)*	FICO*	OLTV (%)*
50,000.01 - 100,000.00	41	3,282,603.00	2.05	359	37.63	7.817	652	74.23
100,000.01 - 150,000.00	110	14,062,702.00	8.79	359	37.52	7.316	649	79.12
150,000.01 - 200,000.00	100	17,887,060.00	11.18	359	38.94	7.058	653	80.76
200,000.01 - 250,000.00	95	21,248,920.00	13.28	359	39.64	7.127	648	81.41
250,000.01 - 300,000.00	74	20,415,072.00	12.76	359	40.70	7.018	649	81.16
300,000.01 - 350,000.00	55	17,870,986.00	11.17	359	40.05	7.141	649	81.09
350,000.01 - 400,000.00	47	17,404,094.00	10.88	359	39.21	7.040	655	82.75
400,000.01 - 450,000.00	34	14,410,416.00	9.01	359	43.17	6.883	664	81.15
450,000.01 - 500,000.00	25	11,989,055.00	7.49	359	36.32	7.336	651	81.08
500,000.01 - 550,000.00	16	8,418,161.00	5.26	359	40.93	7.194	658	81.19
550,000.01 - 600,000.00	10	5,745,747.00	3.59	359	42.78	7.124	658	85.03
600,000.01 - 650,000.00	6	3,708,800.00	2.32	359	38.55	7.511	661	82.79
650,000.01 - 700,000.00	2	1,352,000.00	0.85	359	45.50	6.775	626	79.53
700,000.01 - 750,000.00	3	2,172,000.00	1.36	359	48.04	7.395	630	77.11
Total:	**618**	**159,967,616.00**	**100.00**	**359**	**39.86**	**7.135**	**652**	**81.09**

*Based on the original balances of the Mortgage Loans.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE IO COLLATERAL

Principal Balance as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
50,000.01 - 100,000.00	41	3,282,602.88	2.05	359	37.63	7.817	652	74.23
100,000.01 - 150,000.00	110	14,062,471.55	8.79	359	37.52	7.316	649	79.12
150,000.01 - 200,000.00	100	17,887,059.81	11.18	359	38.94	7.058	653	80.76
200,000.01 - 250,000.00	95	21,248,919.75	13.28	359	39.64	7.127	648	81.41
250,000.01 - 300,000.00	74	20,415,071.89	12.76	359	40.70	7.018	649	81.16
300,000.01 - 350,000.00	55	17,869,422.69	11.17	359	40.05	7.141	649	81.09
350,000.01 - 400,000.00	47	17,404,093.82	10.88	359	39.21	7.040	655	82.75
400,000.01 - 450,000.00	34	14,410,415.91	9.01	359	43.17	6.883	664	81.15
450,000.01 - 500,000.00	25	11,989,054.90	7.49	359	36.32	7.336	651	81.08
500,000.01 - 550,000.00	16	8,418,160.94	5.26	359	40.93	7.194	658	81.19
550,000.01 - 600,000.00	10	5,745,746.96	3.59	359	42.78	7.124	658	85.03
600,000.01 - 650,000.00	6	3,708,799.97	2.32	359	38.55	7.511	661	82.79
650,000.01 - 700,000.00	2	1,351,999.99	0.85	359	45.50	6.775	626	79.53
700,000.01 - 750,000.00	3	2,172,000.00	1.36	359	48.04	7.395	630	77.11
Total:	**618**	**159,965,821.06**	**100.00**	**359**	**39.86**	**7.135**	**652**	**81.09**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
301 - 360	618	159,965,821.06	100.00	359	39.86	7.135	652	81.09
Total:	**618**	**159,965,821.06**	**100.00**	**359**	**39.86**	**7.135**	**652**	**81.09**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE IO COLLATERAL

Mortgage Rates

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	20	5,993,315.94	3.75	359	33.98	5.908	675	70.65
6.000 - 6.499	86	24,137,651.00	15.09	359	39.08	6.291	667	78.83
6.500 - 6.999	221	59,945,034.82	37.47	359	39.68	6.754	652	79.83
7.000 - 7.499	102	24,910,600.79	15.57	359	39.50	7.247	647	83.47
7.500 - 7.999	117	28,176,471.71	17.61	359	42.37	7.743	645	83.37
8.000 - 8.499	25	5,552,922.94	3.47	359	37.64	8.224	640	84.16
8.500 - 8.999	21	4,658,802.93	2.91	359	41.20	8.738	664	87.18
9.000 - 9.499	9	2,326,252.98	1.45	359	41.81	9.259	629	82.59
9.500 - 9.999	11	2,961,748.98	1.85	359	40.28	9.727	626	85.73
10.000 - 10.499	4	837,737.99	0.52	359	41.97	10.202	656	84.75
10.500 - 10.999	1	99,430.99	0.06	359	33.00	10.500	634	90.00
11.500 - 11.999	1	365,849.99	0.23	359	44.00	11.500	641	90.00
Total:	**618**	**159,965,821.06**	**100.00**	**359**	**39.86**	**7.135**	**652**	**81.09**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

DESCRIPTION OF THE IO COLLATERAL

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0.01 - 25.00	3	190,538.00	0.12	359	34.85	8.819	639	15.68
25.01 - 30.00	4	528,500.00	0.33	359	36.22	6.588	679	28.70
30.01 - 35.00	4	703,000.00	0.44	359	32.38	6.572	656	32.26
35.01 - 40.00	3	546,272.25	0.34	359	27.80	6.631	662	37.58
40.01 - 45.00	6	743,837.99	0.46	359	36.44	7.161	649	42.31
45.01 - 50.00	5	1,318,301.98	0.82	359	36.25	6.486	652	46.32
50.01 - 55.00	13	2,420,330.96	1.51	359	41.35	6.731	670	52.91
55.01 - 60.00	15	3,171,592.96	1.98	359	39.43	6.874	642	57.28
60.01 - 65.00	14	3,364,848.97	2.10	359	38.12	6.699	642	62.12
65.01 - 70.00	36	9,976,498.88	6.24	359	38.53	6.641	655	67.82
70.01 - 75.00	31	8,754,662.92	5.47	359	40.45	6.951	650	72.74
75.01 - 80.00	99	28,549,153.82	17.85	359	39.90	6.990	651	78.83
80.01 - 85.00	96	29,294,621.71	18.31	359	38.17	7.165	652	83.54
85.01 - 90.00	284	69,179,117.63	43.25	359	41.04	7.339	651	89.24
90.01 - 95.00	5	1,224,542.99	0.77	359	39.70	7.503	720	93.72
Total:	**618**	**159,965,821.06**	**100.00**	**359**	**39.86**	**7.135**	**652**	**81.09**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.


AMERIQUEST
MORTGAGE COMPANY

DESCRIPTION OF THE IO COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
620 - 639	230	58,770,187.48	36.74	359	41.35	7.457	629	80.91
640 - 659	186	46,257,869.58	28.92	359	39.02	7.095	649	82.31
660 - 679	152	39,014,917.07	24.39	359	38.60	6.829	668	79.72
680 - 699	21	7,431,213.96	4.65	359	40.09	6.904	686	82.39
700 - 719	11	3,542,046.00	2.21	359	39.48	6.589	710	80.19
720 - 739	11	3,122,253.98	1.95	359	38.27	6.744	729	80.47
740 - 759	5	1,302,633.00	0.81	359	46.16	7.075	752	82.19
760 - 779	1	332,799.99	0.21	359	24.00	6.250	760	80.00
780 - 799	1	191,900.00	0.12	359	48.00	7.600	787	95.00
Total:	**618**	**159,965,821.06**	**100.00**	**359**	**39.86**	**7.135**	**652**	**81.09**

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
<= 20.00	31	7,604,324.93	4.75	359	13.51	7.111	651	80.44
20.01 - 25.00	35	8,468,302.92	5.29	359	23.55	6.892	660	77.83
25.01 - 30.00	32	8,376,829.94	5.24	359	27.50	6.749	664	77.03
30.01 - 35.00	80	17,331,668.85	10.83	359	32.97	7.122	650	79.87
35.01 - 40.00	102	26,326,341.27	16.46	359	38.35	7.151	651	81.64
40.01 - 45.00	135	32,918,289.66	20.58	359	43.34	7.142	650	81.93
45.01 - 50.00	203	58,940,063.49	36.85	359	48.11	7.221	652	81.88
Total:	**618**	**159,965,821.06**	**100.00**	**359**	**39.86**	**7.135**	**652**	**81.09**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

DESCRIPTION OF THE IO COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
California	145	49,948,855.57	31.22	359	41.23	6.983	653	79.05
New York	58	18,277,002.96	11.43	359	40.63	7.452	650	80.41
Massachusetts	41	11,600,140.94	7.25	359	38.79	6.369	657	80.10
New Jersey	35	10,288,123.94	6.43	359	40.01	7.353	656	79.24
Maryland	37	9,813,325.86	6.13	359	39.67	7.501	643	83.42
Florida	39	7,881,887.87	4.93	359	38.13	7.205	652	81.67
Washington	20	5,003,471.96	3.13	359	36.90	7.068	645	85.22
Arizona	23	4,687,501.93	2.93	359	41.41	6.969	652	84.37
Georgia	21	3,799,458.94	2.38	359	40.29	7.464	652	85.38
Illinois	20	3,787,945.98	2.37	359	40.50	7.733	640	80.31
Nevada	12	3,700,673.98	2.31	359	35.54	6.805	655	80.14
Connecticut	10	3,445,599.97	2.15	359	43.61	7.057	657	78.54
Michigan	20	3,374,137.95	2.11	359	41.01	7.484	649	85.26
Minnesota	14	2,744,684.98	1.72	359	42.53	7.460	660	88.32
Hawaii	9	2,641,910.97	1.65	359	38.27	6.714	668	76.15
Wisconsin	12	2,453,837.96	1.53	359	35.77	7.509	664	86.28
Colorado	8	1,855,719.99	1.16	359	30.47	7.777	647	83.63
Tennessee	12	1,309,544.98	0.82	359	41.12	7.167	664	87.56
Pennsylvania	9	1,293,514.99	0.81	359	39.79	6.901	666	80.97
Indiana	7	1,257,100.00	0.79	359	39.95	7.293	650	84.68
Rhode Island	6	1,166,409.96	0.73	359	42.96	6.878	650	83.33
Alabama	6	936,099.99	0.59	359	38.46	7.289	648	84.38
Ohio	7	896,063.51	0.56	358	30.43	7.266	646	85.90
Kentucky	4	881,500.00	0.55	359	34.73	7.000	681	85.77
New Hampshire	4	845,549.97	0.53	359	40.02	6.721	653	77.07
Maine	4	839,449.99	0.52	359	41.76	7.065	650	81.31
Missouri	5	799,671.98	0.50	359	37.76	6.823	651	87.84
Utah	4	720,600.00	0.45	359	39.98	6.892	646	85.91
Oregon	4	675,799.99	0.42	359	21.41	7.068	647	84.75
Louisiana	3	486,696.99	0.30	359	37.36	7.052	629	78.61
North Carolina	3	439,200.00	0.27	359	42.25	7.365	639	84.85
Texas	3	414,900.99	0.26	359	30.75	7.755	627	89.81
Kansas	4	402,900.99	0.25	359	34.02	7.648	646	88.07
South Carolina	2	375,000.00	0.23	359	38.00	8.595	631	88.28
Mississippi	1	243,910.00	0.15	359	30.00	6.500	657	82.13
Washington DC	1	170,500.00	0.11	359	28.00	6.800	663	56.83
North Dakota	1	130,949.99	0.08	359	44.00	8.990	656	90.00
Delaware	1	130,000.00	0.08	359	50.00	7.900	628	87.25
Vermont	1	92,500.00	0.06	359	41.00	8.350	672	70.61
Oklahoma	1	91,800.00	0.06	359	45.00	6.600	661	90.00
Arkansas	1	61,874.99	0.04	359	47.00	9.300	642	85.94
Total:	**618**	**159,965,821.06**	**100.00**	**359**	**39.86**	**7.135**	**652**	**81.09**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE IO COLLATERAL

Occupancy Status

OCCUPANCY STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Owner Occupied	617	159,464,231.06	99.69	359	39.86	7.139	652	81.14
Second Home	1	501,590.00	0.31	359	39.00	5.750	662	66.70
Total:	**618**	**159,965,821.06**	**100.00**	**359**	**39.86**	**7.135**	**652**	**81.09**

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Full Documentation	480	124,072,146.47	77.56	359	39.88	7.031	653	81.51
Limited Documentation	61	15,557,059.81	9.73	359	38.71	7.242	648	82.52
Stated Documentation	77	20,336,614.78	12.71	359	40.58	7.686	647	77.48
Total:	**618**	**159,965,821.06**	**100.00**	**359**	**39.86**	**7.135**	**652**	**81.09**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Refinance-Debt Consolidation Cash Out**	550	144,841,952.93	90.55	359	39.73	7.163	651	80.91
Refinance-Debt Consolidation No Cash Out***	41	8,194,908.17	5.12	359	41.69	6.861	654	83.63
Purchase	27	6,928,959.96	4.33	359	40.36	6.882	670	81.96
Total:	**618**	**159,965,821.06**	**100.00**	**359**	**39.86**	**7.135**	**652**	**81.09**

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.
*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE IO COLLATERAL

Credit Grade

RISK CATEGORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
8A	22	6,960,192.97	4.35	359	39.56	6.748	732	80.77
7A	23	7,455,653.96	4.66	359	38.70	6.785	690	81.80
6A	145	37,166,406.12	23.23	359	38.51	6.826	668	80.21
5A	173	43,279,165.60	27.06	359	39.44	7.082	649	82.36
4A	215	54,453,637.56	34.04	359	41.45	7.418	631	80.92
3A	9	2,295,264.95	1.43	359	37.47	6.940	661	69.63
2A	31	8,355,499.90	5.22	359	39.54	7.627	635	82.42
Total:	**618**	**159,965,821.06**	**100.00**	**359**	**39.86**	**7.135**	**652**	**81.09**

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Single Family Detached	531	136,821,745.27	85.53	359	39.54	7.160	651	81.14
Two-Four Family	32	10,224,953.93	6.39	359	40.56	6.936	659	75.74
Condominium	28	6,664,330.94	4.17	359	42.96	6.886	653	82.52
PUD Detached	23	5,592,599.93	3.50	359	41.65	7.111	652	86.78
Single Family Attached	3	470,290.99	0.29	359	47.60	7.696	660	90.00
PUD Attached	1	191,900.00	0.12	359	48.00	7.600	787	95.00
Total:	**618**	**159,965,821.06**	**100.00**	**359**	**39.86**	**7.135**	**652**	**81.09**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE IO COLLATERAL

Prepayment Charge Term at Origination

PREPAYMENT CHARGE TERM AT ORIGINATION (months)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0	275	74,230,927.40	46.40	359	39.26	7.375	653	81.61
12	16	4,126,576.96	2.58	359	43.31	7.306	644	77.36
24	2	1,084,250.00	0.68	359	32.31	6.415	658	81.32
30	1	164,000.00	0.10	359	41.00	6.600	639	79.61
36	324	80,360,066.70	50.24	359	40.33	6.915	651	80.81
Total:	**618**	**159,965,821.06**	**100.00**	**359**	**39.86**	**7.135**	**652**	**81.09**

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Conforming	497	103,228,952.50	64.53	359	39.33	7.122	651	80.56
Non-Conforming	121	56,736,868.56	35.47	359	40.82	7.159	654	82.07
Total:	**618**	**159,965,821.06**	**100.00**	**359**	**39.86**	**7.135**	**652**	**81.09**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE IO COLLATERAL

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
11.500 - 11.999	17	4,847,725.94	3.47	359	34.25	5.914	670	73.16
12.000 - 12.499	76	21,091,801.00	15.08	359	40.12	6.284	665	78.71
12.500 - 12.999	196	53,885,787.82	38.52	359	39.48	6.757	650	80.40
13.000 - 13.499	84	21,011,569.79	15.02	359	39.39	7.253	646	83.92
13.500 - 13.999	97	23,768,211.71	16.99	359	43.18	7.734	643	83.72
14.000 - 14.499	19	4,628,742.94	3.31	359	37.64	8.232	637	84.78
14.500 - 14.999	16	4,054,009.93	2.90	359	40.69	8.748	665	87.09
15.000 - 15.499	9	2,326,252.98	1.66	359	41.81	9.259	629	82.59
15.500 - 15.999	11	2,961,748.98	2.12	359	40.28	9.727	626	85.73
16.000 - 16.499	4	837,737.99	0.60	359	41.97	10.202	656	84.75
16.500 - 16.999	1	99,430.99	0.07	359	33.00	10.500	634	90.00
17.500 - 17.999	1	365,849.99	0.26	359	44.00	11.500	641	90.00
Total:	**531**	**139,878,870.06**	**100.00**	**359**	**40.06**	**7.144**	**651**	**81.54**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE IO COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	17	4,847,725.94	3.47	359	34.25	5.914	670	73.16
6.000 - 6.499	76	21,091,801.00	15.08	359	40.12	6.284	665	78.71
6.500 - 6.999	196	53,885,787.82	38.52	359	39.48	6.757	650	80.40
7.000 - 7.499	84	21,011,569.79	15.02	359	39.39	7.253	646	83.92
7.500 - 7.999	97	23,768,211.71	16.99	359	43.18	7.734	643	83.72
8.000 - 8.499	19	4,628,742.94	3.31	359	37.64	8.232	637	84.78
8.500 - 8.999	16	4,054,009.93	2.90	359	40.69	8.748	665	87.09
9.000 - 9.499	9	2,326,252.98	1.66	359	41.81	9.259	629	82.59
9.500 - 9.999	11	2,961,748.98	2.12	359	40.28	9.727	626	85.73
10.000 - 10.499	4	837,737.99	0.60	359	41.97	10.202	656	84.75
10.500 - 10.999	1	99,430.99	0.07	359	33.00	10.500	634	90.00
11.500 - 11.999	1	365,849.99	0.26	359	44.00	11.500	641	90.00
Total:	**531**	**139,878,870.06**	**100.00**	**359**	**40.06**	**7.144**	**651**	**81.54**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

DESCRIPTION OF THE IO COLLATERAL

Margins of the Adjustable-Rate Loans

RANGE OF MORTGAGE MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
1.750 - 1.999	1	210,589.99	0.15	359	32.00	6.550	620	83.24
2.500 - 2.749	2	489,999.99	0.35	359	41.06	6.406	644	73.27
2.750 - 2.999	2	726,000.00	0.52	359	47.45	5.995	711	83.88
3.250 - 3.499	5	1,680,899.97	1.20	359	39.53	6.386	656	82.58
3.500 - 3.749	20	5,463,100.96	3.91	359	40.44	6.486	648	81.61
4.000 - 4.249	5	842,500.00	0.60	359	39.19	7.510	639	85.76
4.250 - 4.499	14	2,742,945.98	1.96	359	40.50	7.783	639	77.92
4.500 - 4.749	2	643,876.00	0.46	359	46.32	6.716	715	57.45
4.750 - 4.999	14	4,824,563.97	3.45	359	39.85	6.842	734	86.54
5.000 - 5.249	26	7,823,233.20	5.59	359	39.54	6.626	678	80.14
5.250 - 5.499	117	29,945,192.87	21.41	359	38.62	6.933	665	81.89
5.500 - 5.749	140	36,110,241.61	25.82	359	38.69	7.081	646	82.02
5.750 - 5.999	157	41,832,107.63	29.91	359	42.36	7.479	631	80.91
6.000 - 6.249	26	6,543,617.89	4.68	359	38.82	7.820	637	82.55
Total:	**531**	**139,878,870.06**	**100.00**	**359**	**40.06**	**7.144**	**651**	**81.54**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE IO COLLATERAL

Next Rate Adjustment Date of the Adjustable-Rate Loans

NEXT RATE ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
May 2007	4	870,907.23	0.62	358	37.30	6.778	660	80.01
June 2007	445	119,864,222.77	85.69	359	40.18	7.196	650	82.09
May 2008	3	310,492.26	0.22	358	33.48	7.612	644	83.61
June 2008	79	18,833,247.80	13.46	359	39.58	6.822	653	78.05
Total:	**531**	**139,878,870.06**	**100.00**	**359**	**40.06**	**7.144**	**651**	**81.54**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.


AMERIQUEST
MORTGAGE COMPANY

DESCRIPTION OF THE IO COLLATERAL

Initial Periodic Rate Cap of the Adjustable-Rate Loans

INITIAL PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2.000	531	139,878,870.06	100.00	359	40.06	7.144	651	81.54
Total:	**531**	**139,878,870.06**	**100.00**	**359**	**40.06**	**7.144**	**651**	**81.54**

Subsequent Periodic Rate Cap of the Adjustable-Rate Loans

SUBSEQUENT PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
1.000	531	139,878,870.06	100.00	359	40.06	7.144	651	81.54
Total:	**531**	**139,878,870.06**	**100.00**	**359**	**40.06**	**7.144**	**651**	**81.54**

Insured AVM

INSURED AVM	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Non-Insured AVM	407	109,358,458.41	68.36	359	40.39	7.147	653	83.42
Insured AVM	211	50,607,362.65	31.64	359	38.70	7.109	649	76.08
Total:	**618**	**159,965,821.06**	**100.00**	**359**	**39.86**	**7.135**	**652**	**81.09**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



FOR ADDITIONAL INFORMATION PLEASE CALL:

CSFB Contacts

Banking

Boris Grinberg	(212) 325-4375
Kenny Rosenberg	(212) 325-3587
Sean Walker	(212) 325-4310
Stephen Marchi	(212) 325-0785

Structuring

Balazs Foldvari	(212) 538-3549

Collateral

Kashif Gilani	(212) 325-8697
David Steinberg	(212) 325-2774

ABS Syndicate

Tricia Hazelwood	(212) 325-8549
Melissa Simmons	(212) 325-8549
Jim Drvostep	(212) 325-8549
Garrett Smith	(212) 325-8549

Rating Agencies

Standard & Poor's

Carissa Hinman	(212) 438-1567

Moody's

Navneet Agarwal	(212) 553-3674

Fitch

Andrea Murad	(212) 908-0896
Natasha Hanson	(212) 908-0272
Julianna Lee	(212) 908-0285

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

TERM SHEET
$664,894,000 *(Approximate Offered Certificates)*

Asset-Backed Pass-Through Certificates, Series 2005-R6

July 20, 2005

Ameriquest Mortgage Securities Inc.


AMERIQUEST® MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc.
(Depositor)

Ameriquest Mortgage Company
(Originator)

Ameriquest Mortgage Company
(Master Servicer)

All terms and statements are subject to change.

CREDIT SUISSE | FIRST BOSTON

Deutsche Bank 

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



COMPUTATIONAL MATERIALS DISCLAIMER

The information contained in the attached materials (the "Information") has been provided by Credit Suisse First Boston LLC ("CSFB"). The Information contained herein is preliminary and subject to change. The Information does not include all of the information required to be included in the final prospectus relating to the securities. As such, the Information may not reflect the impact of all structural characteristics of the securities. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Prospective investors in the securities should read the relevant documents filed, or to be filed, with the Securities and Exchange Commission (the "Commission") because they contain important information. Such documents may be obtained without charge at the Commission's website. Although a registration statement (including the base prospectus) relating to the securities discussed in this communication has been filed with the Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not yet been filed with the Commission. Prospective purchasers are recommended to review the final prospectus and prospectus supplement relating to the securities ("Offering Documents") discussed in this communication.

Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the CSFB syndicate desk or from the Commission's website.

There shall not be any offer or sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Please contact the CSFB Syndicate Desk at (212) 325-8549 for additional information.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



TERM SHEET DATED July 20, 2005

Ameriquest Mortgage Securities Inc.
Asset-Backed Pass-Through Certificates, Series 2005-R6

$664,894,000

(Approximate Offered Certificates)

Subject to Revision

Class	Approximate Size ($)	Type[1,2]	WAL (yrs) Call[3] / Mat[4]	Principal Payment Window Call[3] / Mat[4]	Pmt Delay (days)	Interest Accrual Basis	Stated Final Maturity	Expected Ratings S&P/Moody's/Fitch	Initial Credit Enhancement (%)
Offered Certificates									
A-1A	$531,916,000	FLT/SR	2.49 / 2.71	1 - 85 / 1 - 198	0	Actual/360	August 2035	AAA/Aaa/AAA	19.40%
A-1B	$132,978,000	FLT/SR MEZ	2.49 / 2.71	1 - 85 / 1 - 198	0	Actual/360	August 2035	AAA/Aaa/AAA	19.40%
Non-Offered Certificates									
A-2[5]	$302,306,000	FLT/SR	Not Offered		0	Actual/360	August 2035	AAA/Aaa/AAA	19.40%
M-1	$57,000,000	FLT/MEZ	Not Offered		0	Actual/360	August 2035	AA+/NR/AA+	14.65%
M-2	$49,800,000	FLT/MEZ	Not Offered		0	Actual/360	August 2035	AA/NR/AA	10.50%
M-3	$13,800,000	FLT/MEZ	Not Offered		0	Actual/360	August 2035	AA-/NR/AA-	9.35%
M-4	$18,000,000	FLT/MEZ	Not Offered		0	Actual/360	August 2035	A+/NR/A+	7.85%
M-5	$16,800,000	FLT/MEZ	Not Offered		0	Actual/360	August 2035	A/NR/A	6.45%
M-6	$12,600,000	FLT/MEZ	Not Offered		0	Actual/360	August 2035	A-/NR/A-	5.40%
M-7	$10,200,000	FLT/MEZ	Not Offered		0	Actual/360	August 2035	BBB+/NR/BBB+	4.55%
M-8	$11,400,000	FLT/MEZ	Not Offered		0	Actual/360	August 2035	BBB/NR/BBB	3.60%
M-9	$11,400,000	FLT/MEZ	Not Offered		0	Actual/360	August 2035	BBB-/NR/BBB-	2.65%
M-10	$13,200,000	FLT/MEZ	Not Offered		0	Actual/360	August 2035	BB+/NR/BB+	1.55%
M-11	$6,600,000	FLT/MEZ	Not Offered		0	Actual/360	August 2035	BB/NR/BB	1.00%
CE	$12,000,664	N/A	Not Offered		N/A			N/R	N/A
P	$100	N/A	Not Offered		N/A			N/R	N/A
R	N/A	N/A	Not Offered		N/A			N/R	N/A

(1) The interest rate on each of the Certificates (other than the Class A-2 Certificates), is subject to the related Net WAC Rate Cap.
(2) The Adjustable Rate Certificates (other than the Class A-2 Certificates) will accrue interest at a rate not greater than the related Maximum Cap Rate.
(3) To 10% Optional Termination at the pricing speed.
(4) *To maturity at the pricing speed.*
(5) The interest rate on the Class A-2 Certificates is not subject to any rate limitations, except in the case of a Group II Swap Provider default, in which case, the interest rate on the Class A-2 Certificates will be subject to the related Net WAC Rate Cap and will not accrue interest greater than the related Maximum Cap Rate.

Pricing Speed ("PPC")

Fixed-Rate Mortgage Loans	2% CPR growing to 20% CPR over 10 months.
Adjustable-Rate Mortgage Loans	100% PPC, which is 5% CPR in month 1, an additional 2% CPR for each month thereafter, building to 27% CPR in month 12 and remaining constant at 27% CPR until month 23, increasing to and remaining constant at 60% CPR from month 24 until month 27 and decreasing and remaining constant at 30% CPR from month 28 and thereafter; provided, however, the prepayment rate will not exceed 85% CPR per annum in any period for any percentage of PPC.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Part I: Key Terms

Parties:

Depositor:	Ameriquest Mortgage Securities Inc.
Originator:	Ameriquest Mortgage Company.
Master Servicer:	Ameriquest Mortgage Company.
Trustee and Swap Administrator:	Deutsche Bank National Trust Company.
Swap Provider:	TBD.
Group II Swap Provider:	TBD.
Co-Lead Underwriters:	Credit Suisse First Boston LLC and Deutsche Bank Securities, Inc.
Co-Managers:	Bear, Stearns & Co. Inc. and Goldman, Sachs & Co.

Collateral:

Mortgage Loans:

As of the Cut-off Date, 7,095 Adjustable-Rate and Fixed-Rate, first-lien, closed-end, subprime mortgage loans with LTVs at origination not in excess of 95% and an aggregate scheduled principal balance as of the Cut-off Date of approximately $1,200,000,764. References to percentages or balances herein are based on the aggregate scheduled principal balance of such Mortgage Loans on the Cut-off Date. Although the final collateral will not differ materially from that described herein, amounts in any particular bucket may differ, perhaps significantly. For the purpose of calculating interest and principal on the Class A Certificates, the Mortgage Loans have been divided into two loan groups, designated as follows:

Group I Mortgage Loans: 5,328 Adjustable-Rate and Fixed-Rate Mortgage Loans with an aggregate scheduled principal balance as of the Cut-off Date of approximately $824,930,584 and with principal balances at origination that conform to principal balance limits of Freddie Mac.

Group II Mortgage Loans: 1,767 Adjustable-Rate and Fixed-Rate Mortgage Loans with an aggregate scheduled principal balance as of the Cut-off Date of approximately $375,070,180 and with principal balances at origination that may or may not conform to principal balance limits of Fannie Mae and Freddie Mac.

Approximately 21.52% of the Mortgage Loans were originated using an insured automated valuation model ("Insured AVM"). Upon the liquidation of a related mortgaged property, if the Insured AVM is determined to have overstated the mortgaged property's value as of the date originally made, the Insured AVM Insurer is liable for the lesser of: (i) losses of principal and (ii) the amount by which the Insured AVM overstated the mortgaged property's value at origination. St. Paul Fire and Marine Insurance Company (the "Insured AVM Insurer") is the provider under the master policy for the Insured AVM.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

Dates:

Cut-off Date:	The close of business on July 1, 2005.
Distribution Dates:	The 25th day of each month or, if the 25th day is not a business day, the next business day, beginning in August 2005.
Record Date:	Adjustable-Rate Certificates: the close of business on the business day immediately preceding the related Distribution Date.
	Retained Certificates: the close of business on the last business day of the month preceding the month in which the related Distribution Date occurs.
Expected Pricing Date:	The week of July 18, 2005.
Expected Closing Date:	On or about July 29, 2005.

Designations:

Certificates:	Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6.
Adjustable-Rate Certificates:	Class A Certificates and Class M Certificates.
Class A Certificates:	Class A-1A, Class A-1B and Class A-2 Certificates.
Class M Certificates:	Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10 and Class M-11 Certificates.
Offered Certificates:	Class A Certificates (other than the Class A-2 Certificates).
Non-Offered Certificates:	Class A-2, Class M, Class CE, Class P and Residual Certificates.
Residual Certificates:	Class R Certificates.
Retained Certificates:	Class CE, Class P and Residual Certificates.
Group I Certificates:	Class A-1A and Class A-1B Certificates, which evidence interests in the Group I Mortgage Loans.
Group II Certificates:	Class A-2 Certificates, which evidence interests in the Group II Mortgage Loans.

Other Terms:

Source for Calculation of One-Month LIBOR:	Moneyline Telerate page 3750.
ERISA:	The Offered Certificates will not be ERISA eligible as of the Closing Date.
SMMEA Eligibility:	The Offered Certificates will constitute "mortgage related securities" for purposes of SMMEA.
Federal Taxation:	The Trust will be established as one or more REMICs for federal income tax purposes.
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	With respect to the Offered Certificates, $25,000 and integral multiples of $1 in excess.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Part II: Definitions/Description of the Certificates

Determination Date:	The 10th day of the month or, if such day is not a business day, the business day immediately preceding such 10th day.
Due Period:	For each Distribution Date, the period from the second day of the immediately preceding month to the first day of the month in which such Distribution Date occurs.
Prepayment Period:	For the first Distribution Date, the Cut-off Date to and including the initial Determination Date, and for all other Distribution Dates, the day after the prior Determination Date to and including the Determination Date in the month in which such Distribution Date occurs.
Interest Accrual Basis:	For any Distribution Date and each class of Adjustable-Rate Certificates, will be Actual/360. The Adjustable-Rate Certificates will settle flat and will have no payment delay.
Administrative Fee Rate:	The sum of (a) the Servicing Fee Rate (0.50% per annum),(b) the Trustee Fee Rate (0.0019% per annum) and (c) with respect to the Group II Mortgage Loans, the Group II Swap Agreement Fee rate.
Expense Adjusted Net Mortgage Rate:	The mortgage rate of each Mortgage Loan minus the Administrative Fee Rate.
Expense Adjusted Net Maximum Mortgage Rate:	The per annum rate equal to the applicable maximum mortgage rate (or the mortgage rate for such Mortgage Loan in the case of the fixed-rate Mortgage Loans) of each Mortgage Loan minus the Administrative Fee Rate.
Optional Termination:	The Master Servicer and the NIMS Insurer, if any, in that order, may purchase all of the Mortgage Loans and REO properties and retire the Certificates on or after the Optional Termination Date.
Optional Termination Date:	The first Distribution Date on which the aggregate principal balance of the Mortgage Loans is less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.
Credit Enhancement:	Excess Interest; Net Swap Payments received from the Swap Provider (if any); Overcollateralization ("OC"); and Subordination.
Initial Overcollateralization Target Percentage:	Approximately 1.00%.
Overcollateralization Floor:	The aggregate principal balance of the Mortgage Loans as of the Cut-off Date multiplied by 0.50%.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

Overcollateralization Target Amount: For any Distribution Date, (i) prior to the Stepdown Date, an amount equal to the Initial Overcollateralization Target Percentage of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, (ii) on or after the Stepdown Date, provided a Trigger Event is not in effect, the greater of (x) 2x the Initial Overcollateralization Target Percentage of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and (y) the Overcollateralization Floor or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date.

Stepdown Date: The earlier of (i) the first Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later of (A) the 37th Distribution Date and (B) the date that the Credit Enhancement Percentage for the Class A Certificates is greater than or equal to 2x the Class A Initial Credit Enhancement Percentage.

Credit Enhancement Percentage: The percentage obtained by dividing (x) the aggregate Certificate Principal Balance of each class of Certificates with a lower distribution priority by (y) the aggregate principal balance of the Mortgage Loans.

Class	Initial CE%	Target CE% On/After Stepdown Date
A	19.40%	2x Initial CE%
M-1	14.65%	2x Initial CE%
M-2	10.50%	2x Initial CE%
M-3	9.35%	2x Initial CE%
M-4	7.85%	2x Initial CE%
M-5	6.45%	2x Initial CE%
M-6	5.40%	2x Initial CE%
M-7	4.55%	2x Initial CE%
M-8	3.60%	2x Initial CE%
M-9	2.65%	2x Initial CE%
M-10	1.55%	2x Initial CE%
M-11	1.00%	2x Initial CE%

Overcollateralization Reduction Amount: For any Distribution Date, the lesser of (A) the principal remittance amount on such Distribution Date and (B) the excess, if any, of (i) the Overcollateralized Amount for such Distribution Date (calculated for this purpose only after assuming that 100% of the principal remittance amount on such Distribution Date has been distributed) over (ii) the Overcollateralization Target Amount for such Distribution Date.

Overcollateralized Amount: For any Distribution Date will be the excess, if any, of (a) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments received or advanced on or before the related Determination Date and principal prepayments received during the related Prepayment Period) over (b) the aggregate Certificate Principal Balance of the Class A, Class M and Class P Certificates, after giving effect to distributions to be made on such Distribution Date.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Net Monthly Excess Cashflow: For any Distribution Date, the sum of (x) any Overcollateralization Reduction Amount and (y) the excess of the Available Funds, net of any Net Swap Payment made by the Trustee and the Swap Termination Payments, if any, made by the Trustee, over the sum of (i) the monthly interest accrued and any unpaid interest on the Class A Certificates and the monthly interest accrued on the Class M Certificates and (ii) the principal remittance amount.

Allocation of Losses: Any Realized Losses on the Mortgage Loans on any Distribution Date will first be absorbed by the Class CE Certificates. If on any Distribution Date as a result of Realized Losses on the Mortgage Loans, the aggregate certificate principal balance of the Class A and Class M Certificates exceeds the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period such excess, (the "Realized Loss Amount") will be allocated in the following order: Class M-11, Class M-10, Class M-9, Class M-8, Class M-7, Class M-6, Class M-5, Class M-4, Class M-3, Class M-2 and Class M-1 Certificates. There will be no allocation of Realized Losses on the Mortgage Loans to the Class A Certificates or the Class P Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of such Certificates all principal and interest amounts to which they are then entitled. Once Realized Losses are allocated to the Class M Certificates, such amounts with respect to such Certificates will no longer accrue interest. However, the amount of any Realized Losses allocated to the Class M Certificates may be distributed to the holders of those certificates from Net Monthly Excess Cashflow (including certain amounts received by the Swap Administrator from the Swap Agreement, if any), sequentially, as described in the Pooling and Servicing Agreement.

Net WAC Rate Cap: Group I Certificates or Group II Certificates: The per annum rate (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period) equal to a fraction, expressed as a percentage, the numerator of which is the amount of interest which accrued on the Mortgage Loans in the related loan group in the prior calendar month minus the Trustee Fee and the Servicing Fee payable with respect to the related Mortgage Loans for such Distribution Date and the Group I Allocation Percentage or Group II Allocation Percentage of any Net Swap Payment made to the Swap Provider and with respect to the Group II Certificates, the Group II Swap Agreement Fee payable to the Group II Swap Provider for such Distribution Date and the denominator of which is the aggregate principal balance of the Mortgage Loans in the related loan group as of the last day of the immediately preceding Due Period (or as of the Cut-off Date with respect to the first Distribution Date), after giving effect to principal prepayments received during the related Prepayment Period.

Class M Certificates: The per annum rate (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period) equal to (x) the weighted average (weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group, the current principal balance of the related Class A Certificates), of (i) the Net WAC Rate Cap for the Group I Certificates and (ii) the Net WAC Rate Cap for the Group II Certificates (without regard to the Group II Swap Provider Fee rate).

Group I Allocation Percentage: The aggregate principal balance of the Group I Mortgage Loans divided by the sum of the aggregate principal balance of the Group I Mortgage Loans and the Group II Mortgage Loans.

Group II Allocation Percentage: The aggregate principal balance of the Group II Mortgage Loans divided by the sum of the aggregate principal balance of the Group I Mortgage Loans and the Group II Mortgage Loans.

Pass-Through Rate: For the Adjustable-Rate Certificates (other than the Group II Certificates), and any Distribution Date, the lesser of (x) the related Formula Rate for such Distribution Date and (y) the related Net WAC Rate Cap for such Distribution Date. With respect to the Group II Certificates, the Pass-Through Rate (a) so long as a default under the Group II Swap Agreement has not occurred and is not continuing, will equal LIBOR plus the applicable margin for such Distribution Date and (b) if a swap default has occurred and is continuing, will equal the lesser of (x) the related Formula Rate for such Distribution Date and (y) the related Net WAC Rate Cap for such Distribution Date.

Formula Rate: For any Distribution Date and any class of Adjustable-Rate Certificates, the lesser of (i) LIBOR plus the applicable certificate margin and (ii) the related Maximum Cap Rate.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Maximum Cap Rate:

Group I Certificates or Group II Certificates: The per annum rate (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period) equal to the sum of (x) the weighted average of the Expense Adjusted Net Maximum Mortgage Rates of the Mortgage Loans in the related loan group and (y) the Net Swap Payment made by the Swap Provider, if any, expressed as a percentage of the balance of the Mortgage Loans (the "Net Swap Payment Rate").

Class M Certificates: The per annum rate (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period) equal to (x) the weighted average (weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group, the current principal balance of the related Class A Certificates), of (i) the Maximum Cap Rate for the Group I Certificates and (ii) the Maximum Cap Rate for the Group II Certificates (without regard to the Group II Swap Provider Fee rate).

Coupon Step-up:

After the Optional Termination Date, if the Master Servicer (or NIMs Insurer, if any) fails to exercise its right to terminate the Trust, the certificate margins on any then outstanding Certificates will increase according to the following:

Class	After Optional Termination
Class A Certificates	2 x Applicable Margin
Class M Certificates	1.5 x Applicable Margin

Net WAC Rate Carryover Amount:

For any Distribution Date, (i) the excess of (a) the amount of interest such class would have accrued for such Distribution Date had the applicable Pass-Through Rate not been subject to the Net WAC Rate Cap, over (b) the amount of interest such class of Certificates accrued for such Distribution Date based on the Net WAC Rate Cap, together with the unpaid portion of any such amounts from the prior Distribution Date and (ii) accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Net WAC Rate Cap. The Net WAC Rate Carryover Amount will be distributed from certain amounts received by the Swap Administrator from the Swap Agreement, if any, and from the Net Monthly Excess Cashflow on a subordinated basis on the same Distribution Date or in any subsequent period. The ratings on each class of Certificates do not address the likelihood of the payment of any Net WAC Rate Carryover Amount.

Swap Agreement:

On the Closing Date, the Trustee will enter into a Swap Agreement with an initial notional amount of $[1,200,000,000] (the "Swap Agreement"). Under the Swap Agreement, the Trust will be obligated to pay an amount equal to [4.30]% per annum on the notional amount as set forth in the Swap Agreement to the Swap Provider and the Trust will be entitled to receive an amount equal to one-month LIBOR on the notional amount as set forth in the Swap Agreement from the Swap Provider, until the Swap Agreement is terminated. Only the net amount of the two obligations will be paid by the appropriate party ("Net Swap Payment"). See the attached schedule.

Generally, the Net Swap Payment will be deposited into a swap account (the "Swap Account") by the Swap Administrator pursuant to the Pooling and Servicing Agreement and a swap administration agreement and amounts on deposit in the Swap Account will be distributed in accordance with the terms set forth in the Pooling and Servicing Agreement.

Upon early termination of the Swap Agreement, the Trust or the Swap Provider may be liable to make a termination payment (the "Swap Termination Payment") to the other party (regardless of which party caused the termination). The Swap Termination Payment will be computed in accordance with the procedures set forth in the Swap Agreement **In the event that the Trust is required to make a Swap Termination Payment, that payment will be paid on the related Distribution Date, and on any subsequent Distribution Dates until paid in full, generally, prior to distributions to Certificateholders.**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

Group II Swap Agreement: On the Closing Date, the Trustee will enter into a Swap Agreement for the benefit of the Group II Certificates (the "Group II Swap Agreement"). On the business day prior to a Distribution Date while the Group II Certificates remain outstanding, the Trust will be obligated to make a payment to the Group II Swap Provider at rate equal to the lesser of the related Formula Rate and the applicable Net WAC Rate Cap, plus the fee owed to the Group II Swap Provider with respect to the Group II Swap Agreement (the "Group II Swap Agreement Fee") and the Group II Swap Provider will be obligated to make a payment to the Trustee at the related Pass-Through Rate, in each case, on a scheduled notional amount equal to the lesser of (a) the certificate principal balance of the Group II Certificates and (b) the aggregate principal balance of the Group II Mortgage Loans for such Distribution Date. The Group II Swap Agreement will terminate on the earlier of the Distribution Date (i) in [August 2035] or (ii) on which the Group II Certificates have been reduced to zero. The net amount of the two obligations will be paid by the parties, and the Group II Swap Agreement Fee will be paid to the Group II Swap Provider. The Group II Swap Agreement will cover the portion of interest distributions to the Group II Certificates, if any, representing interest in excess of the Group II Net WAC Rate Cap. The Group II Swap Agreement will not cover any credit-related interest losses on the mortgage loans, Relief Act shortfalls or prepayment interest shortfalls.

Upon early termination of the Group II Swap Agreement, the Trust or the Group II Swap Provider may be liable to make a termination payment (the "Group II Swap Termination Payment") to the other party (regardless of which party caused the termination). The Group II Swap Termination Payment will be computed in accordance with the procedures set forth in the related swap agreement. **In the event that the Trust is required to make a Group II Swap Termination Payment, that payment will be paid on the related Distribution Date, and on any subsequent Distribution Dates until paid in full, generally, prior to distributions to Certificateholders.**

Interest Carry Forward Amount: For each class of Class A and Class M Certificates, on any Distribution Date, the sum of (i) the excess of (a) the accrued certificate interest for such class with respect to the prior Distribution Date (excluding any Net WAC Rate Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (b) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such excess at the Pass-Through Rate for such class.

Available Funds: For any Distribution Date, the sum, net of amounts reimbursable to the Master Servicer or the Trustee, of: (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due during the related Due Period and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds, subsequent recoveries and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the related Prepayment Period or proceeds from the repurchase of the Mortgage Loans due to the Optional Termination of the Trust); (iii) all Master Servicer Advances with respect to the Mortgage Loans received for such Distribution Date and (iv) all compensating interest paid by the Master Servicer in respect of prepayment interest shortfalls for the related period.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Class A Principal Distribution Amount:

Prior to the Stepdown Date, or if a Trigger Event is in effect, the Class A Certificates will receive the principal collected on the related Mortgage Loans plus any Net Monthly Excess Cashflow required to maintain the Overcollateralization Target Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. On or after the Stepdown Date, if no Trigger Event is in effect, principal paid on the Class A Certificates will be an amount such that each of the Class A Certificates will maintain 2x the Class A Initial Credit Enhancement Percentage as set forth in the Credit Enhancement Percentage table included herein.

Principal distributions on the Group I Certificates will be allocated concurrently, on a *pro rata* basis; *provided, however,* if a Sequential Trigger Event is in effect, principal distributions will be allocated sequentially, to the Class A1A and Class A1B Certificates, until their respective certificate principal balances have been reduced to zero.

Principal distributions on the Group II Certificates will be allocated to the Class A-2 Certificates, until its certificate principal balance has been reduced to zero.

Notwithstanding the foregoing, if the aggregate Certificate Principal Balance of the Group I or Group II Certificates is reduced to zero, then the amount of principal distributions from the related loan group on subsequent Distribution Dates will be distributed to the group(s) of Class A Certificates remaining outstanding, to the extent necessary to provide all required principal distributions to such Certificates.

Sequential Trigger Event:

A Sequential Trigger Event is in effect if (i) the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period (after giving effect to scheduled payments received or advanced on or before the related Determination Date and principal prepayments received during the related Prepayment Period) divided by the sum of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds (x) on any Distribution Date before the 25th Distribution Date, [1.60]%, or (y) on any Distribution Date from and including the 25th Distribution Date through and including the 36th Distribution Date, [1.60]% for the first month plus an additional 1/12th of [1.40]% for each month thereafter, or (ii) after the 36th Distribution Date, a Trigger Event is in effect.

Class M Principal Distribution Amount:

The Class M Certificates will not receive any principal payments prior to the Stepdown Date. On or after the Stepdown Date (if no Trigger Event is in effect), principal will be paid on the Class M Certificates in the following order: to the Class M-1 Certificates until it reaches 2x the Class M-1 Initial Credit Enhancement Percentage, then to the Class M-2 Certificates until it reaches 2x the Class M2 Initial Credit Enhancement Percentage, then to the Class M3 Certificates until it reaches 2x the Class M3 Initial Credit Enhancement Percentage, then to the Class M4 Certificates until it reaches 2x the Class M-4 Initial Credit Enhancement Percentage, then to the Class M-5 Certificates until it reaches 2x the Class M-5 Initial Credit Enhancement Percentage, then to the Class M-6 Certificates until it reaches 2x the Class M-6 Initial Credit Enhancement Percentage, then to the Class M-7 Certificates until it reaches 2x the Class M-7 Initial Credit Enhancement Percentage, then to the Class M-8 Certificates until it reaches 2x the Class M-8 Initial Credit Enhancement Percentage, then to the Class M-9 Certificates until it reaches 2x the Class M-9 Initial Credit Enhancement Percentage, then to the Class M-10 Certificates until it reaches 2x the Class M-10 Initial Credit Enhancement Percentage and then to the Class M-11 Certificates until it reaches 2x the Class M-11 Initial Credit Enhancement Percentage, in each case, as set forth in the Credit Enhancement Percentage table included herein.

If a Trigger Event is in effect, principal payments will be paid sequentially first to the Class A Certificates and then to the Class M Certificates in their order of seniority until the Certificate Principal Balance of each such class is reduced to zero.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

Trigger Event: If either the Delinquency Trigger Event or Cumulative Loss Test is violated.

Delinquency Trigger Event: The percentage obtained by dividing (x) the aggregate Stated Principal Balance of (i) Mortgage Loans Delinquent 60 days or more, (ii) REO Properties and (iii) Mortgage Loans in foreclosure and in bankruptcy by (y) the aggregate Stated Principal Balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds a percentage (as specified in the Pooling and Servicing Agreement) of the Credit Enhancement Percentage for the most senior class of certificates then outstanding. In the case of the Class A Certificates, the percentage will be [42.00]%.

Cumulative Loss Test: The aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period (reduced by the aggregate amount of subsequent recoveries received from the Cut-off Date through the last day of the related Due Period) divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the approximate applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring In	Percentage
August 2007 through July 2008	[1.60]% for the first month plus an additional 1/12th of [1.40]% for each month thereafter
August 2008 through July 2009	[3.00]% for the first month plus an additional 1/12th of [1.50]% for each month thereafter
August 2009 through July 2010	[4.50]% for the first month plus an additional 1/12th of [1.00]% for each month thereafter
August 2010 through July 2011	[5.50]% for the first month plus an additional 1/12th of [0.50]% for each month thereafter
August 2011 and thereafter	[6.00]%

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

Payment Priority:

On each Distribution Date, distributions will be made as follows:

From collections on all the Mortgage Loans, to pay any Net Swap Payment or the Swap Termination Payment owed to the Swap Provider and other fees and expenses of the Trust.

From collections on the Group II Mortgage Loans, the Group II Swap Agreement Fee or the Group II Swap Termination Payment owed to the Group II Swap Provider.

From Available Funds, to pay interest on the Class A Certificates *pro rata*, including any accrued unpaid interest from a prior Distribution Date and then to pay interest excluding any accrued unpaid interest from prior Distribution Dates to the Class M Certificates, sequentially.

From Available Funds, to pay principal on the Class A and Class M Certificates, in accordance with the principal payment provisions described above.

From Net Monthly Excess Cashflow, if any, to the Certificates then entitled to receive distributions in respect of principal an additional payment of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the required Overcollateralization Target Amount.

From Net Monthly Excess Cashflow, if any, to pay Interest Carry Forward Amounts to Class M Certificates, sequentially.

From Net Monthly Excess Cashflow, if any, to pay any Realized Losses allocated to the Class M Certificates, sequentially.

From Net Monthly Excess Cashflow, if any, to pay the Net WAC Rate Carryover Amount on the Class A and Class M Certificates in the same order of priority as described above, *provided, however*, any Net WAC Rate Carryover Amount owed to the Group II Certificates (without taking into account amounts distributed pursuant to the Group II Swap Agreement) will be paid to the Group II Swap Provider for reimbursement of amounts paid by the Group II Swap Provider pursuant to the Group II Swap Agreement.

From Net Monthly Excess Cashflow, if any, to pay to the Group II Swap Provider, to the extent unpaid above, the Group II Swap Agreement Fee or the Group II Swap Termination Payment owed to the Group II Swap Provider.

From Net Monthly Excess Cashflow, if any, to pay any remaining amount to the Class CE and Class R Certificates in accordance with the Pooling and Servicing Agreement.

From the Swap Account (other than from amounts received pursuant to the Group II Swap Agreement), to pay any unpaid interest on the Class A Certificates, *pro rata*, including any accrued unpaid interest from a prior Distribution Date and then to pay any unpaid interest including any accrued unpaid interest from prior Distribution Dates to the Class M Certificates, sequentially.

From the Swap Account (other than from amounts received pursuant to the Group II Swap Agreement), to pay the Net WAC Rate Carryover Amount on the Class A and Class M Certificates remaining unpaid in the same order of priority as described above.

From the Swap Account, from amounts received pursuant to the Group II Swap Agreement, to pay to the Group II Certificates, any unpaid interest.

From the Swap Account, to pay any principal first, on the Class A Certificates, *pro rata*, and second, on the Class M Certificates, sequentially, in accordance with the principal payment provisions described above in an amount necessary to maintain the applicable Overcollateralization Target Amount.

From the Swap Account, to pay any Realized Losses remaining on the Class M Certificates, sequentially.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Part III: Relevant Bond Analytics

Swap Schedule

Distribution Date	Notional Schedule ($)	Distribution Date	Notional Schedule ($)
08/25/05	1,200,000,000	07/25/08	240,771,917
09/25/05	1,188,786,806	08/25/08	230,634,147
10/25/05	1,174,354,234	09/25/08	220,941,318
11/25/05	1,156,708,769	10/25/08	211,673,236
12/25/05	1,135,880,579	11/25/08	202,810,645
01/25/06	1,111,925,161	12/25/08	194,335,183
02/25/06	1,084,923,982	01/25/09	186,229,344
03/25/06	1,054,984,826	02/25/09	178,476,432
04/25/06	1,022,280,802	03/25/09	171,060,525
05/25/06	987,047,437	04/25/09	163,966,439
06/25/06	950,192,904	05/25/09	157,179,694
07/25/06	911,897,456	06/25/09	150,686,476
08/25/06	875,165,188	07/25/09	144,473,614
09/25/06	839,932,027	08/25/09	138,528,542
10/25/06	806,136,140	09/25/09	132,839,273
11/25/06	773,718,264	10/25/09	127,394,374
12/25/06	742,621,601	11/25/09	122,182,938
01/25/07	712,791,713	12/25/09	0
02/25/07	684,176,423		
03/25/07	656,725,724		
04/25/07	630,391,683		
05/25/07	603,209,622		
06/25/07	577,052,701		
07/25/07	508,191,185		
08/25/07	448,986,467		
09/25/07	398,952,322		
10/25/07	355,938,584		
11/25/07	340,697,373		
12/25/07	326,138,035		
01/25/08	312,225,626		
02/25/08	298,930,721		
03/25/08	286,224,832		
04/25/08	274,081,034		
05/25/08	262,473,661		
06/25/08	251,378,411		

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

Sensitivity Analysis - To Optional Termination Date

		0% ppc	50% ppc	75% ppc	100% ppc	125% ppc	150% ppc
A-1A	Average Life (years)	19.27	4.91	3.36	2.49	1.85	1.43
	First Payment Period	1	1	1	1	1	1
	Last Payment Period	346	170	116	85	65	36
	Window (months)	346	170	116	85	65	36
A-1B	Average Life (years)	19.27	4.91	3.36	2.49	1.85	1.43
	First Payment Period	1	1	1	1	1	1
	Last Payment Period	346	170	116	85	65	36
	Window (months)	346	170	116	85	65	36

Sensitivity Analysis - To Maturity

		0% ppc	50% ppc	75% ppc	100% ppc	125% ppc	150% ppc
A-1A	Average Life (years)	19.31	5.26	3.64	2.71	2.03	1.43
	First Payment Period	1	1	1	1	1	1
	Last Payment Period	359	323	256	198	157	36
	Window (months)	359	323	256	198	157	36
A-1B	Average Life (years)	19.31	5.26	3.64	2.71	2.03	1.43
	First Payment Period	1	1	1	1	1	1
	Last Payment Period	359	323	256	198	157	36
	Window (months)	359	323	256	198	157	36

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent hat any such valuations represent levels where actual trades may occur.



Net WAC Cap and Effective Maximum Rate for the Group I Certificates

Period	NWC[1] (%)	Max Rate [2, 3] (%)
1	7.64	24.21
2	6.54	23.06
3	6.65	23.10
4	6.55	22.92
5	6.66	22.93
6	6.56	22.71
7	6.57	22.57
8	6.92	22.77
9	6.58	22.24
10	6.70	22.16
11	6.60	21.84
12	6.72	21.72
13	6.62	21.38
14	6.62	21.16
15	6.75	21.06
16	6.64	20.73
17	6.78	20.64
18	6.66	20.31
19	6.67	20.10
20	7.09	20.33
21	6.68	19.71
22	6.87	19.68
23	6.74	19.33
24	7.92	20.07
25	7.75	19.19
26	7.75	18.58
27	7.94	18.23
28	7.76	17.89
29	7.95	17.94
30	7.78	18.20
31	7.79	18.05
32	8.19	18.36
33	7.79	17.75
34	8.00	17.87
35	7.80	17.50
36	8.13	18.37
37	7.92	17.97
38	7.92	17.84
39	8.13	17.96
40	7.92	17.60
41	8.13	17.74
42	7.93	18.01
43	7.93	17.89
44	8.61	18.68
45	7.93	17.64
46	8.14	17.84
47	7.92	17.43
48	8.14	18.28
49	7.92	17.85
50	7.92	17.74
51	8.14	17.94
52	7.92	17.52
53	8.48	11.42
54	8.20	11.11
55	8.20	11.09
56	9.07	12.26
57	8.19	11.06
58	8.45	11.42
59	8.17	11.04
60	8.44	11.46
61	8.16	11.08
62	8.16	11.06
63	8.42	11.41
64	8.14	11.03
65	8.41	11.38
66	8.13	11.00
67	8.13	10.99
68	8.99	12.15
69	8.11	10.96
70	8.38	11.31
71	8.10	10.93
72	8.37	11.27
73	8.09	10.90
74	8.08	10.88
75	8.35	11.23
76	8.07	10.85
77	8.33	11.20
78	8.06	10.82
79	8.05	10.80
80	8.60	11.53
81	8.04	10.77
82	8.30	11.12
83	8.03	10.74
84	8.29	11.08
85	8.02	10.71

(1) Assumes 1mLIBOR and 6mLIBOR stays at 3.433% and 3.870% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(3) The effective net funds cap rate ("Effective Rate") is computed in the same manner as the Net WAC Cap Rate after giving effect to Net Swap Payments received from the Swap Provider.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

Excess Spread

Period	Static LIBOR (basis points) [1]	1m LIBOR (%)	6m LIBOR (%)	Fwd LIBOR (basis points) [2]
1	3.44	3.433000	3.870000	3.44
2	2.81	3.616653	3.985099	2.81
3	2.83	3.807599	4.079333	2.83
4	2.82	3.918440	4.147363	2.82
5	2.83	4.031135	4.199058	2.83
6	2.82	4.228316	4.233402	2.81
7	2.83	4.112425	4.245843	2.81
8	2.88	4.172682	4.285043	2.86
9	2.83	4.208885	4.318403	2.80
10	2.86	4.223301	4.349343	2.82
11	2.85	4.233644	4.380951	2.79
12	2.88	4.301670	4.413359	2.80
13	2.86	4.343525	4.436267	2.77
14	2.86	4.369326	4.453659	2.75
15	2.90	4.391239	4.467851	2.78
16	2.87	4.409563	4.479146	2.73
17	2.91	4.424595	4.487849	2.76
18	2.88	4.436634	4.494263	2.71
19	2.88	4.445979	4.498691	2.70
20	3.00	4.452926	4.501435	2.82
21	2.89	4.457775	4.502788	2.68
22	2.98	4.460824	4.503041	2.76
23	2.94	4.462371	4.502481	2.71
24	4.00	4.462714	4.501393	3.94
25	3.94	4.462141	4.500062	3.82
26	3.93	4.460898	4.498773	3.77
27	3.97	4.459263	4.497815	3.79
28	3.91	4.457523	4.497481	3.71
29	3.97	4.455966	4.498063	3.78
30	3.92	4.454877	4.499855	3.90
31	3.92	4.454544	4.503148	3.88
32	4.05	4.455255	4.508156	4.03
33	3.90	4.457297	4.514757	3.85

Period	Static LIBOR (basis points) [1]	1m LIBOR (%)	6m LIBOR (%)	Fwd LIBOR (basis points) [2]
34	3.97	4.460955	4.522701	3.92
35	3.89	4.466519	4.531688	3.82
36	4.08	4.474274	4.541365	4.06
37	4.00	4.484040	4.551330	3.95
38	4.02	4.494129	4.561205	3.94
39	4.12	4.504081	4.570899	4.05
40	4.05	4.513880	4.580395	3.95
41	4.14	4.523509	4.589675	4.04
42	4.07	4.532951	4.598724	4.01
43	4.07	4.542190	4.607523	4.00
44	4.32	4.551209	4.616061	4.29
45	4.08	4.559992	4.624355	3.98
46	4.17	4.568521	4.632429	4.07
47	4.09	4.576780	4.640309	3.96
48	4.17	4.584753	4.648026	4.08
49	4.09	4.592459	4.655614	3.96
50	4.08	4.600035	4.663103	3.95
51	4.17	4.607517	4.670500	4.04
52	4.08	4.614907	4.677807	3.92
53	4.52	4.622207	4.685025	3.89
54	4.39	4.629417	4.692155	3.74
55	4.38	4.636538	4.699199	3.73
56	4.77	4.643573	4.706160	4.23
57	4.38	4.650522	4.713055	3.71
58	4.51	4.657387	4.719901	3.87
59	4.38	4.664170	4.726718	3.69
60	4.50	4.670871	4.733527	3.88
61	4.37	4.677507	4.740350	3.70
62	4.37	4.684145	4.747208	3.69
63	4.50	4.690808	4.754109	3.85
64	4.37	4.697503	4.761063	3.67
65	4.50	4.704237	4.768076	3.83
66	4.37	4.711018	4.775157	3.68

Period	Static LIBOR (basis points) [1]	1m LIBOR (%)	6m LIBOR (%)	Fwd LIBOR (basis points) [2]
67	4.36	4.717854	4.782312	3.67
68	4.75	4.724752	4.789529	4.17
69	4.36	4.731720	4.796703	3.65
70	4.49	4.738765	4.803702	3.82
71	4.36	4.745894	4.810386	3.64
72	4.49	4.753116	4.816610	3.83
73	4.36	4.760309	4.822219	3.65
74	4.36	4.766954	4.827074	3.64
75	4.49	4.772891	4.831119	3.80
76	4.36	4.778085	4.834318	3.63
77	4.49	4.782503	4.836637	3.79
78	4.36	4.786109	4.838038	3.63
79	4.37	4.788868	4.838489	3.63
80	4.62	4.790746	4.838020	3.97
81	4.37	4.791709	4.836948	3.63
82	4.50	4.791721	4.835674	3.80
83	4.37	4.790748	4.834618	3.63
84	4.50	4.788756	4.834220	3.80
85	4.38	4.786113	4.834940	3.64

(1) Assumes 1mLIBOR and 6mLIBOR stays at 3.433% and 3.870% respectively, and the cashflows are run to the Optional Termination at the pricing speed.

(2) Assumes forward 1mLIBOR and 6mLIBOR curves as of July 19, 2005; and cash flows are run to the Optional Termination at the pricing speed.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

PART IV: COLLATERAL STATISTICS

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Cut-off Date. Balances and percentages are based on the Cut-off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	7,095		
Aggregate Current Principal Balance:	$1,200,000,764.26		
Average Current Principal Balance:	$169,133.30		$59,209.02 - $749,246.20
Aggregate Original Principal Balance:	$1,201,177,642.00		
Average Original Principal Balance:	$169,299.17		$60,000.00 - $750,000.00
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Mortgage Rates:	8.012%		5.500% - 13.100%
Wtd. Avg. Original Term to Maturity (months):	354		120 - 360
Wtd. Avg. Remaining Term to Maturity (months):	353		117 - 360
Wtd. Avg. Margin (ARM Loans Only):	5.940%		1.750% - 6.750%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):	14.232%		11.500% - 19.100%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):	8.232%		5.500% - 13.100%
Wtd. Avg. Original LTV:	78.12%		13.34% - 95.00%
Wtd. Avg. Borrower FICO:	600		500 - 810
Geographic Distribution (Top 5):	CA	14.49%	
	FL	11.76%	
	NY	7.93%	
	MA	6.25%	
	NJ	5.76%	

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



AMERIQUEST
MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2Yr/6 Mo Libor	4,632	735,202,506.28	61.27	357	41.60	8.472	567	77.36
2Yr/6 Mo Libor (IO)	449	120,735,130.00	10.06	359	40.15	7.193	650	82.07
3Yr/6 Mo Libor	552	84,911,570.48	7.08	355	39.71	7.954	584	76.62
3Yr/6 Mo Libor (IO)	82	19,143,740.06	1.60	359	39.48	6.835	653	78.14
Fixed	1,293	219,920,866.44	18.33	335	38.80	7.133	677	79.06
Fixed (IO)	87	20,086,951.00	1.67	359	38.42	7.075	663	78.02
Total:	**7,095**	**1,200,000,764.26**	**100.00**	**353**	**40.72**	**8.012**	**600**	**78.12**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION ($)	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	MORTGAGE RATES (%)*	FICO*	OLTV (%)*
50,000.01 - 100,000.00	1,988	155,654,410.00	12.96	345	38.97	8.908	580	73.61
100,000.01 - 150,000.00	1,919	238,114,095.00	19.82	350	40.26	8.293	589	77.72
150,000.01 - 200,000.00	1,228	213,590,776.00	17.78	354	40.36	8.000	596	78.45
200,000.01 - 250,000.00	723	161,854,643.00	13.47	354	41.46	7.782	601	78.34
250,000.01 - 300,000.00	489	133,678,978.00	11.13	356	41.22	7.647	611	78.02
300,000.01 - 350,000.00	304	98,412,450.00	8.19	357	42.52	7.829	604	79.26
350,000.01 - 400,000.00	148	55,010,801.00	4.58	356	41.23	7.505	619	81.14
400,000.01 - 450,000.00	117	49,538,538.00	4.12	358	43.09	7.438	619	81.73
450,000.01 - 500,000.00	82	39,021,430.00	3.25	359	38.24	7.744	613	78.62
500,000.01 - 550,000.00	35	18,454,211.00	1.54	359	40.83	7.156	646	81.73
550,000.01 - 600,000.00	40	23,184,971.00	1.93	345	43.10	7.644	637	82.54
600,000.01 - 650,000.00	11	6,882,989.00	0.57	359	38.38	7.643	638	84.27
650,000.01 - 700,000.00	3	2,003,950.00	0.17	359	46.96	6.978	602	81.31
700,000.01 - 750,000.00	8	5,775,400.00	0.48	359	40.05	7.162	623	78.61
Total:	**7,095**	**1,201,177,642.00**	**100.00**	**353**	**40.72**	**8.011**	**600**	**78.12**

*Based on the original balances of the Mortgage Loans.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

DESCRIPTION OF THE TOTAL COLLATERAL

Principal Balance as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
50,000.01 - 100,000.00	1,990	155,679,864.90	12.97	345	38.97	8.907	580	73.62
100,000.01 - 150,000.00	1,917	237,659,111.79	19.80	350	40.26	8.294	589	77.72
150,000.01 - 200,000.00	1,229	213,572,985.75	17.80	354	40.37	7.999	596	78.46
200,000.01 - 250,000.00	723	161,746,307.77	13.48	354	41.45	7.780	601	78.23
250,000.01 - 300,000.00	489	133,604,012.55	11.13	356	41.19	7.648	611	78.13
300,000.01 - 350,000.00	303	98,023,047.77	8.17	357	42.56	7.834	604	79.26
350,000.01 - 400,000.00	149	55,366,521.12	4.61	356	41.24	7.493	619	81.07
400,000.01 - 450,000.00	116	49,099,089.22	4.09	358	43.09	7.451	618	81.82
450,000.01 - 500,000.00	82	38,991,541.54	3.25	359	38.24	7.744	613	78.62
500,000.01 - 550,000.00	35	18,440,547.24	1.54	359	40.83	7.156	646	81.73
550,000.01 - 600,000.00	40	23,161,092.73	1.93	345	43.10	7.644	637	82.54
600,000.01 - 650,000.00	11	6,880,748.92	0.57	359	38.38	7.643	638	84.27
650,000.01 - 700,000.00	3	2,003,456.37	0.17	359	46.96	6.978	602	81.31
700,000.01 - 750,000.00	8	5,772,436.59	0.48	359	40.05	7.162	623	78.61
Total:	**7,095**	**1,200,000,764.26**	**100.00**	**353**	**40.72**	**8.012**	**600**	**78.12**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
61 - 120	25	2,368,038.15	0.20	119	35.62	7.777	665	64.42
121 - 180	172	20,513,445.34	1.71	179	36.95	7.485	654	74.79
181 - 240	147	19,057,848.27	1.59	239	37.93	7.340	654	75.33
241 - 300	28	4,182,151.94	0.35	299	35.83	7.282	684	78.76
301 - 360	6,723	1,153,879,280.56	96.16	359	40.86	8.035	598	78.25
Total:	**7,095**	**1,200,000,764.26**	**100.00**	**353**	**40.72**	**8.012**	**600**	**78.12**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rates

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	154	41,420,709.77	3.45	350	36.84	5.818	708	76.59
6.000 - 6.499	344	81,176,468.12	6.76	346	38.75	6.285	677	76.90
6.500 - 6.999	1,066	225,609,359.01	18.80	351	39.27	6.767	639	78.91
7.000 - 7.499	631	118,295,747.80	9.86	351	40.09	7.259	620	79.31
7.500 - 7.999	1,178	205,486,008.15	17.12	353	40.64	7.779	599	78.80
8.000 - 8.499	681	106,172,582.55	8.85	355	40.74	8.254	569	76.14
8.500 - 8.999	1,141	169,362,079.31	14.11	355	42.32	8.757	563	78.01
9.000 - 9.499	493	70,494,664.84	5.87	356	41.49	9.253	556	78.51
9.500 - 9.999	707	93,824,949.37	7.82	355	42.70	9.736	551	77.10
10.000 - 10.499	241	30,120,752.56	2.51	358	43.88	10.265	547	77.63
10.500 - 10.999	264	34,504,394.03	2.88	357	43.28	10.704	548	78.10
11.000 - 11.499	73	8,591,603.28	0.72	356	41.02	11.238	542	77.64
11.500 - 11.999	78	9,618,648.76	0.80	357	43.05	11.732	561	80.70
12.000 - 12.499	34	4,165,545.56	0.35	358	43.97	12.227	547	75.28
12.500 - 12.999	9	1,060,672.75	0.09	344	44.79	12.589	553	81.77
13.000 - 13.499	1	96,578.40	0.01	359	47.00	13.100	544	70.00
Total:	**7,095**	**1,200,000,764.26**	**100.00**	**353**	**40.72**	**8.012**	**600**	**78.12**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE TOTAL COLLATERAL

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0.01 - 25.00	35	2,668,160.05	0.22	325	36.40	8.486	605	20.41
25.01 - 30.00	21	2,251,978.64	0.19	330	38.89	7.377	626	28.30
30.01 - 35.00	27	3,360,306.44	0.28	335	37.87	7.566	617	32.81
35.01 - 40.00	57	6,869,188.29	0.57	349	39.06	7.590	609	37.75
40.01 - 45.00	66	7,724,279.00	0.64	351	40.79	8.121	595	42.66
45.01 - 50.00	104	15,422,173.85	1.29	346	39.60	7.721	596	47.66
50.01 - 55.00	162	22,988,858.77	1.92	348	38.80	7.838	593	52.75
55.01 - 60.00	284	41,446,622.60	3.45	351	40.48	8.450	572	58.21
60.01 - 65.00	278	42,558,608.79	3.55	353	41.15	8.001	583	63.01
65.01 - 70.00	475	75,620,857.66	6.30	350	38.86	7.809	593	68.00
70.01 - 75.00	1,311	205,010,763.83	17.08	355	41.33	8.470	561	73.80
75.01 - 80.00	1,244	214,443,202.83	17.87	351	40.12	7.687	609	78.69
80.01 - 85.00	1,242	229,846,259.84	19.15	355	41.16	8.228	596	83.80
85.01 - 90.00	1,733	318,621,734.05	26.55	354	41.12	7.843	626	89.20
90.01 - 95.00	56	11,167,769.62	0.93	351	41.65	7.055	713	93.99
Total:	**7,095**	**1,200,000,764.26**	**100.00**	**353**	**40.72**	**8.012**	**600**	**78.12**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.


AMERIQUEST
MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
500 - 519	712	99,654,450.36	8.30	357	42.80	9.180	509	68.90
520 - 539	1,016	151,961,870.80	12.66	357	43.19	9.252	529	75.07
540 - 559	796	130,504,779.46	10.88	357	41.07	8.632	551	78.65
560 - 579	912	147,123,388.68	12.26	356	40.04	8.235	569	78.85
580 - 599	681	106,439,284.44	8.87	357	41.28	8.141	589	78.60
600 - 619	570	90,737,199.91	7.56	353	40.52	7.943	609	78.59
620 - 639	721	139,855,936.96	11.65	353	40.56	7.597	629	80.73
640 - 659	577	108,637,556.82	9.05	352	39.68	7.221	649	82.06
660 - 679	490	97,567,006.48	8.13	349	39.15	6.937	669	80.37
680 - 699	217	45,091,379.86	3.76	341	39.32	6.808	689	80.44
700 - 719	151	32,455,285.11	2.70	342	39.24	6.603	710	78.74
720 - 739	102	20,816,184.32	1.73	338	37.73	6.518	730	78.37
740 - 759	60	11,801,864.84	0.98	342	38.14	6.604	750	79.38
760 - 779	49	9,319,965.70	0.78	337	35.11	6.280	768	75.22
780 - 799	29	6,013,337.37	0.50	325	38.15	6.271	788	75.77
800 - 819	12	2,021,273.15	0.17	302	38.00	6.419	802	73.71
Total:	**7,095**	**1,200,000,764.26**	**100.00**	**353**	**40.72**	**8.012**	**600**	**78.12**

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
<= 20.00	333	53,185,510.34	4.43	348	14.78	7.796	609	76.63
20.01 - 25.00	394	58,810,359.44	4.90	352	23.16	7.711	614	76.85
25.01 - 30.00	544	82,167,344.02	6.85	350	28.08	7.831	605	75.84
30.01 - 35.00	760	118,209,879.05	9.85	353	33.06	7.860	605	77.81
35.01 - 40.00	1,000	166,338,182.86	13.86	351	38.16	7.903	607	77.95
40.01 - 45.00	1,334	229,951,793.94	19.16	353	43.10	7.952	601	78.59
45.01 - 50.00	2,047	381,894,084.83	31.82	354	48.20	7.946	607	79.84
50.01 - 55.00	683	109,443,609.78	9.12	357	53.36	9.095	543	74.80
Total:	**7,095**	**1,200,000,764.26**	**100.00**	**353**	**40.72**	**8.012**	**600**	**78.12**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
California	643	173,903,635.37	14.49	355	41.07	7.457	613	74.48
Florida	943	141,062,966.34	11.76	354	40.79	8.038	587	77.79
New York	381	95,181,412.75	7.93	356	42.99	8.176	600	74.77
Massachusetts	291	74,991,026.39	6.25	357	39.84	6.440	644	80.82
New Jersey	294	69,160,657.43	5.76	356	42.41	8.573	589	75.95
Maryland	302	60,230,933.49	5.02	357	41.41	8.050	590	78.13
Ohio	452	54,122,585.83	4.51	348	39.67	8.026	608	81.25
Texas	403	42,791,834.04	3.57	339	40.72	8.838	575	76.75
Pennsylvania	307	40,659,042.99	3.39	349	40.61	8.056	593	79.49
Illinois	256	40,503,371.74	3.38	357	41.99	9.184	575	78.09
Michigan	272	33,176,598.57	2.76	356	40.06	8.336	581	80.61
Arizona	203	32,911,547.59	2.74	355	40.75	7.863	599	80.59
Washington	156	31,664,834.71	2.64	356	37.88	7.633	612	81.96
Wisconsin	215	30,241,309.54	2.52	341	40.64	8.299	614	80.68
Georgia	180	25,535,014.93	2.13	352	40.49	8.775	594	80.87
Minnesota	116	20,457,748.00	1.70	352	38.00	8.017	606	81.00
Connecticut	97	19,240,631.66	1.60	354	42.58	7.885	598	75.77
Nevada	82	18,103,103.04	1.51	355	38.77	7.643	598	76.99
Tennessee	156	17,943,482.64	1.50	344	40.52	8.415	588	82.42
Indiana	144	16,020,080.99	1.34	348	39.57	8.558	602	83.54
Hawaii	53	14,562,864.53	1.21	348	38.09	7.149	635	74.35
North Carolina	119	14,374,281.52	1.20	355	40.78	9.396	572	80.97
Missouri	116	14,269,016.06	1.19	348	38.62	7.921	607	82.58
Louisiana	119	13,047,935.42	1.09	342	39.13	8.349	585	77.88
Alabama	127	12,628,357.39	1.05	351	40.74	8.966	582	81.07
South Carolina	65	9,386,835.92	0.78	351	39.38	8.950	591	82.61
Rhode Island	47	9,317,962.56	0.78	356	41.55	7.621	587	73.59
Maine	63	9,207,307.15	0.77	356	41.40	8.283	601	75.58
New Hampshire	47	8,313,838.23	0.69	355	40.40	7.606	602	76.18
Colorado	43	7,309,022.21	0.61	345	38.63	7.907	629	81.18
Utah	45	6,468,185.83	0.54	351	40.13	7.937	592	79.38
Oklahoma	59	6,030,393.17	0.50	344	37.27	8.607	574	82.92
Oregon	36	5,619,793.40	0.47	354	36.62	7.577	617	79.95
Delaware	35	5,080,755.08	0.42	351	40.40	7.680	592	78.13
Kentucky	36	4,490,954.86	0.37	356	41.44	8.233	601	83.43
Mississippi	42	4,480,013.13	0.37	346	39.31	8.488	586	80.70
Iowa	39	4,167,710.29	0.35	350	40.08	8.755	592	81.33
Kansas	31	3,520,031.45	0.29	350	37.56	8.664	613	83.09
Arkansas	31	2,679,794.63	0.22	333	39.67	9.330	588	82.94
Alaska	11	2,029,238.54	0.17	358	41.93	8.698	586	80.81
Washington DC	7	1,294,379.82	0.11	359	46.03	7.856	579	63.30
Vermont	7	1,150,809.23	0.10	338	36.43	8.624	592	76.89
Montana	7	772,204.11	0.06	359	43.99	8.718	611	74.74
Idaho	7	739,650.83	0.06	338	35.65	7.800	615	82.41
North Dakota	3	382,325.64	0.03	359	41.13	9.317	580	85.30
South Dakota	3	359,832.05	0.03	358	36.57	7.386	709	80.26
Wyoming	3	344,332.38	0.03	359	39.50	7.125	678	80.75
Nebraska	1	71,120.79	0.01	178	48.00	6.000	661	90.00
Total:	**7,095**	**1,200,000,764.26**	**100.00**	**353**	**40.72**	**8.012**	**600**	**78.12**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status

OCCUPANCY STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Owner Occupied	6,967	1,182,423,345.36	98.54	353	40.71	8.005	600	78.15
Non-Owner Occupied	89	10,972,328.59	0.91	352	40.92	8.557	642	76.15
Second Home	39	6,605,090.31	0.55	352	42.72	8.234	597	75.10
Total:	**7,095**	**1,200,000,764.26**	**100.00**	**353**	**40.72**	**8.012**	**600**	**78.12**

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Full Documentation	5,398	913,167,000.85	76.10	353	40.65	7.875	603	78.79
Limited Documentation	1,064	174,739,359.89	14.56	354	40.93	8.455	581	78.14
Stated Documentation	633	112,094,403.52	9.34	355	41.01	8.437	605	72.57
Total:	**7,095**	**1,200,000,764.26**	**100.00**	**353**	**40.72**	**8.012**	**600**	**78.12**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Refinance-Debt Consolidation Cash Out**	6,607	1,119,540,356.51	93.29	353	40.68	8.042	598	77.90
Refinance-Debt Consolidation No Cash Out***	354	57,075,648.12	4.76	350	41.79	7.615	623	80.97
Purchase	134	23,384,759.63	1.95	358	40.32	7.508	634	81.70
Total:	**7,095**	**1,200,000,764.26**	**100.00**	**353**	**40.72**	**8.012**	**600**	**78.12**

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.
*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE TOTAL COLLATERAL

Credit Grade

RISK CATEGORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
8A	321	66,460,400.37	5.54	337	38.18	6.442	742	77.89
7A	271	55,711,871.40	4.64	341	38.54	6.756	693	80.28
6A	466	92,685,274.33	7.72	348	39.21	6.898	669	80.68
5A	502	96,783,495.33	8.07	353	39.79	7.139	649	82.66
4A	614	119,033,225.15	9.92	352	40.85	7.460	632	81.00
3A	462	74,387,358.66	6.20	352	39.80	7.787	614	78.46
2A	1,154	199,254,854.40	16.60	355	40.56	7.964	585	80.52
A	936	152,921,262.86	12.74	357	40.08	8.293	571	79.56
B	1,244	183,389,605.22	15.28	357	43.02	9.243	541	75.88
C	1,006	143,657,946.49	11.97	356	42.27	9.096	524	70.28
D	119	15,715,470.05	1.31	357	44.58	9.877	520	57.89
Total:	**7,095**	**1,200,000,764.26**	**100.00**	**353**	**40.72**	**8.012**	**600**	**78.12**

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Single Family Detached	6,165	1,027,333,202.54	85.61	353	40.53	8.014	599	78.27
Two-Four Family	274	67,109,382.71	5.59	357	42.66	8.070	609	75.84
PUD Detached	281	50,321,768.86	4.19	355	42.06	8.110	579	79.05
Condominium	201	35,617,584.29	2.97	354	41.40	7.698	610	78.48
Manufactured Housing	115	12,187,457.71	1.02	343	38.19	7.757	675	73.54
Single Family Attached	47	5,658,509.57	0.47	357	40.67	8.489	581	77.42
PUD Attached	12	1,772,858.58	0.15	345	46.00	8.031	591	75.74
Total:	**7,095**	**1,200,000,764.26**	**100.00**	**353**	**40.72**	**8.012**	**600**	**78.12**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE TOTAL COLLATERAL

Prepayment Charge Term at Origination

PREPAYMENT CHARGE TERM AT ORIGINATION (months)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0	2,696	491,730,762.19	40.98	355	41.36	8.286	596	77.91
12	122	27,720,226.57	2.31	351	40.88	7.283	643	74.37
24	11	4,143,232.38	0.35	334	35.41	7.195	642	83.92
30	27	5,523,437.36	0.46	359	42.16	8.679	567	83.46
36	4,239	670,883,105.76	55.91	351	40.27	7.840	601	78.34
Total:	**7,095**	**1,200,000,764.26**	**100.00**	**353**	**40.72**	**8.012**	**600**	**78.12**

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Conforming	6,738	1,034,267,081.04	86.19	352	40.67	8.094	596	77.62
Non-Conforming	357	165,733,683.22	13.81	356	41.07	7.498	623	81.18
Total:	**7,095**	**1,200,000,764.26**	**100.00**	**353**	**40.72**	**8.012**	**600**	**78.12**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE TOTAL COLLATERAL

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
11.500 - 11.999	45	11,839,607.62	1.23	354	36.42	5.879	660	76.14
12.000 - 12.499	177	41,079,735.72	4.28	356	39.61	6.289	652	77.47
12.500 - 12.999	737	160,959,986.60	16.77	357	39.27	6.775	620	78.71
13.000 - 13.499	465	89,271,882.25	9.30	356	40.48	7.265	607	78.77
13.500 - 13.999	914	167,163,306.75	17.41	357	41.01	7.791	586	78.18
14.000 - 14.499	585	94,129,948.45	9.81	357	40.95	8.255	560	75.96
14.500 - 14.999	1,029	156,736,136.35	16.33	357	42.44	8.758	557	77.82
15.000 - 15.499	455	66,383,376.06	6.91	357	41.82	9.254	553	78.37
15.500 - 15.999	646	87,544,988.61	9.12	357	42.82	9.730	548	77.15
16.000 - 16.499	229	29,218,772.43	3.04	358	44.00	10.266	545	77.53
16.500 - 16.999	252	33,170,703.44	3.46	358	43.43	10.703	546	78.11
17.000 - 17.499	71	8,388,399.67	0.87	356	40.83	11.239	542	77.67
17.500 - 17.999	69	8,970,791.63	0.93	358	43.06	11.738	559	80.80
18.000 - 18.499	31	3,978,060.09	0.41	358	44.27	12.233	545	75.56
18.500 - 18.999	9	1,060,672.75	0.11	344	44.79	12.589	553	81.77
19.000 - 19.499	1	96,578.40	0.01	359	47.00	13.100	544	70.00
Total:	**5,715**	**959,992,946.82**	**100.00**	**357**	**41.21**	**8.232**	**581**	**77.90**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

DESCRIPTION OF THE TOTAL COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	45	11,839,607.62	1.23	354	36.42	5.879	660	76.14
6.000 - 6.499	177	41,079,735.72	4.28	356	39.61	6.289	652	77.47
6.500 - 6.999	737	160,959,986.60	16.77	357	39.27	6.775	620	78.71
7.000 - 7.499	465	89,271,882.25	9.30	356	40.48	7.265	607	78.77
7.500 - 7.999	914	167,163,306.75	17.41	357	41.01	7.791	586	78.18
8.000 - 8.499	585	94,129,948.45	9.81	357	40.95	8.255	560	75.96
8.500 - 8.999	1,029	156,736,136.35	16.33	357	42.44	8.758	557	77.82
9.000 - 9.499	455	66,383,376.06	6.91	357	41.82	9.254	553	78.37
9.500 - 9.999	646	87,544,988.61	9.12	357	42.82	9.730	548	77.15
10.000 - 10.499	229	29,218,772.43	3.04	358	44.00	10.266	545	77.53
10.500 - 10.999	252	33,170,703.44	3.46	358	43.43	10.703	546	78.11
11.000 - 11.499	71	8,388,399.67	0.87	356	40.83	11.239	542	77.67
11.500 - 11.999	69	8,970,791.63	0.93	358	43.06	11.738	559	80.80
12.000 - 12.499	31	3,978,060.09	0.41	358	44.27	12.233	545	75.56
12.500 - 12.999	9	1,060,672.75	0.11	344	44.79	12.589	553	81.77
13.000 - 13.499	1	96,578.40	0.01	359	47.00	13.100	544	70.00
Total:	**5,715**	**959,992,946.82**	**100.00**	**357**	**41.21**	**8.232**	**581**	**77.90**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE TOTAL COLLATERAL

Margins of the Adjustable-Rate Loans								
RANGE OF MORTGAGE MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
1.750 - 1.999	1	210,589.99	0.02	359	32.00	6.550	620	83.24
2.500 - 2.749	2	489,999.99	0.05	359	41.06	6.406	644	73.27
2.750 - 2.999	2	726,000.00	0.08	359	47.45	5.995	711	83.88
3.000 - 3.249	5	1,214,599.78	0.13	359	41.44	6.501	599	80.44
3.250 - 3.499	41	10,587,641.35	1.10	356	42.13	6.582	602	78.80
3.500 - 3.749	101	25,778,689.33	2.69	359	40.37	6.589	606	80.99
3.750 - 3.999	11	2,291,766.03	0.24	358	38.90	7.180	610	79.48
4.000 - 4.249	25	4,117,882.57	0.43	359	40.36	8.754	580	81.08
4.250 - 4.499	223	35,551,625.86	3.70	357	42.03	9.248	571	77.64
4.500 - 4.749	13	1,894,488.94	0.20	359	40.13	7.348	651	71.43
4.750 - 4.999	41	8,993,589.32	0.94	357	40.56	7.078	716	85.05
5.000 - 5.249	59	13,391,813.52	1.39	355	39.46	6.768	675	81.76
5.250 - 5.499	226	47,229,589.04	4.92	358	39.21	6.946	662	82.13
5.500 - 5.749	311	63,373,661.65	6.60	358	39.24	7.201	643	81.81
5.750 - 5.999	554	107,596,141.90	11.21	357	41.45	7.570	618	80.74
6.000 - 6.249	1,301	217,066,923.74	22.61	357	40.40	7.979	588	79.95
6.250 - 6.499	791	127,338,233.54	13.26	358	40.54	8.518	563	79.12
6.500 - 6.749	1,149	169,217,123.45	17.63	357	42.95	9.166	538	75.07
6.750 - 6.999	859	122,922,586.82	12.80	357	42.69	9.199	523	69.09
Total:	**5,715**	**959,992,946.82**	**100.00**	**357**	**41.21**	**8.232**	**581**	**77.90**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

DESCRIPTION OF THE TOTAL COLLATERAL

Next Rate Adjustment Date of the Adjustable-Rate Loans

NEXT RATE ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
February 2007	9	1,229,286.77	0.13	355	38.46	8.612	568	79.76
March 2007	107	17,687,425.52	1.84	356	43.27	8.758	580	78.38
April 2007	527	78,402,362.83	8.17	356	42.10	8.488	575	78.92
May 2007	539	87,595,197.20	9.12	357	41.81	8.523	556	78.15
June 2007	3,890	669,404,963.96	69.73	357	41.22	8.224	582	77.90
July 2007	9	1,618,400.00	0.17	350	40.96	8.504	589	73.84
March 2008	10	1,644,012.69	0.17	356	41.53	7.731	605	79.98
April 2008	60	8,719,224.83	0.91	354	40.87	7.964	599	77.52
May 2008	54	9,156,190.41	0.95	357	38.76	7.913	583	79.67
June 2008	509	84,473,632.61	8.80	356	39.59	7.706	598	76.48
July 2008	1	62,250.00	0.01	360	52.00	10.750	543	75.00
Total:	**5,715**	**959,992,946.82**	**100.00**	**357**	**41.21**	**8.232**	**581**	**77.90**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

DESCRIPTION OF THE TOTAL COLLATERAL

Initial Periodic Rate Cap of the Adjustable-Rate Loans

INITIAL PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2.000	5,715	959,992,946.82	100.00	357	41.21	8.232	581	77.90
Total:	**5,715**	**959,992,946.82**	**100.00**	**357**	**41.21**	**8.232**	**581**	**77.90**

Subsequent Periodic Rate Cap of the Adjustable-Rate Loans

SUBSEQUENT PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
1.000	5,715	959,992,946.82	100.00	357	41.21	8.232	581	77.90
Total:	**5,715**	**959,992,946.82**	**100.00**	**357**	**41.21**	**8.232**	**581**	**77.90**

Insured AVM

INSURED AVM	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Non-Insured AVM	5,593	941,809,143.37	78.48	354	41.46	8.238	588	78.77
Insured AVM	1,502	258,191,620.89	21.52	351	38.04	7.184	644	75.73
Total:	**7,095**	**1,200,000,764.26**	**100.00**	**353**	**40.72**	**8.012**	**600**	**78.12**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Cut-off Date. Balances and percentages are based on the Cut-off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	5,328		
Aggregate Current Principal Balance:	$824,930,584.08		
Average Current Principal Balance:	$154,829.31		$59,284.02 - $493,060.62
Aggregate Original Principal Balance:	$825,771,205.00		
Average Original Principal Balance:	$154,987.09		$60,000.00 - $493,500.00
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Mortgage Rates:	8.015%		5.500% - 13.100%
Wtd. Avg. Original Term to Maturity (months):	354		120 - 360
Wtd. Avg. Remaining Term to Maturity (months):	353		117 - 360
Wtd. Avg. Margin (ARM Loans Only):	5.952%		1.750% - 6.750%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):	14.239%		11.500% - 19.100%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):	8.239%		5.500% - 13.100%
Wtd. Avg. Original LTV:	77.60%		13.34% - 95.00%
Wtd. Avg. Borrower FICO:	600		500 - 810
Geographic Distribution (Top 5):	FL	12.27%	
	CA	11.11%	
	NY	7.70%	
	MA	6.28%	
	NJ	5.63%	

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2Yr/6 Mo Libor	3,520	521,404,427.47	63.21	357	41.49	8.448	569	76.96
2Yr/6 Mo Libor (IO)	335	71,142,277.42	8.62	359	39.82	7.199	648	82.23
3Yr/6 Mo Libor	427	60,910,254.02	7.38	355	40.24	7.965	585	76.32
3Yr/6 Mo Libor (IO)	65	12,709,711.12	1.54	359	38.41	6.817	649	75.32
Fixed	907	144,392,810.05	17.50	332	39.03	7.068	684	78.45
Fixed (IO)	74	14,371,104.00	1.74	359	37.45	7.142	662	76.77
Total:	**5,328**	**824,930,584.08**	**100.00**	**353**	**40.70**	**8.015**	**600**	**77.60**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION ($)	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	MORTGAGE RATES (%)*	FICO*	OLTV (%)*
50,000.01 - 100,000.00	1,533	120,008,663.00	14.53	346	38.98	8.883	580	73.47
100,000.01 - 150,000.00	1,512	187,710,929.00	22.73	350	40.27	8.233	591	77.58
150,000.01 - 200,000.00	969	168,967,762.00	20.46	355	40.19	7.930	598	78.30
200,000.01 - 250,000.00	600	133,999,559.00	16.23	354	41.55	7.724	605	78.28
250,000.01 - 300,000.00	402	109,907,312.00	13.31	356	41.51	7.573	617	78.06
300,000.01 - 350,000.00	248	80,369,553.00	9.73	356	42.56	7.685	612	79.53
350,000.01 - 400,000.00	43	15,598,867.00	1.89	356	40.34	7.360	630	79.21
400,000.01 - 450,000.00	16	6,847,060.00	0.83	359	42.96	6.877	665	84.92
450,000.01 - 500,000.00	5	2,361,500.00	0.29	359	46.08	8.542	588	81.35
Total:	**5,328**	**825,771,205.00**	**100.00**	**353**	**40.70**	**8.015**	**600**	**77.60**

*Based on the original balances of the Mortgage Loans.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE GROUP I COLLATERAL

Principal Balance as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
50,000.01 - 100,000.00	1,535	120,078,232.38	14.56	346	38.98	8.881	580	73.48
100,000.01 - 150,000.00	1,510	187,306,890.19	22.71	350	40.27	8.234	591	77.58
150,000.01 - 200,000.00	970	168,993,091.65	20.49	355	40.20	7.929	598	78.31
200,000.01 - 250,000.00	600	133,915,810.30	16.23	354	41.54	7.721	605	78.15
250,000.01 - 300,000.00	402	109,855,188.08	13.32	356	41.48	7.574	616	78.20
300,000.01 - 350,000.00	247	79,993,964.64	9.70	356	42.60	7.690	612	79.53
350,000.01 - 400,000.00	43	15,585,942.89	1.89	356	40.34	7.360	630	79.21
400,000.01 - 450,000.00	16	6,841,366.81	0.83	359	42.96	6.877	665	84.92
450,000.01 - 500,000.00	5	2,360,097.14	0.29	359	46.08	8.542	588	81.35
Total:	**5,328**	**824,930,584.08**	**100.00**	**353**	**40.70**	**8.015**	**600**	**77.60**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
61 - 120	15	1,559,694.35	0.19	119	38.30	7.356	691	68.18
121 - 180	133	15,329,331.51	1.86	179	37.13	7.495	648	73.56
181 - 240	112	14,074,104.91	1.71	239	38.29	7.296	657	74.75
241 - 300	22	3,342,406.38	0.41	299	37.68	7.172	689	79.98
301 - 360	5,046	790,625,046.93	95.84	359	40.83	8.043	597	77.74
Total:	**5,328**	**824,930,584.08**	**100.00**	**353**	**40.70**	**8.015**	**600**	**77.60**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

DESCRIPTION OF THE GROUP I COLLATERAL

Mortgage Rates

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	117	26,906,745.71	3.26	345	38.95	5.822	709	74.40
6.000 - 6.499	265	55,182,186.33	6.69	346	38.04	6.286	674	75.76
6.500 - 6.999	805	150,555,234.84	18.25	350	38.79	6.770	641	78.10
7.000 - 7.499	483	81,229,695.48	9.85	349	39.59	7.253	623	78.71
7.500 - 7.999	896	142,881,800.50	17.32	353	40.57	7.780	600	78.46
8.000 - 8.499	519	77,987,075.49	9.45	355	41.69	8.259	572	76.45
8.500 - 8.999	864	118,487,990.68	14.36	355	42.14	8.755	563	77.66
9.000 - 9.499	362	49,989,771.82	6.06	356	41.91	9.252	555	78.34
9.500 - 9.999	517	64,445,908.42	7.81	355	42.86	9.748	550	76.93
10.000 - 10.499	190	22,045,733.27	2.67	358	43.65	10.260	546	76.76
10.500 - 10.999	177	20,880,971.71	2.53	357	43.80	10.688	545	77.71
11.000 - 11.499	52	5,967,329.21	0.72	357	42.04	11.254	545	78.69
11.500 - 11.999	54	5,505,706.57	0.67	356	40.12	11.700	559	78.96
12.000 - 12.499	21	2,371,225.12	0.29	359	45.56	12.204	546	73.91
12.500 - 12.999	5	396,630.53	0.05	319	43.06	12.657	572	79.07
13.000 - 13.499	1	96,578.40	0.01	359	47.00	13.100	544	70.00
Total:	**5,328**	**824,930,584.08**	**100.00**	**353**	**40.70**	**8.015**	**600**	**77.60**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE GROUP I COLLATERAL

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0.01 - 25.00	29	2,247,261.56	0.27	335	37.42	8.501	607	20.23
25.01 - 30.00	19	2,062,595.79	0.25	328	38.37	7.419	630	28.29
30.01 - 35.00	22	2,932,763.99	0.36	332	38.52	7.297	632	32.72
35.01 - 40.00	45	5,306,450.56	0.64	346	37.98	7.443	614	37.82
40.01 - 45.00	54	6,521,633.60	0.79	354	40.98	7.995	597	42.63
45.01 - 50.00	86	11,978,166.71	1.45	345	40.13	7.691	596	47.77
50.01 - 55.00	131	17,826,582.80	2.16	345	39.56	7.758	594	52.63
55.01 - 60.00	227	31,457,758.04	3.81	352	40.05	8.391	577	58.20
60.01 - 65.00	218	33,310,883.04	4.04	353	41.07	7.841	590	62.97
65.01 - 70.00	372	57,129,992.51	6.93	352	38.92	7.886	590	67.88
70.01 - 75.00	967	139,556,860.34	16.92	355	41.46	8.480	561	73.81
75.01 - 80.00	866	131,268,574.43	15.91	350	39.61	7.724	609	78.59
80.01 - 85.00	923	154,274,185.18	18.70	354	41.59	8.190	595	83.74
85.01 - 90.00	1,322	219,752,757.07	26.64	353	40.94	7.876	625	89.22
90.01 - 95.00	47	9,304,118.46	1.13	353	42.73	7.171	707	94.08
Total:	**5,328**	**824,930,584.08**	**100.00**	**353**	**40.70**	**8.015**	**600**	**77.60**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE GROUP I COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
500 - 519	535	71,936,672.55	8.72	356	42.90	9.191	509	68.67
520 - 539	753	104,840,584.14	12.71	357	43.81	9.201	529	74.62
540 - 559	553	80,323,668.06	9.74	356	41.16	8.728	551	78.13
560 - 579	685	103,759,242.53	12.58	356	39.96	8.224	569	78.86
580 - 599	534	76,286,795.26	9.25	356	40.67	8.126	589	78.05
600 - 619	418	62,427,822.49	7.57	354	40.09	7.935	609	77.79
620 - 639	555	96,849,641.62	11.74	353	40.34	7.554	629	80.48
640 - 659	450	78,112,482.36	9.47	351	39.63	7.204	649	81.35
660 - 679	364	62,649,656.52	7.59	347	39.28	6.959	669	80.07
680 - 699	168	30,948,093.89	3.75	340	39.43	6.888	689	80.12
700 - 719	109	19,779,882.03	2.40	334	39.70	6.678	709	77.09
720 - 739	86	16,011,198.24	1.94	339	36.78	6.529	729	77.48
740 - 759	48	8,869,165.26	1.08	338	38.77	6.694	749	78.16
760 - 779	40	7,310,600.46	0.89	331	36.03	6.332	767	72.11
780 - 799	21	3,527,243.07	0.43	329	36.83	6.360	791	73.24
800 - 819	9	1,297,835.60	0.16	349	35.86	6.439	803	71.62
Total:	**5,328**	**824,930,584.08**	**100.00**	**353**	**40.70**	**8.015**	**600**	**77.60**

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
<= 20.00	240	33,608,383.56	4.07	347	15.23	7.760	611	75.25
20.01 - 25.00	299	41,011,442.68	4.97	350	23.21	7.771	612	76.10
25.01 - 30.00	411	58,652,587.83	7.11	350	28.08	7.787	606	75.57
30.01 - 35.00	574	83,918,724.52	10.17	352	33.10	7.860	606	77.85
35.01 - 40.00	765	118,772,215.73	14.40	352	38.15	7.915	607	77.74
40.01 - 45.00	1,010	157,902,807.17	19.14	353	43.08	7.931	603	77.73
45.01 - 50.00	1,524	253,724,447.91	30.76	353	48.19	7.955	606	79.40
50.01 - 55.00	505	77,339,974.68	9.38	357	53.39	9.120	541	74.29
Total:	**5,328**	**824,930,584.08**	**100.00**	**353**	**40.70**	**8.015**	**600**	**77.60**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Florida	714	101,259,086.16	12.27	354	40.62	8.043	585	77.20
California	427	91,659,194.30	11.11	355	40.63	7.436	608	70.68
New York	286	63,559,790.31	7.70	355	43.18	8.174	600	73.69
Massachusetts	222	51,832,089.18	6.28	357	40.41	6.449	653	80.07
New Jersey	213	46,430,322.62	5.63	355	41.84	8.484	592	75.36
Maryland	234	41,913,534.64	5.08	357	40.61	8.032	590	77.89
Ohio	353	41,519,867.09	5.03	347	39.99	7.962	612	81.35
Pennsylvania	243	31,486,082.05	3.82	347	40.43	8.040	598	79.68
Illinois	203	30,264,279.60	3.67	357	41.42	9.049	580	77.70
Texas	289	29,000,957.18	3.52	337	40.43	8.816	575	76.76
Michigan	208	24,474,004.42	2.97	357	39.45	8.310	581	80.13
Wisconsin	165	23,560,747.53	2.86	340	40.81	8.232	617	80.97
Arizona	150	23,509,342.21	2.85	354	40.77	7.780	600	80.46
Washington	117	22,555,644.09	2.73	358	37.79	7.585	613	81.58
Georgia	139	17,672,304.19	2.14	356	41.61	9.012	583	80.36
Tennessee	128	14,546,116.72	1.76	346	40.28	8.393	586	82.51
Indiana	119	13,455,027.85	1.63	347	39.62	8.500	603	83.40
Minnesota	80	13,282,551.23	1.61	354	41.10	8.301	594	80.92
Connecticut	73	12,595,568.63	1.53	353	42.21	7.838	592	74.47
Nevada	61	11,477,658.80	1.39	353	41.39	7.629	598	76.21
North Carolina	88	10,482,176.04	1.27	356	40.63	9.355	573	80.38
Missouri	86	10,437,420.56	1.27	349	39.06	7.839	605	83.05
Louisiana	91	10,042,701.95	1.22	346	38.55	8.284	589	78.06
Hawaii	34	8,936,497.89	1.08	345	39.12	7.111	642	74.11
Alabama	81	7,887,770.05	0.96	349	40.41	8.891	586	80.66
South Carolina	55	7,700,861.40	0.93	349	39.15	8.982	593	82.95
Rhode Island	37	7,130,246.71	0.86	356	40.57	7.529	592	72.20
New Hampshire	39	7,059,671.38	0.86	356	41.13	7.587	604	77.20
Maine	45	6,020,961.23	0.73	355	43.38	8.027	615	76.63
Colorado	31	5,010,679.07	0.61	341	42.54	7.835	634	81.92
Utah	33	4,800,638.03	0.58	353	39.84	7.950	584	79.17
Oregon	28	4,468,706.26	0.54	353	35.42	7.477	629	80.65
Oklahoma	43	4,173,603.57	0.51	342	37.20	8.516	572	82.51
Delaware	31	4,126,823.54	0.50	354	39.93	7.595	596	77.45
Kentucky	31	3,469,479.45	0.42	355	42.76	8.283	600	84.65
Iowa	31	3,428,883.59	0.42	359	40.18	8.784	589	81.12
Kansas	26	2,992,847.46	0.36	354	37.99	8.596	615	83.23
Mississippi	27	2,620,999.16	0.32	350	43.33	8.433	598	80.51
Arkansas	25	2,170,094.85	0.26	330	38.76	9.420	589	82.87
Alaska	8	1,274,929.48	0.15	358	40.02	8.632	610	80.62
Vermont	7	1,150,809.23	0.14	338	36.43	8.624	592	76.89
Washington DC	6	1,149,563.80	0.14	359	47.17	7.800	586	62.28
Montana	6	708,471.76	0.09	359	45.25	8.409	613	73.81
Idaho	6	622,390.16	0.08	334	33.51	7.715	611	80.98
South Dakota	3	359,832.05	0.04	358	36.57	7.386	709	80.26
Wyoming	3	344,332.38	0.04	359	39.50	7.125	678	80.75
North Dakota	2	233,903.44	0.03	359	43.12	9.391	594	82.31
Nebraska	1	71,120.79	0.01	178	48.00	6.000	661	90.00
Total:	**5,328**	**824,930,584.08**	**100.00**	**353**	**40.70**	**8.015**	**600**	**77.60**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.


AMERIQUEST
MORTGAGE COMPANY

DESCRIPTION OF THE GROUP I COLLATERAL

Occupancy Status

OCCUPANCY STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Owner Occupied	5,240	813,307,758.98	98.59	352	40.70	8.012	599	77.61
Non-Owner Occupied	63	7,990,301.72	0.97	356	41.41	8.112	657	76.63
Second Home	25	3,632,523.38	0.44	353	40.66	8.504	610	77.76
Total:	**5,328**	**824,930,584.08**	**100.00**	**353**	**40.70**	**8.015**	**600**	**77.60**

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Full Documentation	4,061	626,216,176.77	75.91	352	40.55	7.882	603	78.28
Limited Documentation	782	119,313,961.89	14.46	354	41.42	8.472	582	77.79
Stated Documentation	485	79,400,445.42	9.63	355	40.87	8.379	607	71.91
Total:	**5,328**	**824,930,584.08**	**100.00**	**353**	**40.70**	**8.015**	**600**	**77.60**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Refinance-Debt Consolidation Cash Out**	5,047	782,462,794.79	94.85	353	40.68	8.035	599	77.43
Refinance-Debt Consolidation No Cash Out***	281	42,467,789.29	5.15	349	41.14	7.640	623	80.68
Total:	**5,328**	**824,930,584.08**	**100.00**	**353**	**40.70**	**8.015**	**600**	**77.60**

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.
*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit *Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.*



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

DESCRIPTION OF THE GROUP I COLLATERAL

Credit Grade

RISK CATEGORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
8A	248	45,225,009.71	5.48	335	37.52	6.485	742	76.01
7A	211	38,548,047.77	4.67	339	39.26	6.843	693	80.01
6A	347	59,738,468.12	7.24	346	39.23	6.926	669	80.20
5A	394	69,010,553.78	8.37	351	39.57	7.125	649	81.98
4A	475	83,403,886.31	10.11	352	40.71	7.425	632	80.88
3A	333	48,720,197.44	5.91	353	39.25	7.787	613	77.88
2A	860	133,097,999.34	16.13	355	40.73	7.955	586	79.91
A	706	107,319,790.17	13.01	357	39.39	8.292	572	79.10
B	899	122,367,876.48	14.83	357	43.38	9.210	541	75.87
C	762	105,390,508.10	12.78	356	42.54	9.066	525	70.18
D	93	12,108,246.86	1.47	358	44.98	9.863	521	57.69
Total:	**5,328**	**824,930,584.08**	**100.00**	**353**	**40.70**	**8.015**	**600**	**77.60**

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Single Family Detached	4,629	702,623,134.42	85.17	352	40.48	8.037	598	77.75
Two-Four Family	197	45,918,952.06	5.57	357	42.72	7.800	618	75.38
PUD Detached	202	33,702,378.34	4.09	355	42.14	8.088	575	78.28
Condominium	158	26,682,632.69	3.23	354	41.71	7.762	613	77.77
Manufactured Housing	94	9,887,596.82	1.20	342	37.97	7.668	680	73.58
Single Family Attached	37	4,428,993.52	0.54	356	41.51	8.515	591	79.01
PUD Attached	11	1,686,896.23	0.20	344	47.27	7.928	593	76.98
Total:	**5,328**	**824,930,584.08**	**100.00**	**353**	**40.70**	**8.015**	**600**	**77.60**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE GROUP I COLLATERAL

Prepayment Charge Term at Origination

PREPAYMENT CHARGE TERM AT ORIGINATION (months)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0	1,988	331,655,562.94	40.20	355	41.40	8.285	597	77.46
12	97	20,172,015.42	2.45	348	39.98	7.180	645	72.55
24	2	206,895.76	0.03	359	46.25	9.428	587	82.14
30	22	4,191,041.34	0.51	359	40.66	8.731	570	83.25
36	3,219	468,705,068.62	56.82	351	40.24	7.853	601	77.86
Total:	**5,328**	**824,930,584.08**	**100.00**	**353**	**40.70**	**8.015**	**600**	**77.60**

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Conforming	5,328	824,930,584.08	100.00	353	40.70	8.015	600	77.60
Total:	**5,328**	**824,930,584.08**	**100.00**	**353**	**40.70**	**8.015**	**600**	**77.60**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE GROUP I COLLATERAL

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
11.500 - 11.999	35	7,958,620.59	1.19	352	39.81	5.874	661	75.50
12.000 - 12.499	134	27,378,528.20	4.11	354	38.42	6.292	644	76.06
12.500 - 12.999	556	105,808,614.76	15.88	357	38.56	6.775	621	77.85
13.000 - 13.499	358	60,866,852.89	9.14	355	40.26	7.253	608	78.22
13.500 - 13.999	715	118,287,928.53	17.76	357	40.68	7.791	587	77.80
14.000 - 14.499	454	70,162,299.03	10.53	358	41.93	8.259	563	76.20
14.500 - 14.999	789	110,445,001.75	16.58	357	42.25	8.757	557	77.45
15.000 - 15.499	344	48,154,918.84	7.23	357	42.05	9.253	553	78.28
15.500 - 15.999	482	61,328,071.53	9.21	357	43.13	9.744	547	76.88
16.000 - 16.499	183	21,477,847.41	3.22	358	43.68	10.261	544	76.63
16.500 - 16.999	169	20,312,486.81	3.05	358	43.82	10.686	544	77.70
17.000 - 17.499	51	5,895,330.80	0.88	357	41.97	11.255	544	78.69
17.500 - 17.999	50	5,225,734.84	0.78	357	40.03	11.697	556	78.85
18.000 - 18.499	21	2,371,225.12	0.36	359	45.56	12.204	546	73.91
18.500 - 18.999	5	396,630.53	0.06	319	43.06	12.657	572	79.07
19.000 - 19.499	1	96,578.40	0.01	359	47.00	13.100	544	70.00
Total:	**4,347**	**666,166,670.03**	**100.00**	**357**	**41.14**	**8.239**	**580**	**77.43**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE GROUP I COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	35	7,958,620.59	1.19	352	39.81	5.874	661	75.50
6.000 - 6.499	134	27,378,528.20	4.11	354	38.42	6.292	644	76.06
6.500 - 6.999	556	105,808,614.76	15.88	357	38.56	6.775	621	77.85
7.000 - 7.499	358	60,866,852.89	9.14	355	40.26	7.253	608	78.22
7.500 - 7.999	715	118,287,928.53	17.76	357	40.68	7.791	587	77.80
8.000 - 8.499	454	70,162,299.03	10.53	358	41.93	8.259	563	76.20
8.500 - 8.999	789	110,445,001.75	16.58	357	42.25	8.757	557	77.45
9.000 - 9.499	344	48,154,918.84	7.23	357	42.05	9.253	553	78.28
9.500 - 9.999	482	61,328,071.53	9.21	357	43.13	9.744	547	76.88
10.000 - 10.499	183	21,477,847.41	3.22	358	43.68	10.261	544	76.63
10.500 - 10.999	169	20,312,486.81	3.05	358	43.82	10.686	544	77.70
11.000 - 11.499	51	5,895,330.80	0.88	357	41.97	11.255	544	78.69
11.500 - 11.999	50	5,225,734.84	0.78	357	40.03	11.697	556	78.85
12.000 - 12.499	21	2,371,225.12	0.36	359	45.56	12.204	546	73.91
12.500 - 12.999	5	396,630.53	0.06	319	43.06	12.657	572	79.07
13.000 - 13.499	1	96,578.40	0.01	359	47.00	13.100	544	70.00
Total:	**4,347**	**666,166,670.03**	**100.00**	**357**	**41.14**	**8.239**	**580**	**77.43**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE GROUP I COLLATERAL

Margins of the Adjustable-Rate Loans

RANGE OF MORTGAGE MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
1.750 - 1.999	1	210,589.99	0.03	359	32.00	6.550	620	83.24
2.500 - 2.749	2	489,999.99	0.07	359	41.06	6.406	644	73.27
3.000 - 3.249	4	1,088,709.34	0.16	359	40.57	6.478	604	86.28
3.250 - 3.499	28	6,294,508.03	0.94	354	42.61	6.595	597	78.46
3.500 - 3.749	78	17,701,125.08	2.66	359	40.45	6.593	612	79.44
3.750 - 3.999	8	1,283,000.54	0.19	358	44.41	7.648	595	74.96
4.000 - 4.249	19	2,864,523.58	0.43	359	41.44	8.720	591	81.31
4.250 - 4.499	177	26,772,415.40	4.02	357	41.22	9.094	574	77.17
4.500 - 4.749	9	978,543.20	0.15	358	34.22	7.445	628	80.05
4.750 - 4.999	28	4,480,323.35	0.67	355	40.37	7.480	712	84.43
5.000 - 5.249	47	8,599,628.87	1.29	354	38.47	6.912	674	81.45
5.250 - 5.499	176	31,565,822.10	4.74	357	39.14	6.951	661	81.65
5.500 - 5.749	242	44,141,397.12	6.63	358	39.27	7.162	642	81.06
5.750 - 5.999	435	73,572,669.49	11.04	356	41.03	7.556	617	80.77
6.000 - 6.249	1,008	154,149,518.10	23.14	356	40.24	7.953	589	79.26
6.250 - 6.499	587	86,583,708.62	13.00	357	40.25	8.580	564	79.07
6.500 - 6.749	838	113,806,750.58	17.08	356	43.25	9.142	539	74.78
6.750 - 6.999	660	91,583,436.65	13.75	357	42.88	9.169	523	68.91
Total:	**4,347**	**666,166,670.03**	**100.00**	**357**	**41.14**	**8.239**	**580**	**77.43**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE GROUP I COLLATERAL

Next Rate Adjustment Date of the Adjustable-Rate Loans

NEXT RATE ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
February 2007	7	905,319.86	0.14	355	46.40	9.163	556	79.29
March 2007	80	12,049,694.32	1.81	356	42.61	8.479	587	78.33
April 2007	415	57,579,905.54	8.64	356	42.41	8.464	576	78.72
May 2007	402	58,605,668.11	8.80	357	41.71	8.502	556	77.61
June 2007	2,943	461,922,717.06	69.34	357	41.05	8.244	581	77.44
July 2007	8	1,483,400.00	0.22	360	40.86	8.504	586	72.63
March 2008	7	1,014,390.35	0.15	356	42.91	8.215	599	79.27
April 2008	51	7,622,419.68	1.14	353	41.18	7.905	602	78.05
May 2008	41	6,067,053.51	0.91	358	41.12	7.976	584	81.00
June 2008	392	58,853,851.60	8.83	356	39.57	7.716	597	75.35
July 2008	1	62,250.00	0.01	360	52.00	10.750	543	75.00
Total:	**4,347**	**666,166,670.03**	**100.00**	**357**	**41.14**	**8.239**	**580**	**77.43**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE GROUP I COLLATERAL

Initial Periodic Rate Cap of the Adjustable-Rate Loans

INITIAL PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2.000	4,347	666,166,670.03	100.00	357	41.14	8.239	580	77.43
Total:	**4,347**	**666,166,670.03**	**100.00**	**357**	**41.14**	**8.239**	**580**	**77.43**

Subsequent Periodic Rate Cap of the Adjustable-Rate Loans

SUBSEQUENT PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
1.000	4,347	666,166,670.03	100.00	357	41.14	8.239	580	77.43
Total:	**4,347**	**666,166,670.03**	**100.00**	**357**	**41.14**	**8.239**	**580**	**77.43**

Insured AVM

INSURED AVM	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Non-Insured AVM	4,071	618,723,511.67	75.00	353	41.57	8.287	586	78.39
Insured AVM	1,257	206,207,072.41	25.00	350	38.09	7.199	642	75.24
Total:	**5,328**	**824,930,584.08**	**100.00**	**353**	**40.70**	**8.015**	**600**	**77.60**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

DESCRIPTION OF THE IO COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Cut-off Date. Balances and percentages are based on the Cut-off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics	Range (if applicable)
Number of Mortgage Loans:	618	
Aggregate Current Principal Balance:	$159,965,821.06	
Average Current Principal Balance:	$258,844.37	$60,000.00 - $747,000.00
Aggregate Original Principal Balance:	$159,967,616.00	
Average Original Principal Balance:	$258,847.28	$60,000.00 - $747,000.00
Fully Amortizing Mortgage Loans:	100.00%	
1st Lien:	100.00%	
Wtd. Avg. Mortgage Rates:	7.135%	5.750% - 11.500%
Wtd. Avg. Original Term to Maturity (months):	360	360 - 360
Wtd. Avg. Remaining Term to Maturity (months):	359	358 - 359
Wtd. Avg. Margin (ARM Loans Only):	5.350%	1.750% - 6.000%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):	13.144%	11.750% - 17.500%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):	7.144%	5.750% - 11.500%
Wtd. Avg. Original LTV:	81.09%	13.50% - 95.00%
Wtd. Avg. Borrower FICO:	652	620 - 787
Geographic Distribution (Top 5):	CA 31.22%	
	NY 11.43%	
	MA 7.25%	
	NJ 6.43%	
	MD 6.13%	

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

DESCRIPTION OF THE IO COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2Yr/6 Mo Libor (IO)	449	120,735,130.00	75.48	359	40.15	7.193	650	82.07
3Yr/6 Mo Libor (IO)	82	19,143,740.06	11.97	359	39.48	6.835	653	78.14
Fixed (IO)	87	20,086,951.00	12.56	359	38.42	7.075	663	78.02
Total:	**618**	**159,965,821.06**	**100.00**	**359**	**39.86**	**7.135**	**652**	**81.09**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION ($)	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	MORTGAGE RATES (%)*	FICO*	OLTV (%)*
50,000.01 - 100,000.00	41	3,282,603.00	2.05	359	37.63	7.817	652	74.23
100,000.01 - 150,000.00	110	14,062,702.00	8.79	359	37.52	7.316	649	79.12
150,000.01 - 200,000.00	100	17,887,060.00	11.18	359	38.94	7.058	653	80.76
200,000.01 - 250,000.00	95	21,248,920.00	13.28	359	39.64	7.127	648	81.41
250,000.01 - 300,000.00	74	20,415,072.00	12.76	359	40.70	7.018	649	81.16
300,000.01 - 350,000.00	55	17,870,986.00	11.17	359	40.05	7.141	649	81.09
350,000.01 - 400,000.00	47	17,404,094.00	10.88	359	39.21	7.040	655	82.75
400,000.01 - 450,000.00	34	14,410,416.00	9.01	359	43.17	6.883	664	81.15
450,000.01 - 500,000.00	25	11,989,055.00	7.49	359	36.32	7.336	651	81.08
500,000.01 - 550,000.00	16	8,418,161.00	5.26	359	40.93	7.194	658	81.19
550,000.01 - 600,000.00	10	5,745,747.00	3.59	359	42.78	7.124	658	85.03
600,000.01 - 650,000.00	6	3,708,800.00	2.32	359	38.55	7.511	661	82.79
650,000.01 - 700,000.00	2	1,352,000.00	0.85	359	45.50	6.775	626	79.53
700,000.01 - 750,000.00	3	2,172,000.00	1.36	359	48.04	7.395	630	77.11
Total:	**618**	**159,967,616.00**	**100.00**	**359**	**39.86**	**7.135**	**652**	**81.09**

*Based on the original balances of the Mortgage Loans.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

DESCRIPTION OF THE IO COLLATERAL

Principal Balance as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
50,000.01 - 100,000.00	41	3,282,602.88	2.05	359	37.63	7.817	652	74.23
100,000.01 - 150,000.00	110	14,062,471.55	8.79	359	37.52	7.316	649	79.12
150,000.01 - 200,000.00	100	17,887,059.81	11.18	359	38.94	7.058	653	80.76
200,000.01 - 250,000.00	95	21,248,919.75	13.28	359	39.64	7.127	648	81.41
250,000.01 - 300,000.00	74	20,415,071.89	12.76	359	40.70	7.018	649	81.16
300,000.01 - 350,000.00	55	17,869,422.69	11.17	359	40.05	7.141	649	81.09
350,000.01 - 400,000.00	47	17,404,093.82	10.88	359	39.21	7.040	655	82.75
400,000.01 - 450,000.00	34	14,410,415.91	9.01	359	43.17	6.883	664	81.15
450,000.01 - 500,000.00	25	11,989,054.90	7.49	359	36.32	7.336	651	81.08
500,000.01 - 550,000.00	16	8,418,160.94	5.26	359	40.93	7.194	658	81.19
550,000.01 - 600,000.00	10	5,745,746.96	3.59	359	42.78	7.124	658	85.03
600,000.01 - 650,000.00	6	3,708,799.97	2.32	359	38.55	7.511	661	82.79
650,000.01 - 700,000.00	2	1,351,999.99	0.85	359	45.50	6.775	626	79.53
700,000.01 - 750,000.00	3	2,172,000.00	1.36	359	48.04	7.395	630	77.11
Total:	**618**	**159,965,821.06**	**100.00**	**359**	**39.86**	**7.135**	**652**	**81.09**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
301 - 360	618	159,965,821.06	100.00	359	39.86	7.135	652	81.09
Total:	**618**	**159,965,821.06**	**100.00**	**359**	**39.86**	**7.135**	**652**	**81.09**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE IO COLLATERAL

Mortgage Rates

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	20	5,993,315.94	3.75	359	33.98	5.908	675	70.65
6.000 - 6.499	86	24,137,651.00	15.09	359	39.08	6.291	667	78.83
6.500 - 6.999	221	59,945,034.82	37.47	359	39.68	6.754	652	79.83
7.000 - 7.499	102	24,910,600.79	15.57	359	39.50	7.247	647	83.47
7.500 - 7.999	117	28,176,471.71	17.61	359	42.37	7.743	645	83.37
8.000 - 8.499	25	5,552,922.94	3.47	359	37.64	8.224	640	84.16
8.500 - 8.999	21	4,658,802.93	2.91	359	41.20	8.738	664	87.18
9.000 - 9.499	9	2,326,252.98	1.45	359	41.81	9.259	629	82.59
9.500 - 9.999	11	2,961,748.98	1.85	359	40.28	9.727	626	85.73
10.000 - 10.499	4	837,737.99	0.52	359	41.97	10.202	656	84.75
10.500 - 10.999	1	99,430.99	0.06	359	33.00	10.500	634	90.00
11.500 - 11.999	1	365,849.99	0.23	359	44.00	11.500	641	90.00
Total:	**618**	**159,965,821.06**	**100.00**	**359**	**39.86**	**7.135**	**652**	**81.09**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE IO COLLATERAL

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0.01 - 25.00	3	190,538.00	0.12	359	34.85	8.819	639	15.68
25.01 - 30.00	4	528,500.00	0.33	359	36.22	6.588	679	28.70
30.01 - 35.00	4	703,000.00	0.44	359	32.38	6.572	656	32.26
35.01 - 40.00	3	546,272.25	0.34	359	27.80	6.631	662	37.58
40.01 - 45.00	6	743,837.99	0.46	359	36.44	7.161	649	42.31
45.01 - 50.00	5	1,318,301.98	0.82	359	36.25	6.486	652	46.32
50.01 - 55.00	13	2,420,330.96	1.51	359	41.35	6.731	670	52.91
55.01 - 60.00	15	3,171,592.96	1.98	359	39.43	6.874	642	57.28
60.01 - 65.00	14	3,364,848.97	2.10	359	38.12	6.699	642	62.12
65.01 - 70.00	36	9,976,498.88	6.24	359	38.53	6.641	655	67.82
70.01 - 75.00	31	8,754,662.92	5.47	359	40.45	6.951	650	72.74
75.01 - 80.00	99	28,549,153.82	17.85	359	39.90	6.990	651	78.83
80.01 - 85.00	96	29,294,621.71	18.31	359	38.17	7.165	652	83.54
85.01 - 90.00	284	69,179,117.63	43.25	359	41.04	7.339	651	89.24
90.01 - 95.00	5	1,224,542.99	0.77	359	39.70	7.503	720	93.72
Total:	**618**	**159,965,821.06**	**100.00**	**359**	**39.86**	**7.135**	**652**	**81.09**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

DESCRIPTION OF THE IO COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
620 - 639	230	58,770,187.48	36.74	359	41.35	7.457	629	80.91
640 - 659	186	46,257,869.58	28.92	359	39.02	7.095	649	82.31
660 - 679	152	39,014,917.07	24.39	359	38.60	6.829	668	79.72
680 - 699	21	7,431,213.96	4.65	359	40.09	6.904	686	82.39
700 - 719	11	3,542,046.00	2.21	359	39.48	6.589	710	80.19
720 - 739	11	3,122,253.98	1.95	359	38.27	6.744	729	80.47
740 - 759	5	1,302,633.00	0.81	359	46.16	7.075	752	82.19
760 - 779	1	332,799.99	0.21	359	24.00	6.250	760	80.00
780 - 799	1	191,900.00	0.12	359	48.00	7.600	787	95.00
Total:	**618**	**159,965,821.06**	**100.00**	**359**	**39.86**	**7.135**	**652**	**81.09**

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
<= 20.00	31	7,604,324.93	4.75	359	13.51	7.111	651	80.44
20.01 - 25.00	35	8,468,302.92	5.29	359	23.55	6.892	660	77.83
25.01 - 30.00	32	8,376,829.94	5.24	359	27.50	6.749	664	77.03
30.01 - 35.00	80	17,331,668.85	10.83	359	32.97	7.122	650	79.87
35.01 - 40.00	102	26,326,341.27	16.46	359	38.35	7.151	651	81.64
40.01 - 45.00	135	32,918,289.66	20.58	359	43.34	7.142	650	81.93
45.01 - 50.00	203	58,940,063.49	36.85	359	48.11	7.221	652	81.88
Total:	**618**	**159,965,821.06**	**100.00**	**359**	**39.86**	**7.135**	**652**	**81.09**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

DESCRIPTION OF THE IO COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
California	145	49,948,855.57	31.22	359	41.23	6.983	653	79.05
New York	58	18,277,002.96	11.43	359	40.63	7.452	650	80.41
Massachusetts	41	11,600,140.94	7.25	359	38.79	6.369	657	80.10
New Jersey	35	10,288,123.94	6.43	359	40.01	7.353	656	79.24
Maryland	37	9,813,325.86	6.13	359	39.67	7.501	643	83.42
Florida	39	7,881,887.87	4.93	359	38.13	7.205	652	81.67
Washington	20	5,003,471.96	3.13	359	36.90	7.068	645	85.22
Arizona	23	4,687,501.93	2.93	359	41.41	6.969	652	84.37
Georgia	21	3,799,458.94	2.38	359	40.29	7.464	652	85.38
Illinois	20	3,787,945.98	2.37	359	40.50	7.733	640	80.31
Nevada	12	3,700,673.98	2.31	359	35.54	6.805	655	80.14
Connecticut	10	3,445,599.97	2.15	359	43.61	7.057	657	78.54
Michigan	20	3,374,137.95	2.11	359	41.01	7.484	649	85.26
Minnesota	14	2,744,684.98	1.72	359	42.53	7.460	660	88.32
Hawaii	9	2,641,910.97	1.65	359	38.27	6.714	668	76.15
Wisconsin	12	2,453,837.96	1.53	359	35.77	7.509	664	86.28
Colorado	8	1,855,719.99	1.16	359	30.47	7.777	647	83.63
Tennessee	12	1,309,544.98	0.82	359	41.12	7.167	664	87.56
Pennsylvania	9	1,293,514.99	0.81	359	39.79	6.901	666	80.97
Indiana	7	1,257,100.00	0.79	359	39.95	7.293	650	84.68
Rhode Island	6	1,166,409.96	0.73	359	42.96	6.878	650	83.33
Alabama	6	936,099.99	0.59	359	38.46	7.289	648	84.38
Ohio	7	896,063.51	0.56	358	30.43	7.266	646	85.90
Kentucky	4	881,500.00	0.55	359	34.73	7.000	681	85.77
New Hampshire	4	845,549.97	0.53	359	40.02	6.721	653	77.07
Maine	4	839,449.99	0.52	359	41.76	7.065	650	81.31
Missouri	5	799,671.98	0.50	359	37.76	6.823	651	87.84
Utah	4	720,600.00	0.45	359	39.98	6.892	646	85.91
Oregon	4	675,799.99	0.42	359	21.41	7.068	647	84.75
Louisiana	3	486,696.99	0.30	359	37.36	7.052	629	78.61
North Carolina	3	439,200.00	0.27	359	42.25	7.365	639	84.85
Texas	3	414,900.99	0.26	359	30.75	7.755	627	89.81
Kansas	4	402,900.99	0.25	359	34.02	7.648	646	88.07
South Carolina	2	375,000.00	0.23	359	38.00	8.595	631	88.28
Mississippi	1	243,910.00	0.15	359	30.00	6.500	657	82.13
Washington DC	1	170,500.00	0.11	359	28.00	6.800	663	56.83
North Dakota	1	130,949.99	0.08	359	44.00	8.990	656	90.00
Delaware	1	130,000.00	0.08	359	50.00	7.900	628	87.25
Vermont	1	92,500.00	0.06	359	41.00	8.350	672	70.61
Oklahoma	1	91,800.00	0.06	359	45.00	6.600	661	90.00
Arkansas	1	61,874.99	0.04	359	47.00	9.300	642	85.94
Total:	**618**	**159,965,821.06**	**100.00**	**359**	**39.86**	**7.135**	**652**	**81.09**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE IO COLLATERAL

Occupancy Status

OCCUPANCY STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Owner Occupied	617	159,464,231.06	99.69	359	39.86	7.139	652	81.14
Second Home	1	501,590.00	0.31	359	39.00	5.750	662	66.70
Total:	**618**	**159,965,821.06**	**100.00**	**359**	**39.86**	**7.135**	**652**	**81.09**

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Full Documentation	480	124,072,146.47	77.56	359	39.88	7.031	653	81.51
Limited Documentation	61	15,557,059.81	9.73	359	38.71	7.242	648	82.52
Stated Documentation	77	20,336,614.78	12.71	359	40.58	7.686	647	77.48
Total:	**618**	**159,965,821.06**	**100.00**	**359**	**39.86**	**7.135**	**652**	**81.09**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Refinance-Debt Consolidation Cash Out**	550	144,841,952.93	90.55	359	39.73	7.163	651	80.91
Refinance-Debt Consolidation No Cash Out***	41	8,194,908.17	5.12	359	41.69	6.861	654	83.63
Purchase	27	6,928,959.96	4.33	359	40.36	6.882	670	81.96
Total:	**618**	**159,965,821.06**	**100.00**	**359**	**39.86**	**7.135**	**652**	**81.09**

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.
*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE IO COLLATERAL

Credit Grade

RISK CATEGORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
8A	22	6,960,192.97	4.35	359	39.56	6.748	732	80.77
7A	23	7,455,653.96	4.66	359	38.70	6.785	690	81.80
6A	145	37,166,406.12	23.23	359	38.51	6.826	668	80.21
5A	173	43,279,165.60	27.06	359	39.44	7.082	649	82.36
4A	215	54,453,637.56	34.04	359	41.45	7.418	631	80.92
3A	9	2,295,264.95	1.43	359	37.47	6.940	661	69.63
2A	31	8,355,499.90	5.22	359	39.54	7.627	635	82.42
Total:	**618**	**159,965,821.06**	**100.00**	**359**	**39.86**	**7.135**	**652**	**81.09**

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Single Family Detached	531	136,821,745.27	85.53	359	39.54	7.160	651	81.14
Two-Four Family	32	10,224,953.93	6.39	359	40.56	6.936	659	75.74
Condominium	28	6,664,330.94	4.17	359	42.96	6.886	653	82.52
PUD Detached	23	5,592,599.93	3.50	359	41.65	7.111	652	86.78
Single Family Attached	3	470,290.99	0.29	359	47.60	7.696	660	90.00
PUD Attached	1	191,900.00	0.12	359	48.00	7.600	787	95.00
Total:	**618**	**159,965,821.06**	**100.00**	**359**	**39.86**	**7.135**	**652**	**81.09**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

DESCRIPTION OF THE IO COLLATERAL

Prepayment Charge Term at Origination

PREPAYMENT CHARGE TERM AT ORIGINATION (months)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0	275	74,230,927.40	46.40	359	39.26	7.375	653	81.61
12	16	4,126,576.96	2.58	359	43.31	7.306	644	77.36
24	2	1,084,250.00	0.68	359	32.31	6.415	658	81.32
30	1	164,000.00	0.10	359	41.00	6.600	639	79.61
36	324	80,360,066.70	50.24	359	40.33	6.915	651	80.81
Total:	**618**	**159,965,821.06**	**100.00**	**359**	**39.86**	**7.135**	**652**	**81.09**

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Conforming	497	103,228,952.50	64.53	359	39.33	7.122	651	80.56
Non-Conforming	121	56,736,868.56	35.47	359	40.82	7.159	654	82.07
Total:	**618**	**159,965,821.06**	**100.00**	**359**	**39.86**	**7.135**	**652**	**81.09**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

DESCRIPTION OF THE IO COLLATERAL

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
11.500 - 11.999	17	4,847,725.94	3.47	359	34.25	5.914	670	73.16
12.000 - 12.499	76	21,091,801.00	15.08	359	40.12	6.284	665	78.71
12.500 - 12.999	196	53,885,787.82	38.52	359	39.48	6.757	650	80.40
13.000 - 13.499	84	21,011,569.79	15.02	359	39.39	7.253	646	83.92
13.500 - 13.999	97	23,768,211.71	16.99	359	43.18	7.734	643	83.72
14.000 - 14.499	19	4,628,742.94	3.31	359	37.64	8.232	637	84.78
14.500 - 14.999	16	4,054,009.93	2.90	359	40.69	8.748	665	87.09
15.000 - 15.499	9	2,326,252.98	1.66	359	41.81	9.259	629	82.59
15.500 - 15.999	11	2,961,748.98	2.12	359	40.28	9.727	626	85.73
16.000 - 16.499	4	837,737.99	0.60	359	41.97	10.202	656	84.75
16.500 - 16.999	1	99,430.99	0.07	359	33.00	10.500	634	90.00
17.500 - 17.999	1	365,849.99	0.26	359	44.00	11.500	641	90.00
Total:	**531**	**139,878,870.06**	**100.00**	**359**	**40.06**	**7.144**	**651**	**81.54**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE IO COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	17	4,847,725.94	3.47	359	34.25	5.914	670	73.16
6.000 - 6.499	76	21,091,801.00	15.08	359	40.12	6.284	665	78.71
6.500 - 6.999	196	53,885,787.82	38.52	359	39.48	6.757	650	80.40
7.000 - 7.499	84	21,011,569.79	15.02	359	39.39	7.253	646	83.92
7.500 - 7.999	97	23,768,211.71	16.99	359	43.18	7.734	643	83.72
8.000 - 8.499	19	4,628,742.94	3.31	359	37.64	8.232	637	84.78
8.500 - 8.999	16	4,054,009.93	2.90	359	40.69	8.748	665	87.09
9.000 - 9.499	9	2,326,252.98	1.66	359	41.81	9.259	629	82.59
9.500 - 9.999	11	2,961,748.98	2.12	359	40.28	9.727	626	85.73
10.000 - 10.499	4	837,737.99	0.60	359	41.97	10.202	656	84.75
10.500 - 10.999	1	99,430.99	0.07	359	33.00	10.500	634	90.00
11.500 - 11.999	1	365,849.99	0.26	359	44.00	11.500	641	90.00
Total:	**531**	**139,878,870.06**	**100.00**	**359**	**40.06**	**7.144**	**651**	**81.54**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

DESCRIPTION OF THE IO COLLATERAL

Margins of the Adjustable-Rate Loans

RANGE OF MORTGAGE MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
1.750 - 1.999	1	210,589.99	0.15	359	32.00	6.550	620	83.24
2.500 - 2.749	2	489,999.99	0.35	359	41.06	6.406	644	73.27
2.750 - 2.999	2	726,000.00	0.52	359	47.45	5.995	711	83.88
3.250 - 3.499	5	1,680,899.97	1.20	359	39.53	6.386	656	82.58
3.500 - 3.749	20	5,463,100.96	3.91	359	40.44	6.486	648	81.61
4.000 - 4.249	5	842,500.00	0.60	359	39.19	7.510	639	85.76
4.250 - 4.499	14	2,742,945.98	1.96	359	40.50	7.783	639	77.92
4.500 - 4.749	2	643,876.00	0.46	359	46.32	6.716	715	57.45
4.750 - 4.999	14	4,824,563.97	3.45	359	39.85	6.842	734	86.54
5.000 - 5.249	26	7,823,233.20	5.59	359	39.54	6.626	678	80.14
5.250 - 5.499	117	29,945,192.87	21.41	359	38.62	6.933	665	81.89
5.500 - 5.749	140	36,110,241.61	25.82	359	38.69	7.081	646	82.02
5.750 - 5.999	157	41,832,107.63	29.91	359	42.36	7.479	631	80.91
6.000 - 6.249	26	6,543,617.89	4.68	359	38.82	7.820	637	82.55
Total:	**531**	**139,878,870.06**	**100.00**	**359**	**40.06**	**7.144**	**651**	**81.54**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

DESCRIPTION OF THE IO COLLATERAL

Next Rate Adjustment Date of the Adjustable-Rate Loans

NEXT RATE ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
May 2007	4	870,907.23	0.62	358	37.30	6.778	660	80.01
June 2007	445	119,864,222.77	85.69	359	40.18	7.196	650	82.09
May 2008	3	310,492.26	0.22	358	33.48	7.612	644	83.61
June 2008	79	18,833,247.80	13.46	359	39.58	6.822	653	78.05
Total:	**531**	**139,878,870.06**	**100.00**	**359**	**40.06**	**7.144**	**651**	**81.54**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

DESCRIPTION OF THE IO COLLATERAL

Initial Periodic Rate Cap of the Adjustable-Rate Loans

INITIAL PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2.000	531	139,878,870.06	100.00	359	40.06	7.144	651	81.54
Total:	**531**	**139,878,870.06**	**100.00**	**359**	**40.06**	**7.144**	**651**	**81.54**

Subsequent Periodic Rate Cap of the Adjustable-Rate Loans

SUBSEQUENT PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
1.000	531	139,878,870.06	100.00	359	40.06	7.144	651	81.54
Total:	**531**	**139,878,870.06**	**100.00**	**359**	**40.06**	**7.144**	**651**	**81.54**

Insured AVM

INSURED AVM	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Non-Insured AVM	407	109,358,458.41	68.36	359	40.39	7.147	653	83.42
Insured AVM	211	50,607,362.65	31.64	359	38.70	7.109	649	76.08
Total:	**618**	**159,965,821.06**	**100.00**	**359**	**39.86**	**7.135**	**652**	**81.09**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



FOR ADDITIONAL INFORMATION PLEASE CALL:

CSFB Contacts

Banking

Boris Grinberg	(212) 325-4375
Kenny Rosenberg	(212) 325-3587
Sean Walker	(212) 325-4310
Stephen Marchi	(212) 325-0785

Structuring

Balazs Foldvari	(212) 538-3549

Collateral

Kashif Gilani	(212) 325-8697
David Steinberg	(212) 325-2774

ABS Syndicate

Tricia Hazelwood	(212) 325-8549
Melissa Simmons	(212) 325-8549
Jim Drvostep	(212) 325-8549
Garrett Smith	(212) 325-8549

Rating Agencies

Standard & Poor's

Carissa Hinman	(212) 438-1567

Moody's

Navneet Agarwal	(212) 553-3674

Fitch

Andrea Murad	(212) 908-0896
Natasha Hanson	(212) 908-0272
Julianna Lee	(212) 908-0285

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent hat any such valuations represent levels where actual trades may occur.

TERM SHEET
$19,800,000 *(Approximate Offered Certificates)*

Asset-Backed Pass-Through Certificates, Series 2005-R6

July 20, 2005

Ameriquest Mortgage Securities Inc.


AMERIQUEST
MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc.
(Depositor)

Ameriquest Mortgage Company
(Originator)

Ameriquest Mortgage Company
(Master Servicer)

All terms and statements are subject to change.

CREDIT SUISSE | FIRST BOSTON

Deutsche Bank 

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



COMPUTATIONAL MATERIALS DISCLAIMER

The information contained in the attached materials (the "Information") has been provided by Credit Suisse First Boston LLC ("CSFB").

The Information contained herein is preliminary and subject to change. The Information does not include all of the information required to be included in the private placement memorandum relating to the securities. As such, the Information may not reflect the impact of all structural characteristics of the securities. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Prospective purchasers are recommended to review the final private placement memorandum relating to the securities ("Offering Documents") discussed in this communication.

Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final private placement memorandum may be obtained by contacting the CSFB Syndicate Desk.

There shall not be any offer or sale of the securities discussed in this communication in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

An investor or potential investor in the securities (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

Please contact the CSFB Syndicate Desk at (212) 325-8549 for additional information.



TERM SHEET DATED July 20, 2005

Ameriquest Mortgage Securities Inc.
Asset-Backed Pass-Through Certificates, Series 2005-R6

$19,800,000

(Approximate Offered Certificates)

Subject to Revision

Class	Approximate Size ($)	Type[1,2]	WAL (yrs) Call[3] / Mat[4]	Principal Payment Window Call[3] / Mat[4]	Pmt Delay (days)	Interest Accrual Basis	Stated Final Maturity	Expected Ratings S&P/Moody's/Fitch	Initial Credit Enhancement (%)
Offered Certificates									
M-10	$13,200,000	FLT/MEZ	4.59 / 4.59	37 - 85 / 37 - 87	0	Actual/360	August 2035	BB+/NR/BB+	1.55%
M-11	$6,600,000	FLT/MEZ	4.12 / 4.12	37 - 68 / 37 - 68	0	Actual/360	August 2035	BB/NR/BB	1.00%
Non-Offered Certificates									
A-1A	$531,916,000	FLT/SR	Not Offered		0	Actual/360	August 2035	AAA/Aaa/AAA	19.40%
A-1B	$132,978,000	FLT/SR.MEZ	Not Offered		0	Actual/360	August 2035	AAA/Aaa/AAA	19.40%
A-2[5]	$302,306,000	FLT/SR	Not Offered		0	Actual/360	August 2035	AAA/Aaa/AAA	19.40%
M-1	$57,000,000	FLT/MEZ	Not Offered		0	Actual/360	August 2035	AA+/NR/AA+	14.65%
M-2	$49,800,000	FLT/MEZ	Not Offered		0	Actual/360	August 2035	AA/NR/AA	10.50%
M-3	$13,800,000	FLT/MEZ	Not Offered		0	Actual/360	August 2035	AA-/NR/AA-	9.35%
M-4	$18,000,000	FLT/MEZ	Not Offered		0	Actual/360	August 2035	A+/NR/A+	7.85%
M-5	$16,800,000	FLT/MEZ	Not Offered		0	Actual/360	August 2035	A/NR/A	6.45%
M-6	$12,600,000	FLT/MEZ	Not Offered		0	Actual/360	August 2035	A-/NR/A-	5.40%
M-7	$10,200,000	FLT/MEZ	Not Offered		0	Actual/360	August 2035	BBB+/NR/BBB+	4.55%
M-8	$11,400,000	FLT/MEZ	Not Offered		0	Actual/360	August 2035	BBB/NR/BBB	3.60%
M-9	$11,400,000	FLT/MEZ	Not Offered		0	Actual/360	August 2035	BBB-/NR/BBB-	2.65%
CE	$12,000,664	N/A	Not Offered		N/A			N/R	N/A
P	$100	N/A	Not Offered		N/A			N/R	N/A
R	N/A	N/A	Not Offered		N/A			N/R	N/A

(1) The interest rate on each of the Certificates (other than the Class A-2 Certificates), is subject to the related Net WAC Rate Cap.
(2) The Adjustable Rate Certificates (other than the Class A-2 Certificates) will accrue interest at a rate not greater than the related Maximum Cap Rate.
(3) To 10% Optional Termination at the pricing speed.
(4) To maturity at the pricing speed.
(5) The interest rate on the Class A-2 Certificates is not subject to any rate limitations, except in the case of a Group II Swap Provider default, in which case, the interest rate on the Class A-2 Certificates will be subject to the related Net WAC Rate Cap and will not accrue interest greater than the related Maximum Cap Rate.

Pricing Speed ("PPC")

Fixed-Rate Mortgage Loans	2% CPR growing to 20% CPR over 10 months.
Adjustable-Rate Mortgage Loans	100% PPC, which is 5% CPR in month 1, an additional 2% CPR for each month thereafter, building to 27% CPR in month 12 and remaining constant at 27% CPR until month 23, increasing to and remaining constant at 60% CPR from month 24 until month 27 and decreasing and remaining constant at 30% CPR from month 28 and thereafter; provided, however, the prepayment rate will not exceed 85% CPR per annum in any period for any percentage of PPC.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

Part I: Key Terms

Parties:

Depositor:	Ameriquest Mortgage Securities Inc.
Originator:	Ameriquest Mortgage Company.
Master Servicer:	Ameriquest Mortgage Company.
Trustee and Swap Administrator:	Deutsche Bank National Trust Company.
Swap Provider:	TBD.
Group II Swap Provider:	TBD.
Co-Lead Underwriters:	Credit Suisse First Boston LLC and Deutsche Bank Securities, Inc.
Co-Managers:	Bear, Stearns & Co. Inc. and Goldman, Sachs & Co.

Collateral:

Mortgage Loans:

As of the Cut-off Date, 7,095 Adjustable-Rate and Fixed-Rate, first-lien, closed-end, subprime mortgage loans with LTVs at origination not in excess of 95% and an aggregate scheduled principal balance as of the Cut-off Date of approximately $1,200,000,764. References to percentages or balances herein are based on the aggregate scheduled principal balance of such Mortgage Loans on the Cut-off Date. Although the final collateral will not differ materially from that described herein, amounts in any particular bucket may differ, perhaps significantly. For the purpose of calculating interest and principal on the Class A Certificates, the Mortgage Loans have been divided into two loan groups, designated as follows:

Group I Mortgage Loans: 5,328 Adjustable-Rate and Fixed-Rate Mortgage Loans with an aggregate scheduled principal balance as of the Cut-off Date of approximately $824,930,584 and with principal balances at origination that conform to principal balance limits of Freddie Mac.

Group II Mortgage Loans: 1,767 Adjustable-Rate and Fixed-Rate Mortgage Loans with an aggregate scheduled principal balance as of the Cut-off Date of approximately $375,070,180 and with principal balances at origination that may or may not conform to principal balance limits of Fannie Mae and Freddie Mac.

Approximately 21.52% of the Mortgage Loans were originated using an insured automated valuation model ("Insured AVM"). Upon the liquidation of a related mortgaged property, if the Insured AVM is determined to have overstated the mortgaged property's value as of the date originally made, the Insured AVM Insurer is liable for the lesser of: (i) losses of principal and (ii) the amount by which the Insured AVM overstated the mortgaged property's value at origination. St. Paul Fire and Marine Insurance Company (the "Insured AVM Insurer") is the provider under the master policy for the Insured AVM.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

Dates:

Cut-off Date: The close of business on July 1, 2005.

Distribution Dates: The 25th day of each month or, if the 25th day is not a business day, the next business day, beginning in August 2005.

Record Date: Adjustable-Rate Certificates: the close of business on the business day immediately preceding the related Distribution Date.

Retained Certificates: the close of business on the last business day of the month preceding the month in which the related Distribution Date occurs.

Expected Pricing Date: The week of July 18, 2005.

Expected Closing Date: On or about July 29, 2005.

Designations:

Certificates: Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6.

Adjustable-Rate Certificates: Class A Certificates and Class M Certificates.

Class A Certificates: Class A-1A, Class A-1B and Class A-2 Certificates.

Class M Certificates: Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10 and Class M-11 Certificates.

Offered Certificates: The Class M-10 and Class M-11 Certificates.

Non-Offered Certificates: Class A, Class M (other than Class M-10 and Class M-11), Class CE, Class P and Residual Certificates.

Residual Certificates: Class R Certificates.

Retained Certificates: Class CE, Class P and Residual Certificates.

Group I Certificates: Class A-1A and Class A-1B Certificates, which evidence interests in the Group I Mortgage Loans.

Group II Certificates: Class A-2 Certificates, which evidence interests in the Group II Mortgage Loans.

Other Terms:

Source for Calculation of One-Month LIBOR: Moneyline Telerate page 3750.

ERISA: The Offered Certificates will not be ERISA eligible as of the Closing Date.

SMMEA Eligibility: The Offered Certificates will not constitute "mortgage related securities" for purposes of SMMEA.

Federal Taxation: The Trust will be established as one or more REMICs for federal income tax purposes.

Form of Registration: Delivery of the Class M-10 and Class M-11 Certificates will be made through the PORTAL system.

Minimum Denominations: With respect to the Offered Certificates, $100,000 and integral multiples of $1 in excess.

Unregistered Securities: The Offered Certificates will not be registered under the Securities Act of 1933, in reliance on the exemption provided in Rule 144A. Investors will be deemed to have represented that they are Qualified Institutional Buyers ("QIBs") as defined in Rule 144A.

Eligible Investors: Qualified Institutional Buyers ("QIBs") as defined in Rule 144A. Investors will be deemed to have represented that they are QIBs.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

Part II: Definitions/Description of the Certificates

Determination Date:	The 10th day of the month or, if such day is not a business day, the business day immediately preceding such 10th day.
Due Period:	For each Distribution Date, the period from the second day of the immediately preceding month to the first day of the month in which such Distribution Date occurs.
Prepayment Period:	For the first Distribution Date, the Cut-off Date to and including the initial Determination Date, and for all other Distribution Dates, the day after the prior Determination Date to and including the Determination Date in the month in which such Distribution Date occurs.
Interest Accrual Basis:	For any Distribution Date and each class of Adjustable-Rate Certificates, will be Actual/360. The Adjustable-Rate Certificates will settle flat and will have no payment delay.
Administrative Fee Rate:	The sum of (a) the Servicing Fee Rate (0.50% per annum),(b) the Trustee Fee Rate (0.0019% per annum) and (c) with respect to the Group II Mortgage Loans, the Group II Swap Agreement Fee rate.
Expense Adjusted Net Mortgage Rate:	The mortgage rate of each Mortgage Loan minus the Administrative Fee Rate.
Expense Adjusted Net Maximum Mortgage Rate:	The per annum rate equal to the applicable maximum mortgage rate (or the mortgage rate for such Mortgage Loan in the case of the fixed-rate Mortgage Loans) of each Mortgage Loan minus the Administrative Fee Rate.
Optional Termination:	The Master Servicer and the NIMS Insurer, if any, in that order, may purchase all of the Mortgage Loans and REO properties and retire the Certificates on or after the Optional Termination Date.
Optional Termination Date:	The first Distribution Date on which the aggregate principal balance of the Mortgage Loans is less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.
Credit Enhancement:	Excess Interest; Net Swap Payments received from the Swap Provider (if any); Overcollateralization ("OC"); and Subordination.
Initial Overcollateralization Target Percentage:	Approximately 1.00%.
Overcollateralization Floor:	The aggregate principal balance of the Mortgage Loans as of the Cut-off Date multiplied by 0.50%.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

Overcollateralization Target Amount: For any Distribution Date, (i) prior to the Stepdown Date, an amount equal to the Initial Overcollateralization Target Percentage of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, (ii) on or after the Stepdown Date, provided a Trigger Event is not in effect, the greater of (x) 2x the Initial Overcollateralization Target Percentage of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and (y) the Overcollateralization Floor or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date.

Stepdown Date: The earlier of (i) the first Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later of (A) the 37th Distribution Date and (B) the date that the Credit Enhancement Percentage for the Class A Certificates is greater than or equal to 2x the Class A Initial Credit Enhancement Percentage.

Credit Enhancement Percentage: The percentage obtained by dividing (x) the aggregate Certificate Principal Balance of each class of Certificates with a lower distribution priority by (y) the aggregate principal balance of the Mortgage Loans.

Class	Initial CE%	Target CE% On/After Stepdown Date
A	19.40%	2x Initial CE%
M-1	14.65%	2x Initial CE%
M-2	10.50%	2x Initial CE%
M-3	9.35%	2x Initial CE%
M-4	7.85%	2x Initial CE%
M-5	6.45%	2x Initial CE%
M-6	5.40%	2x Initial CE%
M-7	4.55%	2x Initial CE%
M-8	3.60%	2x Initial CE%
M-9	2.65%	2x Initial CE%
M-10	1.55%	2x Initial CE%
M-11	1.00%	2x Initial CE%

Overcollateralization Reduction Amount: For any Distribution Date, the lesser of (A) the principal remittance amount on such Distribution Date and (B) the excess, if any, of (i) the Overcollateralized Amount for such Distribution Date (calculated for this purpose only after assuming that 100% of the principal remittance amount on such Distribution Date has been distributed) over (ii) the Overcollateralization Target Amount for such Distribution Date.

Overcollateralized Amount: For any Distribution Date will be the excess, if any, of (a) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments received or advanced on or before the related Determination Date and principal prepayments received during the related Prepayment Period) over (b) the aggregate Certificate Principal Balance of the Class A, Class M and Class P Certificates, after giving effect to distributions to be made on such Distribution Date.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

Net Monthly Excess Cashflow: For any Distribution Date, the sum of (x) any Overcollateralization Reduction Amount and (y) the excess of the Available Funds, net of any Net Swap Payment made by the Trustee and the Swap Termination Payments, if any, made by the Trustee, over the sum of (i) the monthly interest accrued and any unpaid interest on the Class A Certificates and the monthly interest accrued on the Class M Certificates and (ii) the principal remittance amount

Allocation of Losses: Any Realized Losses on the Mortgage Loans on any Distribution Date will first be absorbed by the Class CE Certificates. If on any Distribution Date as a result of Realized Losses on the Mortgage Loans, the aggregate certificate principal balance of the Class A and Class M Certificates exceeds the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period such excess, (the "Realized Loss Amount") will be allocated in the following order: Class M-11, Class M-10, Class M-9, Class M-8, Class M-7, Class M-6, Class M-5, Class M-4, Class M-3, Class M-2 and Class M-1 Certificates. There will be no allocation of Realized Losses on the Mortgage Loans to the Class A Certificates or the Class P Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of such Certificates all principal and interest amounts to which they are then entitled. Once Realized Losses are allocated to the Class M Certificates, such amounts with respect to such Certificates will no longer accrue interest. However, the amount of any Realized Losses allocated to the Class M Certificates may be distributed to the holders of those certificates from Net Monthly Excess Cashflow (including certain amounts received by the Swap Administrator from the Swap Agreement, if any), sequentially, as described in the Pooling and Servicing Agreement.

Net WAC Rate Cap: Group I Certificates or Group II Certificates: The per annum rate (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period) equal to a fraction, expressed as a percentage, the numerator of which is the amount of interest which accrued on the Mortgage Loans in the related loan group in the prior calendar month minus the Trustee Fee and the Servicing Fee payable with respect to the related Mortgage Loans for such Distribution Date and the Group I Allocation Percentage or Group II Allocation Percentage of any Net Swap Payment made to the Swap Provider and with respect to the Group II Certificates, the Group II Swap Agreement Fee payable to the Group II Swap Provider for such Distribution Date and the denominator of which is the aggregate principal balance of the Mortgage Loans in the related loan group as of the last day of the immediately preceding Due Period (or as of the Cut-off Date with respect to the first Distribution Date), after giving effect to principal prepayments received during the related Prepayment Period.

Class M Certificates: The per annum rate (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period) equal to (x) the weighted average (weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group, the current principal balance of the related Class A Certificates), of (i) the Net WAC Rate Cap for the Group I Certificates and (ii) the Net WAC Rate Cap for the Group II Certificates (without regard to the Group II Swap Provider Fee rate).

Group I Allocation Percentage: The aggregate principal balance of the Group I Mortgage Loans divided by the sum of the aggregate principal balance of the Group I Mortgage Loans and the Group II Mortgage Loans.

Group II Allocation Percentage: The aggregate principal balance of the Group II Mortgage Loans divided by the sum of the aggregate principal balance of the Group I Mortgage Loans and the Group II Mortgage Loans.

Pass-Through Rate: For the Adjustable-Rate Certificates (other than the Group II Certificates), and any Distribution Date, the lesser of (x) the related Formula Rate for such Distribution Date and (y) the related Net WAC Rate Cap for such Distribution Date. With respect to the Group II Certificates, the Pass-Through Rate (a) so long as a default under the Group II Swap Agreement has not occurred and is not continuing, will equal LIBOR plus the applicable margin for such Distribution Date and (b) if a swap default has occurred and is continuing, will equal the lesser of (x) the related Formula Rate for such Distribution Date and (y) the related Net WAC Rate Cap for such Distribution Date.

Formula Rate: For any Distribution Date and any class of Adjustable-Rate Certificates, the lesser of (i) LIBOR plus the applicable certificate margin and (ii) the related Maximum Cap Rate.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

Maximum Cap Rate:

Group I Certificates or Group II Certificates: The per annum rate (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period) equal to the sum of (x) the weighted average of the Expense Adjusted Net Maximum Mortgage Rates of the Mortgage Loans in the related loan group and (y) the Net Swap Payment made by the Swap Provider, if any, expressed as a percentage of the balance of the Mortgage Loans (the "Net Swap Payment Rate").

Class M Certificates: The per annum rate (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period) equal to (x) the weighted average (weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group, the current principal balance of the related Class A Certificates), of (i) the Maximum Cap Rate for the Group I Certificates and (ii) the Maximum Cap Rate for the Group II Certificates (without regard to the Group II Swap Provider Fee rate).

Coupon Step-up:

After the Optional Termination Date, if the Master Servicer (or NIMs Insurer, if any) fails to exercise its right to terminate the Trust, the certificate margins on any then outstanding Certificates will increase according to the following:

Class	After Optional Termination
Class A Certificates	2 x Applicable Margin
Class M Certificates	1.5 x Applicable Margin

Net WAC Rate Carryover Amount:

For any Distribution Date, (i) the excess of (a) the amount of interest such class would have accrued for such Distribution Date had the applicable Pass-Through Rate not been subject to the Net WAC Rate Cap, over (b) the amount of interest such class of Certificates accrued for such Distribution Date based on the Net WAC Rate Cap, together with the unpaid portion of any such amounts from the prior Distribution Date and (ii) accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Net WAC Rate Cap. The Net WAC Rate Carryover Amount will be distributed from certain amounts received by the Swap Administrator from the Swap Agreement, if any, and from the Net Monthly Excess Cashflow on a subordinated basis on the same Distribution Date or in any subsequent period. The ratings on each class of Certificates do not address the likelihood of the payment of any Net WAC Rate Carryover Amount.

Swap Agreement:

On the Closing Date, the Trustee will enter into a Swap Agreement with an initial notional amount of $[1,200,000,000] (the "Swap Agreement"). Under the Swap Agreement, the Trust will be obligated to pay an amount equal to [4.30]% per annum on the notional amount as set forth in the Swap Agreement to the Swap Provider and the Trust will be entitled to receive an amount equal to one-month LIBOR on the notional amount as set forth in the Swap Agreement from the Swap Provider, until the Swap Agreement is terminated. Only the net amount of the two obligations will be paid by the appropriate party ("Net Swap Payment"). See the attached schedule.

Generally, the Net Swap Payment will be deposited into a swap account (the "Swap Account") by the Swap Administrator pursuant to the Pooling and Servicing Agreement and a swap administration agreement and amounts on deposit in the Swap Account will be distributed in accordance with the terms set forth in the Pooling and Servicing Agreement.

Upon early termination of the Swap Agreement, the Trust or the Swap Provider may be liable to make a termination payment (the "Swap Termination Payment") to the other party (regardless of which party caused the termination). The Swap Termination Payment will be computed in accordance with the procedures set forth in the Swap Agreement. **In the event that the Trust is required to make a Swap Termination Payment, that payment will be paid on the related Distribution Date, and on any subsequent Distribution Dates until paid in full, generally, prior to distributions to Certificateholders.**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Group II Swap Agreement: On the Closing Date, the Trustee will enter into a Swap Agreement for the benefit of the Group II Certificates (the "Group II Swap Agreement"). On the business day prior to a Distribution Date while the Group II Certificates remain outstanding, the Trust will be obligated to make a payment to the Group II Swap Provider at rate equal to the lesser of the related Formula Rate and the applicable Net WAC Rate Cap, plus the fee owed to the Group II Swap Provider with respect to the Group II Swap Agreement (the "Group II Swap Agreement Fee") and the Group II Swap Provider will be obligated to make a payment to the Trustee at the related Pass-Through Rate, in each case, on a scheduled notional amount equal to the lesser of (a) the certificate principal balance of the Group II Certificates and (b) the aggregate principal balance of the Group II Mortgage Loans for such Distribution Date. The Group II Swap Agreement will terminate on the earlier of the Distribution Date (i) in [August 2035] or (ii) on which the Group II Certificates have been reduced to zero. The net amount of the two obligations will be paid by the parties, and the Group II Swap Agreement Fee will be paid to the Group II Swap Provider. The Group II Swap Agreement will cover the portion of interest distributions to the Group II Certificates, if any, representing interest in excess of the Group II Net WAC Rate Cap. The Group II Swap Agreement will not cover any credit-related interest losses on the mortgage loans, Relief Act shortfalls or prepayment interest shortfalls.

Upon early termination of the Group II Swap Agreement, the Trust or the Group II Swap Provider may be liable to make a termination payment (the "Group II Swap Termination Payment") to the other party (regardless of which party caused the termination). The Group II Swap Termination Payment will be computed in accordance with the procedures set forth in the related swap agreement. **In the event that the Trust is required to make a Group II Swap Termination Payment, that payment will be paid on the related Distribution Date, and on any subsequent Distribution Dates until paid in full, generally, prior to distributions to Certificateholders.**

Interest Carry Forward Amount: For each class of Class A and Class M Certificates, on any Distribution Date, the sum of (i) the excess of (a) the accrued certificate interest for such class with respect to the prior Distribution Date (excluding any Net WAC Rate Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (b) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such excess at the Pass-Through Rate for such class.

Available Funds: For any Distribution Date, the sum, net of amounts reimbursable to the Master Servicer or the Trustee, of: (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due during the related Due Period and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds, subsequent recoveries and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the related Prepayment Period or proceeds from the repurchase of the Mortgage Loans due to the Optional Termination of the Trust); (iii) all Master Servicer Advances with respect to the Mortgage Loans received for such Distribution Date and (iv) all compensating interest paid by the Master Servicer in respect of prepayment interest shortfalls for the related period.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Class A Principal Distribution Amount:

Prior to the Stepdown Date, or if a Trigger Event is in effect, the Class A Certificates will receive the principal collected on the related Mortgage Loans plus any Net Monthly Excess Cashflow required to maintain the Overcollateralization Target Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. On or after the Stepdown Date, if no Trigger Event is in effect, principal paid on the Class A Certificates will be an amount such that each of the Class A Certificates will maintain 2x the Class A Initial Credit Enhancement Percentage as set forth in the Credit Enhancement Percentage table included herein.

Principal distributions on the Group I Certificates will be allocated concurrently, on a *pro rata* basis; *provided, however*, if a Sequential Trigger Event is in effect, principal distributions will be allocated sequentially, to the Class A1A and Class A1B Certificates, until their respective certificate principal balances have been reduced to zero.

Principal distributions on the Group II Certificates will be allocated to the Class A-2 Certificates, until its certificate principal balance has been reduced to zero.

Notwithstanding the foregoing, if the aggregate Certificate Principal Balance of the Group I or Group II Certificates is reduced to zero, then the amount of principal distributions from the related loan group on subsequent Distribution Dates will be distributed to the group(s) of Class A Certificates remaining outstanding, to the extent necessary to provide all required principal distributions to such Certificates.

Sequential Trigger Event:

A Sequential Trigger Event is in effect if (i) the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period (after giving effect to scheduled payments received or advanced on or before the related Determination Date and principal prepayments received during the related Prepayment Period) divided by the sum of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds (x) on any Distribution Date before the 25th Distribution Date, [1.60]%, or (y) on any Distribution Date from and including the 25th Distribution Date through and including the 36th Distribution Date, [1.60]% for the first month plus an additional 1/12th of [1.40]% for each month thereafter, or (ii) after the 36th Distribution Date, a Trigger Event is in effect.

Class M Principal Distribution Amount:

The Class M Certificates will not receive any principal payments prior to the Stepdown Date. On or after the Stepdown Date (if no Trigger Event is in effect), principal will be paid on the Class M Certificates in the following order: to the Class M-1 Certificates until it reaches 2x the Class M-1 Initial Credit Enhancement Percentage, then to the Class M-2 Certificates until it reaches 2x the Class M-2 Initial Credit Enhancement Percentage, then to the Class M-3 Certificates until it reaches 2x the Class M-3 Initial Credit Enhancement Percentage, then to the Class M-4 Certificates until it reaches 2x the Class M-4 Initial Credit Enhancement Percentage, then to the Class M-5 Certificates until it reaches 2x the Class M-5 Initial Credit Enhancement Percentage, then to the Class M-6 Certificates until it reaches 2x the Class M-6 Initial Credit Enhancement Percentage, then to the Class M-7 Certificates until it reaches 2x the Class M-7 Initial Credit Enhancement Percentage, then to the Class M-8 Certificates until it reaches 2x the Class M-8 Initial Credit Enhancement Percentage, then to the Class M-9 Certificates until it reaches 2x the Class M-9 Initial Credit Enhancement Percentage, then to the Class M-10 Certificates until it reaches 2x the Class M-10 Initial Credit Enhancement Percentage and then to the Class M-11 Certificates until it reaches 2x the Class M-11 Initial Credit Enhancement Percentage, in each case, as set forth in the Credit Enhancement Percentage table included herein.

If a Trigger Event is in effect, principal payments will be paid sequentially first to the Class A Certificates and then to the Class M Certificates in their order of seniority until the Certificate Principal Balance of each such class is reduced to zero.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Trigger Event: If either the Delinquency Trigger Event or Cumulative Loss Test is violated.

Delinquency Trigger Event: The percentage obtained by dividing (x) the aggregate Stated Principal Balance of (i) Mortgage Loans Delinquent 60 days or more, (ii) REO Properties and (iii) Mortgage Loans in foreclosure and in bankruptcy by (y) the aggregate Stated Principal Balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds a percentage (as specified in the Pooling and Servicing Agreement) of the Credit Enhancement Percentage for the most senior class of certificates then outstanding. In the case of the Class A Certificates, the percentage will be [42.00]%.

Cumulative Loss Test: The aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period (reduced by the aggregate amount of subsequent recoveries received from the Cut-off Date through the last day of the related Due Period) divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the approximate applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring In	Percentage
August 2007 through July 2008	[1.60]% for the first month plus an additional 1/12th of [1.40]% for each month thereafter
August 2008 through July 2009	[3.00]% for the first month plus an additional 1/12th of [1.50]% for each month thereafter
August 2009 through July 2010	[4.50]% for the first month plus an additional 1/12th of [1.00]% for each month thereafter
August 2010 through July 2011	[5.50]% for the first month plus an additional 1/12th of [0.50]% for each month thereafter
August 2011 and thereafter	[6.00]%

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Payment Priority:

On each Distribution Date, distributions will be made as follows:

From collections on all the Mortgage Loans, to pay any Net Swap Payment or the Swap Termination Payment owed to the Swap Provider and other fees and expenses of the Trust.

From collections on the Group II Mortgage Loans, the Group II Swap Agreement Fee or the Group II Swap Termination Payment owed to the Group II Swap Provider.

From Available Funds, to pay interest on the Class A Certificates *pro rata*, including any accrued unpaid interest from a prior Distribution Date and then to pay interest excluding any accrued unpaid interest from prior Distribution Dates to the Class M Certificates, sequentially.

From Available Funds, to pay principal on the Class A and Class M Certificates, in accordance with the principal payment provisions described above.

From Net Monthly Excess Cashflow, if any, to the Certificates then entitled to receive distributions in respect of principal an additional payment of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the required Overcollateralization Target Amount.

From Net Monthly Excess Cashflow, if any, to pay Interest Carry Forward Amounts to Class M Certificates, sequentially.

From Net Monthly Excess Cashflow, if any, to pay any Realized Losses allocated to the Class M Certificates, sequentially.

From Net Monthly Excess Cashflow, if any, to pay the Net WAC Rate Carryover Amount on the Class A and Class M Certificates in the same order of priority as described above, *provided, however*, any Net WAC Rate Carryover Amount owed to the Group II Certificates (without taking into account amounts distributed pursuant to the Group II Swap Agreement) will be paid to the Group II Swap Provider for reimbursement of amounts paid by the Group II Swap Provider pursuant to the Group II Swap Agreement.

From Net Monthly Excess Cashflow, if any, to pay to the Group II Swap Provider, to the extent unpaid above, the Group II Swap Agreement Fee or the Group II Swap Termination Payment owed to the Group II Swap Provider.

From Net Monthly Excess Cashflow, if any, to pay any remaining amount to the Class CE and Class R Certificates in accordance with the Pooling and Servicing Agreement.

From the Swap Account (other than from amounts received pursuant to the Group II Swap Agreement), to pay any unpaid interest on the Class A Certificates, *pro rata*, including any accrued unpaid interest from a prior Distribution Date and then to pay any unpaid interest including any accrued unpaid interest from prior Distribution Dates to the Class M Certificates, sequentially.

From the Swap Account (other than from amounts received pursuant to the Group II Swap Agreement), to pay the Net WAC Rate Carryover Amount on the Class A and Class M Certificates remaining unpaid in the same order of priority as described above.

From the Swap Account, from amounts received pursuant to the Group II Swap Agreement, to pay to the Group II Certificates, any unpaid interest.

From the Swap Account, to pay any principal first, on the Class A Certificates, *pro rata*, and second, on the Class M Certificates, sequentially, in accordance with the principal payment provisions described above in an amount necessary to maintain the applicable Overcollateralization Target Amount.

From the Swap Account, to pay any Realized Losses remaining on the Class M Certificates, sequentially.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

Part III: Relevant Bond Analytics

Swap Schedule

Distribution Date	Notional Schedule ($)	Distribution Date	Notional Schedule ($)
08/25/05	1,200,000,000	07/25/08	240,771,917
09/25/05	1,188,786,806	08/25/08	230,634,147
10/25/05	1,174,354,234	09/25/08	220,941,318
11/25/05	1,156,708,769	10/25/08	211,673,236
12/25/05	1,135,880,579	11/25/08	202,810,645
01/25/06	1,111,925,161	12/25/08	194,335,183
02/25/06	1,084,923,982	01/25/09	186,229,344
03/25/06	1,054,984,826	02/25/09	178,476,432
04/25/06	1,022,280,802	03/25/09	171,060,525
05/25/06	987,047,437	04/25/09	163,966,439
06/25/06	950,192,904	05/25/09	157,179,694
07/25/06	911,897,456	06/25/09	150,686,476
08/25/06	875,165,188	07/25/09	144,473,614
09/25/06	839,932,027	08/25/09	138,528,542
10/25/06	806,136,140	09/25/09	132,839,273
11/25/06	773,718,264	10/25/09	127,394,374
12/25/06	742,621,601	11/25/09	122,182,938
01/25/07	712,791,713	12/25/09	0
02/25/07	684,176,423		
03/25/07	656,725,724		
04/25/07	630,391,683		
05/25/07	603,209,622		
06/25/07	577,052,701		
07/25/07	508,191,185		
08/25/07	448,986,467		
09/25/07	398,952,322		
10/25/07	355,938,584		
11/25/07	340,697,373		
12/25/07	326,138,035		
01/25/08	312,225,626		
02/25/08	298,930,721		
03/25/08	286,224,832		
04/25/08	274,081,034		
05/25/08	262,473,661		
06/25/08	251,378,411		

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

Sensitivity Analysis - To Optional Termination Date							
		0% ppc	50% ppc	75% ppc	100% ppc	125% ppc	150% ppc
M-10	Average Life (years)	26.57	9.13	6.12	4.59	3.79	3.38
	First Payment Period	273	54	37	37	37	37
	Last Payment Period	346	170	116	85	65	52
	Window (months)	74	117	80	49	29	16
M-11	Average Life (years)	26.26	8.22	5.49	4.12	3.39	3.09
	First Payment Period	273	54	37	37	37	37
	Last Payment Period	337	137	92	68	51	41
	Window (months)	65	84	56	32	15	5

Sensitivity Analysis - To Maturity							
		0% ppc	50% ppc	75% ppc	100% ppc	125% ppc	150% ppc
M-10	Average Life (years)	26.57	9.13	6.13	4.59	3.79	3.38
	First Payment Period	273	54	37	37	37	37
	Last Payment Period	347	174	119	87	67	53
	Window (months)	75	121	83	51	31	17
M-11	Average Life (years)	26.26	8.22	5.49	4.12	3.39	3.09
	First Payment Period	273	54	37	37	37	37
	Last Payment Period	337	137	92	68	51	41
	Window (months)	65	84	56	32	15	5

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.


AMERIQUEST
MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

Net WAC Cap and Effective Maximum Rate for the Class M Certificates

Period	NWC[1] (%)	Max Rate [2,3] (%)
1	7.64	24.20
2	6.54	23.06
3	6.65	23.10
4	6.55	22.92
5	6.66	22.92
6	6.56	22.70
7	6.56	22.57
8	6.92	22.77
9	6.58	22.24
10	6.70	22.16
11	6.59	21.83
12	6.72	21.72
13	6.61	21.38
14	6.62	21.15
15	6.75	21.06
16	6.64	20.72
17	6.77	20.64
18	6.65	20.30
19	6.66	20.10
20	7.09	20.32
21	6.68	19.70
22	6.86	19.67
23	6.74	19.33
24	7.90	20.05
25	7.73	19.17
26	7.74	18.56
27	7.92	18.21
28	7.74	17.87
29	7.93	17.92
30	7.77	18.18
31	7.77	18.02
32	8.18	18.34
33	7.77	17.73
34	7.98	17.84
35	7.78	17.47
36	8.11	18.33
37	7.90	17.94
38	7.90	17.80
39	8.11	17.93
40	7.90	17.56
41	8.11	17.70
42	7.91	17.97
43	7.91	17.84
44	8.58	18.63
45	7.90	17.59
46	8.12	17.79
47	7.90	17.38
48	8.12	18.22
49	7.90	17.80
50	7.90	17.68
51	8.11	17.88
52	7.90	17.46
53	8.46	11.36
54	8.18	11.04
55	8.18	11.03
56	9.05	12.20
57	8.17	11.00
58	8.43	11.36
59	8.15	10.97
60	8.42	11.39
61	8.14	11.01
62	8.14	11.00
63	8.40	11.35
64	8.12	10.97
65	8.39	11.32
66	8.11	10.94
67	8.11	10.92
68	8.97	12.07
69	8.09	10.89
70	8.36	11.24
71	8.08	10.86
72	8.34	11.21
73	8.07	10.83
74	8.06	10.81
75	8.33	11.16
76	8.05	10.78
77	8.31	11.13
78	8.04	10.75
79	8.03	10.74
80	8.58	11.46
81	8.02	10.70
82	8.28	11.05
83	8.01	10.67
84	8.27	11.01
85	8.00	10.64

(1) Assumes 1mLIBOR and 6mLIBOR stays at 3.433% and 3.870% respectiv ely and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(3) The effective net funds cap rate ("Effective Rate") is computed in the same manner as the Net WAC Cap Rate after giving effect to Net Swap Payments received from the Swap Provider.


AMERIQUEST
MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

Excess Spread

Period	Static LIBOR (basis points) (1)	1m LIBOR (%)	6m LIBOR (%)	Fwd LIBOR (basis points) (2)	Period	Static LIBOR (basis points) (1)	1m LIBOR (%)	6m LIBOR (%)	Fwd LIBOR (basis points) (2)	Period	Static LIBOR (basis points) (1)	1m LIBOR (%)	6m LIBOR (%)	Fwd LIBOR (basis points) (2)
1	3.44	3.433000	3.870000	3.44	34	3.97	4.460955	4.522701	3.92	67	4.36	4.717854	4.782312	3.67
2	2.81	3.616653	3.985099	2.81	35	3.89	4.466519	4.531688	3.82	68	4.75	4.724752	4.789529	4.17
3	2.83	3.807599	4.079333	2.83	36	4.08	4.474274	4.541365	4.06	69	4.36	4.731720	4.796703	3.65
4	2.82	3.918440	4.147363	2.82	37	4.00	4.484040	4.551330	3.95	70	4.49	4.738765	4.803702	3.82
5	2.83	4.031135	4.199058	2.83	38	4.02	4.494129	4.561205	3.94	71	4.36	4.745894	4.810386	3.64
6	2.82	4.228316	4.233402	2.81	39	4.12	4.504081	4.570899	4.05	72	4.49	4.753116	4.816610	3.83
7	2.83	4.112425	4.245843	2.81	40	4.05	4.513880	4.580395	3.95	73	4.36	4.760309	4.822219	3.65
8	2.88	4.172682	4.285043	2.86	41	4.14	4.523509	4.589675	4.04	74	4.36	4.766954	4.827074	3.64
9	2.83	4.208885	4.318403	2.80	42	4.07	4.532951	4.598724	4.01	75	4.49	4.772891	4.831119	3.80
10	2.86	4.223301	4.349343	2.82	43	4.07	4.542190	4.607523	4.00	76	4.36	4.778085	4.834318	3.63
11	2.85	4.233644	4.380951	2.79	44	4.32	4.551209	4.616061	4.29	77	4.49	4.782503	4.836637	3.79
12	2.88	4.301670	4.413359	2.80	45	4.08	4.559992	4.624355	3.98	78	4.36	4.786109	4.838038	3.63
13	2.86	4.343525	4.436267	2.77	46	4.17	4.568521	4.632429	4.07	79	4.37	4.788868	4.838489	3.63
14	2.86	4.369326	4.453659	2.75	47	4.09	4.576780	4.640309	3.96	80	4.62	4.790746	4.838020	3.97
15	2.90	4.391239	4.467851	2.78	48	4.17	4.584753	4.648026	4.08	81	4.37	4.791709	4.836948	3.63
16	2.87	4.409563	4.479146	2.73	49	4.09	4.592459	4.655614	3.96	82	4.50	4.791721	4.835674	3.80
17	2.91	4.424595	4.487849	2.76	50	4.08	4.600035	4.663103	3.95	83	4.37	4.790748	4.834618	3.63
18	2.88	4.436634	4.494263	2.71	51	4.17	4.607517	4.670500	4.04	84	4.50	4.788756	4.834220	3.80
19	2.88	4.445979	4.498691	2.70	52	4.08	4.614907	4.677807	3.92	85	4.38	4.786113	4.834940	3.64
20	3.00	4.452926	4.501435	2.82	53	4.52	4.622207	4.685025	3.89					
21	2.89	4.457775	4.502788	2.68	54	4.39	4.629417	4.692155	3.74					
22	2.98	4.460824	4.503041	2.76	55	4.38	4.636538	4.699199	3.73					
23	2.94	4.462371	4.502481	2.71	56	4.77	4.643573	4.706160	4.23					
24	4.00	4.462714	4.501393	3.94	57	4.38	4.650522	4.713055	3.71					
25	3.94	4.462141	4.500062	3.82	58	4.51	4.657387	4.719901	3.87					
26	3.93	4.460898	4.498773	3.77	59	4.38	4.664170	4.726718	3.69					
27	3.97	4.459263	4.497815	3.79	60	4.50	4.670871	4.733527	3.88					
28	3.91	4.457523	4.497481	3.71	61	4.37	4.677507	4.740350	3.70					
29	3.97	4.455966	4.498063	3.78	62	4.37	4.684145	4.747208	3.69					
30	3.92	4.454877	4.499855	3.90	63	4.50	4.690808	4.754109	3.85					
31	3.92	4.454544	4.503148	3.88	64	4.37	4.697503	4.761063	3.67					
32	4.05	4.455255	4.508156	4.03	65	4.50	4.704237	4.768076	3.83					
33	3.90	4.457297	4.514757	3.85	66	4.37	4.711018	4.775157	3.68					

(1) Assumes 1mLIBOR and 6mLIBOR stays at 3.433% and 3.870% respectively, and the cashflows are run to the Optional Termination at the pricing speed.

(2) Assumes forward 1mLIBOR and 6mLIBOR curves as of July 19, 2005; and cash flows are run to the Optional Termination at the pricing speed.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

PART IV: COLLATERAL STATISTICS

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Cut-off Date. Balances and percentages are based on the Cut-off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:		7,095	
Aggregate Current Principal Balance:		$1,200,000,764.26	
Average Current Principal Balance:		$169,133.30	$59,209.02 - $749,246.20
Aggregate Original Principal Balance:		$1,201,177,642.00	
Average Original Principal Balance:		$169,299.17	$60,000.00 - $750,000.00
Fully Amortizing Mortgage Loans:		100.00%	
1st Lien:		100.00%	
Wtd. Avg. Mortgage Rates:		8.012%	5.500% - 13.100%
Wtd. Avg. Original Term to Maturity (months):		354	120 - 360
Wtd. Avg. Remaining Term to Maturity (months):		353	117 - 360
Wtd. Avg. Margin (ARM Loans Only):		5.940%	1.750% - 6.750%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):		14.232%	11.500% - 19.100%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):		8.232%	5.500% - 13.100%
Wtd. Avg. Original LTV:		78.12%	13.34% - 95.00%
Wtd. Avg. Borrower FICO:		600	500 - 810
Geographic Distribution (Top 5):	CA	14.49%	
	FL	11.76%	
	NY	7.93%	
	MA	6.25%	
	NJ	5.76%	

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2Yr/6 Mo Libor	4,632	735,202,506.28	61.27	357	41.60	8.472	567	77.36
2Yr/6 Mo Libor (IO)	449	120,735,130.00	10.06	359	40.15	7.193	650	82.07
3Yr/6 Mo Libor	552	84,911,570.48	7.08	355	39.71	7.954	584	76.62
3Yr/6 Mo Libor (IO)	82	19,143,740.06	1.60	359	39.48	6.835	653	78.14
Fixed	1,293	219,920,866.44	18.33	335	38.80	7.133	677	79.06
Fixed (IO)	87	20,086,951.00	1.67	359	38.42	7.075	663	78.02
Total:	**7,095**	**1,200,000,764.26**	**100.00**	**353**	**40.72**	**8.012**	**600**	**78.12**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION ($)	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	MORTGAGE RATES (%)*	FICO*	OLTV (%)*
50,000.01 - 100,000.00	1,988	155,654,410.00	12.96	345	38.97	8.908	580	73.61
100,000.01 - 150,000.00	1,919	238,114,095.00	19.82	350	40.26	8.293	589	77.72
150,000.01 - 200,000.00	1,228	213,590,776.00	17.78	354	40.36	8.000	596	78.45
200,000.01 - 250,000.00	723	161,854,643.00	13.47	354	41.46	7.782	601	78.34
250,000.01 - 300,000.00	489	133,678,978.00	11.13	356	41.22	7.647	611	78.02
300,000.01 - 350,000.00	304	98,412,450.00	8.19	357	42.52	7.829	604	79.26
350,000.01 - 400,000.00	148	55,010,801.00	4.58	356	41.23	7.505	619	81.14
400,000.01 - 450,000.00	117	49,538,538.00	4.12	358	43.09	7.438	619	81.73
450,000.01 - 500,000.00	82	39,021,430.00	3.25	359	38.24	7.744	613	78.62
500,000.01 - 550,000.00	35	18,454,211.00	1.54	359	40.83	7.156	646	81.73
550,000.01 - 600,000.00	40	23,184,971.00	1.93	345	43.10	7.644	637	82.54
600,000.01 - 650,000.00	11	6,882,989.00	0.57	359	38.38	7.643	638	84.27
650,000.01 - 700,000.00	3	2,003,950.00	0.17	359	46.96	6.978	602	81.31
700,000.01 - 750,000.00	8	5,775,400.00	0.48	359	40.05	7.162	623	78.61
Total:	**7,095**	**1,201,177,642.00**	**100.00**	**353**	**40.72**	**8.011**	**600**	**78.12**

*Based on the original balances of the Mortgage Loans.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

DESCRIPTION OF THE TOTAL COLLATERAL

Principal Balance as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
50,000.01 - 100,000.00	1,990	155,679,864.90	12.97	345	38.97	8.907	580	73.62
100,000.01 - 150,000.00	1,917	237,659,111.79	19.80	350	40.26	8.294	589	77.72
150,000.01 - 200,000.00	1,229	213,572,985.75	17.80	354	40.37	7.999	596	78.46
200,000.01 - 250,000.00	723	161,746,307.77	13.48	354	41.45	7.780	601	78.23
250,000.01 - 300,000.00	489	133,604,012.55	11.13	356	41.19	7.648	611	78.13
300,000.01 - 350,000.00	303	98,023,047.77	8.17	357	42.56	7.834	604	79.26
350,000.01 - 400,000.00	149	55,366,521.12	4.61	356	41.24	7.493	619	81.07
400,000.01 - 450,000.00	116	49,099,089.22	4.09	358	43.09	7.451	618	81.82
450,000.01 - 500,000.00	82	38,991,541.54	3.25	359	38.24	7.744	613	78.62
500,000.01 - 550,000.00	35	18,440,547.24	1.54	359	40.83	7.156	646	81.73
550,000.01 - 600,000.00	40	23,161,092.73	1.93	345	43.10	7.644	637	82.54
600,000.01 - 650,000.00	11	6,880,748.92	0.57	359	38.38	7.643	638	84.27
650,000.01 - 700,000.00	3	2,003,456.37	0.17	359	46.96	6.978	602	81.31
700,000.01 - 750,000.00	8	5,772,436.59	0.48	359	40.05	7.162	623	78.61
Total:	**7,095**	**1,200,000,764.26**	**100.00**	**353**	**40.72**	**8.012**	**600**	**78.12**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
61 - 120	25	2,368,038.15	0.20	119	35.62	7.777	665	64.42
121 - 180	172	20,513,445.34	1.71	179	36.95	7.485	654	74.79
181 - 240	147	19,057,848.27	1.59	239	37.93	7.340	654	75.33
241 - 300	28	4,182,151.94	0.35	299	35.83	7.282	684	78.76
301 - 360	6,723	1,153,879,280.56	96.16	359	40.86	8.035	598	78.25
Total:	**7,095**	**1,200,000,764.26**	**100.00**	**353**	**40.72**	**8.012**	**600**	**78.12**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rates

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	154	41,420,709.77	3.45	350	36.84	5.818	708	76.59
6.000 - 6.499	344	81,176,468.12	6.76	346	38.75	6.285	677	76.90
6.500 - 6.999	1,066	225,609,359.01	18.80	351	39.27	6.767	639	78.91
7.000 - 7.499	631	118,295,747.80	9.86	351	40.09	7.259	620	79.31
7.500 - 7.999	1,178	205,486,008.15	17.12	353	40.64	7.779	599	78.80
8.000 - 8.499	681	106,172,582.55	8.85	355	40.74	8.254	569	76.14
8.500 - 8.999	1,141	169,362,079.31	14.11	355	42.32	8.757	563	78.01
9.000 - 9.499	493	70,494,664.84	5.87	356	41.49	9.253	556	78.51
9.500 - 9.999	707	93,824,949.37	7.82	355	42.70	9.736	551	77.10
10.000 - 10.499	241	30,120,752.56	2.51	358	43.88	10.265	547	77.63
10.500 - 10.999	264	34,504,394.03	2.88	357	43.28	10.704	548	78.10
11.000 - 11.499	73	8,591,603.28	0.72	356	41.02	11.238	542	77.64
11.500 - 11.999	78	9,618,648.76	0.80	357	43.05	11.732	561	80.70
12.000 - 12.499	34	4,165,545.56	0.35	358	43.97	12.227	547	75.28
12.500 - 12.999	9	1,060,672.75	0.09	344	44.79	12.589	553	81.77
13.000 - 13.499	1	96,578.40	0.01	359	47.00	13.100	544	70.00
Total:	**7,095**	**1,200,000,764.26**	**100.00**	**353**	**40.72**	**8.012**	**600**	**78.12**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

DESCRIPTION OF THE TOTAL COLLATERAL

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0.01 - 25.00	35	2,668,160.05	0.22	325	36.40	8.486	605	20.41
25.01 - 30.00	21	2,251,978.64	0.19	330	38.89	7.377	626	28.30
30.01 - 35.00	27	3,360,306.44	0.28	335	37.87	7.566	617	32.81
35.01 - 40.00	57	6,869,188.29	0.57	349	39.06	7.590	609	37.75
40.01 - 45.00	66	7,724,279.00	0.64	351	40.79	8.121	595	42.66
45.01 - 50.00	104	15,422,173.85	1.29	346	39.60	7.721	596	47.66
50.01 - 55.00	162	22,988,858.77	1.92	348	38.80	7.838	593	52.75
55.01 - 60.00	284	41,446,622.60	3.45	351	40.48	8.450	572	58.21
60.01 - 65.00	278	42,558,608.79	3.55	353	41.15	8.001	583	63.01
65.01 - 70.00	475	75,620,857.66	6.30	350	38.86	7.809	593	68.00
70.01 - 75.00	1,311	205,010,763.83	17.08	355	41.33	8.470	561	73.80
75.01 - 80.00	1,244	214,443,202.83	17.87	351	40.12	7.687	609	78.69
80.01 - 85.00	1,242	229,846,259.84	19.15	355	41.16	8.228	596	83.80
85.01 - 90.00	1,733	318,621,734.05	26.55	354	41.12	7.843	626	89.20
90.01 - 95.00	56	11,167,769.62	0.93	351	41.65	7.055	713	93.99
Total:	**7,095**	**1,200,000,764.26**	**100.00**	**353**	**40.72**	**8.012**	**600**	**78.12**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
500 - 519	712	99,654,450.36	8.30	357	42.80	9.180	509	68.90
520 - 539	1,016	151,961,870.80	12.66	357	43.19	9.252	529	75.07
540 - 559	796	130,504,779.46	10.88	357	41.07	8.632	551	78.65
560 - 579	912	147,123,388.68	12.26	356	40.04	8.235	569	78.85
580 - 599	681	106,439,284.44	8.87	357	41.28	8.141	589	78.60
600 - 619	570	90,737,199.91	7.56	353	40.52	7.943	609	78.59
620 - 639	721	139,855,936.96	11.65	353	40.56	7.597	629	80.73
640 - 659	577	108,637,556.82	9.05	352	39.68	7.221	649	82.06
660 - 679	490	97,567,006.48	8.13	349	39.15	6.937	669	80.37
680 - 699	217	45,091,379.86	3.76	341	39.32	6.808	689	80.44
700 - 719	151	32,455,285.11	2.70	342	39.24	6.603	710	78.74
720 - 739	102	20,816,184.32	1.73	338	37.73	6.518	730	78.37
740 - 759	60	11,801,864.84	0.98	342	38.14	6.604	750	79.38
760 - 779	49	9,319,965.70	0.78	337	35.11	6.280	768	75.22
780 - 799	29	6,013,337.37	0.50	325	38.15	6.271	788	75.77
800 - 819	12	2,021,273.15	0.17	302	38.00	6.419	802	73.71
Total:	**7,095**	**1,200,000,764.26**	**100.00**	**353**	**40.72**	**8.012**	**600**	**78.12**

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
<= 20.00	333	53,185,510.34	4.43	348	14.78	7.796	609	76.63
20.01 - 25.00	394	58,810,359.44	4.90	352	23.16	7.711	614	76.85
25.01 - 30.00	544	82,167,344.02	6.85	350	28.08	7.831	605	75.84
30.01 - 35.00	760	118,209,879.05	9.85	353	33.06	7.860	605	77.81
35.01 - 40.00	1,000	166,338,182.86	13.86	351	38.16	7.903	607	77.95
40.01 - 45.00	1,334	229,951,793.94	19.16	353	43.10	7.952	601	78.59
45.01 - 50.00	2,047	381,894,084.83	31.82	354	48.20	7.946	607	79.84
50.01 - 55.00	683	109,443,609.78	9.12	357	53.36	9.095	543	74.80
Total:	**7,095**	**1,200,000,764.26**	**100.00**	**353**	**40.72**	**8.012**	**600**	**78.12**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
California	643	173,903,635.37	14.49	355	41.07	7.457	613	74.48
Florida	943	141,062,966.34	11.76	354	40.79	8.038	587	77.79
New York	381	95,181,412.75	7.93	356	42.99	8.176	600	74.77
Massachusetts	291	74,991,026.39	6.25	357	39.84	6.440	644	80.82
New Jersey	294	69,160,657.43	5.76	356	42.41	8.573	589	75.95
Maryland	302	60,230,933.49	5.02	357	41.41	8.050	590	78.13
Ohio	452	54,122,585.83	4.51	348	39.67	8.026	608	81.25
Texas	403	42,791,834.04	3.57	339	40.72	8.838	575	76.75
Pennsylvania	307	40,659,042.99	3.39	349	40.61	8.056	593	79.49
Illinois	256	40,503,371.74	3.38	357	41.99	9.184	575	78.09
Michigan	272	33,176,598.57	2.76	356	40.06	8.336	581	80.61
Arizona	203	32,911,547.59	2.74	355	40.75	7.863	599	80.59
Washington	156	31,664,834.71	2.64	356	37.88	7.633	612	81.96
Wisconsin	215	30,241,309.54	2.52	341	40.64	8.299	614	80.68
Georgia	180	25,535,014.93	2.13	352	40.49	8.775	594	80.87
Minnesota	116	20,457,748.00	1.70	352	38.00	8.017	606	81.00
Connecticut	97	19,240,631.66	1.60	354	42.58	7.885	598	75.77
Nevada	82	18,103,103.04	1.51	355	38.77	7.643	598	76.99
Tennessee	156	17,943,482.64	1.50	344	40.52	8.415	588	82.42
Indiana	144	16,020,080.99	1.34	348	39.57	8.558	602	83.54
Hawaii	53	14,562,864.53	1.21	348	38.09	7.149	635	74.35
North Carolina	119	14,374,281.52	1.20	355	40.78	9.396	572	80.97
Missouri	116	14,269,016.06	1.19	348	38.62	7.921	607	82.58
Louisiana	119	13,047,935.42	1.09	342	39.13	8.349	585	77.88
Alabama	127	12,628,357.39	1.05	351	40.74	8.966	582	81.07
South Carolina	65	9,386,835.92	0.78	351	39.38	8.950	591	82.61
Rhode Island	47	9,317,962.56	0.78	356	41.55	7.621	587	73.59
Maine	63	9,207,307.15	0.77	356	41.40	8.283	601	75.58
New Hampshire	47	8,313,838.23	0.69	355	40.40	7.606	602	76.18
Colorado	43	7,309,022.21	0.61	345	38.63	7.907	629	81.18
Utah	45	6,468,185.83	0.54	351	40.13	7.937	592	79.38
Oklahoma	59	6,030,393.17	0.50	344	37.27	8.607	574	82.92
Oregon	36	5,619,793.40	0.47	354	36.62	7.577	617	79.95
Delaware	35	5,080,755.08	0.42	351	40.40	7.680	592	78.13
Kentucky	36	4,490,954.86	0.37	356	41.44	8.233	601	83.43
Mississippi	42	4,480,013.13	0.37	346	39.31	8.488	586	80.70
Iowa	39	4,167,710.29	0.35	350	40.08	8.755	592	81.33
Kansas	31	3,520,031.45	0.29	350	37.56	8.664	613	83.09
Arkansas	31	2,679,794.63	0.22	333	39.67	9.330	588	82.94
Alaska	11	2,029,238.54	0.17	358	41.93	8.698	586	80.81
Washington DC	7	1,294,379.82	0.11	359	46.03	7.856	579	63.30
Vermont	7	1,150,809.23	0.10	338	36.43	8.624	592	76.89
Montana	7	772,204.11	0.06	359	43.99	8.718	611	74.74
Idaho	7	739,650.83	0.06	338	35.65	7.800	615	82.41
North Dakota	3	382,325.64	0.03	359	41.13	9.317	580	85.30
South Dakota	3	359,832.05	0.03	358	36.57	7.386	709	80.26
Wyoming	3	344,332.38	0.03	359	39.50	7.125	678	80.75
Nebraska	1	71,120.79	0.01	178	48.00	6.000	661	90.00
Total:	**7,095**	**1,200,000,764.26**	**100.00**	**353**	**40.72**	**8.012**	**600**	**78.12**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status

OCCUPANCY STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Owner Occupied	6,967	1,182,423,345.36	98.54	353	40.71	8.005	600	78.15
Non-Owner Occupied	89	10,972,328.59	0.91	352	40.92	8.557	642	76.15
Second Home	39	6,605,090.31	0.55	352	42.72	8.234	597	75.10
Total:	**7,095**	**1,200,000,764.26**	**100.00**	**353**	**40.72**	**8.012**	**600**	**78.12**

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Full Documentation	5,398	913,167,000.85	76.10	353	40.65	7.875	603	78.79
Limited Documentation	1,064	174,739,359.89	14.56	354	40.93	8.455	581	78.14
Stated Documentation	633	112,094,403.52	9.34	355	41.01	8.437	605	72.57
Total:	**7,095**	**1,200,000,764.26**	**100.00**	**353**	**40.72**	**8.012**	**600**	**78.12**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Refinance-Debt Consolidation Cash Out**	6,607	1,119,540,356.51	93.29	353	40.68	8.042	598	77.90
Refinance-Debt Consolidation No Cash Out***	354	57,075,648.12	4.76	350	41.79	7.615	623	80.97
Purchase	134	23,384,759.63	1.95	358	40.32	7.508	634	81.70
Total:	**7,095**	**1,200,000,764.26**	**100.00**	**353**	**40.72**	**8.012**	**600**	**78.12**

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.
*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE TOTAL COLLATERAL

Credit Grade

RISK CATEGORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
8A	321	66,460,400.37	5.54	337	38.18	6.442	742	77.89
7A	271	55,711,871.40	4.64	341	38.54	6.756	693	80.28
6A	466	92,685,274.33	7.72	348	39.21	6.898	669	80.68
5A	502	96,783,495.33	8.07	353	39.79	7.139	649	82.66
4A	614	119,033,225.15	9.92	352	40.85	7.460	632	81.00
3A	462	74,387,358.66	6.20	352	39.80	7.787	614	78.46
2A	1,154	199,254,854.40	16.60	355	40.56	7.964	585	80.52
A	936	152,921,262.86	12.74	357	40.08	8.293	571	79.56
B	1,244	183,389,605.22	15.28	357	43.02	9.243	541	75.88
C	1,006	143,657,946.49	11.97	356	42.27	9.096	524	70.28
D	119	15,715,470.05	1.31	357	44.58	9.877	520	57.89
Total:	**7,095**	**1,200,000,764.26**	**100.00**	**353**	**40.72**	**8.012**	**600**	**78.12**

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Single Family Detached	6,165	1,027,333,202.54	85.61	353	40.53	8.014	599	78.27
Two-Four Family	274	67,109,382.71	5.59	357	42.66	8.070	609	75.84
PUD Detached	281	50,321,768.86	4.19	355	42.06	8.110	579	79.05
Condominium	201	35,617,584.29	2.97	354	41.40	7.698	610	78.48
Manufactured Housing	115	12,187,457.71	1.02	343	38.19	7.757	675	73.54
Single Family Attached	47	5,658,509.57	0.47	357	40.67	8.489	581	77.42
PUD Attached	12	1,772,858.58	0.15	345	46.00	8.031	591	75.74
Total:	**7,095**	**1,200,000,764.26**	**100.00**	**353**	**40.72**	**8.012**	**600**	**78.12**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

DESCRIPTION OF THE TOTAL COLLATERAL

Prepayment Charge Term at Origination

PREPAYMENT CHARGE TERM AT ORIGINATION (months)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0	2,696	491,730,762.19	40.98	355	41.36	8.286	596	77.91
12	122	27,720,226.57	2.31	351	40.88	7.283	643	74.37
24	11	4,143,232.38	0.35	334	35.41	7.195	642	83.92
30	27	5,523,437.36	0.46	359	42.16	8.679	567	83.46
36	4,239	670,883,105.76	55.91	351	40.27	7.840	601	78.34
Total:	**7,095**	**1,200,000,764.26**	**100.00**	**353**	**40.72**	**8.012**	**600**	**78.12**

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Conforming	6,738	1,034,267,081.04	86.19	352	40.67	8.094	596	77.62
Non-Conforming	357	165,733,683.22	13.81	356	41.07	7.498	623	81.18
Total:	**7,095**	**1,200,000,764.26**	**100.00**	**353**	**40.72**	**8.012**	**600**	**78.12**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

DESCRIPTION OF THE TOTAL COLLATERAL

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
11.500 - 11.999	45	11,839,607.62	1.23	354	36.42	5.879	660	76.14
12.000 - 12.499	177	41,079,735.72	4.28	356	39.61	6.289	652	77.47
12.500 - 12.999	737	160,959,986.60	16.77	357	39.27	6.775	620	78.71
13.000 - 13.499	465	89,271,882.25	9.30	356	40.48	7.265	607	78.77
13.500 - 13.999	914	167,163,306.75	17.41	357	41.01	7.791	586	78.18
14.000 - 14.499	585	94,129,948.45	9.81	357	40.95	8.255	560	75.96
14.500 - 14.999	1,029	156,736,136.35	16.33	357	42.44	8.758	557	77.82
15.000 - 15.499	455	66,383,376.06	6.91	357	41.82	9.254	553	78.37
15.500 - 15.999	646	87,544,988.61	9.12	357	42.82	9.730	548	77.15
16.000 - 16.499	229	29,218,772.43	3.04	358	44.00	10.266	545	77.53
16.500 - 16.999	252	33,170,703.44	3.46	358	43.43	10.703	546	78.11
17.000 - 17.499	71	8,388,399.67	0.87	356	40.83	11.239	542	77.67
17.500 - 17.999	69	8,970,791.63	0.93	358	43.06	11.738	559	80.80
18.000 - 18.499	31	3,978,060.09	0.41	358	44.27	12.233	545	75.56
18.500 - 18.999	9	1,060,672.75	0.11	344	44.79	12.589	553	81.77
19.000 - 19.499	1	96,578.40	0.01	359	47.00	13.100	544	70.00
Total:	**5,715**	**959,992,946.82**	**100.00**	**357**	**41.21**	**8.232**	**581**	**77.90**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

DESCRIPTION OF THE TOTAL COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	45	11,839,607.62	1.23	354	36.42	5.879	660	76.14
6.000 - 6.499	177	41,079,735.72	4.28	356	39.61	6.289	652	77.47
6.500 - 6.999	737	160,959,986.60	16.77	357	39.27	6.775	620	78.71
7.000 - 7.499	465	89,271,882.25	9.30	356	40.48	7.265	607	78.77
7.500 - 7.999	914	167,163,306.75	17.41	357	41.01	7.791	586	78.18
8.000 - 8.499	585	94,129,948.45	9.81	357	40.95	8.255	560	75.96
8.500 - 8.999	1,029	156,736,136.35	16.33	357	42.44	8.758	557	77.82
9.000 - 9.499	455	66,383,376.06	6.91	357	41.82	9.254	553	78.37
9.500 - 9.999	646	87,544,988.61	9.12	357	42.82	9.730	548	77.15
10.000 - 10.499	229	29,218,772.43	3.04	358	44.00	10.266	545	77.53
10.500 - 10.999	252	33,170,703.44	3.46	358	43.43	10.703	546	78.11
11.000 - 11.499	71	8,388,399.67	0.87	356	40.83	11.239	542	77.67
11.500 - 11.999	69	8,970,791.63	0.93	358	43.06	11.738	559	80.80
12.000 - 12.499	31	3,978,060.09	0.41	358	44.27	12.233	545	75.56
12.500 - 12.999	9	1,060,672.75	0.11	344	44.79	12.589	553	81.77
13.000 - 13.499	1	96,578.40	0.01	359	47.00	13.100	544	70.00
Total:	**5,715**	**959,992,946.82**	**100.00**	**357**	**41.21**	**8.232**	**581**	**77.90**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

DESCRIPTION OF THE TOTAL COLLATERAL

Margins of the Adjustable-Rate Loans

RANGE OF MORTGAGE MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
1.750 - 1.999	1	210,589.99	0.02	359	32.00	6.550	620	83.24
2.500 - 2.749	2	489,999.99	0.05	359	41.06	6.406	644	73.27
2.750 - 2.999	2	726,000.00	0.08	359	47.45	5.995	711	83.88
3.000 - 3.249	5	1,214,599.78	0.13	359	41.44	6.501	599	80.44
3.250 - 3.499	41	10,587,641.35	1.10	356	42.13	6.582	602	78.80
3.500 - 3.749	101	25,778,689.33	2.69	359	40.37	6.589	606	80.99
3.750 - 3.999	11	2,291,766.03	0.24	358	38.90	7.180	610	79.48
4.000 - 4.249	25	4,117,882.57	0.43	359	40.36	8.754	580	81.08
4.250 - 4.499	223	35,551,625.86	3.70	357	42.03	9.248	571	77.64
4.500 - 4.749	13	1,894,488.94	0.20	359	40.13	7.348	651	71.43
4.750 - 4.999	41	8,993,589.32	0.94	357	40.56	7.078	716	85.05
5.000 - 5.249	59	13,391,813.52	1.39	355	39.46	6.768	675	81.76
5.250 - 5.499	226	47,229,589.04	4.92	358	39.21	6.946	662	82.13
5.500 - 5.749	311	63,373,661.65	6.60	358	39.24	7.201	643	81.81
5.750 - 5.999	554	107,596,141.90	11.21	357	41.45	7.570	618	80.74
6.000 - 6.249	1,301	217,066,923.74	22.61	357	40.40	7.979	588	79.95
6.250 - 6.499	791	127,338,233.54	13.26	358	40.54	8.518	563	79.12
6.500 - 6.749	1,149	169,217,123.45	17.63	357	42.95	9.166	538	75.07
6.750 - 6.999	859	122,922,586.82	12.80	357	42.69	9.199	523	69.09
Total:	**5,715**	**959,992,946.82**	**100.00**	**357**	**41.21**	**8.232**	**581**	**77.90**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE TOTAL COLLATERAL

Next Rate Adjustment Date of the Adjustable-Rate Loans

NEXT RATE ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
February 2007	9	1,229,286.77	0.13	355	38.46	8.612	568	79.76
March 2007	107	17,687,425.52	1.84	356	43.27	8.758	580	78.38
April 2007	527	78,402,362.83	8.17	356	42.10	8.488	575	78.92
May 2007	539	87,595,197.20	9.12	357	41.81	8.523	556	78.15
June 2007	3,890	669,404,963.96	69.73	357	41.22	8.224	582	77.90
July 2007	9	1,618,400.00	0.17	350	40.96	8.504	589	73.84
March 2008	10	1,644,012.69	0.17	356	41.53	7.731	605	79.98
April 2008	60	8,719,224.83	0.91	354	40.87	7.964	599	77.52
May 2008	54	9,156,190.41	0.95	357	38.76	7.913	583	79.67
June 2008	509	84,473,632.61	8.80	356	39.59	7.706	598	76.48
July 2008	1	62,250.00	0.01	360	52.00	10.750	543	75.00
Total:	**5,715**	**959,992,946.82**	**100.00**	**357**	**41.21**	**8.232**	**581**	**77.90**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

DESCRIPTION OF THE TOTAL COLLATERAL

Initial Periodic Rate Cap of the Adjustable-Rate Loans

INITIAL PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2.000	5,715	959,992,946.82	100.00	357	41.21	8.232	581	77.90
Total:	**5,715**	**959,992,946.82**	**100.00**	**357**	**41.21**	**8.232**	**581**	**77.90**

Subsequent Periodic Rate Cap of the Adjustable-Rate Loans

SUBSEQUENT PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
1.000	5,715	959,992,946.82	100.00	357	41.21	8.232	581	77.90
Total:	**5,715**	**959,992,946.82**	**100.00**	**357**	**41.21**	**8.232**	**581**	**77.90**

Insured AVM

INSURED AVM	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Non-Insured AVM	5,593	941,809,143.37	78.48	354	41.46	8.238	588	78.77
Insured AVM	1,502	258,191,620.89	21.52	351	38.04	7.184	644	75.73
Total:	**7,095**	**1,200,000,764.26**	**100.00**	**353**	**40.72**	**8.012**	**600**	**78.12**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

DESCRIPTION OF THE IO COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Cut-off Date. Balances and percentages are based on the Cut-off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	618		
Aggregate Current Principal Balance:	$159,965,821.06		
Average Current Principal Balance:	$258,844.37		$60,000.00 - $747,000.00
Aggregate Original Principal Balance:	$159,967,616.00		
Average Original Principal Balance:	$258,847.28		$60,000.00 - $747,000.00
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Mortgage Rates:	7.135%		5.750% - 11.500%
Wtd. Avg. Original Term to Maturity (months):	360		360 - 360
Wtd. Avg. Remaining Term to Maturity (months):	359		358 - 359
Wtd. Avg. Margin (ARM Loans Only):	5.350%		1.750% - 6.000%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):	13.144%		11.750% - 17.500%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):	7.144%		5.750% - 11.500%
Wtd. Avg. Original LTV:	81.09%		13.50% - 95.00%
Wtd. Avg. Borrower FICO:	652		620 - 787
Geographic Distribution (Top 5):	CA	31.22%	
	NY	11.43%	
	MA	7.25%	
	NJ	6.43%	
	MD	6.13%	

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

DESCRIPTION OF THE IO COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2Yr/6 Mo Libor (IO)	449	120,735,130.00	75.48	359	40.15	7.193	650	82.07
3Yr/6 Mo Libor (IO)	82	19,143,740.06	11.97	359	39.48	6.835	653	78.14
Fixed (IO)	87	20,086,951.00	12.56	359	38.42	7.075	663	78.02
Total:	**618**	**159,965,821.06**	**100.00**	**359**	**39.86**	**7.135**	**652**	**81.09**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION ($)	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	MORTGAGE RATES (%)*	FICO*	OLTV (%)*
50,000.01 - 100,000.00	41	3,282,603.00	2.05	359	37.63	7.817	652	74.23
100,000.01 - 150,000.00	110	14,062,702.00	8.79	359	37.52	7.316	649	79.12
150,000.01 - 200,000.00	100	17,887,060.00	11.18	359	38.94	7.058	653	80.76
200,000.01 - 250,000.00	95	21,248,920.00	13.28	359	39.64	7.127	648	81.41
250,000.01 - 300,000.00	74	20,415,072.00	12.76	359	40.70	7.018	649	81.16
300,000.01 - 350,000.00	55	17,870,986.00	11.17	359	40.05	7.141	649	81.09
350,000.01 - 400,000.00	47	17,404,094.00	10.88	359	39.21	7.040	655	82.75
400,000.01 - 450,000.00	34	14,410,416.00	9.01	359	43.17	6.883	664	81.15
450,000.01 - 500,000.00	25	11,989,055.00	7.49	359	36.32	7.336	651	81.08
500,000.01 - 550,000.00	16	8,418,161.00	5.26	359	40.93	7.194	658	81.19
550,000.01 - 600,000.00	10	5,745,747.00	3.59	359	42.78	7.124	658	85.03
600,000.01 - 650,000.00	6	3,708,800.00	2.32	359	38.55	7.511	661	82.79
650,000.01 - 700,000.00	2	1,352,000.00	0.85	359	45.50	6.775	626	79.53
700,000.01 - 750,000.00	3	2,172,000.00	1.36	359	48.04	7.395	630	77.11
Total:	**618**	**159,967,616.00**	**100.00**	**359**	**39.86**	**7.135**	**652**	**81.09**

*Based on the original balances of the Mortgage Loans.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.


AMERIQUEST
MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

DESCRIPTION OF THE IO COLLATERAL

Principal Balance as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
50,000.01 - 100,000.00	41	3,282,602.88	2.05	359	37.63	7.817	652	74.23
100,000.01 - 150,000.00	110	14,062,471.55	8.79	359	37.52	7.316	649	79.12
150,000.01 - 200,000.00	100	17,887,059.81	11.18	359	38.94	7.058	653	80.76
200,000.01 - 250,000.00	95	21,248,919.75	13.28	359	39.64	7.127	648	81.41
250,000.01 - 300,000.00	74	20,415,071.89	12.76	359	40.70	7.018	649	81.16
300,000.01 - 350,000.00	55	17,869,422.69	11.17	359	40.05	7.141	649	81.09
350,000.01 - 400,000.00	47	17,404,093.82	10.88	359	39.21	7.040	655	82.75
400,000.01 - 450,000.00	34	14,410,415.91	9.01	359	43.17	6.883	664	81.15
450,000.01 - 500,000.00	25	11,989,054.90	7.49	359	36.32	7.336	651	81.08
500,000.01 - 550,000.00	16	8,418,160.94	5.26	359	40.93	7.194	658	81.19
550,000.01 - 600,000.00	10	5,745,746.96	3.59	359	42.78	7.124	658	85.03
600,000.01 - 650,000.00	6	3,708,799.97	2.32	359	38.55	7.511	661	82.79
650,000.01 - 700,000.00	2	1,351,999.99	0.85	359	45.50	6.775	626	79.53
700,000.01 - 750,000.00	3	2,172,000.00	1.36	359	48.04	7.395	630	77.11
Total:	**618**	**159,965,821.06**	**100.00**	**359**	**39.86**	**7.135**	**652**	**81.09**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
301 - 360	618	159,965,821.06	100.00	359	39.86	7.135	652	81.09
Total:	**618**	**159,965,821.06**	**100.00**	**359**	**39.86**	**7.135**	**652**	**81.09**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE IO COLLATERAL

Mortgage Rates

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	20	5,993,315.94	3.75	359	33.98	5.908	675	70.65
6.000 - 6.499	86	24,137,651.00	15.09	359	39.08	6.291	667	78.83
6.500 - 6.999	221	59,945,034.82	37.47	359	39.68	6.754	652	79.83
7.000 - 7.499	102	24,910,600.79	15.57	359	39.50	7.247	647	83.47
7.500 - 7.999	117	28,176,471.71	17.61	359	42.37	7.743	645	83.37
8.000 - 8.499	25	5,552,922.94	3.47	359	37.64	8.224	640	84.16
8.500 - 8.999	21	4,658,802.93	2.91	359	41.20	8.738	664	87.18
9.000 - 9.499	9	2,326,252.98	1.45	359	41.81	9.259	629	82.59
9.500 - 9.999	11	2,961,748.98	1.85	359	40.28	9.727	626	85.73
10.000 - 10.499	4	837,737.99	0.52	359	41.97	10.202	656	84.75
10.500 - 10.999	1	99,430.99	0.06	359	33.00	10.500	634	90.00
11.500 - 11.999	1	365,849.99	0.23	359	44.00	11.500	641	90.00
Total:	**618**	**159,965,821.06**	**100.00**	**359**	**39.86**	**7.135**	**652**	**81.09**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

DESCRIPTION OF THE IO COLLATERAL

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0.01 - 25.00	3	190,538.00	0.12	359	34.85	8.819	639	15.68
25.01 - 30.00	4	528,500.00	0.33	359	36.22	6.588	679	28.70
30.01 - 35.00	4	703,000.00	0.44	359	32.38	6.572	656	32.26
35.01 - 40.00	3	546,272.25	0.34	359	27.80	6.631	662	37.58
40.01 - 45.00	6	743,837.99	0.46	359	36.44	7.161	649	42.31
45.01 - 50.00	5	1,318,301.98	0.82	359	36.25	6.486	652	46.32
50.01 - 55.00	13	2,420,330.96	1.51	359	41.35	6.731	670	52.91
55.01 - 60.00	15	3,171,592.96	1.98	359	39.43	6.874	642	57.28
60.01 - 65.00	14	3,364,848.97	2.10	359	38.12	6.699	642	62.12
65.01 - 70.00	36	9,976,498.88	6.24	359	38.53	6.641	655	67.82
70.01 - 75.00	31	8,754,662.92	5.47	359	40.45	6.951	650	72.74
75.01 - 80.00	99	28,549,153.82	17.85	359	39.90	6.990	651	78.83
80.01 - 85.00	96	29,294,621.71	18.31	359	38.17	7.165	652	83.54
85.01 - 90.00	284	69,179,117.63	43.25	359	41.04	7.339	651	89.24
90.01 - 95.00	5	1,224,542.99	0.77	359	39.70	7.503	720	93.72
Total:	**618**	**159,965,821.06**	**100.00**	**359**	**39.86**	**7.135**	**652**	**81.09**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

DESCRIPTION OF THE IO COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
620 - 639	230	58,770,187.48	36.74	359	41.35	7.457	629	80.91
640 - 659	186	46,257,869.58	28.92	359	39.02	7.095	649	82.31
660 - 679	152	39,014,917.07	24.39	359	38.60	6.829	668	79.72
680 - 699	21	7,431,213.96	4.65	359	40.09	6.904	686	82.39
700 - 719	11	3,542,046.00	2.21	359	39.48	6.589	710	80.19
720 - 739	11	3,122,253.98	1.95	359	38.27	6.744	729	80.47
740 - 759	5	1,302,633.00	0.81	359	46.16	7.075	752	82.19
760 - 779	1	332,799.99	0.21	359	24.00	6.250	760	80.00
780 - 799	1	191,900.00	0.12	359	48.00	7.600	787	95.00
Total:	**618**	**159,965,821.06**	**100.00**	**359**	**39.86**	**7.135**	**652**	**81.09**

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
<= 20.00	31	7,604,324.93	4.75	359	13.51	7.111	651	80.44
20.01 - 25.00	35	8,468,302.92	5.29	359	23.55	6.892	660	77.83
25.01 - 30.00	32	8,376,829.94	5.24	359	27.50	6.749	664	77.03
30.01 - 35.00	80	17,331,668.85	10.83	359	32.97	7.122	650	79.87
35.01 - 40.00	102	26,326,341.27	16.46	359	38.35	7.151	651	81.64
40.01 - 45.00	135	32,918,289.66	20.58	359	43.34	7.142	650	81.93
45.01 - 50.00	203	58,940,063.49	36.85	359	48.11	7.221	652	81.88
Total:	**618**	**159,965,821.06**	**100.00**	**359**	**39.86**	**7.135**	**652**	**81.09**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

DESCRIPTION OF THE IO COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
California	145	49,948,855.57	31.22	359	41.23	6.983	653	79.05
New York	58	18,277,002.96	11.43	359	40.63	7.452	650	80.41
Massachusetts	41	11,600,140.94	7.25	359	38.79	6.369	657	80.10
New Jersey	35	10,288,123.94	6.43	359	40.01	7.353	656	79.24
Maryland	37	9,813,325.86	6.13	359	39.67	7.501	643	83.42
Florida	39	7,881,887.87	4.93	359	38.13	7.205	652	81.67
Washington	20	5,003,471.96	3.13	359	36.90	7.068	645	85.22
Arizona	23	4,687,501.93	2.93	359	41.41	6.969	652	84.37
Georgia	21	3,799,458.94	2.38	359	40.29	7.464	652	85.38
Illinois	20	3,787,945.98	2.37	359	40.50	7.733	640	80.31
Nevada	12	3,700,673.98	2.31	359	35.54	6.805	655	80.14
Connecticut	10	3,445,599.97	2.15	359	43.61	7.057	657	78.54
Michigan	20	3,374,137.95	2.11	359	41.01	7.484	649	85.26
Minnesota	14	2,744,684.98	1.72	359	42.53	7.460	660	88.32
Hawaii	9	2,641,910.97	1.65	359	38.27	6.714	668	76.15
Wisconsin	12	2,453,837.96	1.53	359	35.77	7.509	664	86.28
Colorado	8	1,855,719.99	1.16	359	30.47	7.777	647	83.63
Tennessee	12	1,309,544.98	0.82	359	41.12	7.167	664	87.56
Pennsylvania	9	1,293,514.99	0.81	359	39.79	6.901	666	80.97
Indiana	7	1,257,100.00	0.79	359	39.95	7.293	650	84.68
Rhode Island	6	1,166,409.96	0.73	359	42.96	6.878	650	83.33
Alabama	6	936,099.99	0.59	359	38.46	7.289	648	84.38
Ohio	7	896,063.51	0.56	358	30.43	7.266	646	85.90
Kentucky	4	881,500.00	0.55	359	34.73	7.000	681	85.77
New Hampshire	4	845,549.97	0.53	359	40.02	6.721	653	77.07
Maine	4	839,449.99	0.52	359	41.76	7.065	650	81.31
Missouri	5	799,671.98	0.50	359	37.76	6.823	651	87.84
Utah	4	720,600.00	0.45	359	39.98	6.892	646	85.91
Oregon	4	675,799.99	0.42	359	21.41	7.068	647	84.75
Louisiana	3	486,696.99	0.30	359	37.36	7.052	629	78.61
North Carolina	3	439,200.00	0.27	359	42.25	7.365	639	84.85
Texas	3	414,900.99	0.26	359	30.75	7.755	627	89.81
Kansas	4	402,900.99	0.25	359	34.02	7.648	646	88.07
South Carolina	2	375,000.00	0.23	359	38.00	8.595	631	88.28
Mississippi	1	243,910.00	0.15	359	30.00	6.500	657	82.13
Washington DC	1	170,500.00	0.11	359	28.00	6.800	663	56.83
North Dakota	1	130,949.99	0.08	359	44.00	8.990	656	90.00
Delaware	1	130,000.00	0.08	359	50.00	7.900	628	87.25
Vermont	1	92,500.00	0.06	359	41.00	8.350	672	70.61
Oklahoma	1	91,800.00	0.06	359	45.00	6.600	661	90.00
Arkansas	1	61,874.99	0.04	359	47.00	9.300	642	85.94
Total:	**618**	**159,965,821.06**	**100.00**	**359**	**39.86**	**7.135**	**652**	**81.09**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE IO COLLATERAL

Occupancy Status

OCCUPANCY STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Owner Occupied	617	159,464,231.06	99.69	359	39.86	7.139	652	81.14
Second Home	1	501,590.00	0.31	359	39.00	5.750	662	66.70
Total:	**618**	**159,965,821.06**	**100.00**	**359**	**39.86**	**7.135**	**652**	**81.09**

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Full Documentation	480	124,072,146.47	77.56	359	39.88	7.031	653	81.51
Limited Documentation	61	15,557,059.81	9.73	359	38.71	7.242	648	82.52
Stated Documentation	77	20,336,614.78	12.71	359	40.58	7.686	647	77.48
Total:	**618**	**159,965,821.06**	**100.00**	**359**	**39.86**	**7.135**	**652**	**81.09**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Refinance-Debt Consolidation Cash Out**	550	144,841,952.93	90.55	359	39.73	7.163	651	80.91
Refinance-Debt Consolidation No Cash Out***	41	8,194,908.17	5.12	359	41.69	6.861	654	83.63
Purchase	27	6,928,959.96	4.33	359	40.36	6.882	670	81.96
Total:	**618**	**159,965,821.06**	**100.00**	**359**	**39.86**	**7.135**	**652**	**81.09**

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.
*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

DESCRIPTION OF THE IO COLLATERAL

Credit Grade

RISK CATEGORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
8A	22	6,960,192.97	4.35	359	39.56	6.748	732	80.77
7A	23	7,455,653.96	4.66	359	38.70	6.785	690	81.80
6A	145	37,166,406.12	23.23	359	38.51	6.826	668	80.21
5A	173	43,279,165.60	27.06	359	39.44	7.082	649	82.36
4A	215	54,453,637.56	34.04	359	41.45	7.418	631	80.92
3A	9	2,295,264.95	1.43	359	37.47	6.940	661	69.63
2A	31	8,355,499.90	5.22	359	39.54	7.627	635	82.42
Total:	**618**	**159,965,821.06**	**100.00**	**359**	**39.86**	**7.135**	**652**	**81.09**

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Single Family Detached	531	136,821,745.27	85.53	359	39.54	7.160	651	81.14
Two-Four Family	32	10,224,953.93	6.39	359	40.56	6.936	659	75.74
Condominium	28	6,664,330.94	4.17	359	42.96	6.886	653	82.52
PUD Detached	23	5,592,599.93	3.50	359	41.65	7.111	652	86.78
Single Family Attached	3	470,290.99	0.29	359	47.60	7.696	660	90.00
PUD Attached	1	191,900.00	0.12	359	48.00	7.600	787	95.00
Total:	**618**	**159,965,821.06**	**100.00**	**359**	**39.86**	**7.135**	**652**	**81.09**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE IO COLLATERAL

Prepayment Charge Term at Origination

PREPAYMENT CHARGE TERM AT ORIGINATION (months)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0	275	74,230,927.40	46.40	359	39.26	7.375	653	81.61
12	16	4,126,576.96	2.58	359	43.31	7.306	644	77.36
24	2	1,084,250.00	0.68	359	32.31	6.415	658	81.32
30	1	164,000.00	0.10	359	41.00	6.600	639	79.61
36	324	80,360,066.70	50.24	359	40.33	6.915	651	80.81
Total:	**618**	**159,965,821.06**	**100.00**	**359**	**39.86**	**7.135**	**652**	**81.09**

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Conforming	497	103,228,952.50	64.53	359	39.33	7.122	651	80.56
Non-Conforming	121	56,736,868.56	35.47	359	40.82	7.159	654	82.07
Total:	**618**	**159,965,821.06**	**100.00**	**359**	**39.86**	**7.135**	**652**	**81.09**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE IO COLLATERAL

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
11.500 - 11.999	17	4,847,725.94	3.47	359	34.25	5.914	670	73.16
12.000 - 12.499	76	21,091,801.00	15.08	359	40.12	6.284	665	78.71
12.500 - 12.999	196	53,885,787.82	38.52	359	39.48	6.757	650	80.40
13.000 - 13.499	84	21,011,569.79	15.02	359	39.39	7.253	646	83.92
13.500 - 13.999	97	23,768,211.71	16.99	359	43.18	7.734	643	83.72
14.000 - 14.499	19	4,628,742.94	3.31	359	37.64	8.232	637	84.78
14.500 - 14.999	16	4,054,009.93	2.90	359	40.69	8.748	665	87.09
15.000 - 15.499	9	2,326,252.98	1.66	359	41.81	9.259	629	82.59
15.500 - 15.999	11	2,961,748.98	2.12	359	40.28	9.727	626	85.73
16.000 - 16.499	4	837,737.99	0.60	359	41.97	10.202	656	84.75
16.500 - 16.999	1	99,430.99	0.07	359	33.00	10.500	634	90.00
17.500 - 17.999	1	365,849.99	0.26	359	44.00	11.500	641	90.00
Total:	**531**	**139,878,870.06**	**100.00**	**359**	**40.06**	**7.144**	**651**	**81.54**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE IO COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	17	4,847,725.94	3.47	359	34.25	5.914	670	73.16
6.000 - 6.499	76	21,091,801.00	15.08	359	40.12	6.284	665	78.71
6.500 - 6.999	196	53,885,787.82	38.52	359	39.48	6.757	650	80.40
7.000 - 7.499	84	21,011,569.79	15.02	359	39.39	7.253	646	83.92
7.500 - 7.999	97	23,768,211.71	16.99	359	43.18	7.734	643	83.72
8.000 - 8.499	19	4,628,742.94	3.31	359	37.64	8.232	637	84.78
8.500 - 8.999	16	4,054,009.93	2.90	359	40.69	8.748	665	87.09
9.000 - 9.499	9	2,326,252.98	1.66	359	41.81	9.259	629	82.59
9.500 - 9.999	11	2,961,748.98	2.12	359	40.28	9.727	626	85.73
10.000 - 10.499	4	837,737.99	0.60	359	41.97	10.202	656	84.75
10.500 - 10.999	1	99,430.99	0.07	359	33.00	10.500	634	90.00
11.500 - 11.999	1	365,849.99	0.26	359	44.00	11.500	641	90.00
Total:	**531**	**139,878,870.06**	**100.00**	**359**	**40.06**	**7.144**	**651**	**81.54**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

DESCRIPTION OF THE IO COLLATERAL

Margins of the Adjustable-Rate Loans

RANGE OF MORTGAGE MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
1.750 - 1.999	1	210,589.99	0.15	359	32.00	6.550	620	83.24
2.500 - 2.749	2	489,999.99	0.35	359	41.06	6.406	644	73.27
2.750 - 2.999	2	726,000.00	0.52	359	47.45	5.995	711	83.88
3.250 - 3.499	5	1,680,899.97	1.20	359	39.53	6.386	656	82.58
3.500 - 3.749	20	5,463,100.96	3.91	359	40.44	6.486	648	81.61
4.000 - 4.249	5	842,500.00	0.60	359	39.19	7.510	639	85.76
4.250 - 4.499	14	2,742,945.98	1.96	359	40.50	7.783	639	77.92
4.500 - 4.749	2	643,876.00	0.46	359	46.32	6.716	715	57.45
4.750 - 4.999	14	4,824,563.97	3.45	359	39.85	6.842	734	86.54
5.000 - 5.249	26	7,823,233.20	5.59	359	39.54	6.626	678	80.14
5.250 - 5.499	117	29,945,192.87	21.41	359	38.62	6.933	665	81.89
5.500 - 5.749	140	36,110,241.61	25.82	359	38.69	7.081	646	82.02
5.750 - 5.999	157	41,832,107.63	29.91	359	42.36	7.479	631	80.91
6.000 - 6.249	26	6,543,617.89	4.68	359	38.82	7.820	637	82.55
Total:	**531**	**139,878,870.06**	**100.00**	**359**	**40.06**	**7.144**	**651**	**81.54**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE IO COLLATERAL

Next Rate Adjustment Date of the Adjustable-Rate Loans

NEXT RATE ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
May 2007	4	870,907.23	0.62	358	37.30	6.778	660	80.01
June 2007	445	119,864,222.77	85.69	359	40.18	7.196	650	82.09
May 2008	3	310,492.26	0.22	358	33.48	7.612	644	83.61
June 2008	79	18,833,247.80	13.46	359	39.58	6.822	653	78.05
Total:	**531**	**139,878,870.06**	**100.00**	**359**	**40.06**	**7.144**	**651**	**81.54**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R6

DESCRIPTION OF THE IO COLLATERAL

Initial Periodic Rate Cap of the Adjustable-Rate Loans

INITIAL PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2.000	531	139,878,870.06	100.00	359	40.06	7.144	651	81.54
Total:	**531**	**139,878,870.06**	**100.00**	**359**	**40.06**	**7.144**	**651**	**81.54**

Subsequent Periodic Rate Cap of the Adjustable-Rate Loans

SUBSEQUENT PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
1.000	531	139,878,870.06	100.00	359	40.06	7.144	651	81.54
Total:	**531**	**139,878,870.06**	**100.00**	**359**	**40.06**	**7.144**	**651**	**81.54**

Insured AVM

INSURED AVM	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Non-Insured AVM	407	109,358,458.41	68.36	359	40.39	7.147	653	83.42
Insured AVM	211	50,607,362.65	31.64	359	38.70	7.109	649	76.08
Total:	**618**	**159,965,821.06**	**100.00**	**359**	**39.86**	**7.135**	**652**	**81.09**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.


AMERIQUEST
MORTGAGE COMPANY

FOR ADDITIONAL INFORMATION PLEASE CALL:

CSFB Contacts

Banking

Boris Grinberg	(212) 325-4375
Kenny Rosenberg	(212) 325-3587
Sean Walker	(212) 325-4310
Stephen Marchi	(212) 325-0785

Structuring

Balazs Foldvari	(212) 538-3549

Collateral

Kashif Gilani	(212) 325-8697
David Steinberg	(212) 325-2774

ABS Syndicate

Tricia Hazelwood	(212) 325-8549
Melissa Simmons	(212) 325-8549
Jim Drvostep	(212) 325-8549
Garrett Smith	(212) 325-8549

Rating Agencies

Standard & Poor's

Carissa Hinman	(212) 438-1567

Moody's

Navneet Agarwal	(212) 553-3674

Fitch

Andrea Murad	(212) 908-0896
Natasha Hanson	(212) 908-0272
Julianna Lee	(212) 908-0285

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.